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Index to consolidated financial statements and supplementary data

As filed with the Securities and Exchange Commission on June 19, 2014

Registration No. 333-193000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 5
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE MICHAELS COMPANIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	5945	37-1737959
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)
8000 Bent Branch Drive Irving, Texas 75063 Telephone: (972) 409-1300 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Charles M. Sonsteby
Chief Administrative Officer and Chief Financial Officer
8000 Bent Branch Drive
Irving, Texas 75063
Telephone: (972) 409-1300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David A. Fine Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 Telephone: (617) 951-7000	Michael J. Veitenheimer The Michaels Companies, Inc. Senior Vice President—General Counsel and Secretary 8000 Bent Branch Drive Irving, Texas 75063 Telephone: (972) 409-1300	D. Rhett Brandon Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock	31,944,445	$19.00	$606,944,455	$78,175

(1)
Includes 4,166,667 shares of common stock issuable upon exercise of the underwriters' option to purchase additional shares of common stock.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) of the Securities Act of 1933, as amended, based upon an estimate of the maximum offering price.

(3)
Fee already paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 19, 2014

Prospectus

27,777,778 shares

The Michaels Companies, Inc.

Common Stock

This is an initial public offering of shares of Common Stock of The Michaels Companies, Inc. We are offering 27,777,778 shares of Common Stock.

Prior to this offering, there has been no public market for the Common Stock. We currently anticipate the initial public offering price of the Common Stock will be between $17.00 and $19.00 per share.

We intend to list our Common Stock on The Nasdaq Global Select Market, subject to notice of issuance, under the symbol "MIK".

	Per share	Total

Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before expenses	$	$

(1)    We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See "Underwriting."

The selling stockholders identified in this prospectus have granted the underwriters an option for a period of 30 days to purchase, on the same terms and conditions as set forth above, up to an additional 4,166,667 shares of our Common Stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in our Common Stock involves risks. See "Risk Factors" beginning on page 16 to read about factors you should consider before buying shares of our Common Stock.

The underwriters expect to deliver the shares of Common Stock on or about                           , 2014.

J.P. Morgan	Goldman, Sachs & Co.
Barclays	Deutsche Bank Securities

BofA Merrill Lynch	Credit Suisse	Morgan Stanley	Wells Fargo Securities

Guggenheim Securities
Macquarie Capital
Nomura
Piper Jaffray
Raymond James
Stephens Inc.
SunTrust Robinson Humphrey

Ramirez & Co., Inc.	Telsey Advisory Group	The Williams Capital Group, L.P.

                           , 2014.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus.

i

Note regarding trademarks and service marks

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business, including, without limitation, "Aaron Brothers", "Aaron Brothers Art & Framing", "Artistree", "Michaels", "Michaels the Arts and Crafts Store", "Recollections", the stylized "Timeframe" logo, "Where Creativity Happens", and the stylized Michaels logos. We have registered our primary private brands including Artist's Loft, ArtMinds, Celebrate It, Creatology, Craft Smart, Recollections, Loops & Threads, Studio Décor, Bead Landing, imagin8, MiDesign@Michaels, and Ashland. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trademarks, service marks, trade names and domain names. The trademarks, service marks and trade names of other companies appearing in this prospectus are, to our knowledge, the property of their respective owners.

Note regarding market and industry data

Industry and market data included in this prospectus were obtained from our own internal data, data from industry trade publications and groups, consumer research and marketing studies and, in some cases, are management estimates based on industry and other knowledge and experience in the markets in which we operate. Our estimates have been based on information obtained from our suppliers, customers, trade and business organizations and other contacts in the markets in which we operate, including the Craft & Hobby Association ("CHA") and Interbrand. We believe these estimates to be accurate as of the date of this prospectus.

ii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Common Stock. You should read the entire prospectus, including the more detailed information and the financial statements appearing elsewhere in this prospectus and the section entitled "Risk Factors." As part of the reorganization described under "The Reorganization," in July 2013 Michaels Stores, Inc. ("MSI") became an indirect, wholly-owned subsidiary of The Michaels Companies, Inc. Unless the context otherwise requires, the terms "Michaels," "our company," "the Company," "we," "us," "our" and the like refer to The Michaels Companies, Inc. and its consolidated subsidiaries. Unless otherwise indicated, (i) the information provided in this prospectus assumes the underwriters' option to purchase additional shares is not exercised and (ii) references to our Common Stock contained in this prospectus give effect to a 1.476-for-one stock split effected on June 6, 2014.

We report on the basis of a 52- or 53-week fiscal year, which ends on the Saturday closest to January 31. References to fiscal year mean the year in which that fiscal year began. Fiscal 2013 ended on February 1, 2014, fiscal 2012 ended on February 2, 2013, and fiscal 2011 ended on January 28, 2012. Fiscal 2013 and 2011 contain 52 weeks and fiscal 2012 contains 53 weeks. References to "the first quarter of fiscal 2014" relate to the 13 weeks ended May 3, 2014, and references to "the first quarter of fiscal 2013" relate to the 13 weeks ended May 4, 2013.

Please note that our discussion of financial information for fiscal 2013 includes data from the period preceding the Reorganization (February 3, 2013 to July 21, 2013) and data from the period following the Reorganization (July 22, 2013 to February 1, 2014) on a combined basis.

Our company

We believe Michaels is where creativity happens. With 1,263 stores (consisting of 1,145 Michaels stores and 118 Aaron Brothers stores) as of May 31, 2014 and approximately $4.6 billion in sales in fiscal 2013, Michaels is the largest arts and crafts specialty retailer in North America based on store count. We also operate a market-leading vertically-integrated custom framing business. Our mission is to inspire and enable customer creativity, create a fun and rewarding place to work, foster meaningful connections with our communities and lead the industry in growth and innovation. With helpful store associates and a broad selection of merchandise combined with compelling in-store events and online content, we believe we offer the most complete arts and crafts experience and are the preferred destination in the industry.

Our stores are at the heart of our customer engagement strategy, showcasing our artistic and creative products while providing an opportunity for our store associates to interact with customers and help them develop creative ideas. We carry a broad and deep assortment of approximately 36,000 stock-keeping units ("SKUs") in arts, crafts, scrapbooking, floral, framing, home décor, seasonal offerings and children's hobbies that enable us to satisfy the diverse needs of our customers. We have also developed a robust online platform which promotes social networking, and includes expert tips, project ideas, marketing content and information on upcoming store events. In recent years, we have capitalized on our market-leading scale to create a team and infrastructure dedicated to designing, sourcing and delivering high quality, on-trend merchandise, including a growing number of products under our portfolio of private brands.

Our private branded products, which represented approximately 48% of total Net sales in fiscal 2013, are only available at Michaels and allow us to further differentiate our merchandise while enhancing product margins. We are also able to use our scale and market leadership to identify and secure exclusive third party products. We believe our compelling store experience and broad product offering distinguish us from our competitors and position Michaels as the leading brand that defines arts and crafts.

Our experienced management team has undertaken a series of key initiatives designed to enhance the strength of our market position and our potential for future growth. These initiatives include:

•
making our stores more inviting to a broader set of customers, including those new to do-it-yourself ("DIY") projects and more experienced crafters;

•
enhancing our in-store shopping experience by creating a more visually appealing environment through improved signage and open sightlines to make it easier for our customers to shop;

•
becoming a true multi-channel retailer with our e-commerce platform launch in 2014 to complement our existing web and mobile platforms;

•
strengthening our connections with existing customers and reaching new customers through an expanded marketing program including print, digital, direct mail, broadcast and community events;

•
broadening our merchandising and sourcing capabilities to better identify and source new trends, merchandise and categories that enhance our portfolio of exclusive brands and products; and

•
developing flexible store formats to address different markets and facilitate expansion.

Financial performance

We believe the strength of our business model and the impact of our initiatives have delivered consistent sales growth and Net income improvement. We believe these strong results place us among the best performers in the specialty retail sector and create a foundation for future growth.

•
In fiscal 2013, Net sales increased to $4,570 million, a 3.7% improvement over the previous year, which included a 53rd week, driven by comparable store sales growth of 2.9% and the opening of 56 new Michaels and Aaron Brothers stores, including the relocation of 14 Michaels and 2 Aaron Brothers stores.

•
During the third quarter of fiscal 2013, we introduced, and are the exclusive big-box retailer of, the Rainbow Loom. In an effort to drive sales of the Rainbow Loom, we dedicated significant advertising and marketing efforts to this on-trend children's craft product. Sales of the Rainbow Loom and replacement rubber bands contributed 2.9% to our comparable stores sales increase for fiscal 2013.

•
In the first quarter of fiscal 2014, Net sales increased to $1,052 million, a 5.9% improvement over the first quarter of fiscal 2013. Comparable store sales for the first quarter of fiscal 2014 increased 3.8% over the first quarter of fiscal 2013.

Our industry and our customer

We operate within the large, growing and fragmented arts and crafts industry. According to the CHA 2011 Attitude & Usage Study, which represents the most recent available third party estimate of industry size, the arts and crafts industry generated approximately $30.3 billion in sales for the twelve months ended June 30, 2011, up from $27.3 billion in sales for the twelve months ended December 31, 2008. This represents a compounded annual growth rate of 4.3%, but excludes custom framing, which is one of our key categories. According to the CHA 2012 State of the Craft Industry report, our industry remains highly fragmented as craft and fabric chain stores ("multi store chains") comprise approximately 26% of the market. The balance consists of mass merchants, discounters, independent operators and online retailers.

Our core customer is an important driver of our success. Based on an internal study, we believe our typical customer is female (79%), spans a broad age range (68% are under 55, with 43% between the ages of 35 and 54), and has a median household income of approximately $81,000.

According to CHA, approximately 55% of U.S. households participated in at least one crafting project during 2012, which represented over 62 million households. Additionally, these households purchased crafting supplies, on average, 1.9 times per month and reported participating in approximately three crafting categories during the year. We believe the broad, multi-generational appeal, high personal attachment and the low-cost, project-based nature of crafting creates a loyal, resilient following. This is supported by CHA findings that nearly half of crafters report being a crafter for 10 or more years.

We further believe the rapid expansion and acceptance of digital social communities and societal trends towards DIY creative expression have expanded our potential customer base beyond the historical experienced crafter to include project-focused beginners. According to the CHA, nearly two-thirds of crafters use the internet to source ideas and information about crafting, with retail websites (31%) and social media websites (23%) being cited as the most frequently used internet sources.

Our competitive strengths

Leading market position in an attractive industry.    We believe our leading market position provides us with a number of advantages relative to our competitors and positions us to continue to capture market share. Our scale allows us to invest in product sourcing and innovation as well as proprietary store and online content, which we believe differentiates us from local and regional arts and crafts retailers. The breadth and depth of our assortment, combined with a large share of private brand products, strengthen our competitive position relative to mass merchants, which devote only a small portion of shelf space to the category. Our category leadership attracts significant traffic to our websites, which include engaging online content and information on upcoming store events designed to be an extension of the Michaels brand.

Sophisticated global sourcing and innovation capabilities.    Our infrastructure and our internal product development and global sourcing team position us to continue to deliver a differentiated level of innovation, quality and value to our customers. Our global sourcing network allows us to control new product introductions, maintain quality standards, monitor delivery times, and manage product costs and inventory levels in order to enhance profitability. Further, through our wholly-owned subsidiary Artistree, we operate a vertically integrated custom frame design and manufacturing business, which delivers high-quality and innovative framing products at competitive prices, while capturing both manufacturing and retail margins.

Industry defining brands.    We believe Michaels is the leading brand in the arts and crafts category. We are the only arts and crafts retailer named on Interbrand's list of Best Retail Brands in the United States, ranking 33rd in April 2014.

The strength of the Michaels brand reflects, in part, our ability to offer unique merchandise at a compelling value. We believe products offered under our internally developed portfolio of 11 private brands are of equal or better quality than third party branded products and generate higher gross margins. In fiscal 2013, sales of our private brands exceeded $2.2 billion.

Highly effective customer engagement strategy.    We engage with our customers through a data-driven, multi-channel communication strategy. Our marketing approach has expanded beyond the primary use of newspaper circulars to a strategy using multiple forms of media, including digital, social media, direct marketing, broadcast and event-based promotions. Our nationally coordinated craft education program offers a broad curriculum of hands-on instruction in stores. We successfully grew total participation in this program to 799,000 in fiscal 2013 from 257,000 in fiscal 2009.

Our customer engagement strategy provides us with a deep understanding of customers' buying preferences, including assortment, brand and price. This strategy enables us to be a source of ideas and creativity, which ultimately increases loyalty and comparable store sales growth. It also allows us to better understand and cater to the needs of both our core expert crafters, as well as beginners. Further, we believe our new e-commerce platform launched in 2014 builds on our existing marketing-focused website and opens additional avenues to engage with our customers and increase sales.

Strong cash flow generation.    Our ability to deliver strong financial performance, including the generation of net cash from operations of $2.0 billion from fiscal 2009 through fiscal 2013, allows us to take advantage of the opportunities listed above, as well as invest in new initiatives to drive continued growth.

Experienced management team.    Our current management team has deep leadership experience across multiple retail operations and consumer product companies.

Our business strategy

We intend to strengthen our position in the marketplace by executing store, e-commerce, marketing and merchandising initiatives through the following strategies:

Drive comparable store sales growth

Engaging with our customers.    We believe we will capture additional market share from our existing customers and attract new customers by enhancing our customer engagement strategy. We expect to drive sustainable long-term sales growth by improving our brand positioning, expanding our marketing channels to include more direct mail, digital and broadcast efforts, and building customer loyalty by leveraging our large customer database. For example, we utilize our proprietary customer database, along with our email marketing database of more than 12 million customers, to offer increasingly personalized marketing communications to augment our already effective mass marketing vehicles.

Compelling store experience.    We will further enhance our in-store shopping experience to broaden our customer base. Giving our stores a more consistent look and feel, including improved visual merchandising and more open sightlines, will make it easier for our customers to shop, as well as more efficient for us to operate our stores. We continue to refine our store operating model to increase efficiency and the amount of interaction our associates have with customers. Furthermore, our stores and community rooms have increasingly become a popular destination for a variety of events such as birthday parties and children's seasonal crafting programs. These initiatives strengthen our relationship with customers, create further opportunities to visit our stores and attract new customers to the Michaels experience.

Providing differentiated and inspiring merchandise.    We will leverage our merchandising, global sourcing and trend teams to continually introduce new, exclusive and on-trend products and creative solutions. We plan to emphasize speed to market to capitalize on changing consumer demand that continues to accelerate with the success of social media sites like Pinterest and Facebook. We believe this will further differentiate us from our competitors, attract more customers, and increase the frequency of visits to our stores and websites.

Expanding our customer base.    We will broaden our target customer base to include more beginners: consumers who are interested in customizing and personalizing creative projects, but who may be hesitant to try due to time constraints or limited experience. We expect to achieve this through changes to our product assortment, packaging, visual merchandising, and in-store and online education.

Expand multi-channel business platform

Driving store growth.    Based on our detailed market-by-market analysis, we believe there is opportunity for continued new store growth, with the potential for approximately 1,500 Michaels stores in North America. Over the past five fiscal years we have opened 201 Michaels stores, including 57 relocations, and expanded our target geographic markets beyond the traditional suburban community to include urban and smaller markets that we had not previously targeted. Based on recent performance, we believe our new stores will continue to generate an attractive pre-tax cash-on-cash return of approximately 30% on our initial net investment by their fourth year after opening.

In fiscal 2014, we plan to open 40 to 45 new Michaels stores, including 10 to 15 relocations. We expect these and future openings will be funded by our strong operating cash flow.

e-commerce platform.    Our e-commerce platform, launched in 2014, is designed to leverage our highly visited marketing and educational websites to sell a broad range of products directly to customers online. Over the last 12 months, we have had approximately 188 million visits to michaels.com; we also have approximately 1.8 million Facebook followers, more than 395,000 Pinterest followers and over 134,000 Twitter followers. We expect our new e-commerce platform will allow us to sell much of our current assortment while also expanding into e-commerce-only products. Although we expect this channel will produce a more limited sales penetration than more commoditized retail categories, we believe it will augment our multi-channel strategy to broaden our customer base and improve the shopping experience.

Enhance operating margins and cash flow

Exclusive brand and global sourcing initiatives.    We plan to increase the penetration of our exclusive products, largely through private brands, and believe additional opportunities exist to expand our global sourcing and product design capabilities. We believe this will allow us to improve our selection and introduce new products tailored to our customers' tastes, while more effectively controlling costs and expanding our margins.

Pricing and promotional strategies.    We will continue to leverage our understanding of customer demand and improve our merchandising systems to deliver promotions that enhance customer value and improve margin. Our refined pricing and promotional models can be customized at the store level to better capture the price elasticity of our products and target promotional messages to customers. This analytically-based strategy allows us to optimize the types of offers sent through our mass and targeted marketing channels.

Operating leverage.    As we continue to grow, we will seek to further benefit from our scale and the infrastructure and capabilities we have developed to support our store network. From fiscal 2009 through fiscal 2013, we have been able to leverage our scale to reduce Selling, general, and administrative expense as a percentage of sales by 130 basis points.

Summary risk factors

The fragmented arts and crafts industry can be highly competitive, specifically in regard to comparable products sold online or by mass merchandisers, and we may face intense competition in the future that could impact our planned growth and results of operations as discussed in the "Risk Factors" section of this prospectus. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the risk factors in the "Risk Factors" section of this prospectus before deciding whether to invest in our Common Stock. Among the important risks relating to our business and our ability to successfully execute our business strategy are the following:

•
General economic factors and changes in consumer preference may adversely affect our performance and could materially adversely affect our sales, results of operations and cash flow

•
Our substantial debt, of which $3.7 billion was outstanding at May 3, 2014, could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk associated with our $1.6 billion in variable rate debt, prevent us from meeting our obligations under our notes and credit facilities and limit our flexibility in operating our business

•
Our recent data breach or a failure to adequately maintain security and prevent unauthorized access to electronic and other confidential information, which could result in an additional data breach, could materially adversely affect our reputation, financial condition and operating results

•
Competition, including Internet-based competition, could negatively impact our business

•
Our significant reliance on foreign suppliers, particularly those located in China, increases our risk of obtaining adequate, timely, and cost-effective product supplies

•
Even if we are able to substantially continue our strategy of expanding our store base, our success will depend on how well we manage our business

•
Damage to the reputations of the Michaels brand or our private and exclusive brands could adversely affect our sales

•
Our fourth quarter has historically been our highest quarter for sales and profitability, and a weak fourth quarter could have material adverse impacts on us

•
If a supplier fails us, transitioning to other qualified vendors could affect our sales and profitability

•
Our promotional and merchandising programs are dependent on consumer responses, which could be unfavorable or unexpected, adversely impacting our sales

•
Our holding company structure makes us, and certain of our direct and indirect subsidiaries, dependent on the operations of our, and their, subsidiaries to meet our, and their, financial obligations

•
Investment funds affiliated with the Sponsors (as defined below) will own approximately 80% of the outstanding shares of our Common Stock upon the consummation of this offering and as a result will have the ability to control the outcome of matters submitted for stockholder approval, including the ability to direct the election of all of the members of our Board of Directors, and they may have interests that differ from those of our other stockholders

The risks described above and other risks we face are described in further detail under the "Risk Factors" section of this prospectus, which you should carefully review.

The Reorganization

In July 2013, the Company's corporate structure was reorganized into a holding company structure (the "Reorganization"). The Michaels Companies, Michaels FinCo Holdings, LLC ("FinCo Holdings"), Michaels FinCo, Inc. ("FinCo Inc.") and Michaels Funding, Inc. ("Holdings") and Michaels Stores MergerCo, Inc. ("MergerCo") were formed in connection with the Reorganization and (i) MergerCo was merged with and into MSI with MSI being the surviving corporation; (ii) each share of MSI common stock was converted into the right to receive one share of Common Stock of the Company, subject to the same vesting conditions, if any, as applied to the share so converted, and each such share of MSI common stock was cancelled and retired and ceased to exist; and (iii) each option to purchase one or more shares of common stock of MSI was assumed by the Company and converted into an option to purchase an equivalent number of shares of Common Stock of the Company with the remaining terms of each such option remaining unchanged, except as was necessary to reflect the Reorganization. Approximately 174.8 million shares of MSI common stock were converted into an equivalent number of shares of Common Stock of the Company. The MSI shares were then cancelled and retired. MSI then issued 100 shares of stock with a $0.10 par value to Holdings. As a result of the Reorganization, FinCo Holdings is wholly owned by the Company, FinCo Inc. and Holdings are wholly owned by FinCo Holdings, and MSI is wholly owned by Holdings.

Our history

We were incorporated in Delaware in July 2013 in connection with the Reorganization of MSI into a holding company structure. MSI was incorporated in Delaware in 1983 and is headquartered in Irving, Texas. On October 31, 2006, substantially all of the common stock of MSI was acquired through a merger transaction (the "Merger") by affiliates of two investment firms, Bain Capital Partners, LLC and The Blackstone Group L.P. (collectively, together with their applicable affiliates, the "Sponsors"), with certain shares retained by investment funds managed by Highfields Capital Management LP ("Highfields") (then-existing shareholders of Michaels Stores, Inc.). As a result of the Merger and the Reorganization, Michaels Holdings LLC, an entity controlled by our Sponsors, currently owns approximately 93% of our outstanding Common Stock.

Subsequent to the Reorganization, on July 29, 2013, FinCo Holdings and FinCo Inc. issued $800 million aggregate principal amount of 7.50%/8.25% PIK Toggle Notes due 2018 (the "Holdco Notes") in a private transaction. The net proceeds from the debt issuance were approximately $783 million, after deducting the initial purchasers' discount and fees and expenses. FinCo Holdings distributed the net proceeds to the Company and the proceeds were used to fund a cash dividend to the Company's equity and equity-award holders and pay related fees and expenses. Amounts paid to our Sponsors and other non-management equity holders were approximately $714 million and $49 million, respectively. Amounts paid to current executive officers were approximately $3 million and amounts paid to other management equity holders (including former management) were approximately $14 million. In addition, approximately $2 million will be paid to management equity holders at the time restricted stock awards vest. No dividends were directly paid to directors of the Company. The dividend was paid to provide liquidity to our equity holders.

Our Sponsors

Bain Capital, LLC ("Bain Capital") (www.baincapital.com) is a global private investment firm that, together with its affiliates (including Bain Capital Partners, LLC), manages several pools of capital including private equity, venture capital, public equity, credit products and absolute return investments with over $75 billion in assets under management. Since its inception in 1984, Bain Capital has made private equity, growth, and venture capital investments in over 400 companies in a variety of industries around the world. Bain Capital consumer and retail private equity investments have included such leading businesses as Toys "R" Us, Bright Horizons Family Solutions, Dollarama, Burlington Coat Factory, Dunkin' Brands and Gymboree. Headquartered in Boston, Bain Capital has offices in New York, Chicago, Palo Alto, London, Luxembourg, Munich, Melbourne, Hong Kong, Shanghai, Tokyo and Mumbai.

The Blackstone Group L.P. ("The Blackstone Group") is one of the world's leading investment and advisory firms. The Blackstone Group seeks to create positive economic impact and long term value for its investors, the companies it invests in, the companies it advises and the broader global economy. The Blackstone Group does this through the commitment of its extraordinary people and flexible capital. The Blackstone Group's asset management businesses include investment vehicles focused on private equity, real estate, hedge fund solutions, non-investment grade credit, secondary funds, and multi asset class exposures falling outside of other funds mandates. The Blackstone Group also provides various financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory and fund placement services. Further information is available at www.blackstone.com.

Payments to the Sponsors and Highfields in connection with the offering

In connection with this offering, we plan to terminate our management services agreement with the Sponsors and Highfields, and pay Bain Capital, The Blackstone Group and Highfields termination fees in the amount of approximately $14 million, $14 million and $2 million, respectively.

Recent developments

Additional 2020 Senior Subordinated Notes.    On June 16, 2014, MSI and certain of its subsidiaries, as guarantors, issued an additional $250,000,000 in aggregate principal amount of MSI's 5 7/8% senior subordinated notes due December 15, 2020 (the "Additional 2020 Senior Subordinated Notes") at a price of 102% of their aggregate principal amount, yielding gross proceeds of $255,000,000 before commissions and expenses. The Additional 2020 Senior Subordinated Notes were issued on June 16, 2014 as part of the same series as MSI's 5 7/8% senior subordinated notes due December 15, 2020 (together with the Additional 2020 Senior Subordinated Notes, the "2020 Senior Subordinated Notes") issued in December 2013. MSI intends to use the net proceeds from the Additional 2020 Senior Subordinated Notes to redeem a portion of its 7 3/4% Senior Notes due 2018 (the "2018 Senior Notes"), to pay the applicable make-whole premium and accrued and unpaid interest to, but not including, the applicable redemption date and to pay related fees and expenses.

Incremental Term Loans.    On June 6, 2014, MSI also priced an additional $850 million in aggregate principal amount of additional term loan indebtedness (the "Incremental Term Loans") under its restated senior secured term loan facility (the "Restated Term Loan Credit Facility"). On June 10, 2014, MSI entered into an amendment to its Restated Term Loan Credit Facility to effect the Incremental Term Loans (the "First Amendment"). The closing of the First Amendment and funding of the Incremental Term Loans will be subject to, and simultaneous with, the closing of this offering. The Incremental Term Loans will be issued at a purchase price equal to 99.5% of the aggregate principal amount, and MSI intends to use the net proceeds of the Incremental Term Loans to redeem the remaining outstanding 2018 Senior Notes that are not redeemed with the net proceeds from the offering of the Additional 2020 Senior Subordinated Notes. Accordingly, MSI currently plans to redeem all of its outstanding 2018 Senior Notes with the net proceeds from the Additional 2020 Senior Subordinated Notes and the Incremental Term Loans.

On a pro forma basis as of May 3, 2014, after giving effect to the issuance of the Additional 2020 Senior Subordinated Notes and the incurrence of the Incremental Term Loans and the redemption of the 2018 Senior Notes, we would have had total indebtedness of $3,788 million and an additional approximately $589 million of additional borrowing capacity (after giving effect to then-outstanding letters of credit) under our Restated Revolving Credit Facility. If we redeem all of the 2018 Senior Notes, we estimate we would pay a make-whole premium of approximately $58 million plus accrued and unpaid interest thereon. We expect to incur fees and expenses in connection with the Incremental Term Loans of approximately $10 million.

The Incremental Term Loans will have an interest rate margin of 3.00%, for LIBOR rate loans, and 2.00%, for base rate loans. Incremental Term Loans bearing interest based on LIBOR will be subject to a floor of 1%. We anticipate that the Incremental Term Loans will accrue interest at approximately 4.00%, assuming effective LIBOR of 1.00%. After also giving effect to the issuance of the Additional 2020 Senior Subordinated Notes and the redemption of all of the 2018 Senior Notes, we expect that our annual interest expense going forward will decrease by approximately $29 million.

The estimates above are subject to change based on a number of variables, including the date and make-whole premium of the redemption of the 2018 Senior Notes.

Company information

Our principal executive offices are located at 8000 Bent Branch Drive, Irving, Texas 75063; our telephone number at that address is (972) 409-1300 and our Internet address is www.michaels.com. Our website, and the information contained on our website, are not part of this prospectus.

The offering

Common Stock offered by The Michaels Companies, Inc.	27,777,778 shares
Common Stock to be outstanding after this offering	203,103,838.7 shares (after giving effect to the 1.476-for-one stock split effected on June 6, 2014)
Underwriters' option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to 4,166,667 additional shares of Common Stock.
Use of proceeds
We estimate the net proceeds to us from this offering, after deducting estimated offering expenses and underwriting discounts, will be approximately $466 million, assuming the shares are offered at $18.00 per share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering to redeem $466 million of the Holdco Notes. We also intend to use cash on hand to pay the applicable redemption premium of $5 million (1% of the principal amount of the Holdco Notes being redeemed).
We will not receive any of the net proceeds from any sale of shares of Common Stock by the selling stockholders.
See "Use of Proceeds".
Dividend policy	We have no current plans to pay dividends on our Common Stock in the foreseeable future.
Principal stockholders
Upon completion of this offering, investment funds affiliated with the Sponsors will indirectly beneficially own a controlling interest in us. As a result, we currently intend to avail ourselves of the controlled company exemption under the rules of The NASDAQ Stock Market. For more information, see "Risk Factors—Risk Factors Relating to This Offering and Ownership of Our Common Stock—We are a "controlled company" within the meaning of the rules of The NASDAQ Stock Market and, as a result, expect to qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements" and "Management—Corporate Governance—Board Committees".
Risk factors
You should carefully read and consider the information set forth in the "Risk Factors" section of this prospectus and all other information set forth in this prospectus before investing in our Common Stock.

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees and certain other persons who are otherwise associated with us through a directed share program. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
NASDAQ symbol	"MIK"

The number of shares of our Common Stock to be outstanding after this offering is determined as of May 31, 2014 and is based on shares of our Common Stock outstanding as of such date, and: (1) assumes an offering price of $18.00 per share (the mid-point of the price range set forth on the cover of this prospectus); (2) gives effect to a 1.476-for-one stock split effected on June 6, 2014; and (3) excludes an aggregate of 6,642,000.0 shares of Common Stock reserved for issuance and not yet issued under our long-term equity incentive plan, as amended and restated (the "2014 Omnibus Plan"), including shares reserved for issuance but not yet issued pursuant to awards granted prior to the plan's amendment and restatement as then in effect (the "Equity Incentive Plan").

Summary consolidated financial and operating data

The following table sets forth our summary consolidated financial and operating data as of the dates and for the periods indicated. Our summary consolidated balance sheet data as of February 1, 2014 and February 2, 2013, and our consolidated results of operations data and cash flow data for each of the three years ended February 1, 2014, February 2, 2013 and January 28, 2012, respectively, have been derived from our audited Consolidated Financial Statements, which are included elsewhere in this prospectus. Our summary consolidated balance sheet data as of January 28, 2012 has been derived from our historical audited financial statement for such year, which are not included in this prospectus. Other operating data and store counts included in the following table are unaudited for all periods presented. The summary consolidated results of operations, cash flow data and balance sheet data presented as of and for the quarters ended May 4, 2013 and May 3, 2014 are derived from our unaudited Consolidated Financial Statements appearing elsewhere in this prospectus. The results of operations for any period are not necessarily indicative of the results to be expected for any future period.

We operate on a fiscal calendar, which in a given fiscal year consists of a 52- or 53-week period ending on the Saturday closest to January 31. Fiscal 2013 is the 52-week period ended February 1, 2014, fiscal 2012 is the 53-week period ended February 2, 2013 and fiscal 2011 is the 52-week period ended January 28, 2012. References to "the first quarter of fiscal 2014" relate to the 13 weeks ended May 3, 2014, and references to "the first quarter of fiscal 2013" relate to the 13 weeks ended May 4, 2013.

Our discussion of financial information for fiscal 2013 includes data from the period preceding the Reorganization (February 3, 2013 to July 21, 2013) and data from the period following the Reorganization (July 22, 2013 to February 1, 2014) on a combined basis.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. The following summaries of our consolidated financial and operating data for the periods presented should be read in conjunction with "Risk Factors", "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the related notes, which are included elsewhere in this prospectus.

				Quarters Ended
	Fiscal Year(1)
(in millions, except earnings per common share, operating and store count data)				May 3, 2014	May 4, 2013
	2013	2012	2011

Results of Operations Data:
Net sales	$4,570	$4,408	$4,210	$1,052	$993
Operating income	610	592	538	139	128
Interest expense	215	245	254	57	47
Net income(1)	243	200	157	45	46
Earnings per Common share, basic	$1.39	$1.14	$0.90	$0.26	$0.26
Earnings per Common share, diluted	$1.36	$1.12	$0.89	$0.25	$0.26
Weighted average shares used in computing per share amounts, basic	174.8	174.7	174.6	175.1	174.8
Weighted average shares used in computing per share amounts, diluted	178.7	178.2	176.7	178.9	178.7
Balance Sheet Data:
Cash and equivalents	$239	$56	$371	$115	$55
Merchandise inventories	901	862	845	930	843
Current portion of long-term debt	16	150	127	16	198
Long-term debt	3,678	2,891	3,363	3,673	2,887
Working capital	450	188	478	493	231
Cash flow data:
Cash flows provided by (used in) operating activities	$449	$299	$409	$(74)	$2
Cash flows used in investing activities	(112)	(124)	(109)	(31)	(22)
Cash flows (used in) provided by financing activities	(154)	(490)	(248)	(19)	19
Other Operating Data:
Average net sales per selling square foot(2)	$218	$215	$212
Comparable store sales increase (decrease)(3)	2.9%	1.5%	3.2%	3.8%	(0.7)%
Total selling square footage (in millions)	21.1	20.6	20.1	21.2	20.8
Adjusted EBITDA (in millions)(4)	$792	$747	$707	$179	$165
Stores Open at End of Period:
Michaels	1,136	1,099	1,064	1,144	1,113
Aaron Brothers	121	125	134	118	122

Total stores open at end of period	1,257	1,224	1,198	1,262	1,235

(1)    Fiscal 2013 refinancing costs and losses on early extinguishments of debt include $7 million ($4 million, net of tax) of refinancing costs associated with our 2020 Senior Subordinated Notes and a $7 million ($4 million, net of tax) loss related to the redemption of $137 million in aggregate principal amount of our 11 3/8% Senior Subordinated Notes due November 1, 2016 ("2016 Senior Subordinated Notes"). Fiscal 2012 refinancing costs and losses on early extinguishments of debt include $12 million ($8 million, net of tax) of refinancing costs associated with our Restated Term Loan Credit Facility, an $8 million ($5 million, net of tax) loss related to our amended and restated senior secured term loan facility and prepayment of our B-1 Term Loans, an $11 million ($7 million, net of tax) loss related to the redemption of our remaining outstanding 13% Subordinated Discount Notes due November 1, 2016 ("Subordinated Discount Notes"), and a $2 million ($1 million, net of tax) loss related to the amendment and restatement of our senior secured asset-based Revolving Credit Facility. Fiscal 2011 refinancing costs and losses on early extinguishments of debt include an $18 million ($11 million, net of tax) loss related to the early extinguishment of $163 million face value, or $155 million accreted value, of our outstanding Subordinated Discount Notes and $7 million face value of our 2016 Senior Subordinated Notes.

(2)   The calculation of average net sales per selling square foot includes only Michaels comparable stores, as defined below. Aaron Brothers, which is a smaller store model, is excluded from the calculation.

(3)   Comparable store sales increase (decrease) represents the increase (decrease) in Net sales for stores open the same number of months in the indicated and comparable period of the previous year, including stores that were relocated or expanded during either period. A store is deemed to become comparable in its 14th month of operation in order to eliminate grand opening sales distortions. A store temporarily closed more than two weeks is not considered comparable during the month it is closed. If a store is closed longer than two weeks but less than two months, it becomes comparable in the month in which it reopens, subject to a mid-month convention. A store closed longer than two months becomes comparable in its 14th month of operation after its reopening.

(4)   The table presents Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA"). The Company defines Adjusted EBITDA as Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") (excluding refinancing costs and losses on early extinguishments of debt) adjusted for certain defined amounts that are added to, or subtracted from, EBITDA (excluding refinancing costs and losses on early extinguishments of debt) (collectively, the "Adjustments") in accordance with the Company's Restated Term Loan Credit Facility and Restated Revolving Credit Facility. The Adjustments are described in further detail in the table and the footnotes to the table below.

The Company has presented EBITDA (excluding refinancing costs and losses on early extinguishments of debt) and Adjusted EBITDA to provide investors with additional information to evaluate our operating performance and our ability to service our debt. Adjusted EBITDA is a required calculation under the Company's Restated Term Loan Credit Facility and Restated Revolving Credit Facility. As it relates to the Restated Term Loan Credit Facility, Adjusted EBITDA is used in the calculations of fixed charge coverage and leverage ratios, which, under certain circumstances may result in limitations on MSI's ability to make restricted payments as well as the determination of mandatory repayments of the loans. Under the Restated Revolving Credit Facility, Adjusted EBITDA is used in the calculation of fixed charge coverage ratios, which under certain circumstances, may restrict MSI's ability to make certain payments (characterized as restricted payments), investments (including acquisitions) and debt repayments, and which under certain circumstances will be used as a maintenance covenant.

As EBITDA (excluding refinancing costs and losses on early extinguishments of debt) and Adjusted EBITDA are not measures of operating performance or liquidity calculated in accordance with U.S. generally accepted accounting principles ("GAAP"), these measures should not be considered in isolation of, or as a substitute for, Net income, as an indicator of operating performance, or Net cash provided by operating activities as an indicator of liquidity. Our computation of EBITDA (excluding refinancing costs and losses on early extinguishments of debt) and Adjusted EBITDA may differ from similarly titled measures used by other companies. As EBITDA (excluding refinancing costs and losses on early extinguishments of debt) and Adjusted EBITDA exclude certain financial information compared with Net income and Net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded.

The table below shows a reconciliation of EBITDA (excluding refinancing costs and losses on early extinguishments of debt) and Adjusted EBITDA to Net income and Net cash provided by operating activities.

				Quarters Ended
	Fiscal Years
				May 3, 2014	May 4, 2013
(in millions)	2013	2012	2011

Net cash provided by (used in) operating activities	$449	$299	$409	$(74)	$2
Depreciation and amortization	(106)	(97)	(101)	(27)	(25)
Share-based compensation	(34)	(21)	(41)	(4)	(4)
Debt issuance costs amortization	(10)	(14)	(17)	(3)	(2)
Accretion of long-term debt	1	—	(35)	—	—
Change in fair value of contingent consideration	—	—	4	—	—
Change in fair value of interest rate cap	—	—	(5)	—	—
Refinancing costs and losses on early extinguishments of debt	(14)	(33)	(18)	—	(7)
Impairment of intangible assets	—	(8)	—	—	—
Changes in assets and liabilities	(43)	74	(39)	153	82

Net income	243	200	157	45	46
Interest expense	215	245	254	57	47
Refinancing costs and losses on early extinguishments of debt	14	33	18	—	7
Provision for income taxes	136	115	100	37	28
Depreciation and amortization	106	97	101	27	25

EBITDA (excluding refinancing costs and losses on early extinguishments of debt)	714	690	630	166	153
Adjustments:
Share-based compensation and related taxes	35	21	41	4	4
Management fees to Sponsors and others	14	13	13	3	4
Impairment of intangible assets	—	8	—	—	—
Termination expense	5	1	1	—	—
Store pre-opening costs	5	5	4	1	2
Store remodel costs	7	2	2	3	—
Foreign currency transaction losses (gains)	2	(1)	4	—	—
Store closing costs	5	4	7	1	—
Gain on contingent consideration	—	—	(4)	—	—
Loss on interest rate cap	—	—	5	—	—
Other(1)	5	4	4	1	2

Adjusted EBITDA	$792	$747	$707	$179	$165

(1)    Other adjustments relate to items such as moving & relocation expenses, franchise taxes, foreign currency hedge, sign on bonuses and certain legal settlements.

Risk factors

An investment in our Common Stock involves various risks. We are a holding company with no material assets other than our interest in our direct and indirect subsidiaries, including MSI. We do not have any independent operations and our only source of liquidity is from our subsidiaries. You should carefully consider the following risks and all of the other information contained in this prospectus before investing in our Common Stock. The risks described below are those which we believe are the material risks we face. Any of the risk factors described could significantly and adversely affect our business, prospects, sales, revenues, gross profit, cash flows, financial condition, and results of operations. In any such case, the trading price of our Common Stock could decline, and you may lose all or part of your investment in our Common Stock.

Risks relating to our business and industry

We face risks related to the effect of economic uncertainty.

In the event of a prolonged economic downturn or slow recovery, our growth, prospects, results of operations, cash flows and financial condition could be adversely impacted. Our stores offer arts and crafts supplies and products for the crafter, and custom framing for the do-it-yourself home decorator, which some customers may perceive as discretionary. Pressure on discretionary income brought on by economic downturns and slow recoveries, including housing market declines, rising energy prices and weak labor markets, may cause consumers to reduce the amount they spend on discretionary items. For example, as a result of the recession during fiscal 2007 and fiscal 2008, despite adding a number of new stores, our total Net sales decreased from $3,862 million to $3,817 million. The current economic environment may continue to adversely affect consumer confidence and retail spending, decreasing demand for our merchandise. Current economic conditions also make it difficult for us to accurately forecast future demand trends, which could cause us to purchase excess inventories, resulting in increases in our inventory carrying cost, or limit our ability to satisfy customer demand and potentially lose market share.

We face risks related to our substantial indebtedness.

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk associated with our variable rate debt and prevent us from meeting our obligations under our notes and credit facilities. As of May 3, 2014, after giving effect to the application of proceeds from this offering as set forth under "Use of Proceeds", the issuance of Additional 2020 Senior Subordinated Notes, the expected incurrence of the Incremental Term Loans, and the anticipated use of such proceeds, as described in "Prospectus summary—Recent developments", we would have had total outstanding debt of $3,322 million, of which approximately $2,473 million was subject to variable interest rates and $849 million was subject to fixed interest rates, and an additional approximately $589 million of additional borrowing capacity (after giving effect to $61 million of letters of credit then outstanding) under our Restated Revolving Credit Facility. Our substantial indebtedness could have important consequences to us, including:

•
making it more difficult for us to satisfy our obligations with respect to our debt, and any failure to comply with the obligations under our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing our indebtedness

•
increasing our vulnerability to general economic and industry conditions

•
requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our debt, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures, selling and marketing efforts, product development, future business opportunities and other purposes

•
exposing us to the risk of increased interest rates as certain of our borrowings, including under our Senior Secured Credit Facilities, which consist of the Restated Revolving Credit Facility and the Restated Term Loan Credit Facility (each, as defined below), are at variable rates

•
restricting us from making strategic acquisitions or causing us to make non-strategic divestitures

•
limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes

•
limiting our ability to plan for, or adjust to, changing market conditions and placing us at a competitive disadvantage compared to our competitors who may be less highly leveraged

The occurrence of any one of these events could have an adverse effect on our business, financial condition, results of operations, and ability to satisfy our obligations under our indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject, in the case of Holdings, MSI and FinCo Holdings and their subsidiaries, to the restrictions contained in our Senior Secured Credit Facilities and the indentures governing our notes. In addition, our Senior Secured Credit Facilities and indentures governing our notes do not restrict our owners from creating new holding companies that may be able to incur indebtedness without regard to the restrictions set forth in our Senior Secured Credit Facilities and indentures governing our notes. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

Changes in customer demands could materially adversely affect our sales, results of operations and cash flow.

Our success depends on our ability to anticipate and respond in a timely manner to changing customer demands and preferences for products and supplies used in creative activities. If we misjudge the market, we may significantly overstock unpopular products and be forced to take significant inventory markdowns, or experience shortages of key items, either of which could have a material adverse impact on our operating results and cash flow. In addition, adverse weather conditions, economic instability and consumer confidence volatility could have material adverse impacts on our sales and operating results.

Our recent results of operations have been significantly enhanced by sales of one product, the Rainbow Loom. Sales of the Rainbow Loom and replacement rubber bands were the primary driver of the increase in our Net sales in the fiscal year ended February 1, 2014 compared to the prior fiscal year. Based on our retail experience, we expect that the popularity of this product will diminish over time, and our results of operations could be affected by our inability to anticipate demand for this product and stock the appropriate level of inventory. Similarly, if we identify products in the future that have a significant effect on our results of operations, we could face similar challenges and risks that could affect our profitability.

We have recently experienced a data breach and such data breach and any future failure to adequately maintain security and prevent unauthorized access to electronic and other confidential information could result in an additional data breach which could materially adversely affect our reputation, financial condition and operating results.

The protection of our customer, associate and Company data is critically important to us. Our customers and associates have a high expectation that we will adequately safeguard and protect their sensitive personal information. We have become increasingly centralized and dependent upon automated information technology processes. In addition, a portion of our business operations is conducted electronically, increasing the risk of attack or interception that could cause loss or misuse of data, system failures or disruption of operations. This risk has increased with the recent launch of our e-commerce platform in 2014. Improper activities by third parties, exploitation of encryption technology, new data-hacking tools and discoveries and other events or developments may result in a future compromise or breach of our networks, payment card terminals or other payment systems. In particular, the techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often are not recognized until launched against a target; accordingly, we may be unable to anticipate these techniques or implement adequate preventative measures. Any failure to maintain the security of our customers' sensitive information, or data belonging to ourselves or our suppliers, could put us at a competitive disadvantage, result in deterioration of our customers' confidence in us, and subject us to potential litigation, liability, fines and penalties, resulting in a possible material adverse impact on our financial condition and results of operations. While we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses and would not remedy damage to our reputation.

In January 2014, we learned of possible fraudulent activity on some U.S. payment cards that had been used at Michaels, suggesting we may have experienced a data security attack. The Company retained two independent, expert security firms to conduct an extensive investigation. The Company also has been working closely with law enforcement authorities and coordinating with banks and payment processors to determine the facts.

After extensive analysis, we discovered evidence confirming that systems of Michaels stores in the United States and its subsidiary, Aaron Brothers, were attacked by criminals using highly sophisticated malware that had not been encountered previously by either of the security firms (the "Data Breach").

The Company believes it has now identified the malware and it no longer presents a threat while shopping at Michaels or Aaron Brothers. During the course of the investigation, we determined the following:

•
The affected systems contained certain payment card information, such as payment card number and expiration date, about both Michaels and Aaron Brothers customers. There is no evidence that other customer personal information, such as name, address or PIN, was at risk in connection with this issue.

•
Regarding Michaels stores, the attack potentially targeted a limited portion of the point-of-sale systems at a varying number of stores between May 8, 2013 and January 27, 2014. Only a small percentage of payment cards used in the affected stores during the times of exposure were impacted by this issue. The analysis conducted by the security firms and the Company shows that approximately 2.6 million cards may have been impacted, which represents about 7% of payment cards used at Michaels stores in the U.S. during the relevant time period.

•
Regarding Aaron Brothers, we have confirmed that between June 26, 2013 and February 27, 2014, 54 Aaron Brothers stores were affected by this malware. We estimate that approximately 400,000 cards were potentially impacted during this period.

•
We have received a limited number of reports from the payment card brands and banks of fraudulent use of payment cards potentially connected to Michaels or Aaron Brothers.

We are offering identity protection, credit monitoring and fraud assistance services to affected Michaels and Aaron Brothers customers in the U.S. for 12 months at no cost to them. In addition, the Data Breach has given rise to putative class action litigation on behalf of customers and regulatory investigations, as further described under "Business—Legal Proceedings".

There can be no assurance that we will not suffer a similar criminal attack in the future, that unauthorized parties will not gain access to personal information, or that any such incident will be discovered in a timely way. Regardless of the conclusion of the investigation, the Data Breach could adversely affect the Michaels and Aaron Brothers brands, has caused us to incur legal and other fees and may cause us to incur additional material fees, and could discourage customers from shopping in our stores.

Competition, including Internet-based competition, could negatively impact our business.

The retail arts and crafts industry, including custom framing, is competitive, which could result in the pressure to reduce prices and losses in our market share. We must remain competitive in the areas of quality, price, breadth of selection, customer service, and convenience. We compete with mass merchants (e.g., Wal-Mart Stores, Inc. and Target Corporation), which dedicate a portion of their selling space to a limited selection of craft supplies and seasonal and holiday merchandise, along with national and regional chains and local merchants. We also compete with specialty retailers, which include Hobby Lobby Stores, Inc., A.C. Moore Arts & Crafts, Inc. and Jo-Ann Stores, Inc. Some of our competitors, particularly the mass merchants, are larger and have greater financial resources than we do. We also face competition from Internet-based retailers, such as Amazon.com, Inc., in addition to traditional store-based retailers, who may be larger, more experienced and able to offer products we cannot. This could result in increased price competition since our customers could more readily search and compare non-private brand products. Furthermore, we ultimately compete with alternative sources of entertainment and leisure for our customers.

Our reliance on foreign suppliers increases our risk of obtaining adequate, timely and cost-effective product supplies.

We rely to a significant extent on foreign manufacturers for our merchandise, particularly manufacturers located in China. In addition, many of our domestic suppliers purchase a portion of their products from foreign sources. This reliance increases the risk that we will not have adequate and timely supplies of various products due to local political, economic, social, or environmental conditions (including acts of terrorism, the outbreak of war, or the occurrence of natural disaster), transportation delays (including dock strikes and other work stoppages), restrictive actions by foreign governments, or changes in U.S. laws and regulations affecting imports or domestic distribution. Reliance on foreign manufacturers also increases our exposure to trade infringement claims and reduces our ability to return product for various reasons.

We are at a risk for higher costs associated with goods manufactured in China. Significant increases in wages or wage taxes paid by contract facilities may increase the cost of goods manufactured, which could have a material adverse effect on our profit margins and profitability.

All of our products manufactured overseas and imported into the U.S. are subject to duties collected by the U.S. Customs Service. We may be subjected to additional duties, significant monetary penalties, the seizure and forfeiture of the products we are attempting to import, or the loss of import privileges if we or our suppliers are found to be in violation of U.S. laws and regulations applicable to the importation of our products.

Our success will depend on how well we manage our business.

Even if we are able to continue our strategy of expanding our store base, or additionally, to expand our business through acquisitions or vertical integration opportunities, we may experience problems which may adversely impact profitability or cash flow. For example:

•
the costs of opening and operating new stores may offset the increased sales generated by the additional stores

•
the closure of unsuccessful stores may result in the retention of liability for expensive leases

•
a significant portion of our management's time and energy may be consumed with issues unrelated to advancing our core business strategies

•
our e-commerce platform may be unprofitable, cannibalize sales from our existing stores, or be uncompetitive against other Internet-based retailers who sell similar merchandise

•
the implementation of future operational efficiency initiatives, which may include the consolidation of certain operations and/or the possible co-sourcing of additional selected functions, may not produce the desired reduction in costs and may result in disruptions arising from such actions

•
failure to maintain stable relations with our labor force may impact our store operations and sales

•
our suppliers may be unable to meet the increased demand of additional stores in a timely manner

•
we may be unable to expand our existing distribution centers or use third party distribution centers on a cost-effective basis to provide merchandise to our new stores

Our growth depends on our ability to open new stores and increase comparable store sales.

One of our key business strategies is to expand our base of retail stores. If we are unable to continue this strategy, our ability to increase our sales, profitability and cash flow could be impaired. To the extent we are unable to open new stores as we anticipate, our sales growth would come only from increases in comparable store sales. Growth in profitability in that case would depend significantly on our ability to improve gross margin. We may be unable to continue our store growth strategy if we cannot identify suitable sites for additional stores, negotiate acceptable leases, access sufficient capital to support store growth, or hire and train a sufficient number of qualified associates.

Damage to the reputation of the Michaels brand or our private and exclusive brands could adversely affect our sales.

We believe the Michaels brand name and many of our private and exclusive brand names are powerful sales and marketing tools and we devote significant resources to promoting and protecting them. To be successful in the future, we must continue to preserve, grow and utilize the value of Michaels' reputation. Reputational value is based in large part on perceptions of subjective qualities, and even isolated incidents may erode trust and confidence. In addition, we develop and promote private and exclusive brands, which we believe have generated national recognition. Our private brands amounted to approximately 48% of Net sales in fiscal 2013. Damage to the reputations (whether or not justified) of our brand names could arise from product failures, data privacy or security incidents, litigation or various forms of adverse publicity (including adverse publicity generated as a result of a vendor's or a supplier's failure to comply with general social accountability practices), especially in social media outlets, and may generate negative customer sentiment, potentially resulting in a reduction in our sales and earnings.

A weak fourth quarter could materially adversely affect our result of operations.

Our business is highly seasonal. Our inventories and short-term borrowings may grow in the third fiscal quarter as we prepare for our peak selling season in the third and fourth fiscal quarters. Our most important quarter in terms of sales, profitability and cash flow historically has been the fourth fiscal quarter. If for any reason our fourth fiscal quarter results were substantially below expectations, our operating results for the full year would be materially adversely affected, and we could have substantial excess inventory, especially in seasonal merchandise that is difficult to liquidate.

Suppliers from whom our products are sourced may fail us and transitioning to other qualified vendors could materially adversely affect our revenue and gross profit.

The products we sell are sourced from a wide variety of domestic and international vendors. Global sourcing has become an increasingly important part of our business, as we have undertaken efforts to increase the amount of product we source directly from overseas manufacturers. Our ability to find qualified vendors who meet our standards and supply products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced from outside the U.S. Any issues related to transitioning vendors could adversely affect our revenue and gross profit.

Many of our suppliers are small firms that produce a limited number of items. Given their limited resources, these firms are susceptible to cash flow issues, access to capital, production difficulties, quality control issues and problems in delivering agreed-upon quantities on schedule. We may not be able, if necessary, to return products to these suppliers and obtain refunds of our purchase price or obtain reimbursement or indemnification from them if their products prove defective. These suppliers may also be unable to withstand a downturn in economic conditions. Significant failures on the part of our key suppliers could have a material adverse effect on our results of operations.

In addition, many of these suppliers require extensive advance notice of our requirements in order to supply products in the quantities we desire. This long lead time may limit our ability to respond timely to shifts in demand.

Unexpected or unfavorable consumer responses to our promotional or merchandising programs could materially adversely affect our sales, results of operations, cash flow and financial condition.

Brand recognition, quality and price have a significant influence on consumers' choices among competing products and brands. Advertising, promotion, merchandising and the cadence of new product introductions also have a significant impact on consumers' buying decisions. If we misjudge consumer responses to our existing or future promotional activities, this could have a material adverse impact on our sales, results of operations, cash flow and financial condition.

We believe improvements in our merchandise offering help drive sales at our stores. We could be materially adversely affected by poor execution of changes to our merchandise offering or by unexpected consumer responses to changes in our merchandise offering.

Our marketing programs, e-commerce initiatives and use of consumer information are governed by an evolving set of laws and enforcement trends, and unfavorable changes in those laws or trends, or our failure to comply with existing or future laws, could substantially harm our business and results of operations.

We collect, maintain and use data provided to us through our online activities and other customer interactions in our business. Our current and future marketing programs depend on our ability to collect, maintain and use this information, and our ability to do so is subject to certain contractual restrictions in third party contracts as well as evolving international, federal and state laws and enforcement trends. We strive to comply with all applicable laws and other legal obligations relating to privacy, data protection and consumer protection, including those relating to the use of data for marketing purposes. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, may conflict with other rules or may conflict with our practices. If so, we may suffer damage to our reputation and be subject to proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts to defend our practices, distract our management, increase our costs of doing business and result in monetary liability.

In addition, as data privacy and marketing laws change, we may incur additional costs to ensure we remain in compliance. If applicable data privacy and marketing laws become more restrictive at the federal or state level, our compliance costs may increase, our ability to effectively engage customers via personalized marketing may decrease, our investment in our e-commerce platform may not be fully realized, our opportunities for growth may be curtailed by our compliance capabilities or reputational harm and our potential liability for security breaches may increase.

Product recalls and/or product liability, as well as changes in product safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, results of operations, cash flow and financial condition.

We are subject to regulations by a variety of federal, state and international regulatory authorities, including the Consumer Product Safety Commission. In fiscal 2013, we purchased merchandise from approximately 600 vendors. Since a majority of our merchandise is manufactured in foreign countries, one or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before merchandise ships to our stores. Any issues of product safety, including but not limited to those manufactured in foreign countries, could cause us to recall some of those products. If our vendors fail to manufacture or import merchandise that adheres to our quality control standards, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Furthermore, to the extent we are unable to replace any recalled products, we may have to reduce our merchandise offerings, resulting in a decrease in sales, especially if a recall occurs near or during a seasonal period. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. Long lead times on merchandise ordering cycles increase the difficulty for us to plan and prepare for potential changes to applicable laws. The Consumer Product Safety Improvement Act of 2008 imposes significant requirements on manufacturing, importing, testing and labeling requirements for our products. In the event that we are unable to timely comply with regulatory changes or regulators do not believe we are complying with current regulations applicable to us, significant fines or penalties could result, and could adversely affect our reputation, results of operations, cash flow and financial condition.

Significant increases in inflation or commodity prices such as petroleum, natural gas, electricity, steel, wood and paper may adversely affect our costs, including cost of merchandise.

Significant future increases in commodity prices or inflation could adversely affect our costs, including cost of merchandise and distribution costs. Furthermore, the transportation industry may experience a shortage or reduction of capacity, which could be exacerbated by higher fuel prices. Our results of operations may be adversely affected if we are unable to secure, or are able to secure only at significantly higher costs, adequate transportation resources to fulfill our receipt of goods or delivery schedules to the stores.

Improvements to our supply chain may not be fully successful.

An important part of our efforts to achieve efficiencies, cost reductions, and sales and cash flow growth is the identification and implementation of improvements to our supply chain, including merchandise ordering, transportation, and receipt processing. We continue to implement enhancements to our distribution systems and processes, which are designed to improve efficiency throughout the supply chain and at our stores. Significant changes to our supply chain could have a material adverse impact on our results of operations.

We may be subject to information technology system failures or network disruptions, or our information systems may prove inadequate, resulting in damage to our reputation, business operations and financial condition.

We depend on our management information systems for many aspects of our business, including our perpetual inventory, automated replenishment, and weighted average cost stock ledger systems which are necessary to properly forecast, manage, analyze and record our inventory. The Company may be subject to information technology system failures and network disruptions. These may be caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, denial-of-service attacks, computer viruses, physical or electronic break-ins, or similar events or disruptions. System redundancy may be ineffective or inadequate, and the Company's disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions could prevent access to the Company's online services and preclude store transactions. System failures and disruptions could also impede the manufacturing and shipping of products, transactions processing and financial reporting. Additionally, we may be materially adversely affected if we are unable to improve, upgrade, maintain, and expand our systems.

Changes in newspaper subscription rates may result in reduced exposure to our circular advertisements.

A substantial portion of our promotional activities utilize circular advertisements in local newspapers. A continued decline in consumer subscriptions of these newspapers could reduce the frequency with which consumers receive our circular advertisements, thereby negatively affecting sales, results of operations and cash flow.

Changes in regulations or enforcement, or our failure to comply with existing or future regulations, may adversely impact our business.

We are subject to federal, state, provincial and local regulations with respect to our operations in the U.S. and Canada. There are a number of legislative and regulatory initiatives that could adversely impact our business if they are enacted or enforced. Those initiatives include wage or workforce issues (such as minimum-wage requirements, overtime and other working conditions and citizenship requirements), collective bargaining matters, environmental regulation, price and promotion regulation, trade regulations and others.

We expect that the Patient Protection and Affordable Care Act, which was signed into law on March 23, 2010, will increase our annual associate health care costs. Proposed changes in tax regulations may also change our effective tax rate as our business is subject to a combination of applicable tax rates in the various countries, states and other jurisdictions in which we operate. New accounting pronouncements and interpretations of existing accounting rules and practices have occurred and may occur in the future. A change in accounting standards or practices can have a significant effect on our reported results of operations. Failure to comply with legal requirements could result in, among other things, increased litigation risk that could affect us adversely by subjecting us to significant monetary damages and other remedies or by increasing our litigation expenses, administrative enforcement actions, fines and civil and criminal liability. For example, in fiscal 2012, we settled a pricing and promotion investigation by the New York State Attorney General's office through the payment of a fine and other consideration pursuant to an Assurance of Discontinuance, and could be subject to similar investigations, as well as lawsuits, in the future. We are currently subject to class action lawsuits alleging violations of wage and workforce laws and to a purported class action lawsuit alleging violations of Ohio state law in relation to our advertising and pricing practices (see "Business—Legal Proceedings"). If such issues become more expensive to address, or if new issues arise, they could increase our expenses, generate negative publicity, or otherwise adversely affect us.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our Senior Secured Credit Facilities and the indentures governing our notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit the ability of the relevant borrowers, issuers, guarantors and their restricted subsidiaries to, among other things:

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incur or guarantee additional debt

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pay dividends or distributions on our capital stock or redeem, repurchase or retire our capital stock or indebtedness

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issue stock of subsidiaries

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make certain investments, loans, advances and acquisitions

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create liens on our assets to secure debt

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enter into transactions with affiliates

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merge or consolidate with another company

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sell or otherwise transfer assets

In addition, under the Restated Term Loan Credit Facility, MSI is required to meet specified financial ratios in order to undertake certain actions, and under our Restated Revolving Credit Facility, MSI is required to meet specified financial ratios in order to undertake certain actions, and under certain circumstances, MSI may be required to maintain a specified fixed charge coverage ratio. Our ability to meet those tests can be affected by events beyond our control, and we cannot assure you we will meet them. A breach of any of these covenants could result in a default under our Senior Secured Credit Facilities, which could also lead to an event of default under our notes if any of the Senior Secured Credit Facilities were accelerated. Upon the occurrence of an event of default under our Senior Secured Credit Facilities, the lenders could elect to declare all amounts outstanding under our Senior Secured Credit Facilities to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our Senior Secured Credit Facilities could proceed against the collateral granted to them to secure such indebtedness. Holdings, MSI and certain of MSI's subsidiaries have pledged substantially all of their assets, including the capital stock of MSI and certain of its subsidiaries, as collateral under our Senior Secured Credit Facilities. If the indebtedness under our Senior Secured Credit Facilities or our notes were to be accelerated, our assets may not be sufficient to repay such indebtedness in full. See "Description of Certain Indebtedness."

Disruptions in the capital markets could increase our costs of doing business.

Any disruption in the capital markets could make it difficult for us to raise additional capital when needed, or to eventually refinance our existing indebtedness on acceptable terms or at all. Similarly, if our suppliers face challenges in obtaining credit when needed, or otherwise face difficult business conditions, they may become unable to offer us the merchandise we use in our business thereby causing reductions in our revenues, or they may demand more favorable payment terms, all of which could adversely affect our results of operations, cash flows and financial condition.

Our real estate leases generally obligate us for long periods, which subject us to various financial risks.

We lease virtually all of our store, distribution center, and administrative locations, generally for long terms. While we have the right to terminate some of our leases under specified conditions by making specified payments, we may not be able to terminate a particular lease if or when we would like to do so.

If we decide to close stores, we are generally required to continue paying rent and operating expenses for the balance of the lease term, or paying to exercise rights to terminate, and the performance of any of these obligations may be expensive. When we assign or sublease vacated locations, we may remain liable on the lease obligations if the assignee or sublessee does not perform. In addition, when leases for the stores in our ongoing operations expire, we may be unable to negotiate renewals, either on commercially acceptable terms, or at all, which could cause us to close stores. Accordingly, we are subject to the risks associated with leasing real estate, which can have a material adverse effect on our results.

We have co-sourced certain of our information technology, accounts payable, payroll, accounting and human resources functions and may co-source other administrative functions, which makes us more dependent upon third parties.

We place significant reliance on third party providers for the co-sourcing of certain of our information technology ("IT"), accounts payable, payroll, accounting and human resources functions. This co-sourcing initiative is a component of our ongoing strategy to increase efficiencies, increase our IT capabilities, monitor our costs and seek additional cost savings. These functions are generally performed in offshore locations, with Michaels oversight. As a result, we are relying on third parties to ensure that certain functional needs are sufficiently met. This reliance subjects us to risks arising from the loss of control over these processes, changes in pricing that may affect our operating results, and potentially, termination of provision of these services by our suppliers. If our service providers fail to perform, we may have difficulty arranging for an alternate supplier or rebuilding our own internal resources, and we could incur significant costs, all of which may have a significant adverse effect on our business. We may co-source other administrative functions in the future, which would further increase our reliance on third parties. Further, the use of offshore service providers may expose us to risks related to local political, economic, social or environmental conditions (including acts of terrorism, the outbreak of war, or the occurrence of natural disaster), restrictive actions by foreign governments or changes in U.S. laws and regulations. The success of our e-commerce platform, launched in 2014, is in part dependent on such co-sourced resources and therefore might impact these risks.

We are exposed to fluctuations in exchange rates between the U.S. and Canadian dollar, which is the functional currency of our Canadian subsidiary.

Our Canadian operating subsidiary purchases inventory in U.S. dollars, which is sold in Canadian dollars and exposes us to foreign exchange rate fluctuations. As well, our customers at border locations can be sensitive to cross-border price differences. Substantial foreign currency fluctuations could adversely affect our business.

We are dependent upon the services of our senior management team.

We are dependent on the services, abilities and experience of our executive officers, including Carl S. Rubin, our Chief Executive Officer, and Charles M. Sonsteby, our Chief Administrative Officer and Chief Financial Officer. The permanent loss of the services of any of these senior executives and any change in the composition of our senior management team could have a negative impact on our ability to execute on our business and operating strategies.

Failure to attract and retain quality sales, distribution center and other associates in appropriate numbers as well as experienced buying and management personnel could adversely affect our performance.

Our performance depends on recruiting, developing, training and retaining quality sales, distribution center and other associates in large numbers as well as experienced buying and management personnel. Many of our store level associates are in entry level or part-time positions with historically high rates of turnover.

Our ability to meet our labor needs while controlling labor costs is subject to external factors such as unemployment levels, prevailing wage rates, minimum wage legislation, changing demographics, health and other insurance costs and governmental labor and employment requirements. In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, causing our customer service to suffer, while increasing our wages could cause our earnings to decrease. The market for retail management is highly competitive and, similar to other retailers, we face challenges in securing sufficient management talent. If we do not continue to attract, train and retain quality associates and management personnel, our performance could be adversely affected.

Our results may be adversely affected by serious disruptions or catastrophic events, including geo-political events and weather.

Unforeseen public health issues, such as pandemics and epidemics, and geo-political events, such as civil unrest in a country in which our suppliers are located or terrorist or military activities disrupting transportation, communication or utility systems, as well as natural disasters such as hurricanes, tornadoes, floods, earthquakes and other adverse weather and climate conditions, whether occurring in the U.S. or abroad, particularly during peak seasonal periods, could disrupt our operations or the operations of one or more of our vendors or could severely damage or destroy one or more of our stores or distribution facilities located in the affected areas. For example, day to day operations, particularly our ability to receive products from our vendors or transport products to our stores could be adversely affected, or we could be required to close stores or distribution centers in the affected areas or in areas served by the affected distribution center. These factors could also cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and global financial markets and economy. Such occurrences could significantly impact our operating results and financial performance. For example, during the fourth quarter of fiscal 2012, our Net sales were adversely affected by Hurricane Sandy.

Our holding company structure makes us, and certain of our direct and indirect subsidiaries, dependent on the operations of our, and their, subsidiaries to meet our financial obligations.

We, and certain of our direct and indirect subsidiaries, have no significant assets other than our, and their, interest in our, and their, direct and indirect subsidiaries, including MSI. As a result, we, and certain of our direct and indirect subsidiaries, rely exclusively upon payments, dividends and distributions from our, and their, direct and indirect subsidiaries for our, and their, cash flows. Our ability to pay dividends, if any are declared, to our shareholders is dependent on the ability of our subsidiaries to generate sufficient net income and cash flows to pay upstream dividends and make loans or loan repayments.

We are controlled by the Sponsors, whose interests may conflict with yours and those of our Company.

We are controlled by the Sponsors, who currently indirectly own approximately 93% of our Common Stock in the aggregate and will own approximately 80% after the completion of this offering. For as long as the Sponsors continue to beneficially own a majority of the outstanding shares of our Common Stock, they will be able to direct the election of all of the members of our Board of Directors ("Board") and could exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional Common Stock or other equity securities, the repurchase or redemption of Common Stock and the payment of dividends. Similarly, the Sponsors will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to them. Even if their ownership falls below a majority, so long as the Sponsors continue to hold a significant portion of our outstanding Common Stock, the Sponsors may continue to be able to strongly influence or effectively control our decisions. Additionally, the Sponsors are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. One or more of the Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Risk factors relating to this offering and ownership of our Common Stock

We are a "controlled company" within the meaning of the rules of The NASDAQ Stock Market and, as a result, expect to qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

After completion of this offering, the Sponsors will continue to control a majority of the voting power of our outstanding Common Stock. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of The NASDAQ Stock Market. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

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the requirement that a majority of our Board consist of independent directors

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the requirement that we have a Nominating/Corporate Governance Committee that is composed entirely of independent directors with a written charter addressing the Committee's purpose and responsibilities

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the requirement that we have a Compensation Committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors and our Compensation Committee will not consist entirely of independent directors. In addition, we will not have a Nominating/Corporate Governance Committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of The NASDAQ Stock Market.

The Sponsors are not subject to any contractual obligation to retain their controlling interest, except that they have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our Common Stock or other securities exercisable or convertible into our Common Stock for a period of at least 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co. There can be no assurance as to the period of time during which any of the Sponsors will in fact maintain its ownership of our Common Stock following the offering.

Our stock price could be extremely volatile and may decline and, as a result, you may not be able to resell your shares at or above the price you paid for them.

There currently is no public market for our Common Stock, and an active public market for our Common Stock may not develop or be sustained after this offering. In addition, the stock market in general has been highly volatile. As a result, the market price of our Common Stock is likely to be similarly volatile, and investors in our Common Stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of their investment. The price of our Common Stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:

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variations in our operating performance and the performance of our competitors

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actual or anticipated fluctuations in our quarterly or annual operating results

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publication of research reports by securities analysts about us or our competitors or our industry

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our failure or the failure of our competitors to meet analysts' projections or guidance that we or our competitors may give to the market

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additions and departures of key personnel

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strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy

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the passage of legislation or other regulatory developments affecting us or our industry

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speculation in the press or investment community

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changes in accounting principles

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terrorist acts, acts of war or periods of widespread civil unrest

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natural disasters and other calamities

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changes in general market and economic conditions

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Following the closing of this offering, our Board has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of Common Stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of Common Stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

There may be sales of a substantial amount of our Common Stock after this offering by our current stockholders, and these sales could cause the price of our Common Stock to fall.

After this offering, there will be 203,103,838.7 shares of Common Stock outstanding, after giving effect to a 1.476-for-one stock split effected on June 6, 2014. Of our issued and outstanding shares, all the Common Stock sold in this offering will be freely transferable, except for any shares held by our "affiliates", as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Following completion of this offering, approximately 86% of our outstanding Common Stock will be held by investment funds affiliated with the Sponsors, Highfields and members of our management and employees.

Each of our directors, executive officers and significant equity holders (including affiliates of the Sponsors) have entered into a lock-up agreement with J.P. Morgan Securities LLC and Goldman, Sachs & Co. on behalf of the underwriters which restricts their sales of our Common Stock for a period of 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances. See "Shares Eligible For Future Sale—Lock-Up Agreements".

Sales of substantial amounts of our Common Stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our Common Stock and make it difficult for us to raise funds through securities offerings in the future. Of the shares to be outstanding after the offering, the shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates. Our remaining outstanding shares will become available for resale in the public market as shown in the chart below, subject to the provisions of Rule 144 and Rule 701.

Number of shares	Date available for resale

1,429,159.1	On the date of this offering ( , 2014)
175,326,060.7	180 days after this offering ( , 2014), subject to certain exceptions and automatic extensions in certain circumstances

Beginning 180 days after this offering, subject to certain exceptions and automatic extensions in certain circumstances, holders of shares of our Common Stock may require us to register their shares for resale under the federal securities laws, and holders of additional shares of our Common Stock would be entitled to have their shares included in any such registration statement, all subject to reduction upon the request of the underwriter of the offering, if any. Registration of those shares would allow the holders to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our Common Stock to decline.

In addition, after this offering, we intend to register shares of Common Stock that will be reserved for issuance under our 2014 Omnibus Plan (which will amend and restate our Equity Incentive Plan in connection with this offering). For more information, see "Shares Eligible For Future Sale—Registrations on Form S-8".

Certain participants in our directed share program must hold their shares for a minimum of 180 days following the date of the final prospectus related to this offering and accordingly will be subject to market risks not imposed on other investors in the offering.

At our request, the underwriters have reserved up to 1,388,888 shares of the Common Stock offered hereby for sale to our employees and certain other participants. Purchasers of these shares who have entered into a lock-up agreement with the underwriters in connection with this offering, which generally includes our officers, directors and significant stockholders, will be required to agree that they will not, subject to exceptions, offer, sell, contract to sell or otherwise dispose of or hedge any such shares for a period of 180 days after the date of the final prospectus relating to this offering, subject to certain specified extensions. As a result of such restriction, such purchasers may face risks not faced by other investors who have the right to sell their shares at any time following the offering. These risks include the market risk of holding our shares during the period that such restrictions are in effect. In addition, the price of our Common Stock may be adversely affected following expiration of the lock-up period if there is an increase in the number of shares for sale in the market.

Provisions in our charter documents and Delaware law may deter takeover efforts that may be beneficial to stockholder value.

In addition to the Sponsors' beneficial ownership of a controlling percentage of our Common Stock, Delaware law and provisions we expect to be included in our certificate of incorporation and bylaws as in effect upon the completion of this offering could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include limitations on actions by our stockholders. In addition, our Board has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. Our certificate of incorporation to be in effect after this offering will also impose some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding Common Stock other than the Sponsors. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures and efforts by stockholders to change the direction or management of the company may be unsuccessful. See "Description of Capital Stock".

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or the bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

If you purchase shares in this offering, you will suffer immediate and substantial dilution.

If you purchase shares of our Common Stock in this offering, you will incur immediate and substantial dilution in the adjusted net tangible book deficit of your stock of $(32.11) per share as of May 3, 2014 based on an assumed initial public offering price of $18.00 per share (the mid-point of the offering range shown on the cover of this prospectus) and after giving effect to a 1.476-for-one stock split effected on June 6, 2014, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. You will experience additional dilution upon the exercise of options to purchase our Common Stock, including those options currently outstanding and those granted in the future, and the issuance of restricted stock or other equity awards under our stock incentive plans. To the extent we raise additional capital by issuing equity securities, our stockholders will experience substantial additional dilution. See "Dilution".

Because our executive officers hold or may hold restricted stock or option awards that will vest upon a change of control, these officers may have interests in us that conflict with yours.

As of May 3, 2014 (and after giving effect to the stock split effected on June 6, 2014), our executive officers hold, in the aggregate, 557,838.0 shares of restricted stock and options to purchase 2,729,622.9 shares that would automatically vest upon a change of control. See "Executive Compensation—Potential Payments upon Termination or Change of Control" for additional information. As a result, these officers may view certain change of control transactions more favorably than an investor in this offering due to the vesting opportunities available to them and, as a result, may have an economic incentive to support a transaction that you may not believe to be favorable to stockholders who purchased shares in this offering. This offering will not constitute a change of control for purposes of the relevant awards and agreements.

The Sponsors will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

We are currently controlled, and after this offering is completed will continue to be controlled, by the Sponsors who currently indirectly own approximately 93% of our Common Stock in the aggregate. Upon the completion of this offering, investment funds affiliated with the Sponsors will beneficially own approximately 80% of our outstanding Common Stock (approximately 78% if the underwriters exercise in full the option to purchase additional shares from the selling stockholders). For as long as the Sponsors continue to beneficially own shares of Common Stock representing more than 50% of the voting power of our Common Stock, they will be able to direct the election of all of the members of our Board of Directors and could exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional Common Stock or other equity securities, the repurchase or redemption of Common Stock and the payment of dividends. Similarly, these entities will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to them. Even if their ownership falls below 50%, the Sponsors may continue to be able to strongly influence or effectively control our decisions so long as they continue to hold a significant portion of our Common Stock. In addition, each of the Sponsors will have a contractual right to nominate three directors to our Board for as long as such Sponsor owns at least 25% of our outstanding Common Stock, two directors for so long as such Sponsor owns at least 10% of our outstanding Common Stock and one director for so long as such Sponsor owns at least 3% of our outstanding Common Stock.

Additionally, the Sponsors are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. One or more of the Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Because we have no current plans to pay cash dividends on our Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your Common Stock for a price greater than you paid.

We may retain future earnings, if any, for future operation, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior credit facility. As a result, you may not receive any return on an investment in our Common Stock unless you sell our Common Stock for a price greater than you paid.

Cautionary note regarding forward-looking statements

This prospectus contains forward-looking statements within the meaning of federal securities laws that relate to future events or our future financial performance. In many cases, you can identify forward-looking statements by terminology such as "aim", "anticipate", "assume", "believe", "can have", "continue", "could", "due", "estimate", "expect", "forecast", "goal", "intend", "likely", "may", "objective", "outlook", "plan", "potential", "positioned", "predict", "pro forma", "project", "should", "target", "will", "would" or the negative of these terms or other comparable terminology. These forward-looking statements are made based on our management's expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and other factors could cause our actual results to differ materially from those matters expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Important factors that may cause actual results to differ materially from the results expressed or implied by these forward-looking statements are set forth under "Risk Factors". All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation, except as may be required by law, to publicly update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

•
general economic factors and changes in consumer preference may adversely affect our performance and could materially adversely affect our sales, results of operations and cash flow

•
our substantial debt could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk, prevent us from meeting our obligations under our notes and credit facilities and limit our flexibility in operating our business

•
our recent data breach or a failure to adequately maintain security and prevent unauthorized access to electronic and other confidential information, which could result in an additional data breach, could materially adversely affect our reputation, financial condition and operating results

•
competition, including Internet-based competition, could negatively impact our business

•
our significant reliance on foreign suppliers, particularly those located in China, increases our risk of obtaining adequate, timely, and cost-effective product supplies

•
even if we are able to substantially continue our strategy of expanding our store base, our success will depend on how well we manage our business

•
damage to the reputations of the Michaels brand or our private and exclusive brands could adversely affect sales

•
our fourth quarter has historically been our highest quarter for sales and profitability, and a weak fourth quarter could have material adverse impacts on us

•
our promotional and merchandising programs are dependent on consumer responses, which could be unfavorable or unexpected, adversely impacting our sales

•
our holding company structure makes us, and certain of our direct and indirect subsidiaries, dependent on the operations of our, and their, subsidiaries to meet our, and their, financial obligations

•
investment funds affiliated with the Sponsors will have the ability to control the outcome of matters submitted for stockholder approval and they may have interests that differ from those of our other stockholders

The above is not a complete list of factors or events that could cause actual results to differ from our expectations, and it is not possible for us to predict all of them. We derive many of our forward-looking statements from our own operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in this prospectus as well as other cautionary statements that are made from time to time in our other Securities and Exchange Commission ("SEC") filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements publicly whether as a result of new information, future developments or otherwise.

 Use of proceeds

We estimate that the net proceeds we will receive from the sale of the shares of our Common Stock in this offering, after deducting underwriter discounts and commissions and estimated expenses payable by us, will be approximately $466 million. This estimate assumes an initial public offering price of $18.00 per share, the mid-point of the range set forth on the cover page of this prospectus. We will not receive any of the net proceeds from the sale of shares of Common Stock by the selling stockholders if the underwriters exercise their option to purchase additional shares, which are estimated to be approximately $71 million if such option is exercised in full. See "Principal and Selling Stockholders".

We intend to use the net proceeds from this offering to redeem $466 million of the Holdco Notes. We also intend to use cash on hand to pay the applicable make-whole premium of $5 million (1% of the principal amount of the Holdco Notes being redeemed). The Holdco Notes were issued in July 2013 and mature in August 2018. The interest rate on the Holdco Notes is 7.50% per annum with respect to cash interest and 8.25% per annum with respect to PIK Interest, which is the cash interest rate plus 75 basis points. Net proceeds of the Holdco Note issuance were used to pay a cash dividend, distribution and other payments to our equity and equity award holders and pay related fees and expenses.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) the net proceeds to us from this offering by $26 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

Until the proceeds from this offering are used as described above, we intend to invest them in short-term, investment-grade securities.

 Dividend policy

The Company does not anticipate paying any cash dividends in the near future. Instead, we anticipate that all of our earnings for the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our Board may deem relevant.

In July 2013, FinCo Holdings and FinCo Inc. issued the Holdco Notes. FinCo Holdings distributed the proceeds, net of expenses, to us. We used this cash to pay a cash dividend, distribution and other payments to our equity and equity award holders of approximately $781 million (excluding approximately $2 million currently held in escrow for the benefit of holders of restricted shares of the Company's Common Stock) and pay related fees and expenses.

Capitalization

The following table sets forth our cash, cash equivalents and capitalization as of May 3, 2014;

•
on an actual basis (after giving effect to the 1.476-for-one stock split effected on June 6, 2014);

•
on an as adjusted basis to give effect to the issuance of the Additional 2020 Senior Subordinated Notes, the expected incurrence of Incremental Term Loans, and the redemption of the 2018 Senior Notes with the net proceeds from such issuance and incurrence as if each had occurred on May 3, 2014; and

•
on an as further adjusted basis to also give effect to (1) this offering, (2) the application of net proceeds from this offering as described in "Use of Proceeds" and (3) the payment of approximately $30 million in the aggregate out of general funds in fees under the management agreements with the Sponsors and Highfields as if each had occurred on May 3, 2014. See "Certain Relationships and Related Party Transactions—Management Agreements with the Sponsors and Others".

You should read the following table together with our Consolidated Financial Statements and the related notes appearing elsewhere in this prospectus and the sections of this prospectus titled "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Historical Consolidated Financial and Operating Data".

	As of May 3, 2014
(In millions)	Actual	As adjusted(1)	As further adjusted(2)

Cash and cash equivalents	$115	$153	$118

Restated Term Loan Credit Facility	$1,623	$2,473	$2,473
Restated Revolving Credit Facilty	—	—	—
Holdco Notes due 2018	800	800	334
Senior Notes due 2018	1,006	—	—
Senior Subordinated Notes due 2020	260	515	515

Total debt	3,689	3,788	3,322
Stockholders' deficit:
Common Stock—$0.06775 par value; 324,720,000.0 shares authorized and 175,326,060.7 shares issued and outstanding (after giving effect to the 1.476-for-one stock split effected on June 6, 2014) on an actual and as adjusted basis; 350,000,000.0 shares authorized and 203,103,838.7 shares issued and outstanding on an as further adjusted basis	12	12	14
Additional paid-in capital(3)	100	100	564
Accumulated deficit(4)	(2,845)	(2,877)	(2,898)
Accumulated other comprehensive (loss)	(1)	(1)	(1)

Total stockholders' deficit	$(2,734)	$(2,766)	$(2,321)

Total capitalization	$955	$1,022	$1,001

(1)    Following the issuance of the Additional 2020 Senior Subordinated Notes, we intend to issue an irrevocable redemption notice to the holders of the outstanding 2018 Senior Notes for a partial redemption of 2018 Senior Notes. A portion of the 2018 Senior Notes will be redeemed on the applicable redemption date set forth in the notice of redemption. We currently intend to redeem $235 million of the 2018 Senior Notes with the net proceeds from the Additional 2020 Senior Subordinated Notes offering. We currently intend to redeem the remaining outstanding 2018 Senior Notes with the net proceeds of the Incremental Term Loans. We will also pay the applicable make-whole premium and accrued and unpaid interest to, but not including, the applicable redemption dates on such portion of the 2018 Senior Notes.

(2)    A $1.00 increase (decrease) in the assumed initial public offering price of $18 per share would increase (decrease) our Additional paid-in capital and (decrease) increase the Holdco Notes by $26 million, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

(3)    The change in Additional paid-in capital relates to the proceeds from this offering less the amount in Common Stock above, and estimated fees of $34 million, which includes $28 million of underwriter fees and discounts and $6 million of additional expense. Such estimates are subject to change based on final expenses.

(4)   The change in Accumulated deficit relates to the impact for certain costs, net of tax, which impact Net income. The estimated make-whole redemption premium for the full redemption of the 2018 Senior Notes would be approximately $58 million ($35 million, tax effected). In addition, the Company will recognize as a reduction of refinancing costs, the net $6 million ($4 million, tax effected) of unamortized premium and discount previously deferred for the 2018 Senior Notes. As Further Adjusted includes $30 million ($18 million, tax effected) of termination fees to our Sponsors and Highfields. Such estimates are subject to change based on final expenses, the final redemption dates, and final make-whole premiums.

The table set forth above is based on the number of shares of our Common Stock outstanding as of May 3, 2014. This table does not reflect:

•
10,849,023.6 shares of our Common Stock issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $9.47 per share as of May 3, 2014, 6,298,885.8 of which were then exercisable

•
691,870.6 of common stock pursuant to outstanding and unvested restricted stock awards under our 2014 Omnibus Plan

•
3,117,413.8 shares of our Common Stock reserved for issuance in respect of future awards and not yet issued under our Equity Incentive Plan, now reserved as additional issuable shares under our 2014 Omnibus Plan

•
another 6,642,000.0 shares of our Common Stock reserved as additional issuable shares under our 2014 Omnibus Plan

 Dilution

If you invest in our Common Stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Common Stock and the net tangible book value per share of our Common Stock after this offering. Dilution results from the fact that the initial public offering price per share of Common Stock is substantially in excess of the net tangible book value per share of our Common Stock attributable to the existing stockholders for our presently outstanding shares of Common Stock. Net tangible book value deficiency per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets, which excludes goodwill, net intangible assets and debt issue costs, less total liabilities) by the number of shares of Common Stock outstanding at May 3, 2014.

Our net tangible book value deficiency as of May 3, 2014 was $(2,878) million, or $(16.42) per share of our Common Stock, based on 175,326,060.7 shares of our Common Stock outstanding immediately prior to the closing of this offering after giving effect to a 1.476-for-one stock split effected on June 6, 2014. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering.

After giving effect to (i) the issuance of the Additional 2020 Senior Subordinated Notes, the anticipated incurrence of the Incremental Term Loans and the expected use of proceeds from such offerings, as described in "Prospectus summary—Recent developments", and (ii) the receipt of the estimated net proceeds from the sale by us of 27,777,778 shares, assuming an initial public offering price of $18.00 per share (the mid-point of the offering range shown on the cover of this prospectus) and after giving effect to a 1.476-for-one stock split effected on June 6, 2014 and to the application of the estimated net proceeds from this offering as described under "Use of Proceeds," our net tangible book value deficiency at May 3, 2014 would have been $(2,474) million, or $(14.11) per share of Common Stock. This represents an immediate increase in net tangible book value per share of $2.31 to existing stockholders and an immediate decrease in net tangible book value per share of $32.11 to you. The following table illustrates the dilution.

Assumed initial public offering price per share of Common Stock		$18.00
Net tangible book value (deficit) per share at May 3, 2014	$(16.42)
Increase per share attributable to the refinancing and this offering	$2.31
As adjusted net tangible book value (deficit) per share of Common Stock after the refinancing and this offering		$(14.11)

Dilution per share to new investors		$(32.11)

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share of our Common Stock would increase (decrease) our net tangible book value after giving to the offering by $26 million, or by $0.15 per share of our Common Stock, assuming no change to the number of shares of our Common Stock offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated expenses payable by us.

The following table summarizes, on an as adjusted basis as of May 3, 2014, the total number of shares of our Common Stock purchased from us, the total cash consideration paid to us and the average price per share of our Common Stock paid by (i) our existing stockholders and (ii) the new investors purchasing shares of our Common Stock in this offering.

	Shares of our Common Stock purchased
			Total consideration		Average price per share of our Common Stock
	Number	Percent	Amount	Percent

Existing Stockholders(1)	175,326,061	86%	$1,771,683,292	78%	$10.11
New investors	27,777,778	14%	$500,000,000	22%	$18.00

Total	203,103,839	100%	$2,271,683,292	100%	$11.18

(1)    Total consideration excludes the return of cumulative dividends paid to existing stockholders of $782 million.

If the underwriters were to fully exercise the underwriters' option to purchase additional shares of our Common Stock from the selling stockholders, the percentage of shares of our Common Stock held by existing stockholders would be approximately 84%, and the percentage of shares of our Common Stock held by new investors would be approximately 16%.

The table above does not reflect 6,298,885.8 vested options outstanding as of May 3, 2014 under our 2014 Omnibus Plan with a weighted-average exercise price of approximately $8.07 per share; 691,870.6 shares of common stock pursuant to outstanding and unvested restricted stock awards under our 2014 Omnibus Plan; and shares underlying awards granted after May 3, 2014 (if any) under our 2014 Omnibus Plan. To the extent that we grant options or other equity awards to our employees or directors in the future, and those options or other equity awards are exercised or become vested or other issuances of shares of our Common Stock are made, there will be further dilution to new investors.

Selected historical consolidated financial and operating data

The following table sets forth our selected historical consolidated financial and operating data as of the dates and for the periods indicated. Our selected historical consolidated balance sheet data as of February 1, 2014 and February 2, 2013, and our selected historical consolidated results of operations data and cash flow data for each of the three years ended February 1, 2014, February 2, 2013 and January 28, 2012, respectively, have been derived from our audited Consolidated Financial Statements, which are included elsewhere in this prospectus. Other operating data included in the table is unaudited for all periods presented. The selected historical consolidated results of operations, cash flow data and balance sheet data presented as of and for the quarters ended May 3, 2014 and May 4, 2013 are derived from our unaudited Consolidated Financial Statements appearing elsewhere in this prospectus. The results of operations for any period are not necessarily indicative of the results to be expected for any future period.

We operate on a fiscal calendar, which in a given fiscal year consists of a 52- or 53-week period ending on the Saturday closest to January 31. Fiscal 2013 is the 52-week period ended February 1, 2014, and fiscal 2012 is the 53-week period ended February 2, 2013. Fiscal 2011 ended on January 28, 2012, fiscal 2010 ended on January 29, 2011 and fiscal 2009 ended on January 30, 2010; all of which are 52-week periods. References to "the first quarter of fiscal 2014" relate to the 13 weeks ended May 3, 2014, and references to "the first quarter of fiscal 2013" relate to the 13 weeks ended May 4, 2013.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. The following summaries of our consolidated financial and operating data for the periods presented should be read in conjunction with "Risk Factors", "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the related notes, which are included elsewhere in this prospectus.

						Quarter Ended
(in millions, except earnings per common share, other operating and store count data)	Fiscal Year(1)
						May 3, 2014	May 4, 2013
	2013	2012	2011	2010	2009

Results of Operations Data:
Net sales	$4,570	$4,408	$4,210	$4,031	$3,888	$1,052	$993
Operating income	610	592	538	488	397	139	128
Interest expense	215	245	254	276	257	57	47
Refinancing costs and losses on early extinguishments of debt(2)	14	33	18	53	—	—	7
Net income	243	200	157	103	103	45	46
Comprehensive income	237	200	156	104	104	44	45
Earnings per Common Shares, basic	$1.39	$1.14	$0.90	$0.59	$0.59	$0.26	$0.26
Earnings per Common Share, diluted	$1.36	$1.12	$0.89	$0.58	$0.59	$0.25	$0.26
Weighted average shares used in computing per share amounts, basic	174.8	174.7	174.6	174.8	174.7	175.1	174.8
Weighted average shares used in computing per share amounts, diluted	178.7	178.2	176.7	176.1	174.8	178.9	178.7
Balance Sheet Data:
Cash and equivalents	$239	$56	$371	$319	$217	$115	$55
Merchandise inventories	901	862	845	826	873	930	843
Total current assets	1,276	1,044	1,339	1,271	1,199	1,185	1,028
Total assets	1,811	1,555	1,838	1,780	1,722	1,716	1,535
Total current liabilities	826	856	861	685	719	692	797
Current portion of long-term debt	16	150	127	1	119	16	198
Long-term debt	3,678	2,891	3,363	3,667	3,684	3,673	2,887
Total liabilities	4,593	3,859	4,339	4,434	4,488	4,450	3,793
Stockholders' deficit	(2,782)	(2,304)	(2,501)	(2,654)	(2,766)	(2,734)	(2,258)
Cash Flow Data:
Cash flows provided by (used in) operating activities	$449	$299	$409	$438	$405	$(74)	$2
Cash flows used in investing activities	(112)	(124)	(109)	(83)	(43)	(31)	(22)
Cash flows (used in) provided by financing activities	(154)	(490)	(248)	(253)	(178)	(19)	19
Other Operating Data:
Average net sales per selling square foot(3)	$218	$215	$212	$205	$201
Comparable store sales increase (decrease)(4)	2.9%	1.5%	3.2%	2.5%	0.2%	3.8%	(0.7)%
Total selling square footage (in millions)	21.1	20.6	20.1	19.9	19.6	21.2	20.8
Stores Open at End of Period:
Michaels	1,136	1,099	1,064	1,045	1,023	1,144	1,113
Aaron Brothers	121	125	134	137	152	118	122

Total stores open at end of period	1,257	1,224	1,198	1,182	1,175	1,262	1,235

(1)    Fiscal 2012 consisted of 53 weeks while all other periods presented consisted of 52 weeks.

(2)    Fiscal 2013 refinancing costs and losses on early extinguishments of debt include $7 million of refinancing costs associated with our 2020 Senior Subordinated Notes and a $7 million loss related to the redemption of $137 million in aggregate principal amount of our 2016 Senior Subordinated Notes. Fiscal 2012 refinancing costs and losses on early extinguishments of debt include $12 million of refinancing costs associated with our Restated Term Loan Credit Facility, an $8 million loss related to our amended and restated senior secured term loan facility and prepayment of our B-1 Term Loans, an $11 million loss related to the redemption of our remaining outstanding Subordinated Discount Notes and a $2 million loss related to our senior secured asset-based Revolving Credit Facility. Fiscal 2011 refinancing costs and losses on early extinguishments of debt include an $18 million loss related to the early extinguishment of $163 million face value, or $155 million accreted value, of our outstanding Subordinated Discount Notes and $7 million face value of our 2016 Senior Subordinated Notes. Fiscal 2010 refinancing costs and losses on early extinguishments of debt include a $53 million loss related to the early extinguishment of our 10% Senior Notes due November 1, 2014 ("2014 Senior Notes").

(3)    The calculation of average net sales per selling square foot includes only Michaels comparable stores, as defined below. Aaron Brothers, which is a smaller store model, is excluded from the calculation.

(4)   Comparable store sales increase (decrease) represents the increase (decrease) in net sales for stores open the same number of months in the indicated and comparable period of the previous year, including stores that were relocated or expanded during either period. A store is deemed to become comparable in its 14th month of operation in order to eliminate grand opening sales distortions. A store temporarily closed more than two weeks is not considered comparable during the month it is closed. If a store is closed longer than two weeks but less than two months, it becomes comparable in the month in which it reopens, subject to a mid-month convention. A store closed longer than two months becomes comparable in its 14th month of operation after its reopening.

Management's discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. The following discussion, as well as other portions of this prospectus, contains forward-looking statements that reflect our plans, estimates, and beliefs. Any statements contained herein (including, but not limited to, statements to the effect that Michaels or its management "anticipates," "plans," "estimates," "expects," "believes," "intends," and other similar expressions) that are not statements of historical fact should be considered forward-looking statements and should be read in conjunction with our Consolidated Financial Statements and related notes contained elsewhere in this prospectus. Specific examples of forward-looking statements include, but are not limited to, statements regarding our forecasts of financial performance, capital expenditures, working capital requirements, and forecasts of effective tax rate. Our actual results could materially differ from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, and particularly in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

We report on the basis of a 52- or 53-week fiscal year, which ends on the Saturday closest to January 31. References to fiscal year mean the year in which that fiscal year began. Fiscal 2013 ended February 1, 2014. Fiscal 2012 ended February 2, 2013 and Fiscal 2011 ended on January 28, 2012. Fiscal 2013 contained 52 weeks, while fiscal 2012 contained 53 weeks and fiscal 2011 contained 52 weeks. References to "the first quarter of fiscal 2014" relate to the 13 weeks ended May 3, 2014, and references to "the first quarter of fiscal 2013" relate to the 13 weeks ended May 4, 2013.

Our discussion of financial information for fiscal 2013 includes data from the period preceding the Reorganization (February 3, 2013 to July 21, 2013) and data from the period following the Reorganization (July 22, 2013 to February 1, 2014) on a combined basis.

How we assess the performance of our business

In assessing our performance, we consider a variety of performance and financial measures. The key measures we assess to evaluate the performance of our business are set forth below:

Net sales—Our Net sales are comprised of gross sales, net of merchandise returns, coupons and discounts.

Comparable store sales—A store is included in comparable store sales in its 14th month of operation, which is when we believe comparability is achieved. When a store that is included in comparable store sales is relocated or remodeled, we continue to consider sales from that store to be comparable store sales at the time of opening. A store temporarily closed more than two weeks is not considered comparable during the month it is closed. If a store is closed longer than two weeks but less than two months, it becomes comparable in the month in which it reopens, subject to mid-month convention. A store closed longer than two months becomes comparable in its 14th month of operation after its reopening. There may be variations in the way that our competitors calculate comparable or "same store" sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by other retailers.

Various factors may affect comparable store sales, including:

•
the number of customer transactions

•
changes in our merchandise mix
•
changes in product pricing including promotional activities
•
the level of customer service that we provide in our stores
•
our store events
•
our ability to source and receive products accurately and efficiently
•
our opening of new stores in the vicinity of our existing stores
•
the number of stores we open, remodel or relocate in any period
•
consumer preferences and buying trends
•
our competitors opening or closing stores near our stores
•
overall economic trends and conditions

As we continue to pursue our growth strategy, we expect a portion of our Net sales will continue to come from new stores not included in comparable store sales. Accordingly, comparable store sales is only one measure we use to assess our performance.

Gross profit—Gross profit is equal to our Net sales less our Cost of sales and occupancy expense. Gross margin measures gross profit as a percentage of Net sales.

The following Cost of sales is included in merchandise inventories and expensed as the merchandise is sold:

•
purchase price of merchandise, net of shrink, damages, vendor allowances and rebates

•
inbound freight, inspection costs, duties and import agent commissions

•
warehousing, handling and transportation costs (including internal transfer costs and related systems such as distribution center-to-store freight costs) and purchasing and receiving costs

•
internal costs of sourcing and design (including technology)

•
share-based compensation costs for those employees involved in preparing inventory for sale

Included in our occupancy expense is the following:

•
store expenses such as rent, insurance, taxes, common area maintenance, utilities, repairs and maintenance

•
amortization of store buildings and leasehold improvements

•
store closure costs

•
store remodel costs

We record rent expense ratably over the term of the lease beginning with the date we take possession of or control the physical access to the premises. We record leasehold improvement reimbursements as a liability and ratably adjust the liability as a reduction to rent expense over the lease term beginning with either the date we take possession, or control of, the physical access to the premises.

The components of our Cost of sales and occupancy expense may not be comparable to our competitors. As a result, data in this prospectus regarding our gross profit and gross margin may not be comparable to similar data made available by our competitors.

Selling, general, and administrative expense—Included in our Selling, general, and administrative costs are store personnel costs, store operating expenses, advertising expenses, store depreciation expense and corporate overhead costs. As a result of this offering, any public company costs incurred will be reflected on this line item.

Operating income—Operating income consists of Gross profit less Selling, general, and administrative expense, Share-based compensation, Impairment of intangible assets, Related party expenses and Store pre-opening costs.

Executive overview

We believe Michaels is where creativity happens. With over $4.5 billion in sales in fiscal 2013, we are the largest arts and crafts specialty retailer in North America based on store count. Our primary business is the operation of 1,145 Michaels stores across the U.S. and Canada. We also operate 118 Aaron Brothers stores, offering ready-made frames, custom framing services and art supplies. All store counts are as of May 31, 2014.

Highlights for fiscal 2013 include the following:

•
Net sales increased to $4,570 million, a 3.7% improvement over fiscal 2012, which included a 53rd week, driven by comparable store sales growth and the opening of 56 new Michaels and Aaron Brothers stores, including the relocation of 14 Michaels and 2 Aaron Brothers stores.

•
In the first half of fiscal 2013, Net sales increased by $26 million or 1.4% compared to the first half of fiscal 2012; and in the second half of fiscal 2013, Net sales increased by $136 million, or 5.4% over the second half of fiscal 2012.

•
Comparable store sales increased 2.9% for fiscal 2013. Comparable store sales for the first half of fiscal 2013 decreased 1.0% and for the second half, increased 5.9%.

•
During the third quarter of fiscal 2013, we introduced, and are the exclusive big-box retailer of, the Rainbow Loom. In an effort to drive sales of the Rainbow Loom, we dedicated significant advertising and marketing efforts to this on-trend children's craft product. Sales of the Rainbow Loom and replacement rubber bands contributed 2.9% to our comparable stores sales increase for fiscal 2013.

•
Our Michaels retail stores' private brand merchandise drove 48% of Net sales in fiscal 2013 compared to 49% of Net sales in fiscal 2012.

•
We reported record operating income of $610 million, an increase of 3.0% from fiscal 2012.

•
Net income increased by $43 million to $243 million. Adjusted EBITDA, a non-GAAP measure that is a required calculation in our debt agreements, improved by 6.0%, from $747 million in fiscal 2012 to $792 million in fiscal 2013 (see "Prospectus summary—Summary consolidated financial and operating data").

•
We refinanced our remaining outstanding 11 3/8% 2016 Subordinated Notes totaling $256 million with $260 million of 5 7/8% Senior Subordinated Notes due December 15, 2020.

•
We continued to build our relationship with our customers through our marketing vehicles, internet site, mobile platform, in-store experience, and social media outlets.

Highlights for the first quarter of fiscal 2014 include the following:

•
Comparable store sales increased 3.8% for the first quarter of fiscal 2014.

•
We launched our e-commerce platform to complement our existing web and mobile platforms.

•
Net sales increased to $1,052 million, a 5.9% improvement over the first quarter of fiscal 2013, driven by $37 million of incremental revenue from our comparable store sales, and a $22 million increase in non-comparable store sales.

•
We reported operating income of $139 million in the first quarter of fiscal 2014. Adjusted EBITDA, a non-GAAP measure that is a required calculation in our debt agreements, improved by 8.5%, from $165 million in the first quarter of fiscal 2013 to $179 million in the first quarter of fiscal 2014 (see "Prospectus summary—Summary consolidated financial and operating data").

In the remainder of fiscal 2014, we intend to continue to lead industry growth and innovation through strategic initiatives such as:

•
making our stores more inviting to a broader set of customers, including those new to do-it-yourself projects and more experienced crafters;

•
enhancing our in-store shopping experience by creating a more visually appealing environment through improved signage and open sightlines to make it easier for our customers to shop;

•
strengthening our connections with existing customers and reaching new customers through an expanded marketing program, including print, digital, direct mail, broadcast and community events;

•
broadening our merchandising and sourcing capabilities to better identify and source new trends, merchandise and categories that enhance our portfolio of exclusive brands and products; and

•
expanding our omni-channel offering of merchandise, promotional, and marketing events.

Critical accounting policies and estimates

We have prepared our financial statements in conformity with U.S. GAAP, and these financial statements necessarily include some amounts that are based on our informed judgments and estimates. Our senior management has discussed the development and selection of these critical accounting estimates, and the disclosure in this section of this prospectus regarding them, with the Audit Committee of our Board. Our significant accounting policies are discussed in Note 1 to our Consolidated Financial Statements for the year ended February 1, 2014. Our critical accounting policies represent those policies that are subject to judgments and uncertainties. As discussed below, our financial position and results of operations may be materially different when reported under different conditions or when using different assumptions in the application of these policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. Our critical accounting policies include:

Merchandise inventories—Merchandise inventories are valued at the lower of cost or market, with cost determined using a weighted average method. Cost is calculated based upon the price paid for an item at the time it is received by us, and also includes the cost of warehousing, handling, purchasing, and importing the inventory, as well as inbound and outbound transportation, partially offset by vendor allowances. This net inventory cost is recognized through cost of sales when the inventory is sold. It is impractical for us to assign specific allocated overhead costs and vendor allowances to individual units of inventory. As such, to match net inventory costs against the related revenues, we estimate the net inventory costs to be deferred and recognized each period as the inventory is sold.

Vendor allowances, which primarily represent volume rebates and cooperative advertising funds, are recorded as a reduction of the cost of the merchandise inventories and a subsequent reduction in cost of sales when the inventory is sold. We generally earn vendor allowances as a percentage of certain merchandise purchases with no minimum purchase requirements. Typically, our vendor allowance programs extend for a period of 12 months. We recognized vendor allowances of $102 million, or 2.2% of Net sales in fiscal 2013, $110 million, or 2.5% of Net sales in fiscal 2012, and $115 million, or 2.7% of Net sales in fiscal 2011. During the three fiscal years ended February 1, 2014, the number of vendors from which vendor allowances were received ranged from approximately 620 to 660. As a result of our increased direct import volume, vendor allowances, as a percentage of Net sales, have been declining and we expect this trend to continue in future years.

We utilize perpetual inventory records to value inventory in our stores. Physical inventory counts are performed in a significant number of stores during each fiscal quarter by a third party inventory counting service. Substantially all stores open longer than one year are subject to at least one count each fiscal year. We adjust our perpetual records based on the results of the physical counts. We maintain a provision for estimated shrinkage based on the actual historical results of our physical inventories. We compare our estimates to the actual results of the physical inventory counts as they are taken and adjust the shrink estimates accordingly. A 10% change in our estimated shrinkage reserve would have affected Net income by approximately $1 million for fiscal 2013. We also evaluate our merchandise to ensure that the expected net realizable value of the merchandise held at the end of a fiscal period exceeds cost. In the event that the expected net realizable value is less than cost, we reduce the value of that inventory accordingly. A 10% change in our inventory valuation reserve would have affected Net income by approximately $1 million for fiscal 2013.

Goodwill—We review goodwill for impairment each year in the fourth quarter, or more frequently if required. Beginning in fiscal 2011, in conducting our impairment review, we elected to first perform a qualitative assessment to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) the fair value of our reporting units is less than its carrying value. Factors used in our qualitative assessment include, but are not limited to, macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, company and reporting unit specific events, and the margin between the fair value and carrying value in recent valuations.

If, after assessing the totality of events or circumstances such as those described above, we determine that it is more likely than not that the fair value of our reporting unit is greater than its carrying amount, no further action is required. If we determine that it is more likely than not that the fair value of our reporting unit is less than its carrying amount, we will compare the reporting unit's carrying value to its estimated fair value, determined through estimated discounted future cash flows and market-based methodologies. If the carrying value exceeds the estimated fair value, we determine the fair value of all assets and liabilities of the reporting unit, including the implied fair value of goodwill. If the carrying value of goodwill exceeds the implied fair value, we recognize an impairment charge equal to the difference.

Factors used in the valuation of goodwill include, but are not limited to, management's plans for future operations, recent operating results and discounted projected future cash flows. Material assumptions used in our impairment analysis include the weighted average cost of capital percentage, terminal growth rate and forecasted long-term sales growth. During fiscal 2012, we recognized a goodwill impairment charge of $1 million for our online scrapbooking business. See Note 10 to our Consolidated Financial Statements for

the year ended February 1, 2014 for further information. During fiscal 2013 and fiscal 2011, there was no impairment charge taken on our goodwill.

Impairment of long-lived assets—We evaluate long-lived assets, other than goodwill and assets with indefinite lives, for indicators of impairment whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. Additionally, for store assets, we evaluate the performance of individual stores for indicators of impairment and underperforming stores are selected for further evaluation of the recoverability of the carrying amounts. The evaluation of long-lived assets is performed at the lowest level of identifiable cash flows, which is at the individual store level.

Our evaluation requires consideration of a number of factors including changes in consumer demographics and uncertain future events. Accordingly, our accounting estimates may change from period to period. These factors could cause management to conclude impairment indicators exist and require that tests be performed, which could result in a determination that the value of long-lived assets is impaired, resulting in a writedown to fair value.

Our initial indicator that store assets are considered to be recoverable is that the estimated undiscounted cash flows for the remaining lease term, assuming zero growth over current year store performance, exceed the carrying value of the assets. This evaluation is performed on stores open longer than 36 months (unless significant impairment indicators exist), as we consider a store to become mature after that time period. Any stores that do not meet the initial criteria are further evaluated taking into consideration the estimated undiscounted store-specific cash flows for the remaining lease term compared to the carrying value of the assets. To estimate store-specific future cash flows, management must make assumptions about key store variables, including sales, growth rate, gross margin, payroll and other controllable expenses. Furthermore, management considers other factors when evaluating stores for impairment, including the individual store's execution of its operating plan and other local market conditions.

An impairment is recognized once all the factors noted above are taken into consideration and it is determined the carrying amount of the store's assets are not recoverable. The impairment is based on estimated fair value of the assets, excluding assets that can be redeployed. In fiscal 2013, we recorded an impairment charge, net of tax, of approximately $1 million. In fiscal 2012, we recorded an impairment charge, net of tax, of $4 million related to the write off of long-lived assets associated with our online scrapbooking business. We recorded an impairment charge, net of tax, of less than $1 million in fiscal 2011. In addition to recording impairment charges based on the previously discussed criteria, we maintain a list of stores we consider at risk and monitor those stores closely. As of February 1, 2014, we had one Michaels store which had been open longer than 36 months, which we considered at risk for impairment.

Reserve for closed facilities—We maintain a reserve for future rental obligations, carrying costs, and other closing costs related to closed facilities, primarily closed and relocated stores. In accordance with Accounting Standards Codification ("ASC") 420, Exit or Disposal Cost Obligations, we recognize exit costs for any store closures at the time the store is closed. Such costs are recorded within the Cost of sales and occupancy expense line item on our Consolidated Statements of Comprehensive Income.

The cost of closing a store or facility is calculated as the lesser of the present value of future rental obligations remaining under the lease (less estimated sublease rental income) or the lease termination fee. The determination of the reserves is dependent on our ability to make reasonable estimates of costs to be incurred post-closure and of rental income to be received from subleases. In planning our store closures, we try to time our exits as close to the lease termination date as possible to minimize any remaining lease obligation. As of February 1, 2014 and February 2, 2013, our reserves for closed facilities were $5 million and $8 million, respectively. If our estimates only included rental income under actual subleases and not potential future subleases, the reserves would increase by approximately $4 million.

Self-insurance—We have insurance coverage for losses in excess of self-insurance limits for medical liability, general liability and workers' compensation claims. Health care reserves are based on actual claims experience and an estimate of claims incurred but not reported. Reserves for general liability and workers' compensation are determined through the use of actuarial studies. Due to the significant judgments and estimates utilized in determining these reserves, they are subject to a high degree of variability. In the event our insurance carriers are unable to pay claims submitted to them, we would record a liability for such estimated payments we expect to incur. A 10% change in our self-insurance liability would have affected Net income by approximately $4 million for fiscal 2013.

Revenue recognition—Revenue from sales of our merchandise is recognized when the customer takes possession of the merchandise. Revenue is presented net of sales taxes collected. Sales related to custom framing are deferred until the order is picked up by the customer, which we estimate based on historical customer behavior. We deferred 9 days of custom framing revenue at the end of fiscal 2013, 10 days at the end of fiscal 2012 and 13 days at the end of fiscal 2011. A one day change in our custom frame deferral would have had a minimal impact on our fiscal 2013 Net income. As of February 1, 2014 and February 2, 2013, our deferred framing revenue was approximately $9 million and $8 million, respectively.

We allow for merchandise to be returned under most circumstances within 60 days of purchase date and provide a reserve for estimated returns. We use historical customer return behavior to estimate our reserve requirements. As of February 1, 2014 and February 2, 2013, our sales returns reserve was approximately $3 million.

We record a gift card liability on the date we issue the gift card to the customer. We record revenue and reduce the gift card liability as the customer redeems the gift card. The deferred revenue associated with outstanding gift cards increased $3 million from $33 million at February 2, 2013 to $36 million as of February 1, 2014. We escheat the value of unredeemed gift cards where required by law. Any remaining liabilities not subject to escheatment are evaluated to determine whether the likelihood of the gift card being redeemed is remote (gift card breakage). We recognize gift card breakage as revenue, by applying our estimate of the rate of gift card breakage over the period of estimated performance. Our estimates of the gift card breakage rate are applied to the estimated amount of gift cards that are expected to go unused and that are not subject to escheatment, and such estimates are based on customers' historical redemption rates and patterns. We recognized revenue of approximately $3 million in fiscal 2013, $3 million in fiscal 2012 and $1 million in fiscal 2011 related to such gift card balances. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to recognize income related to unredeemed gift cards. However, if actual results are not consistent with our assumptions, we may record additional income or expense.

Cost of sales and occupancy expense—Cost of sales and occupancy expense include the following which may not be comparable to other companies:

Cost of sales are included in merchandise inventories and expensed as the merchandise is sold. Included in our Cost of sales are the following:

•
purchase price of merchandise, net of vendor allowances and rebates

•
inbound freight, inspection costs, duties and import agent commissions

•
warehousing, handling, and transportation costs (including internal transfer costs such as distribution center-to-store freight costs) and purchasing and receiving costs

•
share-based compensation costs for those employees involved in preparing inventory for sale

Included in our occupancy expenses are the following costs which are recognized as period costs as described below:

•
store expenses such as rent, insurance, taxes, common area maintenance, utilities, repairs and maintenance

•
amortization of store buildings and leasehold improvements

•
store closure costs

•
store remodel costs

We record rent expense ratably over the term of the lease beginning with the date we take possession of or control the physical access to the premises. We record leasehold improvement reimbursements as a liability and ratably adjust the liability as a reduction to rent expense over the lease term beginning with the date we take possession of or control the physical access to the premises. At times, we receive landlord reimbursements for leasehold improvements made during the lease term, which we record as a liability and ratably adjust as a reduction to rent expense over the remaining lease term.

Share-based compensation expenses—ASC 718, Stock Compensation ("ASC 718"), requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements. During the first two quarters of fiscal 2011 and the last quarter of fiscal 2013, the Company measured employee stock option expense for new awards using the grant date fair value accounting guidance of ASC 718. During the last two quarters of fiscal 2011, all of fiscal 2012, and the first three quarters of fiscal 2013, the Company determined its employee stock options should be recorded under the liability accounting guidance of ASC 718. As such, we measured share-based compensation based on either the grant date fair value of the equity awards, the fair value of our option awards at the end of the period, or at the fair value as most recently determined. Expense for unvested options and stock awards is recognized ratably over the requisite service period. We estimate the fair value of stock option awards using a Black-Scholes option value model.

All grants of our stock options have an exercise price equal to or greater than the fair market value of our Common Stock on the date of grant. Because we are privately held and there is no public market for our Common Stock, the fair value of our equity was estimated by our management, relying in part on an independent appraisal of our fair market value by a third party valuation firm and approved by our Board at the time option grants are awarded. Since the second quarter of 2011, our management has performed contemporaneous quarterly valuations of our Common Stock on the last day of each quarterly period; option grants or equity grants occurring between valuations are valued at the last Board approved fair value of our Common Stock. In estimating the fair value of our Common Stock, management and the Board consider factors it believes are material to the valuation process including the Company's actual and projected financial results, the principal amount of the Company's indebtedness and formal valuation ranges of the Company, prepared by a third party valuation firm. In fiscal 2013, fiscal 2012 and fiscal 2011, valuations completed relied on projections of our future performance, estimates of our weighted average cost of capital, and metrics based on the performance of a peer group of similar companies, including valuation multiples and stock price volatility.

From February 2, 2013 to February 1, 2014, the estimated fair value of common stock decreased from $18.25 to $16.03 per share. A cash dividend paid to all equity holders in July 2013 decreased the fair value of the common stock by the amount of the cash dividend of $4.38 per share. The fair value decrease from the dividend was partially offset due to recent market trends for guideline company transactions.

The following table details information on stock options granted by quarter for fiscal year 2013. The exercise price and the fair value of common stock at grant in the table below have been reduced by the cash dividend of $4.38 per share, if applicable.

Quarter end date	# of options granted	Exercise price	Fair value of common stock at grant	Average fair value of option at February 1, 2014

May 4, 2013	1,988,093.8	$13.80	$13.80	$4.49
August 3, 2013	944,418.6	$13.90	$13.90	$4.78
November 2, 2013	114,980.4	$14.76	$14.76	$5.11
February 1, 2014	168,633.0	$15.56	$15.56	$3.83

Other assumptions used in the option value models for estimating the fair value of stock option awards include expected volatility of our common stock share price, expected terms of the options, expected dividends, and historical risk-free rates. The expected volatility rate is based on both historical volatility as well as implied volatilities from the exchange-traded options on the common stock of a peer group of companies. We utilize historical exercise and post-vesting employment behavior to estimate the expected terms of the options and do not use a dividend rate assumption. The risk-free interest rate is based on the yields of U.S. Treasury instruments with approximately the same term as the expected life of the stock option award. Our forfeiture assumptions are estimated based on historical experience and anticipated events. We update our assumptions quarterly based on historical trends and current market observations.

As of February 1, 2014, compensation cost not yet recognized related to non-vested awards totaled $24 million and is expected to be recognized over a weighted average period of 2.9 years. In the event of a Change in Control (as defined in the Stockholders Agreement), all non-vested awards will vest and the $24 million would be immediately recognized.

Income taxes—We record income tax expense using the liability method for taxes and are subject to income tax in many jurisdictions, including the U.S., various states and localities, and Canada. A current tax liability or asset is recognized for the estimated taxes payable or refundable on the tax returns for the current year and a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. In evaluating our ability to realize our deferred tax asset, we considered the following sources of future taxable income:

•
future reversals of existing taxable temporary differences
•
future taxable income, exclusive of reversing temporary differences and carryforwards
•
taxable income in prior carryback years
•
tax-planning strategies

Our evaluation regarding whether a valuation allowance is required or should be adjusted also considers, among other things, the nature, frequency, and severity of recent losses, forecasts of future profitability and the duration of statutory carryforward periods. Our forecast of future profitability represents our best estimate of these future events. After conducting this assessment, the valuation allowance recorded, net of federal benefit, against our deferred tax assets was $9 million and $10 million as of February 1, 2014 and February 2, 2013, respectively. If actual results differ from estimated results, or if we adjust these assumptions in the future, we may need to adjust our deferred tax assets or liabilities, which could impact our effective tax rate.

The amount of income taxes we pay is subject to ongoing audits in the taxing jurisdictions in which we operate. During these audits, the taxing authorities may challenge items on our tax returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. We recognize tax benefits for uncertain positions only to the extent that we believe it is more likely than not that the tax position will be sustained. Our future results may include favorable or unfavorable adjustments to our unrecognized tax benefits due to closure of income tax audits, new regulatory or judicial pronouncements, or other relevant events. As a result, our effective tax rate may fluctuate significantly on a quarterly and annual basis.

Results of operations

The following table sets forth the percentage relationship to Net sales of line items of our Consolidated Statements of Comprehensive Income. This table should be read in conjunction with the following discussion and with our Consolidated Financial Statements, including the related notes.

				Quarters Ended
	Fiscal Year
				May 3, 2014	May 4, 2013
	2013	2012	2011

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales and occupancy expense	60.1	60.0	60.1	59.2	58.8

Gross profit	39.9	40.0	39.9	40.8	41.2
Selling, general, and administrative expense	25.6	25.7	25.9	26.8	27.4
Share-based compensation	0.5	0.3	0.8	0.4	0.3
Impairment of intangible assets	—	0.2	—	—	—
Related party expenses	0.3	0.3	0.3	0.3	0.4
Store pre-opening costs	0.1	0.1	0.1	0.1	0.2

Operating income	13.3	13.4	12.8	13.2	12.9
Interest expense	4.7	5.6	6.0	5.4	4.7
Refinancing costs and losses on early extinguishments of debt	0.3	0.7	0.4	—	0.7
Other (income) and expense, net	—	—	0.2	—	—

Income before income taxes	8.3	7.1	6.2	7.8	7.5
Provision for income taxes	3.0	2.6	2.4	3.5	2.9

Net income	5.3%	4.5%	3.8%	4.3%	4.6%

Quarter Ended May 3, 2014 Compared to the Quarter Ended May 4, 2013

Net Sales—Net sales of $1,052 million for the first quarter of fiscal 2014 increased by $59 million, or 5.9%, over the first quarter of fiscal 2013 due primarily to $37 million of incremental revenue from our comparable store sales and a $22 million increase in non-comparable store sales. Comparable store sales increased 3.8% driven by a 1.3% increase in customer transactions, a 2.4% increase in the average ticket and a 0.1% increase in custom framing deferred revenue. The fluctuation in the exchange rates between the United States and Canadian dollars adversely impacted the average ticket by 80 basis points. Comparable store sales growth was strongest in our children's crafts category due primarily to sales of the Rainbow Loom and replacement rubber bands. The fine arts supplies category also had strong performance.

Cost of Sales and Occupancy Expense—Cost of sales and occupancy expense increased $39 million to $623 million in the first quarter of fiscal 2014 from $584 million in the first quarter of fiscal 2013. Cost of sales increased by $32 million primarily driven by a $27 million increase from higher sales and $3 million from lower recognition of vendor allowances compared to prior year. Occupancy expense increased $7 million driven primarily by an incremental $3 million for new stores and $3 million higher store remodel expenses for the first quarter of fiscal 2014 compared to the first quarter of fiscal 2013.

Cost of sales and occupancy expenses increased by 40 basis points as a percentage of Net sales to 59.2% for the first quarter of fiscal 2014 from 58.8% for the first quarter of fiscal 2013. Cost of sales increased by 50 basis points due primarily to the Rainbow Loom and replacement rubber bands having lower than average margin rates, as well as the lower recognition of vendor allowances compared to prior year. Occupancy costs decreased 10 basis points due to a 40 basis point lift for increased rent leverage on higher store sales, partially offset by a 30 basis point increase for higher remodel costs.

Selling, General, and Administrative Expense—Selling, general, and administrative expense was $282 million in the first quarter of fiscal 2014 compared to $272 million in the first quarter of fiscal 2013. Selling, general, and administrative expense increased $5 million due to incremental store costs related to operating 48 additional Michaels stores at the end of the first quarter of fiscal 2014 compared to the end of the first quarter of fiscal 2013. Additionally, Selling, general, and administrative expenses increased by $3 million for 2014 payroll and bonus-related costs. As a percentage of Net sales, Selling, general, and administrative expense decreased 60 basis points primarily due to a 70 basis point decrease in payroll and payroll-related costs and a 20 basis point decrease due to lower strategic consulting fees, partially offset by an increase of 40 basis points in new store costs.

Share-Based Compensation—Share-based compensation expense increased to $4 million in the first quarter of fiscal 2014 from $3 million in the first quarter of fiscal 2013 primarily due to 2013 grants to certain company officers.

Related Party Expenses—Related party expenses were $3 million and $4 million for the first quarters of fiscal 2014 and fiscal 2013, respectively, consisting of management fees and associated expenses paid to affiliates of our Sponsors and Highfields.

Interest Expense—Interest expense increased $10 million to $57 million in the first quarter of fiscal 2014 from $47 million in the first quarter of fiscal 2013. The increase is attributable to a $604 million increase in our total debt outstanding, partially offset by a lower average interest rate associated with the refinancing of our 2016 Senior Subordinated Notes.

Refinancing Costs and Losses on Early Extinguishment of Debt—During the first quarter of fiscal 2013, we recorded a loss on the early extinguishment of debt of $7 million, consisting of a $5 million redemption premium and $2 million to write off debt issuance costs related to the redemption of $137 million in aggregate principal amount of our 2016 Senior Subordinated Notes.

Provision for Income Taxes—The effective tax rate was 45.1% for the first quarter of fiscal 2014. The effective rate was 37.8% for the first quarter of fiscal 2013. The current rate is higher than the prior year due to certain discrete items required to be recognized as a result of a change in tax status of our Canadian subsidiary. On February 2, 2014, the Company changed the corporate structure of our Canadian operations from a branch of MSI for U.S. tax purposes to a branch of a controlled foreign corporation, an indirect foreign subsidiary of MSI. As a result of the change in tax status, the net deferred tax assets related to U.S. temporary differences for the branch were written off. In addition, the Company recognized as discrete events, a tax gain on the contribution of certain assets to the new entity as part of the transaction, as well as previously unrecognized currency losses. The effects of the write-off, the gain on the contribution, and the currency losses were discrete charges to the income tax provision of $6 million, $1 million, and ($1) million respectively, during the first quarter. We currently estimate our effective tax rate for fiscal 2014 to be 38.9%.

Fiscal 2013 compared to fiscal 2012

Net sales—Net sales of $4,570 million increased for fiscal 2013 by $162 million, or 3.7%, over fiscal 2012 due to $102 million of incremental revenue from our non-comparable stores and a $126 million increase in comparable store sales, partially offset by $66 million related to the 53rd week of fiscal 2012. Comparable store sales increased 2.9% driven by an increase in the average ticket of 3.3%, partially offset by a decrease in transactions of 0.4%. Comparable store sales growth was strongest in our children's crafts categories due primarily to sales of the Rainbow Loom and replacement rubber bands.

Cost of sales and occupancy expense—Cost of sales and occupancy expense increased $105 million to $2,748 million in fiscal 2013 from $2,643 million in fiscal 2012 due primarily to a $68 million increase in merchandise costs associated with higher sales, an $8 million increase in inventory reserve expense due to an increase in discontinued stock keeping units associated with planned merchandise resets and a slower sell-through of this merchandise and an $8 million reduction in the recognition of vendor allowances compared to the prior year, partially offset by a $6 million decrease in freight and distribution costs. In addition, we had a $6 million decrease from favorable shrink experience in fiscal 2013 compared to fiscal 2012. We also had a $32 million increase in occupancy expenses, including $20 million from opening new stores, a $5 million increase in store remodel expenses and a $9 million increase from higher maintenance costs in fiscal 2013 compared to fiscal 2012. These increases were partially offset by $2 million lower utilities expenses due to more favorable weather in fiscal 2013 compared to fiscal 2012.

Cost of sales and occupancy expense increased 10 basis points, as a percentage of Net sales, to 60.1% in fiscal 2013 from 60.0% in fiscal 2012. Occupancy costs increased 20 basis points in fiscal 2013 compared to fiscal 2012 due to higher remodel and maintenance costs. Cost of sales decreased 10 basis points in fiscal 2013 compared to fiscal 2012 primarily due to improved operational efficiencies at our vertically integrated framing operations.

Selling, general, and administrative expense—Selling, general, and administrative expense was $1,170 million in fiscal 2013 compared to $1,132 million in fiscal 2012. Selling, general, and administrative expense increased $38 million driven by $26 million of incremental new store costs; Michaels retail store count increased by 37 stores in fiscal 2013 and 35 stores in fiscal 2012. Additionally, Selling, general, and administrative expense increased by $8 million for outside professional fees for strategic initiatives and by $27 million for higher store and corporate payroll, benefits and other personnel expenses. The higher payroll, benefits and other personnel expenses were partially offset by approximately $23 million from additional store and corporate payroll associated with the 53rd week of fiscal 2012. As a percentage of Net sales, Selling, general, and administrative expense decreased 10 basis points primarily due to increased leverage of payroll and benefits from higher comparable store sales.

Share-based compensation—Share-based compensation expenses increased to $23 million for fiscal 2013 from $15 million in fiscal 2012 due to new option grants and changes in estimates for expected forfeitures.

Impairment of intangible assets—Impairment of intangible assets for fiscal 2012 was related to an impairment charge of $7 million for long-lived assets and $1 million for goodwill, associated with our online scrapbooking business.

Related party expenses—Related party expenses were $14 million for fiscal 2013 and $13 million for fiscal 2012, consisting of management fees and associated expenses paid to our Sponsors and Highfields.

Interest expense—Interest expense decreased from $245 million in fiscal 2012 to $215 million in fiscal 2013, due to a reduction in the overall average interest rate on our higher outstanding debt balance.

Refinancing costs and losses on early extinguishments of debt—During fiscal 2013, we recorded a $7 million loss related to the redemption of $137 million of our then outstanding 2016 Senior Subordinated Notes. The $7 million loss was comprised of a $5 million redemption premium and $2 million to write off related debt issuance costs. In addition, we recorded refinancing costs of $7 million related to subsequent refinancing of our remaining outstanding 2016 Senior Subordinated Notes. During fiscal 2012, we recorded refinancing costs of $12 million related to our Restated Term Loan Credit Facility. We also recorded a loss of $8 million to write off debt issuance costs related to our Senior Secured Term Loan Facility and prepayment of our B-1 Term Loans. In addition, we recorded an $11 million loss related to the redemption of our remaining outstanding Subordinated Discount Notes. The $11 million loss was comprised of an $8 million redemption premium and $3 million to write off related debt issuance costs. Finally we recorded a loss of $2 million to write off debt issuance costs related to our senior secured asset-based Revolving Credit Facility. See Note 5 to our Consolidated Financial Statements for the year ended February 1, 2014.

Other (income) and expense, net—Other income for fiscal 2013 was primarily related to foreign exchange transaction losses. Other income for fiscal 2012 is primarily related to foreign exchange transaction gains.

Provision for income taxes—Our effective tax rate for fiscal 2013 was 35.9%. Our effective tax rate was 36.5% for fiscal 2012. Our effective rate was higher than the statutory rate due primarily to the impact of state taxes.

Fiscal 2012 compared to fiscal 2011

Net sales—Net sales of $4,408 million increased by $198 million, or 4.7%, over fiscal 2011 due to $70 million of incremental revenue from our non-comparable stores, $66 million from the 53rd week of fiscal 2012, and a $62 million increase in comparable store sales. Comparable store sales increased 1.5% driven by an increase in transactions of 0.8% and an increase in the average ticket of 0.7%. Comparable store sales dollar growth was strongest in custom framing within our framing department and percentage growth was the strongest in home accents within our seasonal and home décor department.

Cost of sales and occupancy expense—Cost of sales and occupancy expense increased $111 million to $2,643 million in fiscal 2012 from $2,532 million in fiscal 2011 due primarily to a $95 million increase in merchandise costs associated with higher sales, including $66 million of sales from the 53rd week of fiscal 2012. The increase was partially offset by a $14 million decrease in merchandise costs related to our increased direct import volume, private brand initiative, and improved pricing and promotion management. These initiatives allowed us to reduce design, sourcing and intermediary product costs. In addition, we had a $7 million increase from favorable shrink experience in fiscal 2011 compared to more normal levels in fiscal 2012, and a $5 million increase from lower recognition of vendor allowances compared to prior year. Finally, rent and related expenses increased $15 million due mainly to $10 million of new store rent and a $3 million increase in occupancy insurance premiums.

Cost of sales and occupancy expense decreased 10 basis points, as a percentage of Net sales, to 60.0% in fiscal 2012 from 60.1% in fiscal 2011. Merchandise cost decreased 30 basis points driven by our increased direct import volume, private brand initiative, and improved pricing and promotion management, while occupancy decreased 30 basis points due to increased leverage on higher store sales. These improvements were partially offset by a 20 basis point increase from the recognition of vendor allowances compared to prior year.

Selling, general, and administrative expense—Selling, general, and administrative expense was $1,132 million in fiscal 2012 compared to $1,090 million in fiscal 2011. Selling, general, and administrative expense increased $42 million driven by $23 million of incremental store costs for operating 35 additional Michaels stores and a $17 million increase in store payroll from additional payroll associated with the 53rd week of fiscal 2012, as well as a higher average hourly wage rate. In addition, we had a $6 million increase in corporate payroll due primarily to the 53rd week of fiscal 2012, an increase in wage rate and an increased headcount. Finally, we had a $4 million increase in group insurance claims and payroll tax increased $4 million mainly due to an increase in unemployment insurance rates compared to last year. These amounts were partially offset by an $18 million decrease in bonus expense from a lower bonus payout recognized in fiscal 2012 compared to fiscal 2011.

As a percentage of Net sales, Selling, general, and administrative expense decreased 20 basis points primarily due to a 50 basis point decrease in bonus expense compared to fiscal 2011.

Share-based compensation expense—Share-based compensation expense decreased to $15 million for fiscal 2012 from $33 million in fiscal 2011 due to the change in fair value of option awards under liability accounting.

Impairment of intangible assets—Impairment of intangible assets for fiscal 2012 is related to an impairment charge of $7 million for long-lived assets associated with our online scrapbooking business and a goodwill impairment charge of $1 million, which represents the carrying amount of the goodwill of our online scrapbooking business.

Related party expenses—Related party expenses were $13 million for each of fiscal 2012 and fiscal 2011, consisting of management fees and associated expenses paid to our Sponsors and Highfields.

Interest expense—Interest expense decreased from $254 million in fiscal 2011 to $245 million in fiscal 2012, as a result of a $449 million reduction in our total debt outstanding, partially offset by a higher average interest rate on our outstanding debt.

Refinancing costs and losses on early extinguishments of debt—During fiscal 2012, we recorded refinancing costs of $12 million related to our Restated Term Loan Credit Facility. We also recorded a loss of $8 million to write off debt issuance costs related to our Senior Secured Term Loan Facility and prepayment of our B-1 Term Loans. In addition, we recorded an $11 million loss related to the redemption of our remaining outstanding Subordinated Discount Notes. The $11 million loss was comprised of an $8 million redemption premium and $3 million to write off related debt issuance costs. Finally, we recorded a loss of $2 million to write off debt issuance costs related to our senior secured asset-based Revolving Credit Facility. During fiscal 2011, we recorded a loss of $18 million related to the early extinguishment of $163 million face value, or $155 million accreted value, of our Subordinated Discount Notes and $7 million face value of our 2016 Senior Subordinated Notes. The $18 million loss was comprised of $11 million to recognize the unrealized interest accretion and the write off of related debt issuance costs, as well as $7 million of purchase premiums. See Note 5 to our Consolidated Financial Statements for the year ended February 1, 2014.

Other (income) and expense, net—Other income for fiscal 2012 is primarily related to foreign exchange transaction gains. Other expense for fiscal 2011 is related to a $5 million unfavorable change in the fair value of the interest rate derivative (the "interest rate cap"), as more fully described in Note 9 to our Consolidated Financial Statements for the year ended February 1, 2014, and $4 million in foreign exchange transaction losses.

Provision for income taxes—Our effective tax rate for fiscal 2012 was 36.5%. Our effective tax rate for fiscal 2011 was 38.9%. Our rate was lower than the prior year rate due primarily to the reversal of accruals for uncertain tax positions as a result of the closure of tax audits and the expiration of the statute of limitations on previously open tax years.

Liquidity and capital resources

We require cash principally for day-to-day operations, to finance capital investments, to purchase inventory, to service our outstanding debt, and for seasonal working capital needs. We expect that our available cash, cash flow generated from operating activities, and funds available under our Restated Revolving Credit Facility will be sufficient to fund planned capital expenditures, working capital requirements, debt repayments, debt service requirements and anticipated growth for the foreseeable future. Our ability to satisfy our liquidity needs and continue to refinance or reduce debt could be adversely affected by the occurrence of any of the events described under "Risk Factors" or our failure to meet our debt covenants as described in "—Cash Flow from Financing Activities." Our Restated Revolving Credit Facility provides senior secured financing of up to $650 million. As of May 3, 2014, the borrowing base was $650 million, of which we had no outstanding borrowings, $61 million of outstanding letters of credit and $589 million of unused borrowing capacity. Our cash and cash equivalents increased $60 million from $55 million at May 4, 2013 to $115 million at May 3, 2014.

On October 31, 2006, substantially all of the common stock of MSI was acquired by the Sponsors through a merger transaction. To finance the Merger, MSI issued the 2014 Senior Notes, 2016 Senior Subordinated Notes and Subordinated Discount Notes and executed a Senior Secured Term Loan Facility and a senior secured asset-based Revolving Credit Facility which in the aggregate was approximately $4.0 billion. Since October 31, 2006, MSI has retired or purchased some of this debt through redemptions, repurchases or exchanges and has issued new debt or amended existing debt facilities.

In July 2013, FinCo Holdings and FinCo Inc. issued the Holdco Notes. FinCo Holdings distributed the proceeds, net of expenses, to The Michaels Companies, Inc. We used this cash to pay a cash dividend, distribution and other payments to our equity and equity award holders and pay related fees and expenses.

Our substantial indebtedness could adversely affect our ability to raise additional capital, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk, and prevent us from meeting our obligations. Management reacts strategically to changes in economic conditions and monitors compliance with debt covenants to seek to mitigate any potential material impacts to our financial condition and flexibility.

We intend to use excess operating cash flows to repay portions of our indebtedness and to invest in growth opportunities, depending on market conditions. If we use our excess cash flows to repay our debt, it will reduce the amount of excess cash available for additional capital expenditures.

As of February 2, 2013, we had an aggregate principal amount of $393 million of our 2016 Senior Subordinated Notes scheduled to mature in November 2016. On February 27, 2013, we redeemed $137 million in aggregate principal amount of the outstanding 2016 Senior Subordinated Notes with cash on hand and borrowings made under the Restated Term Loan Credit Facility for an aggregate redemption price (including the applicable redemption premium and accrued and unpaid interest) of $147 million. On December 19, 2013, we issued an irrevocable notice of redemption to the holders of our remaining outstanding 2016 Senior Subordinated Notes, deposited the proceeds of the offering of our 5 7/8% Senior Subordinated Notes due 2020 ("2020 Senior Subordinated Notes") and additional cash with the trustee under the indenture governing the 2016 Senior Subordinated Notes ("2016 Senior Subordinated Notes Indenture") and instructed the trustee to (a) redeem the 2016 Senior Subordinated Notes on January 21, 2014 and (b) discharge our obligations under the 2016 Senior Subordinated Notes Indenture. Accordingly, our obligations under the 2016 Senior Subordinated Notes Indenture were discharged. The 2018 Senior Notes mature in 2018, the 2020 Senior Subordinated Notes mature in 2020, the Holdco Notes mature in 2018 and the Restated Term Loan Credit Facility matures in or after 2018. Although no assurance can be given, depending on market conditions and other factors, we plan to repay or refinance such indebtedness prior to maturity.

The Indenture for the Senior Notes contains covenants limiting, among other things, MSI's ability and the ability of MSI's restricted subsidiaries to:

•
incur additional debt

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pay dividends or distributions on MSI's capital stock or repurchase MSI's capital stock, subject to certain exceptions, including dividends, distributions and repurchases up to an amount in excess of (i) $75 million plus (ii) a basket that builds based on 50% of MSI's Consolidated Net Income (as defined in the Senior Indenture) and certain other amounts, in each case, to the extent such payment capacity is not applied as otherwise permitted under the Senior Indenture and subject to certain conditions. As of May 3, 2014, the permitted restricted payment amount was approximately $328 million.

We had $3,689 million of indebtedness outstanding at May 3, 2014, of which $1,623 million was subject to variable interest rates and $2,060 million was subject to fixed interest rates. On a pro forma basis as of May 3, 2014, after giving effect to the application of the proceeds from this offering set forth under "Use of Proceeds", the issuance of the Additional 2020 Senior Subordinated Notes, the incurrence of Incremental Term Loans and the redemption of the 2018 Senior Notes, we would have had total indebtedness of $3,322 million, of which approximately $2,473 million was subject to variable interest rates and $849 million was subject to fixed interest rates, and approximately $589 million of additional borrowing capacity (after giving effect to then-outstanding letters of credit) under the Restated Revolving Credit Facility. See "Prospectus summary—Recent developments."

We and our subsidiaries, affiliates, and significant shareholders may from time to time seek to retire or purchase our outstanding debt (including publicly issued debt) through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions, by tender offer or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors.

Cash flow from operating activities

Cash flow used in operating activities during the first three months of fiscal 2014 was $74 million compared to cash flow provided by operating activities of $2 million during the first three months of fiscal 2013. The $76 million change was primarily due to a $48 million decrease due to the timing of inventory purchases and a $31 million decrease due to the timing of vendor payments. Average inventory per Michaels store (including e-commerce and supporting distribution centers) increased 8.3% to $783,000 at May 3, 2014, from $723,000 at May 4, 2013, primarily due to timing of inventory receipts.

Cash flow provided by operating activities in fiscal 2013 was $449 million compared to $299 million in fiscal 2012. The $150 million change was due in part to a $137 million increase from the timing of accounts payable, a $43 million increase in net income and a $33 million increase in interest accruals. This increase was partially offset by a $25 million decrease from the timing of income tax payments, a $19 million decrease in refinancing costs and losses on early extinguishments of debt and a $17 million decrease due to higher merchandise inventories. Average inventory per Michaels store (including supporting distribution centers) was $764,000, up from last year's average inventory balance of $754,000.

Cash flow from investing activities

Cash flow used in investing activities represents the following capital expenditures:

				Quarters Ended
	Fiscal year
				May 3, 2014	May 4, 2013
(In millions)	2013	2012	2011

New and relocated stores and stores not yet opened(1)	$39	$42	$28	$9	$9
Existing stores	26	30	25	5	4
Information systems(2)	28	36	45	12	6
Corporate and other	19	16	11	5	3

	$112	$124	$109	$31	$22

(1)    In fiscal 2013, we incurred capital expenditures related to the opening of 54 Michaels stores, including the relocation of 14 Michaels stores. In fiscal 2012, we incurred capital expenditures related to the opening of 51 Michaels stores, including the relocation of 13 Michaels stores. In fiscal 2011, we incurred capital expenditures related to the opening of 40 Michaels stores, including the relocation of 15 Michaels stores. The average capital expenditure per store for fiscal 2013 was comparable to fiscal 2011. The increase in capital expenditures per store in fiscal 2012 is due mainly to an increase in leasehold improvements for three unique locations. Excluding those locations, the average per store is comparable for the three years presented. In the first three months of fiscal 2014, we incurred capital expenditures related to the opening of 13 Michaels stores, including the relocation of 5 Michaels stores.

(2)    Our fiscal 2013 information systems capital expenditures decreased from fiscal 2012 primarily due to 2012 projects not recurring in 2013, for systems to enhance manufacturing capabilities and for system infrastructure for Québec.

We capitalize and depreciate significant renewals or betterments that substantially extend the life of the asset. We also capitalize certain costs related to the acquisition and development of internal use software that is expected to benefit future periods. In fiscal 2013, fiscal 2012 and fiscal 2011, we capitalized payroll and consulting costs of approximately $39 million, $30 million and $34 million, respectively, related to our capital expenditures.

We currently estimate that our capital expenditures will be increased to approximately $150 million in fiscal 2014 as we plan to invest in the infrastructure necessary to support the further development of our business and continued growth. In fiscal 2014, we plan to open 40 to 45 stores, including 10 to 15 relocations. We expect our capital expenditures will be financed with cash from operating activities.

Cash flow from financing activities

Cash flow used in financing activities during the first quarter of fiscal 2014 was $19 million compared to cash flow provided by financing activities of $19 million during the first quarter of fiscal 2013. Cash flow used in financing activities for the first quarter of fiscal 2014 was impacted by $4 million of debt repayments, the repurchase of shares of Common Stock of the Company and changes in cash overdrafts. Cash flow provided by financing activities for the first three months of fiscal 2013 was impacted by the redemption of the $137 million of the 2016 Senior Subordinated Notes at a redemption price of 103.792%, or a total of $142 million, and net borrowings of $181 million under our Restated Revolving Credit Facility.

Cash used in financing activities was $154 million during fiscal 2013. Cash flow used in financing activities during fiscal 2012 was $490 million. Cash flow used in financing activities for fiscal 2013 was impacted by the repurchase of $137 million of the 2016 Senior Subordinated Notes at a redemption price of 103.792%, or a total of $142 million, and the repurchase of $256 million of the 2016 Senior Subordinated Notes at a redemption price of 101.896%, or a total of $261 million. MSI also made payments of $12 million under the Restated Term Loan Credit Facility. In addition, MSI issued $260 million of the 2020 Senior Subordinated Notes.

Additionally, on July 29, 2013, FinCo Holdings and FinCo Inc. issued the Holdco Notes. The Holdco Notes were issued in a private transaction, at 100.00% of face value, resulting in net proceeds of approximately $783 million. FinCo Holdings distributed the net proceeds to The Michaels Companies, Inc. and the proceeds were used to fund a one-time cash dividend, distribution and other payments to the Company's equity and equity-award holders and pay related fees and expenses.

Cash flow used in financing activities for fiscal 2012 was impacted by the $1,996 million prepayment of the Senior Secured Term Loan Facility and borrowings under our Restated Term Loan Credit Facility of $1,640 million. In addition, we issued $200 million of additional 2018 Senior Notes at a premium, for which we received $213 million. Finally, we made the $127 million applicable high yield discount obligation ("AHYDO") payment on the Subordinated Discount Notes (as defined below) during fiscal 2012 and redeemed the remaining $180 million of outstanding Subordinated Discount Notes, for which we paid an $8 million premium.

Cash flow used in financing activities for fiscal 2011 was impacted by the repurchases of $163 million face value, or $155 million accreted value, of the Subordinated Discount Notes and $7 million face value of the 2016 Senior Subordinated Notes, for which we paid $7 million in purchase premiums. We also made a voluntary prepayment of $50 million on the Senior Secured Term Loan Facility during the first quarter of fiscal 2011.

Debt

We currently have outstanding indebtedness consisting of 2018 Senior Notes, 2020 Senior Subordinated Notes and Holdco Notes, as well as the Restated Term Loan Credit Facility and the Restated Revolving Credit Facility. The borrowings under the Restated Revolving Credit Facility are influenced by a number of factors as more fully described below.

On June 16, 2014, MSI and its subsidiaries that are guarantors under the indenture governing the 2020 Senior Subordinated Notes issued an additional $250,000,000 in aggregate principal amount of Additional 2020 Senior Subordinated Notes. We intend to use the net proceeds of the Additional 2020 Senior Subordinated Notes to redeem a portion of the outstanding 2018 Senior Notes, to pay the applicable make-whole premium and accrued and unpaid interest thereon to, but not including, the applicable redemption date and to pay related fees and expenses.

In addition, on June 6, 2014, MSI priced an additional $850 million in aggregate principal amount of the Incremental Term Loans that mature in January 2020. On June 10, 2014, MSI entered into an amendment to its Amended Credit Agreement to effect the Incremental Term Loans (the "First Amendment"). The closing of the First Amendment and funding of the Incremental Term Loans will be subject to, and concurrent with, the closing of this offering. We intend to use the net proceeds of the Incremental Term Loans to redeem the remaining outstanding 2018 Senior Notes that are not redeemed with the net proceeds of the Additional 2020 Senior Subordinated Notes.

For further discussion, see "Prospectus summary—Recent developments."

Notes

On October 31, 2006, we issued (i) $750 million in principal amount of 2014 Senior Notes; (ii) $400 million in principal amount of 2016 Senior Subordinated Notes; and (iii) $469 million in principal amount at maturity of Subordinated Discount Notes. During the third quarter of fiscal 2010, we retired the 2014 Senior Notes and issued $800 million of 2018 Senior Notes at a discounted price of 99.262% of face value, resulting in an effective interest rate of 7 7/8%. On September 27, 2012, we issued an additional $200 million principal amount of 2018 Senior Notes (the "Additional Senior Notes"), at a premium of 106.25% of face value, resulting in an effective interest rate of 6 1/2%. On February 27, 2013, we redeemed $137 million in aggregate principal amount of our 2016 Senior Subordinated Notes at a redemption price equal to 103.792%. On July 29, 2013, we issued $800 million in principal amount of 7.50%/8.25% Senior PIK Toggle Notes that mature August 1, 2018. On December 19, 2013, we issued $260 million in principal amount of 5 7/8% Senior Subordinated Notes that mature December 15, 2020. We used the net proceeds of these notes to redeem the outstanding 2016 Senior Subordinated Notes, to pay the applicable redemption premium and accrued and unpaid interest to, but not including, the applicable redemption date and to pay related fees and expenses. As of December 19, 2013, an aggregate principal amount of approximately $255 million of 2016 Senior Subordinated Notes remained outstanding. The 2016 Senior Subordinated Notes were redeemed on January 21, 2014, and our obligations under the 2016 Senior Subordinated Notes Indenture were discharged.

The Holdco Notes are not guaranteed by us or any of our subsidiaries, but the indenture governing the Holdco Notes contains restrictive covenants that apply to FinCo Holdings and its restricted subsidiaries, including Holdings, MSI and their subsidiaries.

Interest on the 2018 Senior Notes is payable semi-annually in arrears on each May 1 and November 1. Interest on the 2020 Senior Subordinated Notes is payable semi-annually in arrears on each June 15 and December 15, commencing on June 15, 2014, with respect to the 2020 Senior Subordinated Notes issued on December 19, 2013, and December 15, 2014, with respect to the Additional 2020 Senior Subordinated Notes. Interest on the Holdco Notes is payable semi-annually in arrears on each February 1 and August 1. If interest on the Holdco Notes is paid in cash, annual interest payments will total $60 million, at a rate of 7.50% per annum, or a total of approximately $300 million from July 29, 2013 until August 1, 2018, the maturity date. If interest on the Holdco Notes is paid in-kind by increasing the principal amount of the

Holdco Notes, or by issuing new Holdco Notes, the interest rate is 8.25% per annum, which is the cash interest rate plus 75 basis points.

Beginning on November 1, 2011, cash interest began accruing on the Subordinated Discount Notes and was payable semi-annually in arrears on each May 1 and November 1 (the first cash interest payment was May 1, 2012). On May 1, 2012, as required pursuant to the indenture ("Subordinated Discount Notes Indenture") governing its Subordinated Discount Notes, MSI redeemed that portion of each Subordinated Discount Note outstanding on such date equal to the amount sufficient, but not in excess of the amount necessary, to ensure that such Subordinated Discount Note would not be an AHYDO instrument within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended (the "Code") (the "AHYDO Amount"). These redemptions were at a price equal to 100% of the Accreted Value (as defined in the Subordinated Discount Notes Indenture) of such portion as of the date of redemption. The aggregate payment of $127 million made on May 1, 2012, was required to ensure the Subordinated Discount Notes would not be AHYDO instruments. On October 1, 2012, MSI delivered to the holders of its outstanding Subordinated Discount Notes an irrevocable notice of redemption relating to the redemption of all of its outstanding Subordinated Discount Notes. On November 1, 2012, MSI redeemed a portion of the Subordinated Discount Notes equal to the AHYDO Amount at a redemption price equal to 100% and the remaining Subordinated Discount Notes at a redemption price equal to 104.333%.

The 2018 Senior Notes are guaranteed, jointly and severally, fully and unconditionally, on an unsecured senior basis, and the 2020 Senior Subordinated Notes are guaranteed, jointly and severally, fully and unconditionally, on an unsecured senior subordinated basis, in each case, by each of MSI's subsidiaries (each of which is directly or indirectly owned 100% by MSI) that guarantees indebtedness under MSI's Senior Secured Credit Facilities.

The indentures governing the 2018 Senior Notes and 2020 Senior Subordinated Notes contain covenants limiting, among other things, MSI's ability, and the ability of MSI's restricted subsidiaries, to:

•
incur or guarantee additional debt

•
pay dividends or distributions on MSI's capital stock or repurchase MSI's capital stock or prepay debt that is subordinated to the 2018 Senior Notes and 2020 Senior Subordinated Notes, respectively

•
issue stock of subsidiaries

•
make certain investments, loans, advances and acquisitions

•
create liens on MSI's and such subsidiaries' assets to secure debt

•
enter into transactions with affiliates

•
merge or consolidate with another company

•
sell or otherwise transfer assets

The indenture governing the Holdco Notes contains restrictive covenants and events of default substantially similar to, but less restrictive than, those of the 2018 Senior Notes and 2020 Senior Subordinated Notes described above, which restrict FinCo Holdings and its restricted subsidiaries, including Holdings, MSI and their subsidiaries.

Restated Revolving Credit Facility

On February 18, 2010, MSI entered into an agreement to amend and restate various terms of the then existing asset-based Revolving Credit Facility, dated as of October 31, 2006 (as so amended and restated, the "senior secured asset-based Revolving Credit Facility"). On September 17, 2012, MSI entered into a second amended and restated credit agreement (the "Restated Credit Agreement") with Wells Fargo Bank, National Association ("Wells Fargo") and other lenders to amend various terms of its senior secured asset-based Revolving Credit Facility. On June 6, 2014, MSI amended its Restated Credit Agreement to, among other things, permit the incurrence of the Incremental Term Loans and refinancing of the 2018 Senior Notes with the net proceeds of the Additional 2020 Senior Subordinated Notes and the Incremental Term Loans. The Restated Credit Agreement, as amended, together with related security, guarantee and other agreements, is referred to as the "Restated Revolving Credit Facility".

The Restated Revolving Credit Facility provides for senior secured financing of up to $650 million, subject to a borrowing base, maturing on September 17, 2017 (the "ABL Maturity Date"). The borrowing base under the Restated Revolving Credit Facility equals the sum of (i) 90% of eligible credit card receivables and debit card receivables, plus (ii) 90% of the appraised net orderly liquidation value of eligible inventory, plus (iii) the lesser of (x) 90% of the appraised net orderly liquidation value of inventory supported by eligible letters of credit and (y) 90% of the face amount of eligible letters of credit, minus (iv) certain reserves.

The Restated Revolving Credit Facility provides MSI with the right to request up to $200 million of additional commitments under the Restated Revolving Credit Facility. The lenders under the Restated Revolving Credit Facility will not be under any obligation to provide any such additional commitments, and any increase in commitments is subject to customary conditions precedent. If MSI were to request any such additional commitments, and the existing lenders or new lenders were to agree to provide such commitments, the facility size could be increased to up to $850 million, but MSI's ability to borrow under the Restated Revolving Credit Facility would still be limited by the borrowing base.

Borrowings under the Restated Revolving Credit Facility bear interest at a rate per annum equal to, at MSI's option, either (a) a base rate determined by reference to the highest of (1) the prime rate of Wells Fargo, (2) the federal funds effective rate plus 0.50% and (3) LIBOR subject to certain adjustments plus 1.00% or (b) a LIBOR subject to certain adjustments, in each case plus an applicable margin. The initial applicable margin is (a) 0.75% for prime rate borrowings and 1.75% for LIBOR borrowings. The applicable margin is subject to adjustment each fiscal quarter based on the excess availability under the Restated Revolving Credit Facility. Same-day borrowings bear interest at the base rate plus the applicable margin.

MSI is required to pay a commitment fee on the unutilized commitments under the Restated Revolving Credit Facility, which initially is 0.375% per annum. The commitment fee is subject to adjustment each fiscal quarter. If average daily excess availability is less than or equal to 50% of the total commitments, the commitment fee will be 0.25% per annum, and if average daily excess availability is greater than 50% of the total commitments, the commitment fee will be 0.375%. In addition, MSI must pay customary letter of credit fees and agency fees.

All obligations under the Restated Revolving Credit Facility are unconditionally guaranteed jointly and severally by Holdings and all of MSI's existing domestic material subsidiaries and are required to be guaranteed by certain of MSI's future domestic wholly-owned material subsidiaries (the "Subsidiary Guarantors"). All obligations under the Restated Revolving Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of Holdings, MSI and the Subsidiary Guarantors, including:

•
first-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by Holdings, MSI or the Subsidiary Guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges and debit card charges for sales of inventory by Holdings, MSI and the Subsidiary Guarantors, and certain related assets and proceeds of the foregoing;

•
second-priority pledge of all of MSI's capital stock and the capital stock held directly by MSI and the Subsidiary Guarantors (which pledge, in the case of the capital stock of any foreign subsidiary, is limited to 65% of the voting stock of such foreign subsidiary and 100% of the non-voting stock of such subsidiary); and

•
second-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of Holdings, MSI and each Subsidiary Guarantor, including substantially all of MSI's and its subsidiaries' owned real property and equipment.

If, at any time, the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Restated Revolving Credit Facility exceeds the lesser of (i) the commitment amount and (ii) the borrowing base (the "Loan Cap"), MSI will be required to repay outstanding loans and cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If excess availability under the Restated Revolving Credit Facility is less than (i) 12.5% of the Loan Cap for five consecutive business days, or (ii) $65 million at any time, or if certain events of default have occurred, MSI will be required to repay outstanding loans and cash collateralize letters of credit with the cash it is required to deposit daily in a collection account maintained with the agent under the Restated Revolving Credit Facility. Excess availability under the Restated Revolving Credit Facility means the Loan Cap minus the outstanding credit extensions. MSI may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary breakage costs with respect to London Interbank Offered Rate ("LIBOR") loans. There is no scheduled amortization under the Restated Revolving Credit Facility; the principal amount of the loans outstanding is due and payable in full on the ABL Maturity Date.

From the time when MSI has excess availability less than the greater of (a) 10% of the Loan Cap and (b) $50 million, until the time when we have excess availability greater than the greater of (a) 10% of the Loan Cap and (b) $50 million for 30 consecutive days, the Restated Revolving Credit Facility will require MSI to maintain a consolidated fixed charge coverage ratio of at least 1.0 to 1.0. The Restated Revolving Credit Facility also contains certain customary representations and warranties, affirmative covenants and provisions relating to events of default (including change of control and cross-default to material indebtedness).

As of May 3, 2014, the borrowing base was $650 million, of which we had no outstanding borrowings, $61 million of outstanding standby letters of credit and $589 million of unused borrowing capacity.

Restated Term Loan Credit Facility

On October 31, 2006, MSI executed a $2.4 billion senior secured term loan facility (the "Senior Secured Term Loan Facility") with Deutsche Bank AG New York Branch ("Deutsche Bank") and other lenders. The full amount was borrowed on October 31, 2006, with the balance payable on October 31, 2013. On November 5, 2009, and December 15, 2011, MSI amended the Senior Secured Term Loan Facility to extend

$1.0 billion and $619 million, respectively, of existing term loans (the "B-2 Term Loans" and "B-3 Term Loans", respectively) to July 31, 2016, with the remaining $501 million of existing term loans (the "B-1 Term Loans") keeping the original maturity date of October 31, 2013. During fiscal 2012, MSI prepaid the $501 million of outstanding B-1 Term Loans.

On January 28, 2013, MSI entered into an amended and restated credit agreement (the "Amended Credit Agreement") with Deutsche Bank and other lenders to amend various terms of the Senior Secured Term Loan Facility, as amended. On June 10, 2014, MSI entered into an amendment to its Amended Credit Agreement to effect the Incremental Term Loans (the "First Amendment"). The Amended Credit Agreement (as amended by the First Amendment), together with related security, guarantee and other agreements, is referred to as the "Restated Term Loan Credit Facility."

The Restated Term Loan Credit Facility provides for senior secured financing of $1,640 million. MSI has the right under the Restated Term Loan Credit Facility to request additional term loans in an aggregate amount of up to (a) $500 million and (b) at MSI's option, an amount of term loans so long as MSI's Consolidated Secured Debt Ratio (as defined in the Amended Credit Agreement) is no more than 3.25 to 1.00 on a pro forma basis as of the last day of the most recently-ended four fiscal quarter-period for which internal financial statements are available. The lenders under the Restated Term Loan Credit Facility will not be under any obligation to provide any such additional term loans, and the incurrence of any additional term loans is subject to customary conditions precedent. On June 6, 2014, MSI priced an additional $850 million in aggregate principal amount of the Incremental Term Loans. The closing of the First Amendment and the funding of the Incremental Term Loans will be subject to, and concurrent with, the closing of this offering.

Borrowings under the Restated Term Loan Credit Facility bear interest at a rate per annum equal to, at MSI's option, either (a) a base rate determined by reference to the highest of (1) the prime rate of Deutsche Bank, (2) the federal funds effective rate plus 1/2 of 1% and (3) LIBOR, subject to certain adjustments and a 1% floor, plus 1%, or (b) LIBOR, subject to certain adjustments and a 1% floor, in each case plus an applicable margin. The applicable margin is 1.75% (and will be 2.00%, with respect to the Incremental Term Loans) with respect to base rate borrowings and 2.75% (and will be 3.00%, with respect to Incremental Term Loans) with respect to LIBOR borrowings. In addition, the applicable margin is subject to a 0.25% decrease based on MSI's Consolidated Secured Debt Ratio, but such decrease will not apply to the Incremental Term Loans.

The Restated Term Loan Credit Facility requires MSI to prepay outstanding term loans with (x) 100% of the net proceeds of any debt issued by MSI or its subsidiaries (with exceptions for certain debt permitted to be incurred under the Restated Term Loan Credit Facility) and (y) 50% (which percentage will be reduced to 25% if MSI's Consolidated Total Leverage Ratio (as defined in the Amended Credit Agreement) is less than 6.00:1.00 and will be reduced to 0% if MSI's Consolidated Total Leverage Ratio is less than 5.00:1.00) of MSI's annual Excess Cash Flow (as defined in the Amended Credit Agreement).

MSI must offer to prepay outstanding term loans at 100% of the principal amount to be prepaid, plus accrued and unpaid interest, with the proceeds of certain asset sales or casualty events under certain circumstances.

MSI may voluntarily prepay outstanding loans under the Restated Term Loan Credit Facility at any time without premium or penalty other than customary "breakage" costs with respect to LIBOR loans.

MSI is required to make scheduled quarterly payments, each equal to 0.25% of the original principal amount of the term loans, subject to adjustments relating to the incurrence of additional term loans under the Restated Term Loan Credit Facility, for the first six years and three quarters, with the balance paid on January 28, 2020 (the "Maturity Date"); provided, however, that the Maturity Date of the term loans will automatically become July 28, 2018, if as of July 28, 2018, (i) the Consolidated Secured Debt Ratio is greater than 3.25:1.00 and (ii) the then aggregate outstanding principal amount of MSI's 2018 Senior Notes (and certain refinancings thereof requiring principal payments prior to April 28, 2020) exceeds $250 million. Upon the redemption in full of the 2018 Senior Notes with the net proceeds of the issuance of the Additional 2020 Senior Subordinated Notes and the incurrence of the Incremental Term Loans, we expect that the Maturity Date will remain January 28, 2020.

All obligations under the Restated Term Loan Credit Facility are unconditionally guaranteed by Holdings, and each of MSI's wholly-owned domestic subsidiaries that guarantees obligations under the Restated Revolving Credit Facility. All obligations under the Restated Term Loan Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of Holdings, MSI and the Subsidiary Guarantors, including:

•
a first-priority pledge of MSI's capital stock and all of the capital stock held directly by MSI and the Subsidiary Guarantors (which pledge, in the case of any foreign subsidiary, is limited to 65% of the voting stock of such foreign subsidiary and 100% of the non-voting stock of such subsidiary);

•
a first-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of Holdings, MSI and each Subsidiary Guarantor, including substantially all of MSI's and MSI's subsidiaries' owned real property and equipment, but excluding, among other things, the collateral described in the following bullet point; and

•
a second-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by Holdings, MSI or the Subsidiary Guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges and debit card charges for sales of inventory by Holdings, MSI and the Subsidiary Guarantors, and certain related assets and proceeds of the foregoing.

The Restated Term Loan Credit Facility contains a number of negative covenants that are substantially similar to, but more restrictive in certain respects than, those governing the 2018 Senior Notes and the 2020 Senior Subordinated Notes, as well as certain other customary representations and warranties, affirmative and negative covenants and events of default.

The proceeds of the Restated Term Loan Credit Facility were used, among other things, to (i) prepay an aggregate principal amount of $876 million of the Company's B-2 Term Loans and $619 million of the Company's B-3 Term Loans under the Senior Secured Term Loan Facility and (ii) fund the redemption and related fees, on February 27, 2013, of an aggregate principal amount of $137 million of the 2016 Senior Subordinated Notes pursuant to a notice of redemption issued to the holders of such notes on January 28, 2013. We intend to use the net proceeds of the Incremental Term Loans to redeem the remaining outstanding 2018 Senior Notes that are not redeemed with the net proceeds of the Additional 2020 Senior Subordinated Notes.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject, in the case of Holdings, MSI and FinCo Holdings and their subsidiaries, to the restrictions contained in our Senior Secured Credit Facilities and the indentures governing our notes. In addition, our Senior Secured Credit Facilities and indentures governing our notes do not restrict our owners from creating new holding companies that may be able to incur indebtedness without regard to the restrictions set forth in our Senior

Secured Credit Facilities and the indentures governing our notes. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

Off-balance sheet arrangements

We have no off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K. We do not typically enter into off-balance sheet arrangements, except for arrangements related to operating lease commitments, service contract commitments and trade letters of credit, as disclosed in the contractual obligations table below. Neither we nor our subsidiaries typically guarantee the obligations of unrelated parties.

Contractual obligations

All of our significant contractual obligations are recorded on our Consolidated Balance Sheets or disclosed in our Notes to our Consolidated Financial Statements for the year ended February 1, 2014.

As of February 1, 2014, our contractual obligations were as follows:

	Payments Due By Fiscal Year
(In millions)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years

The Michaels Companies, Inc.
Operating lease commitments(1)	$1,794	$390	$637	$417	$350
Other commitments(2)	95	59	36	—	—
Total debt(3)	3,688	16	33	3,379	260
Interest payments(4)	1,072	216	430	395	31

	$6,649	$681	$1,136	$4,191	$641

Michaels Stores, Inc.
Operating lease commitments(1)	$1,794	$390	$637	$417	$350
Other commitments(2)	95	59	36	—	—
Total debt(3)	2,888	16	33	2,579	260
Interest payments(4)	772	156	310	275	31

	$5,549	$621	$1,016	$3,271	$641

(1)    Our operating lease commitments generally include non-cancelable leases for property and equipment used in our operations. Excluded from our operating lease commitments are amounts related to insurance, taxes, and common area maintenance associated with property and equipment. Such amounts historically represented approximately 31% of the total lease obligation over the previous three fiscal years.

(2)    Other commitments include trade letters of credit and service contract obligations. Our service contract obligations were calculated based on the time period remaining in the contract or to the earliest possible date of termination, if permitted to be terminated by us upon notice, whichever is shorter.

(3)    Included in Total debt is $9 million of unamortized premium and $3 million of unamortized discount on the 2018 Senior Notes, which has not been recognized as of February 1, 2014. See Note 5 to our Consolidated Financial Statements for the year ended February 1, 2014.

(4)   Debt associated with our Restated Term Loan Credit Facility was $1,628 million at February 1, 2014, and is subject to variable interest rates. The amounts included in interest payments in the table for the Restated Term Loan Credit Facility were based on the indexed interest rate in effect at February 1, 2014. Approximately $2,060 million of debt was subject to fixed interest rates. We had no outstanding borrowings under our Restated Revolving Credit Facility at February 1, 2014 or at May 3, 2014. Under our Restated Revolving Credit Facility, we are required to pay a commitment fee of 0.375% per year on the unutilized commitments, subject to an adjustment each fiscal quarter. The amounts included in interest payments for the Restated Revolving Credit Facility were based on these annual commitment fees.

Additional information regarding our long term debt and commitments and contingencies is provided in Notes 5 and 12 to our Consolidated Financial Statements for the year ended February 1, 2014 and Notes 3 and 7 to our Consolidated Financial Statements for the quarter ended May 3, 2014.

Recent accounting pronouncement

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)," and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period and is to be applied retrospectively, with early application not permitted. We are evaluating the new standard, but do not, at this time, anticipate a material impact to the financial statements once implemented.

Quantitative and qualitative disclosures about market risk

We are exposed to fluctuations in exchange rates between the U.S. and Canadian dollar, which is the functional currency of our Canadian subsidiaries. Our sales, costs and expenses of our Canadian subsidiaries, when translated into U.S. dollars, can fluctuate due to exchange rate movement. As of May 3, 2014, a 10% increase or decrease in the exchange rate of the U.S. and Canadian dollar would increase or decrease quarterly Net income for the quarter ended May 3, 2014 by approximately $1 million.

We do not believe inflation and changing commodity prices have had a material impact on our Net sales, income from continuing operations, plans for expansion or other capital expenditures for any year during the three-year period ended February 1, 2014 or the quarter ended May 3, 2014. However, we cannot be sure inflation and changing commodity prices will not have an adverse impact on our operating results, financial condition, plans for expansion or other capital expenditures in future periods.

We have market risk exposure arising from changes in interest rates on our Senior Secured Credit Facilities. See "Liquidity and Capital Resources" for further detail. The interest rates on our Senior Secured Credit Facilities will reprice periodically, which will impact our earnings and cash flow. The interest rates on our 2018 Senior Notes, 2020 Senior Subordinated Notes and Holdco Notes are fixed. Based on our overall interest rate exposure to variable rate debt outstanding as of May 3, 2014, a 1% increase or decrease in interest rates would increase or decrease Income before income taxes by approximately $16 million. A 1% increase or decrease in interest rates would impact the fair value of our long-term fixed rate debt by approximately $14 million. A change in interest rates would not materially affect the fair value of our variable rate debt as the debt reprices periodically.

We invest cash balances in excess of operating requirements primarily in money market mutual funds and short-term interest-bearing securities, generally with maturities of 90 days or less. Due to the short-term nature of our investments, the fair value of our cash and equivalents at May 3, 2014, approximated carrying value.

Business

The following discussion, as well as other portions of this prospectus, contains forward-looking statements that reflect our plans, estimates, and beliefs. Any statements contained herein (including, but not limited to, statements to the effect that Michaels or its management "anticipates", "plans", "estimates", "expects", "believes", and other similar expressions) that are not statements of historical fact should be considered forward-looking statements. Our actual results could materially differ from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, and particularly in "Risk Factors", "Cautionary Note Regarding Forward-Looking Statements", and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

General

With over $4.5 billion in sales in fiscal 2013, the Company, together with its subsidiaries, is the largest arts and crafts specialty retailer in North America (based on store count) providing materials, project ideas and education for creative activities. Our mission is to inspire and enable customer creativity, create a fun and rewarding place to work, foster meaningful connections with our communities and lead the industry in growth and innovation. With crafting classes, store events, project sheets, store displays, mobile applications and online videos, we offer a shopping experience that can inspire creativity and confidence in our customers' artistic abilities.

As of May 31, 2014, we operate 1,145 Michaels retail stores in 49 states, as well as in Canada, with approximately 18,000 average square feet of selling space per store. We also operate 118 Aaron Brothers stores in nine states, with approximately 5,600 average square feet of selling space per store, offering photo frames, a full line of ready-made frames, custom framing services, and a wide selection of art supplies.

We were incorporated in Delaware in July 2013 in connection with the Reorganization of MSI into a holding company structure. MSI was incorporated in Delaware in 1983 and is headquartered in Irving, Texas. On October 31, 2006, substantially all of the common stock of MSI was acquired through the Merger by the Sponsors, with certain shares retained by investment funds managed by Highfields (then-existing shareholders of MSI). As a result of the Merger and the Reorganization, Michaels Holdings LLC, an entity controlled by the Sponsors, currently owns approximately 93% of our outstanding Common Stock.

Merchandising

Each Michaels store offers approximately 36,000 basic SKUs in a number of product categories. The following table shows a breakdown of sales for Michaels stores by department as a percentage of total Net sales:

	Fiscal year
	2013	2012	2011

General crafts	53%	51%	52%
Home décor and seasonal	20	21	20
Framing	17	17	17
Scrapbooking	10	11	11

	100%	100%	100%

We have a product design team focused on quality, innovation and cost mitigation. Our infrastructure and internal product development and global sourcing team position us to continue delivering a differentiated level of innovation, quality and value to our customers. Our global sourcing network allows us to control new product introductions, maintain quality standards, monitor delivery times, and manage product costs and inventory levels in order to enhance profitability.

We continue to search for ways to leverage our position as a market leader by establishing strategic partnerships and exclusive product relationships to provide our customers with exciting merchandise. During fiscal 2013, we partnered with popular celebrities and brands such as Cake Boss, Craftsy, Disney, Crayola, Martha Stewart Crafts and Rainbow Loom. For the remainder of fiscal 2014, we will explore opportunities to form future partnerships and exclusive product associations.

We routinely identify merchandise that requires some price reduction to accelerate sales of the product. The need for this reduction is generally attributable to clearance of seasonal merchandise or product to be displaced from its assigned location in the store to make room for new merchandise. Additional SKUs considered for repricing are identified using our perpetual inventory data. In each case, the appropriate repricing is determined at our corporate support center office. Price changes are transmitted electronically to the store and instructions are provided to our stores regarding product placement, signage and display to ensure the product is effectively cleared.

Our Aaron Brothers stores offer on average approximately 6,900 SKUs, including photo frames, a full line of ready-made frames, art prints, framed art, art supplies and custom framing services. The merchandising strategy for our Aaron Brothers stores is to provide a unique, upscale framing assortment in an appealing environment with attentive customer service.

Seasonality

Our business is highly seasonal, with higher sales in the third and fourth fiscal quarters. Our fourth quarter, which includes the Christmas selling season, has on average accounted for approximately 34% of our Net sales and approximately 46% of our Operating income.

Purchasing and inventory management

We purchase merchandise from approximately 600 vendors through our wholly-owned subsidiary, Michaels Stores Procurement Company. We believe our buying power and ability to make centralized purchases enable us to acquire products on favorable terms. Centralized merchandising management teams negotiate with vendors in an attempt to obtain the lowest net merchandise costs and to improve product mix and inventory levels. In fiscal 2013, one sourcing agent supplied approximately 13% of our purchases, with no other vendor or sourcing agent accounting for more than 10% of total purchases.

In addition to purchasing from outside vendors, our Michaels and Aaron Brothers stores purchase custom frames, framing supplies and mats from our framing operation, Artistree, which consists of a manufacturing facility and four regional processing centers to support our retail stores. These intercompany transactions are eliminated in consolidation.

Substantially all of the products sold in Michaels stores are manufactured in Asia and North America. Goods manufactured in Asia generally require long lead times and are ordered four to six months in advance of delivery. Those products are either imported directly by us or acquired from distributors based in the U.S., and purchase prices are denominated in U.S. dollars.

Our automated replenishment system uses perpetual inventory records to analyze individual store/SKU on-hand quantities, as well as other pertinent information such as sales forecasts, seasonal selling patterns, promotional events, and vendor lead times, to generate recommended merchandise reorder information. These recommended orders are reviewed daily and purchase orders are delivered electronically to our vendors and our distribution centers. In addition to improving our store in-stock position, these systems enable us to better forecast merchandise ordering quantities for our vendors and give us the ability to identify, order and replenish the stores' merchandise using less store associate labor. These systems also allow us to react more quickly to selling trends and allow our store associates to devote more time to customer service, thereby improving inventory productivity and sales opportunities.

Artistree

We currently operate a vertically integrated framing operation leveraging Artistree, our wholly-owned manufacturing subsidiary, across our Michaels and Aaron Brothers store networks. Artistree supplies precut mats and high quality custom framing merchandise. We believe Artistree provides a competitive advantage to our Michaels and Aaron Brothers stores and gives us quality control over the entire process.

Our moulding manufacturing plant, located in Kernersville, North Carolina, converts lumber into finished frame moulding and supplies the finished frame moulding to our regional processing centers for custom framing orders for our stores. We manufacture approximately 35% of the moulding we process, import approximately 40% from quality manufacturers in Indonesia, Malaysia, China, and Italy, and purchase the balance from distributors. We directly source metal moulding for processing in our regional centers. The custom framing orders are processed (frames cut and joined, along with cutting mats and foamboard backing) and shipped to our stores where the custom frame order is completed for customer pick-up.

During fiscal 2013, we operated four regional processing centers in City of Industry, California; Coppell, Texas; Kernersville, North Carolina; and Mississauga, Ontario. Our precut mats and custom frame supplies are packaged and distributed out of our Coppell regional processing center. Combined, these facilities occupy approximately 538,000 square feet and, in fiscal 2013, processed approximately 30 million linear feet of frame moulding and approximately 5 million individually custom cut mats for our Michaels and Aaron Brothers stores.

In July 2012, we completed the implementation of a modified pricing and promotion cadence for our custom framing business. The program establishes a rotational collection cadence to limit the percentage of days that custom framing SKUs are on promotion, to more fully comply with regulatory requirements in various jurisdictions. The program is generally the same as that approved for the Company by the Attorney General for the State of New York. Based on results of this implementation in New York and other jurisdictions, we do not believe that this pricing and promotion cadence has had a material impact on our results of operations.

Distribution

We currently operate a distribution network through our wholly-owned subsidiary, Michaels Stores Procurement Company, to supply our stores with merchandise. Approximately 90% of Michaels stores' merchandise receipts are shipped through the distribution network with the remainder shipped directly from vendors to stores. Approximately 55% of Aaron Brothers stores' merchandise is shipped through the distribution network with the remainder shipped directly from vendors. Our seven distribution centers are located in California, Florida, Illinois, Pennsylvania, Texas, and Washington. In addition, we utilize a third party warehouse to store and supply our seasonal merchandise in preparation for the holiday season, as well as a third party fulfillment center for our e-commerce merchandise.

Michaels stores generally receive deliveries from the distribution centers weekly through a transportation network using a dedicated fleet of trucks and contract carriers. Aaron Brothers stores generally receive merchandise on a biweekly basis from a dedicated 174,000 square foot distribution center located in the Los Angeles, California area.

Store expansion and relocation

The following table shows our total store growth for the last five years and the first quarter of 2014:

	Quarter Ended
		Fiscal Year
	May 3, 2014
		2013	2012	2011	2010	2009

Michaels stores:
Retail stores open at beginning of period	1,136	1,099	1,064	1,045	1,023	1,009
Retail stores opened during the period	8	40	38	25	23	18
Retail stores opened relocations during the period	5	14	13	15	10	5
Retail stores closed during the period	—	(3)	(3)	(6)	(1)	(4)
Retail stores closed relocations during the period	(5)	(14)	(13)	(15)	(10)	(5)

Retail stores open at end of period	1,144	1,136	1,099	1,064	1,045	1,023
Aaron Brothers stores:
Retail stores open at beginning of period	121	125	134	137	152	161
Retail stores opened during the period	—	—	—	—	—	—
Retail stores opened relocations during the period	—	2	—	—	—	—
Retail stores closed during the period	(3)	(5)	(8)	(3)	(15)	(9)
Retail stores closed relocations during the period	—	(1)	(1)	—	—	—

Retail stores open at end of period	118	121	125	134	137	152

Total store count at end of period	1,262	1,257	1,224	1,198	1,182	1,175

We believe, based on an internal real estate and market penetration study of Michaels stores, that the combined U.S. and Canadian markets can support approximately 1,500 Michaels stores. We plan to open 40 to 45 Michaels stores in fiscal 2014. Included in these openings are relocations of 10 to 15 Michaels stores. We continue to pursue a store relocation program to improve the real estate location quality and performance of our store base. During fiscal 2014, we anticipate opening up to 5 Aaron Brothers stores. During 2014, we also plan to close up to 5 Michaels stores and up to 10 Aaron Brothers stores. Many of our store closings are stores that have reached the end of their lease term. We believe our ongoing store evaluation process results in strong performance across our store base.

We have developed a standardized procedure to allow for the efficient opening of new stores and their integration into our information and distribution systems. We develop the floor plan and merchandise layout and organize the advertising and promotions in connection with the opening of each new store. In addition, we maintain qualified store opening teams to provide new store associates with store training.

Our new store operating model, which is based on historical store performance, assumes a target store size of approximately 18,000 selling square feet. Our fiscal 2013 average initial net investment, which varies by site and specific store characteristics, is approximately $1.2 million per store and consists of store build-out costs (net of tenant improvement allowances), pre-opening expenses and average first year inventory (net of payables).

Competition

We are the largest arts and crafts specialty retailer in North America based on store count. The market we compete in is highly fragmented, including stores across the nation operated primarily by small, independent retailers along with a few regional and national chains. We believe customers choose where to shop based upon store location, breadth of selection, price, quality of merchandise, availability of product, and customer service. We compete with many different types of retailers and classify our competition within the following categories:

•
Mass merchandisers.  This category includes companies such as Wal-Mart Stores, Inc., Target Corporation, and other mass merchandisers. These retailers typically dedicate only a small portion of their selling space to a limited selection of home décor, arts and crafts supplies, and seasonal merchandise, but they do seek to capitalize on the latest trends by stocking products that are complimentary to those trends and their current merchandise offerings. These mass merchandisers generally have limited customer service staffs with minimal amounts of experience in crafting projects.

•
Multi-store chains.  This category includes several multi-store chains, each operating more than 100 stores, and comprises: Hobby Lobby Stores, Inc., which operates approximately 620 stores in 47 states; Jo-Ann Stores, Inc., which operates approximately 790 stores in 49 states; and A.C. Moore Arts & Crafts, Inc., which operates approximately 140 stores primarily in the Eastern United States. We believe all of these chains are significantly smaller than Michaels with respect to Net sales.

•
Small, local specialty retailers.  This category includes local independent arts and crafts retailers and custom framing shops. Typically, these are single-store operations managed by the owner. These stores generally have limited resources for advertising, purchasing, and distribution. Many of these stores have established a loyal customer base within a given community and compete based on relationships and customer service.

•
Internet.  This category includes all internet-based retailers that sell arts and crafts merchandise, completed projects and custom framing online. Our Internet competition is inclusive of those companies discussed in the categories above, as well as others that may only sell products online. These retailers provide consumers with the ability to more easily search and compare products and prices compared to visiting a physical store. These sellers generally offer a wide variety of products but do not offer product expertise or project advice.

Foreign sales

All of our current international business is in Canada, which accounted for approximately 10% of total sales in both fiscal 2013 and fiscal 2012 and 9% of total sales in fiscal 2011. During the last three years, less than 8% of our assets have been located outside of the U.S. See Note 14 and Note 8 to our Consolidated Financial Statements for the periods ended February 1, 2014 and May 3, 2014, respectively, for Net sales and assets by country.

Trademarks and service marks

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business, including "Aaron Brothers," "Artistree," "Michaels," "Michaels the Arts and Crafts Store," "Recollections," "Where Creativity Happens," and the stylized Michaels logo. We have registered our primary private brands including Artist's Loft, ArtMinds, Celebrate It, Creatology, Craft Smart, imagin8, Recollections, Loops & Threads, MiDesign@Michaels, Studio Décor, Bead Landing and

Ashland, and various sub-brands associated with these primary marks. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trademarks, service marks, trade names and domain names.

Employees

As of May 3, 2014, we employed approximately 50,200 associates, approximately 38,900 of whom were employed on a part-time basis. The number of part-time associates substantially increases during the Christmas selling season. Of our full-time associates, approximately 3,200 are engaged in various executive, operating, training, distribution, and administrative functions in our support center and division offices and distribution centers, and the remainder are engaged in store operations. None of our associates are subject to a collective bargaining agreement.

Legal proceedings

Employee claims

Rea claim

On September 15, 2011, MSI was served with a lawsuit filed in the California Superior Court in and for the County of Orange ("Superior Court") by four former store managers as a class action proceeding on behalf of themselves and certain former and current store managers employed by MSI in California. The lawsuit alleges that MSI improperly classified store managers as exempt employees and as such failed to pay all wages, overtime, waiting time penalties and failed to provide accurate wage statements. The lawsuit also alleges that the foregoing conduct was in breach of various laws, including California's unfair competition law. On December 3, 2013, the Superior Court entered an Order certifying a class of approximately 200 members. The Company subsequently successfully removed the case to the United States District Court for the Central District of California and on May 8, 2014, the class was de-certified. We believe we have meritorious defenses and intend to defend the lawsuits vigorously. We do not believe the resolution of the lawsuits will have a material effect on our Consolidated Financial Statements.

Consumer class action claims

Data security incident

Five putative class actions were filed against MSI relating to the recent Data Breach. The plaintiffs generally allege that MSI failed to secure and safeguard customers' private information including credit and debit card information and as such, breached an implied contract, violated the Illinois Consumer Fraud Act (and other states' similar laws) and are seeking damages including declaratory relief, actual damages, punitive damages, statutory damages, attorneys' fees, litigation costs, remedial action, pre and post judgment interest, and other relief as available. The cases are as follows: Christina Moyer v. Michaels Stores, Inc., was filed on January 27, 2014; Michael and Jessica Gouwens v. Michaels Stores, Inc. , was filed on January 29, 2014; Nancy Maize and Jessica Gordon v. Michaels Stores, Inc., was filed on February 21, 2014; and Daniel Ripes v. Michaels Stores, Inc., was filed on March 14, 2014. All four of these cases were filed in the United States District Court-Northern District of Illinois, Eastern Division. A case, Mary Jane Whalen v. Michaels Stores, Inc., was filed in the United States District Court for the Eastern District of New York on March 18, 2014, but was voluntarily dismissed by the plaintiff on April 11, 2014, without prejudice to her right to re-file a complaint. On April 16, 2014, an order was entered consolidating the current actions. We believe we have meritorious defenses and intend to defend these lawsuits vigorously.

In addition, payment card companies and associations may require us to reimburse them for unauthorized card charges and costs to replace cards and may also impose fines or penalties in connection with the Data Breach, and enforcement authorities may also impose fines or other remedies against us. We have also incurred other costs associated with the Data Breach, including legal fees, investigative fees, costs of communications with customers and credit monitoring services provided to our customers. In addition, state and federal agencies, including the State Attorneys General and the Federal Trade Commission may investigate events related to the Data Breach, including how it occurred, its consequences and our responses. Although we intend to cooperate in these investigations, we may be subject to fines or other obligations, which may have an adverse effect on how we operate our business and our results of operations.

While a loss from these matters is reasonably possible, we cannot reasonably estimate a range of possible losses because our investigation into the matter is ongoing, the proceedings remain in the early stages, alleged damages have not been specified, there is uncertainty as to the likelihood of a class or classes being certified or the ultimate size of any class if certified, and there are significant factual and legal issues to be resolved.

California zip code claims

On August 15, 2008, Linda Carson, a consumer, filed a purported class action proceeding against MSI in the Superior Court of California, County of San Diego ("San Diego Superior Court"), on behalf of herself and all similarly-situated California consumers. The Carson lawsuit alleges that MSI unlawfully requested and recorded personally identifiable information (i.e., her zip code) as part of a credit card transaction. The plaintiff seeks statutory penalties, costs, interest, and attorneys' fees. On February 10, 2011, the California Supreme Court ruled, in a similar matter, Williams-Sonoma v. Pineda, that zip codes are personally identifiable information and therefore the Song-Beverly Credit Card Act of 1971, as amended ("Song Act"), prohibits businesses from requesting or requiring zip codes in connection with a credit card transaction.

Subsequent to the California Supreme Court decision, three additional purported class action lawsuits seeking similar relief have been filed against MSI: Carolyn Austin v. Michaels Stores, Inc. and Tiffany Heon v. Michaels Stores, Inc., both in the San Diego Superior Court and Sandra A. Rubinstein v. Michaels Stores, Inc. in the Superior Court of California, County of Los Angeles, Central Division. An order coordinating the cases has been entered and plaintiffs filed a Consolidated Complaint on April 24, 2012. The parties settled the lawsuit for an amount that will not have a material effect on our Consolidated Financial Statements. On February 14, 2014, the Court granted preliminary approval of the settlement agreement and a final Fairness Hearing is set for July 11, 2014.

Massachusetts zip code claims

Relying in part on the California Supreme Court decision, a purported class action lawsuit was filed on May 20, 2011, against MSI, Melissa Tyler v. Michaels Stores, Inc., in the U.S. District Court-District of Massachusetts, alleging violation of a Massachusetts statute regarding the collection of personally identifiable information in connection with a credit card transaction. An additional purported class action lawsuit asserting the same allegations was filed in the U.S. District Court-District of Massachusetts by Susan D'Esposito, and the two cases were consolidated. On August 12, 2013, a settlement was reached for an amount that will not have a material effect on our Consolidated Financial Statements. On June 2, 2014, the Court granted final approval of the settlement.

Pricing and promotion

On April 30, 2012, William J. Henry, a consumer, filed a purported class action proceeding against MSI in the Court of Common Pleas, Lake County, Ohio, on behalf of himself and all similarly-situated Ohio consumers who purchased framing products and/or services from MSI during weeks where MSI was advertising a discount for framing products and/or services. The lawsuit alleges that MSI advertised discounts on its framing products and/or services without actually providing a discount to its customers. The plaintiff is claiming violation of Ohio law ORC 1345.01 et seq., unjust enrichment and fraud. The plaintiff has alleged damages, penalties and fees not to exceed $5 million, exclusive of interest and costs. We believe we have meritorious defenses and intend to defend the lawsuit vigorously. We do not believe the resolution of this lawsuit will have a material effect on our Consolidated Financial Statements.

General

In addition to the litigation discussed above, we are now, and may be in the future, involved in various other lawsuits, claims and proceedings incidental to the ordinary course of business. The results of litigation are inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in diversion of significant resources.

ASC 450, Contingencies, ("ASC 450") governs the disclosure and recognition of loss contingencies, including potential losses from litigation and regulatory matters. It imposes different requirements for the recognition and disclosure of loss contingencies based on the likelihood of occurrence of the contingent future event or events. It distinguishes among degrees of likelihood using the following three terms: "probable", meaning that "the future event or events are likely to occur"; "remote", meaning that "the chance of the future event or events occurring is slight"; and "reasonably possible", meaning that "the chance of the future event or events occurring is more than remote but less than likely". In accordance with ASC 450, the Company accrues for a loss contingency when we conclude that the likelihood of a loss is probable and the amount of the loss can be reasonably estimated. When the loss cannot be reasonably estimated, we estimate the range of amounts, and if no amount in the range constitutes a better estimate than any other amount, we accrue for the amount at the low end of the range. We adjust our accruals from time to time as we receive additional information, but the loss we incur may be significantly greater than or less than the amount we have accrued. We disclose loss contingencies if there is at least a reasonable possibility that a material loss has been incurred. No accrual or disclosure is required for losses that are remote.

For some of the matters disclosed above, the Company is currently able to estimate a reasonably possible loss or range of loss in excess of amounts accrued (if any). For some of the matters included within this estimation, an accrual has been made because a loss is believed to be both probable and reasonably estimable, but an exposure to loss exists in excess of the amount accrued; in these cases, the estimate reflects the reasonably possible range of loss in excess of the accrued amount. For other matters included within this estimation, no accrual has been made because a loss, although estimable, is believed to be reasonably possible, but not probable; in these cases the estimate reflects the reasonably possible loss or range of loss within the ranges identified. For the various ranges identified, the aggregate of these estimated amounts is approximately $9 million as of May 3, 2014, which is also inclusive of amounts accrued by the Company.

For other matters disclosed above, the Company is not currently able to estimate the reasonably possible loss or range of loss, and has indicated such. Many of these matters remain in preliminary stages (even in some cases where a substantial period of time has passed since the commencement of the matter), with few or no substantive legal decisions by the court defining the scope of the claims, the class (if any), or the potentially available damages, and fact discovery is still in progress or has not yet begun. For all these reasons, the Company cannot at this time estimate the reasonably possible loss or range of loss, if any, for these matters.

It is the opinion of the Company's management, based on current knowledge and after taking into account its current legal accruals, the eventual outcome of all matters described in this prospectus would not be likely to have a material impact on the consolidated financial condition of the Company. Nonetheless, given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could, from time to time, have a material effect on the Company's consolidated results of operations or cash flows in particular quarterly or annual periods.

Properties

We lease substantially all of the sites for our Michaels and Aaron Brothers stores, with the majority of our stores having initial lease terms of approximately 10 years. The leases are generally renewable, with increases in lease rental rates. Lessors have made leasehold improvements to prepare our stores for opening under a majority of our existing leases. As of May 31, 2014, in connection with stores that we plan to open or relocate in future fiscal years, we had signed approximately 56 leases for Michaels stores.

As of May 31, 2014, we lease the following non-store facilities:

Square footage

Distribution centers:
Hazleton, Pennsylvania	692,000
Jacksonville, Florida	506,000
Lancaster, California	763,000
Centralia, Washington	718,000
New Lenox, Illinois	693,000
Tarrant County, Texas	433,000
City of Commerce, California (Aaron Brothers)	174,000

3,979,000
Artistree:
Coppell, Texas (regional processing and fulfillment operations center)	230,000
Kernersville, North Carolina (manufacturing plant and regional processing center)	156,000
City of Industry, California (regional processing center)	90,000
Mississauga, Ontario (regional processing center)	62,000

538,000
Office space:
Irving, Texas (corporate headquarters)	296,000
Coppell, Texas (corporate satellite office)	67,000
Mississauga, Ontario (Canadian regional office)	3,000

366,000
Coppell, Texas (new store staging warehouse)	82,000

4,965,000

The following table indicates the number of our retail stores located in each state or province as of May 31, 2014:

	Number of stores
State/province	Michaels	Aaron Brothers	Total

Alabama	12		12
Alaska	3		3
Alberta	17		17
Arizona	27	5	32
Arkansas	4		4
British Columbia	17		17
California	131	79	210
Colorado	22	3	25
Connecticut	17		17
Delaware	4		4
Florida	79		79
Georgia	34	1	35
Idaho	6	1	7
Illinois	38		38
Indiana	17		17
Iowa	7		7
Kansas	8		8
Kentucky	11		11
Louisiana	13		13
Maine	3		3
Manitoba	3		3
Maryland	24		24
Massachusetts	30		30
Michigan	35		35
Minnesota	23		23
Mississippi	6		6
Missouri	21		21
Montana	4		4
Nebraska	4		4
Nevada	10	5	15
New Brunswick	3		3
New Hampshire	8		8
New Jersey	30		30
New Mexico	3		3
New York	54		54
Newfoundland and Labrador	1		1
North Carolina	35		35
North Dakota	2		2
Nova Scotia	4		4
Ohio	31		31
Oklahoma	7		7

	Number of stores
State/province	Michaels	Aaron Brothers	Total

Ontario	51		51
Oregon	15	2	17
Pennsylvania	48		48
Prince Edward Island	1		1
Quebec	11		11
Rhode Island	4		4
Saskatchewan	3		3
South Carolina	13		13
South Dakota	2		2
Tennessee	15		15
Texas	78	14	92
Utah	13		13
Vermont	2		2
Virginia	35		35
Washington	23	8	31
West Virginia	5		5
Wisconsin	17		17
Wyoming	1		1

Total	1,145	118	1,263

Management

Directors

Set forth below is information concerning each of our directors, including their ages as of May 31, 2014, present principal occupations, other business experiences during at least the last five years, membership on committees of the Board, public company directorships held during the last five years and certain other directorships. Except for Messrs. El Gabbani and Mahoney, each of the directors listed below has served on our Board since July 17, 2013, the inception of the Company. The stockholders of the Company elected Messrs. Mahoney and El Gabbani to the Board, effective September 18, 2013 and June 6, 2014, respectively, in each case to fill a vacancy on the Board. Except for Messrs. El Gabbani, Wallace, Rubin, Mahoney and Ms. Greenthal, each of the directors listed below has also served on MSI's board of directors since October 31, 2006. MSI's stockholders elected Mr. Wallace to MSI's board of directors on March 11, 2009, elected Mr. Rubin to MSI's board of directors effective March 18, 2013, elected Mr. Mahoney to MSI's board of directors effective September 18, 2013, elected Mr. El Gabbani to MSI's board of directors effective June 6, 2014 and elected Ms. Greenthal to MSI's board of directors on May 18, 2011, in each case to fill a vacancy on MSI's board of directors.

Name	Age	Position	Committee membership

Joshua Bekenstein	55	Director	—
Todd M. Cook	43	Director	Audit Committee
Nadim El Gabbani	33	Director	—
Jill A. Greenthal	57	Director	Audit Committee
Lewis S. Klessel	46	Director	Audit Committee
Matthew S. Levin	48	Director	Compensation Committee
John J. Mahoney	63	Director	Audit Committee
James A. Quella	64	Director	Audit Committee
Carl S. Rubin	54	Chief Executive Officer and Director	—
Peter F. Wallace	39	Director	Compensation Committee

Currently Ms. Greenthal and Messrs. Mahoney and Quella qualify as independent directors as defined under the rules of The NASDAQ Stock Market, and the Board has determined each to be independent. We anticipate at least one additional director who is not affiliated with us or any of our stockholders will be appointed to the Board within twelve months of the consummation of this offering, resulting in a Board that includes at least four independent directors.

Mr. Bekenstein is a managing director at Bain. Prior to joining Bain in 1984, Mr. Bekenstein spent several years at Bain & Company, where he was involved with companies in a variety of industries. Mr. Bekenstein received an M.B.A. from Harvard Business School and a B.A. from Yale University. Mr. Bekenstein serves as a director of Bombardier Recreational Products Inc., Dollarama Capital Corporation, Toys "R" Us, Inc., Burlington Stores, Inc., Bright Horizons Family Solutions Inc., The Gymboree Corporation and Waters Corporation. Mr. Bekenstein's many years of experience both as a senior executive of a large investment firm and as a director of companies in various business sectors make him highly qualified to serve on our Board.

Mr. Cook is a managing director at Bain. Prior to becoming a managing director in December 2008, Mr. Cook served in various capacities, most recently as a principal at Bain from 2003 to 2008. Prior to joining Bain in 1996, Mr. Cook was a consultant at Bain & Company. Mr. Cook received an M.B.A. from

Stanford University Graduate School of Business where he was an Arjay Miller Scholar. He also holds a B.E. in electrical engineering and a B.A. in economics from Dartmouth College. Mr. Cook is a director of Blackhawk Specialty Tools, LLC. Mr. Cook was formerly a director of Dollarama Capital Corporation and a director of Dunkin' Brands, Inc. Mr. Cook's strong financial background combined with his experiences at Bain and as director of other companies put him in a position to provide important contributions to our Board.

Mr. El Gabbani is a managing director at Blackstone. Prior to joining Blackstone in 2008, Mr. El Gabbani worked at Citadel Capital, where he was involved in the evaluation and execution of private equity transactions in North America and the Middle East. Mr. El Gabbani holds a BA in Physics from Columbia College and received an MBA from the Harvard Business School, where he was named a Baker Scholar. He serves as a director of Bayview Asset Management, Exeter Finance Corp., and Lendmark Financial Services. Mr. El Gabbani's strong financial background combined with his experiences at Blackstone and as director of other companies put him in a position to provide important contributions to our Board.

Ms. Greenthal has been a senior advisor at Blackstone in the private equity group since 2007. From 2003 until 2007, Ms. Greenthal was a senior managing director in Blackstone's advisory group. Prior to joining The Blackstone Group, Ms. Greenthal was Co-Head of the Global Media Investment Banking Group, a member of the Executive Board of Investment Banking, and Co-Head of the Boston office of Credit Suisse First Boston. Ms. Greenthal graduated as a member of The Academy from Simmons College and received an M.B.A. from Harvard Business School. Ms. Greenthal currently serves on the board of directors of Akamai Technologies, Inc., Houghton-Mifflin Harcourt Company and The Weather Channel Companies. Ms. Greenthal was formerly a director of Martha Stewart Omnimedia, Orbitz Worldwide, Inc., Universal Orlando and Freedom Communications. Ms. Greenthal's background and understanding of capital markets and financial matters as well as her experiences described above enable her to provide valuable counsel to our management and Board.

Mr. Klessel is a managing director at Bain. Prior to becoming a managing director in December 2011, Mr. Klessel served in various capacities, most recently as an operating partner at Bain from December 2007 to December 2011. Prior to joining Bain in October 2005, Mr. Klessel held a variety of operating and strategy leadership positions from 1997 to 2005 at The Home Depot, Inc., including President of HD Supply's Facilities Maintenance business, Divisional Merchandise Manager and head of Home Depot's Strategic Business Development function. Prior to 1997, Mr. Klessel was a strategy consultant with McKinsey & Company and a senior auditor with Ernst & Young. Mr. Klessel received an M.B.A. from Harvard Business School and a B.S. from the Wharton School at the University of Pennsylvania. Mr. Klessel has formerly served on the boards of Guitar Center, Inc. and HD Supply, Inc. As a result of these and other professional experiences, Mr. Klessel brings to our Board extensive experience in operating and managing complex organizations, particularly in the retail industry, which strengthen the collective qualifications, skills and experience of our Board.

Mr. Levin is a managing director at Bain. Mr. Levin joined Bain Capital in 1992 and was promoted to managing director in 2000. Prior to joining Bain, Mr. Levin was a consultant at Bain & Company in the consumer products and manufacturing industries. Mr. Levin received an M.B.A. from Harvard Business School where he was a Baker Scholar. He received a B.S. from the University of California at Berkeley. Mr. Levin serves as a board member of Edcon Holdings Pty. Ltd., Guitar Center, Inc., Toys "R" Us, Inc. and Unisource Worldwide, Inc. Mr. Levin has formerly served on the Boards of Bombardier Recreational Products Inc. and Jupiter Shop Chanel Co., Ltd. Mr. Levin's significant experience in and knowledge of corporate finance and managing companies put him in a position to provide important contributions to our Board.

Mr. Mahoney has been a director since September 2013 and retired as Vice Chairman of Staples, Inc. in July 2012, having served as Vice Chairman since January 2006. Mr. Mahoney also served as Chief Financial Officer for Staples, Inc. from 1996 through January 2012. Prior to 1996, Mr. Mahoney was a partner at Ernst & Young, LLP. He currently serves on the Board of Directors of Bloomin' Brands, Inc., Burlington Stores, Inc. and Chico's FAS, Inc. Previously, Mr. Mahoney served on the Board of Directors of Advo, Inc. from 2001 to 2007, Tweeter Home Entertainment Group, Inc. from 2004 to 2007 and Zipcar, Inc. from 2010 to 2012. Mr. Mahoney holds an MBA from Northeastern University, as well as an undergraduate degree from the College of the Holy Cross. Mr. Mahoney's strong financial background and experience as a Vice Chairman and former Chief Financial Officer of a Fortune 500 retail company, enables him to provide valuable counsel to our management and Board.

Mr. Quella has been a Senior Advisor at Blackstone in the Private Equity Group since July 2013. Prior to his role as Senior Advisor, Mr. Quella was a Senior Managing Director, Operating Partner and co-head of the Portfolio Operations Group at Blackstone in the Private Equity Group from 2004 to 2013. Prior to joining Blackstone, Mr. Quella was a managing director and senior operating partner with DLJ Merchant Banking Partners—CSFB Private Equity from 2000 to 2004. Prior to that, Mr. Quella worked at Mercer Management Consulting and Strategic Planning Associates and served as Vice-Chairman and co-head of the firm. Mr. Quella received a B.A. in International Studies from the University of Chicago/University of Wisconsin-Madison and an M.B.A. with Dean's Honors from the University of Chicago Graduate School of Business. Mr. Quella serves as a director of Catalent Pharma Solutions, Inc., DJO Global, Inc., and Freescale Semiconductor, Inc. Mr. Quella was formerly a director of Allied Waste, Columbia House, Celanese Corporation, Graham Packaging Company, L.P. , Houghton-Mifflin Harcourt Company, Intelenet Global Services, The Nielsen Company and Vanguard Health Systems, Inc. Due to contributions that Mr. Quella can provide to our Board resulting from his financial expertise, as well as his significant experience in working with companies controlled by private equity sponsors, he is qualified to be on and is an asset to our Board.

Mr. Rubin was named our Chief Executive Officer in March 2013. Prior to joining us, Mr. Rubin served as President and Chief Executive Officer of Ulta Salon, Cosmetics & Fragrance, Inc. since September 2010, and served as Chief Operating Officer from April 2010 to September 2010. Prior to joining Ulta, he served as President of the North American Retail division of Office Depot, Inc. beginning in January 2006 and as Executive Vice President, Chief Marketing Officer and Chief Merchandising Officer of Office Depot from 2004 to January 2006. Prior to joining Office Depot, Mr. Rubin spent six years at Accenture Consulting in senior leadership roles including Partner, where he advised clients and led engagements across retail formats and e-commerce businesses. Prior to that, Mr. Rubin held a number of senior merchandising and general management positions in the specialty retail and department store industry including with Federated Department Stores. He was a member of the executive committee of the board of directors of The National Retail Federation from January 2007 to April 2010. Mr. Rubin holds a B.A. degree from Brandeis University. As a result of these experiences, along with Mr. Rubin's service as our current Chief Executive Officer, he is in position to provide invaluable insight and important contributions to our Board.

Mr. Wallace is a senior managing director at Blackstone in the private equity group, which he joined in 1997. Mr. Wallace received a B.A. in Government from Harvard College. Mr. Wallace serves on the board of directors of Outerstuff, Ltd., AlliedBarton Security Services, GCA Services Group, SeaWorld Parks & Entertainment, Vivint and The Weather Channel Companies. Mr. Wallace was formerly a director of Crestwood Midstream Partners, New Skies Satellites and Pelmorex Media. These experiences and knowledge, along with his service on public company boards, enhance Mr. Wallace's contributions and value to our Board.

In connection with the Merger and the subsequent Reorganization, the Sponsors entered into an agreement providing that Michaels Holdings, LLC will vote its shares of the Company so that each board member of Michaels Holdings, LLC will serve on the Board of the Company. In connection with this offering, we will enter into an investor agreement with the Sponsors. Under the investor agreement, each of the Sponsors will have the contractual right to name up to three individuals to our Board. See "Certain Relationships and Related Party Transactions—Other Arrangements and Relationships with the Sponsors—Investor Agreement".

Executive officers

Our current executive officers, their ages as of May 31, 2014, and their business experience during at least the past five years are set forth below. On June 6, 2014, Stephen J. Carlotti, age 47, was named Executive Vice President—Marketing of the Company, with an effective start date of June 17, 2014. Prior to joining Michaels, he served as Chief Executive Officer of The Cambridge Group (a growth strategy consultancy owned by The Nielsen Corporation), beginning in October 2011 and as Executive Vice President, Global Practices and Consulting Services at Nielsen (a global marketing research firm) from June 2011 to October 2011. Prior to joining Nielsen, Mr. Carlotti served as Senior Partner at Prophet (a brand strategy consulting firm) from June 2010 to June 2011. Prior to joining Prophet, Mr. Carlotti served in various capacities at McKinsey & Company since 1990, including as Senior Partner from 2005 to June 2010. Mr. Carlotti is an advisory board member of E&J Gallo Winery.

Name	Age	Position

Carl S. Rubin	54	Chief Executive Officer; Director
Charles M. Sonsteby	60	Chief Administrative Officer and Chief Financial Officer
Theodore J. Bachmeier	51	Executive Vice President—Store Operations
Thomas C. DeCaro	59	Executive Vice President—Supply Chain
Philo T. Pappas	55	Executive Vice President—Category Management
Shawn E. Hearn	48	Senior Vice President—Human Resources
Dennis A. Mullahy	49	Senior Vice President—Growth Initiatives
Michael J. Veitenheimer	57	Senior Vice President—General Counsel and Secretary
Lance A. Weibye	45	Vice President—Development

Mr. Sonsteby was named Chief Administrative Officer and Chief Financial Officer in October 2010. Prior to joining Michaels, Mr. Sonsteby served in various capacities at Brinker International, Inc. (which owns and operates casual dining restaurants) beginning in March 1990, including as Executive Vice President and Chief Financial Officer from 2001 until 2010, as Senior Vice President of Finance from 1997 to 2001 and as Vice President and Treasurer from 1994 to 1997. Mr. Sonsteby was formerly a director of Zale Corporation.

Mr. Bachmeier was promoted to Executive Vice President—Store Operations in September 2013. Prior to his promotion, he served as Zone Vice President of Stores for Michaels from January 2011, Vice President—Aaron Brothers Store Operations from July 2008 to January 2011 and District Manager for Michaels from 1997 to July 2008.

Mr. DeCaro was promoted to Executive Vice President—Supply Chain in June 2005. Prior to his promotion, Mr. DeCaro served as Senior Vice President—Inventory Management since August 2000 when he joined Michaels. From April 1998 until joining the Company, he was Vice President—Merchandise for The Walt Disney Company (a multi-national media conglomerate, which also operates retail stores and theme parks).

Prior to this, he held the position of Senior Vice President—Merchandise Planning and Allocation for Kohl's Department Stores from February 1996 to April 1998. In addition, Mr. DeCaro has held various positions in Merchandise Planning and Allocation and Finance for The Disney Store, The Limited Stores, May Department Stores, and Sanger Harris Department Stores.

Mr. Pappas was named Executive Vice President—Category Management in February 2009. Prior to joining Michaels, he served as Chief Merchandising Officer at Tweeter Home Entertainment Group, Inc. (a specialty consumer electronics retailer) from April 2003 to October 2008. On June 11, 2007, Tweeter and each of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware in Wilmington, Delaware. Prior to joining Tweeter, Mr. Pappas served in various management positions at Staples, Inc. (an office supply store chain) from November 1994 to April 2003, most recently as Senior Vice President of Merchandising.

Mr. Hearn was named Senior Vice President—Human Resources in February 2007. Prior to his promotion, Mr. Hearn served as our Vice President, Field Human Resources since joining Michaels in November 2002. Prior to joining Michaels, he served in various operations, marketing and human resource management positions at KMart Corporation (a multi-national retailer) from August 1981 to October 2002, most recently as Vice President, Advertising.

Mr. Mullahy was named Senior Vice President—Growth Initiatives in November 2013. Prior to joining Michaels, he served as Senior Vice President—Supply Chain at Ulta Salon, Cosmetics & Fragrance, Inc. from July 2011 to September 2013. Prior to joining Ulta, Mr. Mullahy served as Group Vice President—Merchandising and Supply Chain Management at Meijer, Inc. from May 2005 to July 2011. In addition, Mr. Mullahy served in various capacities at Accenture, including as Partner from June 2000 to May 2005.

Mr. Veitenheimer was named Senior Vice President—General Counsel and Secretary in January 2008. Prior to joining Michaels, Mr. Veitenheimer served as Senior Vice President of Law and Human Resources of The Bombay Company, Inc. (a specialty retailer focused on home accessories, wall decor and furniture), from June 2007 to December 2007 after having served as a Senior Vice President since February 2006, its Secretary since July 1985 and its General Counsel since November 1983. On September 20, 2007, The Bombay Company, Inc. and its U.S. wholly-owned subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court, Northern District of Texas, Fort Worth Division. Prior to joining The Bombay Company, Mr. Veitenheimer was in private practice of law in Fort Worth, Texas.

Mr. Weibye was named Vice President—Development in November 2012. He previously served as our Vice President—Real Estate from June 2010 and Senior Director—Real Estate since joining the Company in April 2008. Prior to joining Michaels, he served as Senior Manager of Real Estate Development for Kohl's Corporation from July 2004 to April 2008.

Corporate governance

Our Board is responsible for governing company business and affairs. Highlights of our corporate governance practices are described below.

Board committees

Following the completion of this offering, we will continue to have an Audit Committee and a Compensation Committee, which will have the composition and responsibilities described below. Each committee will operate under a charter that will be amended and restated by our Board effective upon the completion of this offering. The composition of each committee as set forth below will be effective upon the closing of this offering. The members of each committee are appointed by the Board and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, each of the Sponsors will have a contractual right to nominate three directors to our Board for as long as such Sponsor owns at least 25% of our outstanding Common Stock, two directors for so long as such Sponsor holds 10% or more but less than 25% of our outstanding Common Stock, and one director for so long as such Sponsor owns at least 3% or more but less than 10% of our outstanding Common Stock. In addition, from time to time, special committees may be established under the direction of the Board when necessary to address specific issues.

Because we intend to avail ourselves of the "controlled company" exception under the rules of The NASDAQ Stock Market, our Compensation Committee will not be required to be composed entirely of independent directors as defined under the rules of The NASDAQ Stock Market. The controlled company exception does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and The NASDAQ Stock Market which require that our Audit Committee be composed of at least three members, a majority of whom will be independent within 90 days of the date of this prospectus, and all of whom will be independent within one year of the date of this prospectus.

Compensation committee

The purpose of the Compensation Committee is to assist the Board in fulfilling responsibilities relating to oversight of the compensation of our directors, executive officers and other employees and the Company's incentive and equity-based compensation programs. The Compensation Committee reviews and recommends to our Board compensation plans, policies and programs and approves specific compensation levels for all executive officers. Upon completion of this offering, the Compensation Committee will consist of Messrs. Levin and Wallace. Prior to the consummation of this offering, our Board will adopt a written amended and restated charter under which the Compensation Committee will operate. A copy of the amended and restated charter, which will satisfy the applicable standards of the SEC and The NASDAQ Stock Market, will be available on our website.

Audit committee

The purpose of the Audit Committee will be set forth in the amended and restated Audit Committee charter. The Audit Committee's primary duties and responsibilities will be to:

•
appoint, compensate, retain and oversee the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services and review and appraise the audit efforts of our independent accountants

•
establish procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and (ii) confidential and anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters

•
engage independent counsel and other advisers, as necessary

•
determine funding of various services provided by accountants or advisers retained by the committee

•
review our financial reporting processes and internal controls

•
review and approve related-party transactions or recommend related-party transactions for review by independent members of our Board

•
provide an open avenue of communication among the independent accountants, financial and senior management and the Board

Upon completion of this offering, the Audit Committee will consist of Ms. Greenthal, Mr. Klessel and Mr. Mahoney. Mr. Mahoney is both an independent director and an "audit committee financial expert" within the meaning of Item 407 of Regulation S-K. Prior to the consummation of this offering, our Board will adopt an amended and restated charter under which the Audit Committee will operate. A copy of the amended and restated charter, which will satisfy the applicable standards of the SEC and The NASDAQ Stock Market will be available on our website.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to, among others, our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Following this offering, a current copy of the code will be posted on our website, which is located at www.michaels.com.

Compensation committee interlocks and insider participation

None of our executive officers serves as a member of the board of directors or compensation committee of any other entity (other than a subsidiary) that has one or more executive officers who serve on our Board or Compensation Committee.

Executive compensation

Compensation discussion and analysis

Introduction

The following Compensation Discussion and Analysis relates to compensation paid to our executive officers named in the Summary Compensation Table for fiscal 2013. Peter F. Wallace and Matthew S. Levin are the current members of our Compensation Committee and served in this role for all of fiscal 2013.

Named executive officers

According to SEC rules, the Summary Compensation Table that immediately follows this Compensation Discussion and Analysis must include specific information for each of the following persons: (i) all individuals serving as principal executive officer or acting in a similar capacity during the last completed fiscal year; (ii) all individuals serving as principal financial officer or acting in a similar capacity during the last completed fiscal year; (iii) the three most highly compensated executive officers other than the principal executive officer and principal financial officer who were serving as executive officers at the end of the last completed fiscal year; and (iv) up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the last completed fiscal year. These individuals are: Carl S. Rubin, Chief Executive Officer (who served as principal executive officer for part of the year); Charles M. Sonsteby, former Member of the Interim Office of the Chief Executive Officer (the "Office of the CEO") and our Chief Administrative Officer and Chief Financial Officer (who served as principal executive officer for part of the year and principal financial officer for the full year); Thomas C. DeCaro, Executive Vice President—Supply Chain; Philo T. Pappas, Executive Vice President—Category Management; and Paula A. Puleo, former Executive Vice President—Chief Marketing Officer (the three other most highly compensated individuals who were serving as executive officers at the end of fiscal 2013); Lewis S. Klessel, former Member of the Office of the CEO and Interim Chief Operating Officer (who served as principal executive officer for part of the year); Nicholas E. Crombie, former Executive Vice President—Store Operations (for whom disclosure would have been provided but for the fact that he was not serving as an executive officer at the end of fiscal 2013); and Weizhong "Wilson" Zhu, former Executive Vice President—Private Brands & Global Sourcing (for whom disclosure would have been provided but for the fact that he was not serving as an executive officer at the end of fiscal 2013). These officers are referred to as our "Named Executive Officers". This Compensation Discussion and Analysis and the executive compensation discussion and tables that immediately follow describe the process, strategy and elements of the Company's compensation plan as applied to our Named Executive Officers.

Compensation program

The principal objectives of our compensation program are:

•
attracting and retaining highly qualified individuals whose contributions result in Michaels meeting or exceeding its financial and strategic goals;

•
motivating officers to achieve exceptional levels of operating and financial performance; and

•
aligning officer interests with the long-term goals of our stockholders.

Currently, the total compensation for our officers at the Vice President level and above, including our Named Executive Officers, consists of three main components: base salary, annual cash incentive bonuses and long-term equity-based incentive compensation awards. The strategy of the cash incentive compensation program for our officers is to provide higher annual cash incentive compensation for exceptional corporate and business financial performance. We also believe that by placing a significant equity opportunity in the hands of executives who are capable of driving and sustaining growth, our stockholders will benefit along with the executives who helped create stockholder value. The table immediately below includes the principal components of our pay-for-performance approach.

Component	Purpose	Form	Pay for performance

Base Salary	Provide sufficient competitive pay to attract and retain experienced and successful executives; reward good performance and business results.	Cash	Adjustments to base salary are based on individual performance, contributions to the business, competitive practices and internal comparisons.

Annual Bonuses	Provide financial incentives to members of management who were in positions to make important contributions to our success.	Cash	The potential award amount varies with the degree to which we achieve our annual financial objectives, as well as the Named Executive Officer's individual job performance.

Long-Term Equity-Based Compensation	Encourage and reward building long-term stockholder value and employment retention; engage executives in innovation and align them with stockholder interests. We currently provide two equity award types to balance specific objectives.

	• Stock Options: Reward absolute stock price appreciation	Stock Options	The potential appreciation in our stock price above the option exercise price motivates our Named Executive Officers to build stockholder value. Named Executive Officers may realize value only if our stock price appreciates over the option term.

	• Restricted Stock Awards: Create retention values even during periods of short-term market volatility	Restricted Stock Awards	Retain certain Named Executive Officers and align them with stockholders' interests by awarding a fixed number of common shares upon vesting, which creates retention value even during periods of short-term market volatility.

Compensation strategy: policies and procedures

Role of Compensation Committee and Chief Executive Officer in compensation decisions

The Compensation Committee reviews and recommends to the Board for approval the compensation for all executive officers at the level of Executive Vice President and above. The Board is ultimately responsible for determining the compensation of our executive officers at the level of Executive Vice President and above. Under our certificate of incorporation, equity-based plans must also be approved by a majority of our stockholders. Both the Compensation Committee and the Board receive recommendations with respect to compensation-related decisions regarding our executive officers, other than the Chief Executive Officer, by senior management, principally the Chief Executive Officer and the Senior Vice President—Human Resources. In determining compensation levels for the executive officers, the Compensation Committee considers the scope of an individual's responsibilities, the competitive market salary at comparable companies, an individual's performance and prior experience, the performance of the Company and the attainment of planned financial and strategic initiatives. These factors are evaluated by the Compensation Committee and the Board, with the attainment of planned financial and strategic initiatives given greater weight with respect to executive bonuses. The Compensation Committee considers overall past compensation and incentives in determining the compensation of executive officers and seeks to assure that the executives have appropriate incentives to achieve high levels of Company performance. The Compensation Committee, through its members' involvement in other portfolio companies, has experience regarding compensation programs for executive officers. Approvals by the Compensation Committee and recommendations to the Board by the Compensation Committee are based on a number of factors, including a review of competitive market data (as described below) and executive performance (as described below), the experience of the members of the Compensation Committee and alignment of compensation with the overall strategic direction and goals of the Company.

Competitive market data and use of compensation consultants

As part of the compensation review process and our preparation to become a public company, management and our human resources department provide the Compensation Committee with market survey data on executive total compensation levels and general information regarding executive compensation practices in our industry, including information provided by The Hay Group, Inc., a compensation consulting firm engaged by the Company. The Hay Group's work in 2013 included a review of total compensation of our executive officers in light of amounts paid and compensation targets at comparable companies gathered from its internal sources as well as from published executive compensation surveys. During fiscal 2013, The Hay Group additionally evaluated our equity compensation program and made recommendations to the Compensation Committee and senior management. The Compensation Committee did not aim to set total compensation, or any compensation element, at a specified level as compared to the survey and other data that it reviewed, but rather used the data above, as well as that gathered through its members' involvement in other portfolio companies, as guidelines for the overall executive compensation program. As further described below under "—Changes to Compensation Post-IPO", the Company has further retained The Hay Group to advise on executive compensation matters related to this offering.

Changes to compensation post-IPO

As noted above, the Company has retained, with approval of the Compensation Committee, The Hay Group to advise on certain aspects of executive compensation related to this offering. The Hay Group has developed, and our Compensation Committee has approved, a peer group of companies against which to assess the appropriateness of the following key components of our Named Executive Officers' compensation following this offering: base salary, annual cash bonuses and long term equity incentives.

The Compensation Committee may request that The Hay Group (or another compensation consultant) provide periodic market data on our peer group of companies. Our Compensation Committee may make adjustments in executive compensation levels in the future as a result of more formal market comparison processes.

Highlights of 2013 performance

The highlights of our fiscal 2013 performance include the following:

•
Net sales increased to $4,570 million, a 3.7% improvement over fiscal 2012, which included a 53rd week, driven by a 2.9% increase in comparable store sales and the opening of 56 new Michaels stores and Aaron Brothers stores, including the relocation of 14 Michaels and 2 Aaron Brothers stores.

•
We reported record operating income of $610 million, an increase of 3.0% from fiscal 2012.

•
Net income increased by $43 million to $243 million.

•
Adjusted EBITDA, a non-GAAP measure that is a required calculation in our debt agreements, improved by 6.0%, from $747 million in fiscal 2012 to $792 million in fiscal 2013 (see "Prospectus summary—Summary consolidated financial and operating data.").

Throughout this Compensation Discussion and Analysis, we refer to our Adjusted EBITDA, a non-GAAP financial measure. A reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure is contained in "Prospectus summary—Summary consolidated financial and operating data."

Compensation elements

Base salaries

Base salaries for our executive officers are established based on the scope of their responsibilities, individual performance and prior experience, our operating and financial performance and the attainment of planned financial and strategic initiatives, taking into account the knowledge of the members of the Compensation Committee regarding competitive market compensation paid by companies for similar positions. The Compensation Committee recommends, and the Board sets, base salaries for officers at the level of Executive Vice President and above at a level designed to attract and retain highly qualified individuals who make contributions that result in the Company meeting its operating and financial goals. Base salaries are reviewed and adjusted annually as deemed appropriate by the Compensation Committee and the Board, as applicable, based on performance and business results, among other factors. The Compensation Committee and the Board have discretion to adjust base salary during the fiscal year and exercised that discretion in fiscal 2013, as described below.

Effective March 18, 2013, Mr. Rubin was named Chief Executive Officer of the Company. Pursuant to his negotiated employment agreement, Mr. Rubin's base salary was set at $1,100,000, subject to increase at the Board's discretion. In setting Mr. Rubin's base salary, the Compensation Committee considered Mr. Rubin's compensation at his prior employer, the compensation of John B. Menzer, who was Mr. Rubin's predecessor as Chief Executive Officer the Company, and the level of compensation needed to recruit Mr. Rubin to the Company. In the opinion of the members of the Compensation Committee, based on their experience with other companies, including other portfolio companies, this salary level represented a competitive market level for the position.

In March 2013, the Compensation Committee reviewed recommendations regarding 2013 annual base salary rates for the executive officer group based on the criteria set forth under "—Compensation Strategy: Policies and Procedures". Merit guidelines are determined by reviewing surveys of market data provided by our management and human resources department, as well as giving consideration to the Company's overall budget for associate compensation. Based upon this information, the Company applied an annual merit rate budget of 3.0%, which provided for median merit based increases at 3.0%, for fiscal 2013 for its corporate support center associates, including our Named Executive Officers.

Annual base salary rates for the Named Executive Officers (other than Mr. Klessel) for fiscal 2013 and 2012, which reflect increases between the two fiscal years, are shown below.

	Base salary
Executive	2013	2012

Carl S. Rubin(1)	$1,100,000	$—
Lewis S. Klessel(2)	—	—
Charles M. Sonsteby	711,109	687,061
Thomas C. DeCaro	393,437	381,978
Philo T. Pappas	431,897	419,318
Paula A. Puleo(3)	362,000	328,952
Nicholas E. Crombie(4)	362,187	355,085
Weizhong "Wilson" Zhu(5)	387,777	376,483

(1)    Pursuant to Mr. Rubin's employment agreement his base salary was set at $1,100,000, subject to increase at the Board's discretion

(2)    Mr. Klessel is a managing director of, and receives compensation and benefits through, Bain. Effective May 16, 2012, Mr. Klessel was appointed, along with the Company's Chief Administrative Officer and Chief Financial Officer, Charles M. Sonsteby, to the Office of the CEO. Effective as of such date, Mr. Klessel was also appointed to the newly-created position of interim Chief Operating Officer of the Company. The Office of the CEO was discontinued, effective March 18, 2013, Mr. Rubin's start date with the Company and the date Mr. Klessel resigned from his position as interim Chief Operating Officer. Mr. Klessel received no compensation from the Company for his service as Member of the Office of the CEO and Interim Chief Operating Officer.

(3)    Ms. Puleo received a base salary increase of 10.0% in connection with her promotion to the position of Executive Vice President—Chief Marketing Officer on February 3, 2013, and therefore did not receive an additional base salary adjustment in March 2013.

(4)   Mr. Crombie left the Company on July 27, 2013.

(5)    Mr. Zhu left the Company on November 15, 2013.

Annual bonuses

In March 2013, the Compensation Committee recommended that the Board approve the Company's Bonus Plan for executive officers, including the Named Executive Officers (other than Mr. Klessel), for fiscal 2013 (the "Bonus Plan") to provide financial incentives to these individuals and those other members of management who were in positions to make important contributions to Michaels' success. The Board subsequently approved the Bonus Plan. The structure of the Bonus Plan and the specific objectives relating to bonus payments were proposed by the Members of the Interim Office of the CEO and the Senior Vice President—Human Resources and were reviewed by the Compensation Committee. For each of Messrs. Rubin and Sonsteby, the Bonus Plan tied 80% of his respective bonus opportunity to Michaels' attainment of a financial objective (EBITDA, less an inventory charge), and 20% to individual job performance. For each of Mr. DeCaro, Mr. Pappas and Mr. Zhu, and Ms. Puleo, the Bonus Plan tied 50% of his or her respective bonus opportunity to our attainment of a financial objective (EBITDA, less an inventory charge), 15% to a business unit sales objective (sales for all U.S. Michaels stores), 15% to a business unit buyer contribution objective (generally margin, plus entitlements, less an inventory charge), and 20% to individual job performance. For Mr. Crombie, the Bonus Plan tied 50% of his bonus opportunity to our attainment of a financial objective (EBITDA, less an inventory charge), 15% to a business unit sales objective (U.S. and Canada sales for all of our stores), 15% to an objective relating to the Company's operating income, and 20% to individual job performance. Individual management business objectives for Mr. Rubin were reviewed with the Compensation Committee prior to the commencement of his employment with the Company on March 18, 2013. Individual management business objectives for Mr. Sonsteby were reviewed with and approved by the Compensation Committee in the early part of fiscal year 2013. Individual management business objectives for Messrs. Crombie, Pappas and Zhu, and Ms. Puleo, were reviewed with and approved by the Members of the Interim Office of the CEO. For Mr. DeCaro, these objectives were reviewed and approved by the Chief Administrative Officer and Chief Financial Officer.

Under the Bonus Plan, before any business unit or individual performance payout would be earned, the actual results of the financial objective (EBITDA, less an inventory charge) was required to meet the threshold established by the Compensation Committee, which represented approximately 93% of target. Each participating Named Executive Officer was entitled to a bonus equal to a certain percentage of that executive officer's base salary, depending on the achievement of the threshold, target and maximum performance level. The Compensation Committee set threshold, target and maximum performance levels for all officers of the Company. The final award depended on the actual level of performance achieved; however, the Compensation Committee retained the right to make adjustments in its sole discretion. The target levels of performance for the bonus goals were set at levels that the Compensation Committee and the Board believed to be reasonably achievable in view of Michaels' historical annual performance. In the Compensation Committee's view, taking into account comparative data provided to the Committee by management and our human resources department, the compensation payable to the Named Executive Officers upon reaching target levels of performance, when added to their base salaries, creates a level of total cash compensation competitive with that paid by comparable companies for similar positions. Additional information regarding the targets and objectives is set forth below.

The target percentages set for fiscal 2013 and the threshold, target and maximum payments, for each of the Named Executive Officers for fiscal 2013 were as follows:

	Carl S. Rubin(1)	Lewis S. Klessel(2)	Charles M. Sonsteby	Thomas C. DeCaro	Philo T. Pappas	Paula A. Puleo(3)	Nicholas E. Crombie(4)	Weizhong Wilson Zhu(5)

Percentage of Base Salary
Target	100%	—	70%	50%	50%	50%	50%	50%
Threshold	18%	—	13%	9%	9%	9%	9%	9%
Maximum	200%	—	140%	100%	100%	100%	100%	100%
Financial Weightings
Overall Company Results	80%	—	80%	50%	50%	50%	50%	50%
Company Sales	—	—	—	15%	15%	15%	15%	15%
Buyer Contribution Less Inventory Charge	—	—	—	15%	15%	15%	—	15%
Company Operating Income	—	—	—	—	—	—	15%	—
Individual Performance	20%	—	20%	20%	20%	20%	20%	20%

(1)    Pursuant to Mr. Rubin's employment agreement his target bonus for fiscal 2013 was set at 100% of base salary, as if he had been employed for the full fiscal year (with a maximum bonus at 200% of his base salary).

(2)    Mr. Klessel received no compensation from the Company for his service as Member of the Interim Office of the CEO and Interim Chief Operating Officer and did not participate in the Bonus Plan.

(3)    Ms. Puleo separated from the Company on March 9, 2014. Pursuant to the Bonus Plan, Ms. Puleo will receive her full earned bonus for fiscal 2013.

(4)   Mr. Crombie retired from the Company on July 27, 2013, and is not eligible for a bonus for fiscal 2013.

(5)    Mr. Zhu left the Company on November 15, 2013. In connection with his departure, the Company entered into an agreement with Mr. Zhu, whereby Mr. Zhu will receive his earned pro-rated bonus for fiscal year 2013 pursuant to the Bonus Plan, under established bonus criteria associated with the Bonus Plan, on the same terms as bonuses paid to other executive officers of the Company.

Company objective measures

In March 2014, the Compensation Committee reviewed the Company's financial results as applicable to the pre-established fiscal 2013 Bonus Plan objectives for the Named Executive Officers. As described previously, the financial objective of Company performance that was applicable to all the Named Executive Officers was EBITDA, less an inventory charge. At the beginning of fiscal 2013, the Compensation Committee established, and the Board approved, the EBITDA, less an inventory charge, goal for target-level bonuses at $690.8 million, with a maximum at $768.6 million and a threshold at $642.6 million. For the fiscal year, the Company achieved financial performance of $662.1 million, which was between threshold and target. As a result, bonuses above threshold, but below target, were earned for the Company performance element of the plan.

At the beginning of fiscal 2013, the Compensation Committee approved a business unit sales objective goal for target level bonuses for each of Messrs. DeCaro, Pappas, Crombie and Zhu and Ms. Puleo at $4,463.3 million, with a maximum at $4,686.4 million and a threshold at $4,351.7 million. The Compensation Committee also approved a business unit buyer contribution objective goal for target level bonuses for Messrs. DeCaro, Pappas and Zhu and Ms. Puleo at $2,244.9 million, with a maximum at $2,357.1 million and a threshold at $2,188.8 million, and a Company operating income objective goal for a target level bonus for Mr. Crombie at $552.4 million, with a maximum at $607.7 million and a threshold at $519.3 million. For the fiscal year, the Company achieved business unit sales of $4,430.3 million, which was between threshold and target, a business unit buyer contribution of $2,187.8 million, which was below threshold, and Company operating income of $519.0 million, which was below threshold. As a result, bonuses below target were earned for the business unit sales objective element of the plan, and bonuses were not earned for the business unit buyer contribution element of the plan and the Company operating income element of the plan.

Company subjective measures

Since the financial objective threshold that is applicable to all Named Executive Officers was met, in March 2014 the Compensation Committee, based upon input and recommendations by Messrs. Rubin and Sonsteby, as applicable, evaluated the individual performance of each of the Named Executive Officers for purposes of determining bonuses based on individual performance. The individual management business objectives are both quantitative and subjective, and are assessed in the aggregate to determine the individual's level of performance and bonus achieved. No specified weight is given to a single measure within the group of individual management business objectives, and the Compensation Committee's assessment of achievement reflects a generalized view of overall achievement of the group of measures. In addition, the individual management business objectives for all executives included an assessment of the executive's job knowledge and skills, communication skills, interpersonal skills, effectiveness of management, judgment and decision-making, drive and commitment, leadership and customer satisfaction.

For fiscal 2013, Mr. Rubin's group of individual management business objectives were focused primarily on EBITDA, margin improvement and year-over-year comparable sales growth, as well as solidifying the Company's leadership team and defining its appropriate long-term strategy. The Compensation Committee determined that Mr. Rubin achieved his individual objectives at 200% of target. Mr. Sonsteby's group of individual management business objectives were focused primarily on new store growth and performance, increasing profitability and cash flow, effective use of capital and development of future strategies. The Compensation Committee determined that Mr. Sonsteby achieved his individual objectives at 100% of target. Mr. DeCaro's group of individual management business objectives focused primarily on increasing profitability and cash flow, improvement in inventory turnover and in-stocks, supply chain cost management, and growth in private brand sales and gross margin. The Compensation Committee determined that Mr. DeCaro achieved his individual objectives at 50% of target. For Mr. Pappas, his group of individual management business objectives focused primarily on increasing profitability and cash flow, store offering competiveness, pricing improvement, new business development, and growth in private brand sales and gross margin. The Compensation Committee determined that Mr. Pappas achieved his individual objectives at 100% of target.

Ms. Puleo left the Company on March 9, 2014. Pursuant to the terms of the Bonus Plan, she received her full earned bonus for fiscal 2013. Ms. Puleo was credited as achieving her individual objectives component at a fixed 50% of target, in accordance with the terms of the Bonus Plan. Mr. Crombie retired from the Company on July 27, 2013, and was not eligible to receive a bonus for fiscal 2013 in accordance with the terms of the Bonus Plan. Mr. Zhu left the Company on November 15, 2013. In connection with Mr. Zhu's departure, the Company entered into an agreement with him, whereby he received his earned pro-rated bonus for fiscal year 2013 pursuant to the Bonus Plan, under established bonus criteria associated with the Bonus Plan, on the same terms as bonuses paid to other executive officers of the Company. Mr. Zhu was credited as achieving his individual objectives component at a fixed 50% of target, in accordance with the terms of the Bonus Plan.

Actual payouts

Actual payouts for the Named Executive Officers, as a percentage of target level bonuses, were as follows:

	Carl S. Rubin	Lewis S. Klessel(1)	Charles M. Sonsteby	Thomas C. DeCaro	Philo T. Pappas	Paula A. Puleo(2)	Nicholas E. Crombie(3)	Weizhong Wilson Zhu(4)

Percent of Target	77%	N/A	57%	44%	54%	44%	N/A	44%

(1)    Mr. Klessel received no compensation from the Company for his service as Member of the Interim Office of the CEO and Interim Chief Operating Officer and did not participate in the Bonus Plan.

(2)    Ms. Puleo separated from the Company on March 9, 2014. Pursuant to the Bonus Plan, Ms. Puleo will receive her full earned bonus for fiscal 2013.

(3)    Mr. Crombie retired from the Company on July 27, 2013, and is not eligible for a bonus for fiscal 2013.

(4)   Mr. Zhu left the Company on November 15, 2013. In connection with his departure, the Company entered into an agreement with Mr. Zhu, whereby Mr. Zhu will receive his earned pro-rated bonus for fiscal year 2013 pursuant to the Bonus Plan, under established bonus criteria associated with the Bonus Plan, on the same terms as bonuses paid to other executive officers of the Company.

Actual amounts paid to the Named Executive Officers for fiscal 2013 are listed in the Summary Compensation Table.

Bonus opportunities for our Named Executive Officers for fiscal 2014 will be administered pursuant to the Company's Bonus Plan for fiscal 2014 (the "2014 Bonus Plan"). See "Executive Compensation—Bonus Plan for Fiscal 2014" for additional details.

Long term equity-based compensation

On February 15, 2007, our Board and stockholders approved the Michaels Stores, Inc. 2006 Equity Incentive Plan (as amended, the "Equity Incentive Plan" or the "Plan"), as well as certain specific grants under the Equity Incentive Plan to officers. In addition, the stockholders granted the Board authority to make Equity Incentive Plan grants to other eligible participants in the future. The Equity Incentive Plan was established to advance the interests of Michaels and its affiliates by providing for the grant of equity-based awards to eligible officers, associates, directors of, and consultants and advisors to, Michaels or its affiliates. Awards under the Equity Incentive Plan are intended to align the long term incentives of our executives and stockholders. Grants are typically awarded when an executive is hired and may be awarded for subsequent promotions. All stock option grants made in fiscal 2013 were at exercise prices set at or above the grant date fair market value of the underlying stock as determined by our Board. In connection with the Reorganization in July 2013, the Equity Incentive Plan was assumed by The Michaels Companies, Inc., and the stock underlying outstanding awards became, and the stock upon which future awards will be based will be, the Common Stock of The Michaels Companies, Inc. In connection with this offering, we are amending and restating the Equity Incentive Plan, which is described in more detail below under "Executive Compensation—2014 Omnibus Plan".

Historically, the majority of outstanding options under the Equity Incentive Plan were divided into tranches with escalating exercise prices. The tranche structure of the option awards, with increasing exercise prices in each tranche, was designed to incentivize long term performance by tying the value of the options to long term increases in the value of our Common Stock. These grants were not made on an annual basis; rather, each initial grant was intended to incentivize the executive for a five-year period based on the vesting and exercise structure of the grant. For these options, each tranche vests 20% on each of the first through fifth anniversaries of the grant date, and all unvested options vest immediately upon a Change of Control (as defined in the Stockholders Agreement).

Beginning in 2013, the Company began issuing annual option grants that will vest over four years and accelerate in full on a Change of Control. The Company made the first of such grants in July 2013. Detail regarding option grants made to our Named Executive Officers in fiscal year 2013 and awards outstanding at the end of fiscal year 2013 is provided, respectively, in the Grants of Plan-Based Awards for Fiscal 2013 table and the Outstanding Equity Awards at Fiscal Year-End 2013 table that follow this Compensation Discussion and Analysis.

In July 2013, we paid a cash dividend to equity holders. In accordance with the terms of the Equity Incentive Plan, we also made cash payments and exercise price adjustments to outstanding equity awards to take account of the decreased fair value of our Common Stock as a result of the cash dividend.

Other benefits and perquisites

Our Named Executive Officers also receive certain other benefits and perquisites. During fiscal 2013, these benefits included contributions to 401(k) accounts, the payment of life insurance premiums, certain Company-paid medical benefits, car allowances and, in some cases, tax gross-ups and reimbursement for income taxes on taxable benefits. Additionally, our Chief Executive Officer, Mr. Rubin, was also entitled to the use of a Company-owned or leased automobile. The Compensation Committee and the Board believe these benefits and perquisites are reasonable and consistent with the nature of the executives' responsibilities, provide a competitive level of total compensation to our executives and serve as an important element in retaining those individuals. The cost to Michaels of these benefits to the Named Executive Officers is set forth in the Summary Compensation Table under the column "All Other Compensation" and detail about each element is set forth in the table presented in footnote 5 to the Summary Compensation Table.

Employment and severance agreements

We entered into an employment agreement with Mr. Rubin, which became effective on March 18, 2013, the date he commenced employment, which includes certain severance benefits in the event of termination other than for cause or by Mr. Rubin for good reason, as such terms are defined in the agreement. The specific terms of Mr. Rubin's employment agreement, are discussed in the section entitled "Rubin Employment Agreement" following the Grants of Plan-Based Awards Table and under "Executive Compensation—Potential Payments upon Termination or Change of Control".

In April 2008, the Board approved the Company's Officer Severance Pay Plan (the "OSPP"), which was amended in July 2008 and was further amended on May 20, 2014. The OSPP was established by the Company to provide certain severance benefits, subject to the terms and conditions of the OSPP, to designated officers (those with a position of Vice President or above, or an equivalent title as approved by the Compensation Committee, and excluding the Chief Executive Officer) in the event that their employment is terminated as a result of a "Qualifying Termination" (as defined in the OSPP and described below). A more detailed description of the OSPP may be found under "Executive Compensation—Potential Payments upon Termination or Change of Control".

Ms. Puleo's employment with the Company ended on March 9, 2014, and her severance benefits under the OSPP were triggered. Ms. Puleo executed a Severance Agreement and Release, which included, in addition to a release of all claims against the Company, a forfeiture of all outstanding unvested stock options and a confidentiality, non-solicitation, non-compete and non-interference agreement. Pursuant to her Severance Agreement and Release under the OSPP, Ms. Puleo is receiving: (i) eighteen months of base salary continuation in accordance with the Company's regular payroll practices; (ii) her earned bonus for fiscal 2013; (iii) a prorated target annual bonus for fiscal 2014; and (iv) the continuation of group medical and dental benefits for the eighteen month salary continuation period. The actual amounts payable to Ms. Puleo in connection with her separation are set forth under "Executive and Director Compensation—Potential Payments upon a Termination or Change in Control".

Tax and accounting considerations

Deductibility of executive compensation.    While the Compensation Committee takes into account tax and accounting considerations in structuring the components of the Company's compensation program, these considerations are secondary to the primary objectives of the program. Section 162(m) of the Code ("Section 162(m)") disallows a U.S. federal income tax deduction to any publicly held corporation for compensation exceeding $1 million in any taxable year to any of the corporation's chief executive officer or other three most highly paid named executive officers other than its chief financial officer, except as to compensation that qualifies as performance-based or is otherwise exempt under Section 162(m). Because the equity securities of the Company are not currently publicly traded, the deduction limits of Section 162(m) of the Code do not apply to us. Following this offering and for awards made under a plan established before this offering is concluded, the Company expects to be able to claim the benefit of a special exemption that applies to compensation paid (or compensation in respect of stock options or restricted stock granted) during a transition period that may extend until the Company's annual meeting of stockholders scheduled to be held in 2018, unless the transition period is terminated earlier under the Section 162(m) post-offering transition rules. At such time as we are subject to the deduction limitations of Section 162(m), we expect that the Compensation Committee will take the deductibility limitations of Section 162(m) into account in its compensation decisions. However, the Compensation Committee may, in its judgment, authorize compensation payments that are not exempt under Section 162(m) when it believes that such payments are appropriate to attract or retain talent.

The Company's compensation policies and practices as they relate to risk management

In accordance with the applicable disclosure requirements, to the extent that risks may arise from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company, the Company is required to discuss those policies and practices for compensating the employees of the Company (including employees that are not Named Executive Officers) as they relate to the Company's risk management practices and the possibility of incentivizing risk-taking.

The Compensation Committee has evaluated the policies and practices of compensating the Company's employees in light of the relevant factors, including the following:

•
the financial performance targets of the Company's annual cash incentive program are the budgeted objectives that are reviewed and approved by the Board and/or the Compensation Committee

•
bonus payouts are not based solely on Company performance, but also require achievement of individual performance objectives

•
bonus awards generally are not contractual entitlements, but are reviewed by the Compensation Committee and/or the Board and can be modified at their discretion

•
the financial opportunity in the Company's long-term equity-based compensation is best realized through long term appreciation of the Company's stock price, which mitigates excessive short-term risk-taking

•
the allocation of compensation between cash and equity awards and the focus on stock-based compensation, including options and restricted stock awards generally vesting over a period of years, thereby mitigating against short-term risk taking

Based on such evaluation, the Compensation Committee has determined that the Company's policies and practices are not reasonably likely to have a material adverse effect on the Company.

Executive and director compensation

Summary compensation table

According to SEC rules, the Summary Compensation Table must include specific information for each of the Named Executive Officers previously identified in the Compensation Discussion and Analysis above.

Name and principal position	Year	Salary ($)(1)	Bonus ($)	Stock awards ($)(2)	Option awards ($)(3)	Non-equity incentive plan compensation ($)(4)		All other compensation ($)(5)	Total ($)

Carl S. Rubin	2013	$930,769	$—	$6,099,187	$10,657,671	$847,660	(7)	$2,142,407	$20,677,694
Chief Executive Officer(6)
Lewis S. Klessel	2013	—	—	—	—	—		—	—
Former Member of the Interim Office of the Chief Executive Officer and Interim Chief Operating Officer(8)	2012	—	—	—	—	—		—	—
Charles M. Sonsteby	2013	706,484	—	450,026	558,709	284,017		765,464	2,764,700
Chief Administrative Officer and	2012	683,213	—	—	—	382,899		26,469	1,092,581
Chief Financial Officer	2011	662,181	—	—	—	538,576		36,057	1,236,814
Thomas C. DeCaro	2013	389,720	—	183,464	227,771	86,871		1,136,701	2,024,527
Executive Vice President—Supply	2012	380,537	—	—	—	105,731		34,987	521,255
Chain	2011	369,473	—	—	—	181,851		39,579	590,903
Philo T. Pappas	2013	429,478	—	2,573,624	344,671	116,958		1,083,175	4,547,906
Executive Vice President—Category Management	2012	416,591	—	—	—	116,067		32,872	565,530
	2011	399,986	—	—	—	257,506		41,945	699,437
Paula A. Puleo	2013	360,729	—	277,624	471,494	79,930	(10)	450,682	1,640,459
Former Executive Vice President—Chief
Marketing Officer(9)
Nicholas E. Crombie	2013	186,693	—	183,464	227,771	—		1,189,311	1,787,239
Former Executive Vice President—Store
Operations(11)
Weizhong "Wilson" Zhu	2013	318,490	—	183,464	227,771	71,351	(13)	1,117,184	1,918,260
Former Executive Vice President—Private	2012	374,717	—	—	—	104,210		34,743	513,670
Brands & Global Sourcing(12)	2011	360,546	—	—	—	196,726		35,853	593,125

(1)    The amounts in this column represent actual base salary paid during fiscal 2013.

(2)    The amounts in this column represent the aggregate grant date fair value of restricted stock awards calculated in accordance with ASC 718, based on the assumptions set forth in Note 8 to our Consolidated Financial Statements for the year ended February 1, 2014. Because the Company was a privately-held company, and there was no public market for our Common Stock, the fair market value of our Common Stock was determined by our Board based on available information that was material to the value of our Common Stock at the time such determination was made, including any third party valuation reports, the principal amount of the Company's indebtedness, the Company's actual and projected financial results, and fluctuations in the market value of publicly traded companies in the retail industry.

(3)    Represents the aggregate grant date fair value of option awards on the date of the grant as calculated in accordance with ASC 718, based on the assumptions set forth in Note 8 to our Consolidated Financial Statements for the year ended February 1, 2014. Because the Company was a privately-held company, and there was no public market for our Common Stock, the fair market value of our Common Stock was determined by our Board based on available information that was material to the value of our Common Stock and at the time such determination was made, including any third party valuation reports, the principal amount of the Company's indebtedness, the Company's actual and projected financial results, and fluctuations in the market value of publicly traded companies in the retail industry.

(4)   The amounts in this column for fiscal 2013 reflect the cash awards to Named Executive Officers under the Bonus Plan, which are discussed in further detail in the preceding section "—Compensation Elements—Annual Bonuses". The amounts in this column for fiscal 2012 reflect the cash awards to Named Executive Officers under the Company's bonus plan for executive officers for fiscal 2012. The amounts in this column for fiscal 2011 reflect the cash awards to Named Executive Officers under the Company's bonus plan for executive officers for fiscal 2011.

(5)    The table below reflects the fiscal 2013 components of this column.

	Carl S. Rubin	Lewis S. Klessel	Charles M. Sonsteby	Thomas C. DeCaro	Philo T. Pappas	Paula A. Puleo	Nicholas E. Crombie	Weizhong Wilson Zhu

Medical Benefits(a)	$22,293	$—	$8,776	$18,810	$18,977	$3,334	$6,098	$15,446
Insurance Premiums	3,382	—	7,051	6,527	4,849	2,941	5,734	7,536
Company Contributions to 401(k) and Group Universal Life Plan	—	—	—	2,550	2,465	2,550	2,550	2,550
Tax Reimbursement(b)	161,972	—	700	807	735	380	453	807
Relocation	223,642	—	—	—	—	—	—	—
Car Allowance/company owned or Leased Automobile	10,022	—	7,200	7,200	7,200	7,200	3,600	5,816
Equity Bonus(c)	—	—	741,637	1,100,707	1,048,849	434,177	1,095,876	1,085,029
Consulting fees(d)	63,459	—	—	—	—	—	75,000	—
Other(e)	1,657,637	—	100	100	100	100	—	—

Total Other	$2,142,407	$—	$765,464	$1,136,701	$1,083,175	$450,682	$1,189,311	$1,117,184

(a)    The amounts in this row for all executive officers include Company-paid medical benefits, including executive and spouse physicals, and for Mr. Rubin the amounts also include reimbursement for COBRA medical coverage payments made by Mr. Rubin to his previous employer before he commenced employment with the Company.

(b)   Reimbursement of income taxes is related to relocation, long-term disability insurance premiums and medical expenses.

(c)    The amounts in this row reflect dividend equivalent payments made to equity award holders in July 2013 related to the dividend paid in July 2013 to our equity holders.

(d)   The amounts in this row for Mr. Rubin include payments for consulting services provided to the Company by Mr. Rubin prior to the commencement of his employment. The amounts in this row for Mr. Crombie include payments for consulting services provided to the Company by Mr. Crombie following his retirement from the Company

(e)    The amounts in this row for Mr. Rubin include a price protection payment equal to $1,641,515 provided to Mr. Rubin in connection with the sale of 130,000 shares of Ulta stock held by him, as more fully described under the section entitled "—Employment Agreement with certain Named Executive Officers—Rubin Employment Agreement" following the Grants of Plan-Based Awards Table and $16,122 for legal expenses incurred by Mr. Rubin in connection with the review and negotiation of his employment agreement with the Company. The amounts in this row for Messrs. Sonsteby, DeCaro and Pappas and Ms. Puleo reflect the cost attributable to executive gifts.

(6)   Mr. Rubin became our Chief Executive Officer on March 18, 2013, and his base salary for fiscal 2013 reflects a partial fiscal year.

(7)    Pursuant to Mr. Rubin's employment agreement, he was deemed to have provided a full year of employment during the fiscal year for purposes of his fiscal 2013 bonus.

(8)   Mr. Klessel received no compensation from the Company for his service as Member of the Interim Office of the CEO and Interim Chief Operating Officer and did not participate in the Bonus Plan.

(9)   Ms. Puleo separated from the Company on March 9, 2014.

(10)  Pursuant to the Bonus Plan, Ms. Puleo received her full earned bonus for fiscal 2013.

(11)  Mr. Crombie retired from the Company on July 27, 2013.

(12)  Mr. Zhu left the Company on November 15, 2013.

(13)  In connection with Mr. Zhu's departure, the Company entered into an agreement with Mr. Zhu, whereby Mr. Zhu received his earned pro-rated bonus for fiscal year 2013 pursuant to the Bonus Plan, under established bonus criteria associated with the Bonus Plan, on the same terms as bonuses paid to other executive officers of the Company.

Grants of plan-based awards for fiscal 2013

The following table sets forth the plan-based awards granted to Named Executive Officers pursuant to Company plans during fiscal 2013.

Grants of plan-based awards

					All other stock awards: number shares of stock(2)(3) (#)	All other option awards: number of securities underlying options(2) (#)
		Estimated future payouts under non-equity incentive plan awards(1)					Exercise or base price of options awards(3) ($/Sh)	Grant date fair value of stock and option awards(4)
Name and principal position	Grant date	Threshold ($)	Target ($)	Maximum ($)

Carl S. Rubin	N/A	198,000	1,100,000	2,200,000
Chief Executive Officer(5)	3/18/2013				334,288.9
	3/18/2013					1,845,000.0	$18.25	$10,657,671
Lewis S. Klessel	N/A
Former Member of the Interim Office of the Chief Executive Officer and Interim Chief Operating Officer(6)
Charles M. Sonsteby	N/A	89,600	497,776	995,552
Chief Administrative Officer and	7/3/2013				24,619.7
Chief Financial Officer(7)	7/3/2013					123,098.4	$18.28	$558,709
Thomas C. DeCaro	N/A	35,409	196,718	393,437
Executive Vice President—Supply	7/3/2013				10,036.8
Chain(8)	7/3/2013					50,184.0	$18.28	$227,771
Philo T. Pappas	N/A	38,871	215,949	431,897
Executive Vice President—	7/3/2013				15,188.0
Category Management(9)	7/3/2013					75,940.2	$18.28	$344,671
	1/22/2014				147,600.0		$15.56
Paula A. Puleo	N/A	32,580	181,000	362,000
Former Executive Vice President—	2/11/2013					20,664.0	$17.41	$126,823
Chief Marketing Officer(10)	7/3/2013				15,188.0
	7/3/2013					75,940.2	$18.28	$344,671
Nicholas E. Crombie	N/A	32,597	181,093	362,187
Former Executive Vice President—	7/3/2013				10,036.8
Store Operations(11)	7/3/2013					50,184.0	$18.28	$227,771
Weizhong "Wilson" Zhu	N/A	34,900	193,889	387,777
Former Executive Vice President—	7/3/2013				10,036.8
Private Brands & Global	7/3/2013					50,184.0	$18.28	$227,771
Sourcing(12)

(1)    The threshold, target and maximum amounts in these columns show the range of payouts targeted for fiscal 2013 for performance under the Bonus Plan as discussed in further detail in "—Compensation Elements—Annual Bonuses." Bonuses were recommended by the Compensation Committee, and approved by the Board, as applicable, in March 2014 and were paid in April 2014, as reflected in the Summary Compensation Table in the column entitled "Non-Equity Incentive Plan Compensation."

(2)    All equity awards noted below were granted under the Equity Incentive Plan. In connection with the Reorganization in July 2013, we assumed the Equity Incentive Plan and the stock underlying outstanding awards became, and the stock upon which future awards will be based will be, the Common Stock of The Michaels Companies.

(3)    All grants of stock options under the Equity Incentive Plan have an exercise price determined by us to be equal to or greater than the fair market value of our Common Stock on the date of grant. Because we are privately-held and there is no public market for our Common Stock, the fair market value of our Common Stock is determined by our Board based on available information that is material to the value of our Common Stock, including any third party valuation reports, the principal amount of the Company's indebtedness, the Company's actual and projected financial results, and fluctuations in the market value of publicly-traded companies in the retail industry.

(4)   The amounts in this column represent the aggregate grant date fair value of the restricted stock awards as calculated in accordance with ASC 718.

(5)    Stock options were granted to Mr. Rubin effective March 18, 2013 vesting at the rate of 20% per year on each of the first through fifth anniversaries of March 18, 2013, or immediately upon a Change of Control (as defined in the Stockholders Agreement and below under "—Potential Payments upon Termination or Change of Control"). Mr. Rubin's restricted stock awards vest 20% on each of the first through fifth anniversaries of March 18, 2013, or immediately upon a Change of Control. Mr. Rubin will receive all dividends and distributions, if any, paid with respect to the shares of restricted stock he holds, but if any such dividends or distributions are paid in shares of our capital stock, such shares will be subject to the same restrictions on transferability as are the shares of restricted stock with respect to which they were paid.

(6)   Mr. Klessel received no compensation from the Company for his service as Member of the Interim Office of the CEO and Interim Chief Operating Officer and did not participate in the Bonus Plan.

(7)    Stock options were granted to Mr. Sonsteby effective July 3, 2013 vesting at the rate of 25% per year on each of the first through fourth anniversaries of July 3, 2013, or immediately upon a Change of Control (as defined in the Stockholders Agreement and below under "—Potential Payments upon Termination or Change of Control"). Mr. Sonsteby's restricted stock awards vest 25% on each of the first through fourth anniversaries of July 3, 2013; or immediately upon a Change of Control. Mr. Sonsteby will receive all dividends and distributions, if any, paid with respect to the shares of restricted stock he holds, but if any such dividends or distributions are paid in shares of our capital stock, such shares will be subject to the same restrictions on transferability as are the shares of restricted stock with respect to which they were paid.

(8)   Stock options were granted to Mr. DeCaro effective July 3, 2013 vesting at the rate of 25% per year on each of the first through fourth anniversaries of July 3, 2013, or immediately upon a Change of Control (as defined in the Stockholders Agreement and below under "—Potential Payments upon Termination or Change of Control"). Mr. DeCaro's restricted stock awards vest 25% on each of the first through fourth anniversaries of July 3, 2013; or immediately upon a Change of Control. Mr. DeCaro will receive all dividends and distributions, if any, paid with respect to the shares of restricted stock he holds, but if any such dividends or distributions are paid in shares of our capital stock, such shares will be subject to the same restrictions on transferability as are the shares of restricted stock with respect to which they were paid.

(9)   Stock options were granted to Mr. Pappas effective July 3, 2013 vesting at the rate of 25% per year on each of the first through fourth anniversaries of July 3, 2013, or immediately upon a Change of Control (as defined in the Stockholders Agreement and below under "—Potential Payments upon Termination or Change of Control"). Mr. Pappas's restricted stock awards with respect to 15,188.0 unvested shares of Common Stock vest 25% on each of the first through fourth anniversaries of July 3, 2013; or immediately upon a Change of Control. Mr. Pappas's restricted stock awards with respect to 73,800.0 unvested shares of Common Stock vest 40% on the second anniversary of January 22, 2014, and the remaining 60% on the third anniversary of January 22, 2014. Mr. Pappas's restricted stock awards with respect to 73,800.0 additional unvested shares of Common Stock vest as follows: (a)(i) 24,599.0 shares on March 31, 2015, so long as the Company achieves the numerical earnings before interest and taxes, less an inventory charge ("EBIT") plan designated by the Board in its business plan for fiscal year 2014 (the "Fiscal 2014 EBIT Number"); (ii) 24,600.5 shares on March 31, 2016, so long as Company has achieved at least ten percent (10%) growth in its EBIT in fiscal year 2015 as compared to fiscal year 2014; and (iii) 24,600.5 shares on March 31, 2017, so long as the Company has achieved at least ten percent (10%) growth in its EBIT in fiscal year 2016 as compared to fiscal year 2015; and (b) with respect to any shares that otherwise remain unvested pursuant to (a), Mr. Pappas will be able to vest in such shares contingent on the Company's achievement of certain cumulative EBIT metrics. All of Mr. Pappas's restricted stock awards will vest immediately upon a Change of Control. Mr. Pappas will receive all dividends and distributions, if any, paid with respect to the shares of restricted stock he holds, but if any such dividends or distributions are paid in shares of our capital stock, such shares will be subject to the same restrictions on transferability as are the shares of restricted stock with respect to which they were paid.

(10)  Stock options were granted to Ms. Puleo effective February 11, 2013 vesting at the rate of 20% per year on each of the first through fifth anniversaries of February 11, 2013, or immediately upon a Change of Control (as defined in the Stockholders Agreement and below under "—Potential Payments upon Termination or Change of Control"). Additional stock options were granted to Ms. Puleo effective July 3, 2013 vesting at the rate of 25% per year on each of the first through fourth anniversaries of July 3, 2013, or immediately upon a Change of Control. Ms. Puleo's restricted stock awards were scheduled to vest 25% on each of the first through fourth anniversaries of July 3, 2013; or immediately upon a Change of Control. Ms. Puleo was entitled to receive all dividends and distributions, if any, paid with respect to the shares of restricted stock she held, but if any such dividends or distributions were paid in shares of our capital stock, such shares would have been subject to the same restrictions on transferability as were the shares of restricted stock with respect to which they were paid. Ms. Puleo separated from the Company on March 9, 2014. Pursuant to the terms of the Equity Incentive Plan, she has 60 days from that date to exercise any of her vested stock options; her unvested stock options and shares of restricted stock terminated on her separation date.

(11)  Stock options were granted to Mr. Crombie effective July 3, 2013 vesting at the rate of 25% per year on each of the first through fourth anniversaries of July 3, 2013, or immediately upon a Change of Control (as defined in the Stockholders Agreement and below under "—Potential Payments upon Termination or Change of Control"). Mr. Crombie's restricted stock awards were scheduled to vest 25% on each of the first through fourth anniversaries of July 3, 2013; or immediately upon a Change of Control. Mr. Crombie was entitled to receive all dividends and distributions, if any, paid with respect to the shares of restricted stock he held, but if any such dividends or distributions were paid in shares of our capital stock, such shares would have been subject to the same restrictions on transferability as were the shares of restricted stock with respect to which they were paid. Mr. Crombie retired from the Company on July 27, 2013. Pursuant to the terms of the Equity Incentive Plan, he had 60 days from that date to exercise any of his vested stock options; his unvested stock options and shares of restricted stock terminated on his separation date.

(12)  Stock options were granted to Mr. Zhu effective July 3, 2013 vesting at the rate of 25% per year on each of the first through fourth anniversaries of July 3, 2013, or immediately upon a Change of Control (as defined in the Stockholders Agreement and below under "—Potential Payments upon Termination or Change of Control"). Mr. Zhu's restricted stock awards were scheduled to vest 25% on each of the first through fourth anniversaries of July 3, 2013; or immediately upon a Change of Control. Mr. Zhu was entitled to receive all dividends and distributions, if any, paid with respect to the shares of restricted stock he held, but if any such dividends or distributions were paid in shares of our capital stock, such shares would have been subject to the same restrictions on transferability as were the shares of restricted stock with respect to which they were paid. Mr. Zhu left the Company on November 15, 2013. Pursuant to the terms of the Equity Incentive Plan, he had 60 days from that date to exercise any of his vested stock options; his unvested stock options and shares of restricted stock terminated on his separation date.

Employment agreements with certain named executive officers

Rubin employment agreement

We entered into an employment agreement with Mr. Rubin, our current Chief Executive Officer, which became effective on March 18, 2013, the date he commenced employment. The agreement provides for an annual base salary of $1,100,000, subject to increase in the Board's discretion. Mr. Rubin will be eligible to earn an annual incentive bonus at a target of 100% of his annual base salary and a maximum bonus of 200% of his annual base salary, based on performance criteria established by the Board for each fiscal year during his employment. Mr. Rubin receives no additional compensation for his service as a director of the Company.

In connection with the commencement of his employment, Mr. Rubin was granted an option to purchase 1,845,000.0 shares of the Company's Common Stock at an exercise price of $18.25 (which was adjusted to $13.86 in connection with the payment of a dividend to holders of our Common Stock in July 2013). The option will vest pro rata on each of the first five anniversaries of the date of grant. Mr. Rubin also was granted 334,288.9 restricted shares of the Company's Common Stock that will vest pro rata on the first through fifth anniversaries of the date of grant.

Due to the timing of Mr. Rubin's joining the Company and typical trading window restrictions at Ulta, the Company agreed to make Mr. Rubin whole for a period of 90 days (subject to extension for any blackout period) after Mr. Rubin's effective resignation date with Ulta, for any decline in the price of Ulta stock realized upon sale of up to 130,000 shares of Ulta stock held by him below an agreed threshold. The Company paid Mr. Rubin $1,641,515 in connection with such price protection, which amount is subject to claw back in the event that Mr. Rubin voluntarily terminates his employment or is terminated for cause on or before March 18, 2015.

For more information about the payments and benefits payable to Mr. Rubin upon a termination of his employment, please see "Executive Compensation—Potential Payments upon Termination or Change of Control" below.

Outstanding equity awards at fiscal year-end 2013

The following table sets forth information regarding equity awards held by our Named Executive Officers as of February 1, 2014.

	Option awards(1)				Stock awards(1)
Name and principal position	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price(2) ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Value of shares or units stock that have not vested(3) ($)

Carl S. Rubin					334,288.9	$5,358,588
Chief Executive Officer(4)		1,845,000.0	$13.86	3/17/2021
Lewis S. Klessel	N/A	N/A	N/A	N/A	N/A
Former Member of the Interim Office of the Chief Executive Officer and Interim Chief Operating Officer(5)
Charles M. Sonsteby					47,173.0	$756,174
Chief Administrative Officer and	167,568.8	111,714.0	$6.23	1/4/2019
Chief Financial Officer(6)	167,568.8	111,714.0	$6.55	1/4/2019
	167,568.8	111,714.0	$11.14	1/4/2019
		123,098.4	$13.90	7/2/2021
Thomas C. DeCaro					10,036.8	$160,888
Executive Vice President—Supply	178,767.2	44,693.3	$3.48	7/1/2017
Chain(7)	106,270.5	—	$7.39	2/15/2015
	93,754.0	23,438.9	$7.39	7/1/2017
	106,270.5	—	$11.38	2/15/2015
	93,754.0	23,438.9	$11.38	7/1/2017
		50,184.0	$13.90	7/2/2021
Philo T. Pappas					166,244.8	$2,664,873
Executive Vice President—	178,767.2	44,693.3	$3.48	7/1/2017
Category Management(8)	9,312.1	—	$7.22	4/16/2017
	171,320.8	42,830.6	$7.22	7/1/2017
	9,312.1	—	$11.31	4/16/2017
	171,320.8	42,830.6	$11.31	7/1/2017
		75,940.2	$13.90	7/2/2021
Paula A. Puleo					15,188.0	$243,461
Former Executive Vice President—	83,798.4	55,866.6	$4.95	7/1/2017
Chief Marketing Officer(9)	83,798.4	55,866.6	$6.94	5/22/2015
	83,798.4	55,866.6	$11.29	6/3/2016
		20,664.0	$13.02	7/1/2017
		75,940.2	$13.90	7/2/2021
Nicholas E. Crombie	N/A	N/A	N/A	N/A	N/A
Former Executive Vice President—
Store Operations(10)
Weizhong "Wilson" Zhu	N/A	N/A	N/A	N/A	N/A
Former Executive Vice President—
Private Brands & Global Sourcing(11)

(1)    In connection with the Reorganization in July 2013, we assumed the Equity Incentive Plan and the stock underlying outstanding awards became, and the stock upon which future awards will be based will be, the Common Stock of The Michaels Companies.

(2)    In July 2013, we paid a cash dividend to equity holders. In accordance with the terms of the Equity Incentive Plan, we also made cash payments and exercise price adjustments to outstanding equity awards to take account of the decreased fair value of our Common Stock by the amount of the cash dividend of $4.38 per share. Exercises prices for outstanding stock option awards were adjusted to reflect the dividend for each Named Executive Officer with stock options outstanding at fiscal year end as follows:

Name and principal position	Option expiration date	Option exercise price at grant ($)	Post-dividend option exercise price($)

Carl S. Rubin	3/17/2021	$18.25	$13.86
Chief Executive Officer
Charles M. Sonsteby	1/4/2019	$9.80	$6.23
Chief Administrative Officer and Chief	1/4/2019	$10.16	$6.55
Financial Officer	1/4/2019	$15.24	$11.14
	7/2/2021	$18.28	$13.90
Thomas C. DeCaro	7/1/2017	$5.08	$3.48
Executive Vice President—Supply Chain	2/15/2015	$10.16	$7.39
	7/1/2017	$10.16	$7.39
	2/15/2015	$15.24	$11.38
	7/1/2017	$15.24	$11.38
	7/2/2021	$18.28	$13.90
Philo T. Pappas	7/1/2017	$5.08	$3.48
Executive Vice President—Category Management	4/16/2017	$10.16	$7.22
	7/1/2017	$10.16	$7.22
	4/16/2017	$15.24	$11.31
	7/1/2017	$15.24	$11.31
	7/2/2021	$18.28	$13.90
Paula A. Puleo	7/25/2018	$7.83	$4.95
Former Executive Vice President—Chief	7/25/2018	$10.16	$6.94
Marketing Officer	7/25/2018	$15.24	$11.29
	2/10/2021	$17.41	$13.02
	7/2/2021	$18.28	$13.90

(3)    Because we are privately-held and there is no public market for our Common Stock, the fair market value of our Common Stock is determined by our Board based on available information that is material to the value of our Common Stock, including any third party valuation reports, the principal amount of the Company's indebtedness, the Company's actual and projected financial results, and fluctuations in the market value of publicly-traded companies in the retail industry. The shares were valued based on a price per share of $16.03, which was the fair market value of our Common Stock on February 1, 2014, the last day of fiscal 2013.

(4)   Stock options were granted to Mr. Rubin effective March 18, 2013, vesting at the rate of 20% per year on each of the first through fifth anniversaries of March 18, 2013, or immediately upon a Change of Control (as defined in the Stockholders Agreement and below under "—Potential Payments upon Termination or a Change of Control"). Mr. Rubin will receive all dividends and distributions, if any, paid with respect to the shares of restricted stock he holds, but if any such dividends or distributions are paid in shares of our capital stock, such shares will be subject to the same restrictions on transferability as are the shares of restricted stock with respect to which they were paid.

(5)    Mr. Klessel does not participate in the Equity Incentive Plan.

(6)   Stock options were granted to Mr. Sonsteby effective January 5, 2011, vesting at the rate of 20% per year on each of the first through fifth anniversaries of October 4, 2010, or immediately upon a Change of Control (as defined in the Stockholders Agreement and below under "—Potential Payments upon Termination or a Change of Control"). Additional stock options were granted to Mr. Sonsteby effective July 3, 2013, vesting at the rate of 25% per year on each of the first through fourth anniversaries of July 3, 2013, or immediately upon a Change of Control. Mr. Sonsteby's restricted stock awards with respect to 22,553.3 unvested shares of Common Stock vest 50% on each of the fourth and fifth anniversaries of October 4, 2010 (vesting of the shares would accelerate upon a Change of Control or in the event of Mr. Sonsteby's death, disability or termination by the Company without cause). Mr. Sonsteby's restricted stock awards with respect to 24,619.70 unvested shares of Common Stock vest 25% on each of the first through fourth anniversaries of July 3, 2013, or immediately upon a Change of Control. Mr. Sonsteby will receive all dividends and distributions, if any, paid with respect to the shares of restricted stock he holds, but if any such dividends or distributions are paid in shares of our capital stock, such shares will be subject to the same restrictions on transferability as are the shares of restricted stock with respect to which they were paid.

(7)    Stock options were granted to Mr. DeCaro on July 2, 2009, in connection with the Company's Exchange Offer (as defined below), with 212,541.0 of these options immediately exercisable on the grant date based on the period of time that his exchanged options had been held in relation to their term. The remaining options vest at the rate of 20% on each of the first through fifth anniversaries of July 2, 2009, or immediately upon a Change of Control (as defined in the Stockholders Agreement and below under "—Potential Payments upon Termination or a Change of Control"). On June 3, 2009, the Company announced an offer to exchange certain employee stock options issued under the Equity Incentive Plan ("Exchange Offer") for new stock options granted on a one-for-one basis. On July 2, 2009, employees exchanged 11.8 million outstanding stock options under the following terms: (i) outstanding vested or unvested options to purchase shares of Common Stock that had an exercise price per share of $20.33, $25.41, $30.49 or $35.57 for an equal number of new options to purchase shares of Common Stock with an exercise price equal to $5.08 and a new five-year vesting schedule that commenced on July 2, 2009 and an eight-year term; and (ii) outstanding options that had an exercise price per share of $10.16 and $15.24 were exchanged for an equal number of new options with the same exercise price. A portion of the new options were vested based on the period of time that the exchanged options had been held in relation to the total term of the option and have identical terms and conditions to the previously issued options, and the remaining new options have a new five-year vesting schedule that commenced on July 2, 2009 and an eight-year term. Additional stock options were granted to Mr. DeCaro effective July 3, 2013, vesting at the rate of 25% per year on each of the first through fourth anniversaries of July 3, 2013, or immediately upon a Change of Control. Mr. DeCaro's restricted stock awards vest 25% on each of the first through fourth anniversaries of July 3, 2013 or immediately upon a Change of Control. Mr. DeCaro will receive all dividends and distributions, if any, paid with respect to the shares of restricted stock he holds, but if any such dividends or distributions are paid in shares of our capital stock, such shares will be subject to the same restrictions on transferability as are the shares of restricted stock with respect to which they were paid.

(8)   Stock options were granted to Mr. Pappas on July 2, 2009 in connection with the Company's Exchange Offer, with 18,624.2 of these options immediately exercisable on the grant date based on the period of time that his exchanged options had been held in relation to the total term of the option. The remaining options vest at the rate of 20% on each of the first through fifth anniversaries of July 2, 2009, or immediately upon a Change of Control (as defined in the Stockholders Agreement and below under "—Potential Payments upon Termination or Change of Control"). Additional stock options were granted to Mr. Pappas effective July 3, 2013, vesting at the rate of 25% per year on each of the first through fourth anniversaries of July 3, 2013, or immediately upon a Change of Control. Mr. Pappas's restricted stock awards with respect to 3,456.8 unvested shares of Common Stock fully vest on the fifth anniversary of April 17, 2009 (vesting of the shares would accelerate upon Change of Control or in the event of Mr. Pappas's death, disability or termination by the Company without cause). Mr. Pappas's restricted stock awards with respect to 15,188.0 unvested shares of Common Stock vest 25% on each of the first through fourth anniversaries of July 3, 2013, or immediately upon a Change of Control. Mr. Pappas's restricted stock awards with respect to 73,800.0 unvested shares of Common Stock vest 40% on the second anniversary of January 22, 2014, and the remaining 60% on the third anniversary of January 22, 2014. Mr. Pappas's restricted stock awards with respect to 73,800.0 additional unvested shares of Common Stock vest as follows: (a)(i) 24,599.0 shares on March 31, 2015, so long as the Company achieves the numerical earnings before interest and taxes, less an inventory charge ("EBIT") plan designated by the Board in its business plan for fiscal year 2014 (the "Fiscal 2014 EBIT Number"); (ii) 24,600.5 shares on March 31, 2016, so long as Company has achieved at least ten percent (10%) growth in its EBIT in fiscal year 2015 as compared to fiscal year 2014, and (iii) 24,600.5 shares on March 31, 2017, so long as the Company has achieved at least ten (10%) percent growth in its EBIT in fiscal year 2016 as compared to fiscal year 2015; and (b) with respect to any shares that otherwise remain unvested pursuant to (a), Mr. Pappas will be able to vest in such shares contingent on the Company's achievement of certain cumulative EBIT metrics. All of Mr. Pappas's restricted stock awards will vest immediately upon a Change of Control. Mr. Pappas will receive all dividends and distributions, if any, paid with respect to the shares of restricted stock he holds, but if any such dividends or distributions are paid in shares of our capital stock, such shares will be subject to the same restrictions on transferability as are the shares of restricted stock with respect to which they were paid.

(9)   Stock options were granted to Ms. Puleo effective July 26, 2010, and February 11, 2013, vesting at the rate of 20% per year on each of the first through fifth anniversaries of July 26, 2010, and February 11, 2013, respectively, or immediately upon a Change of Control (as defined in the Stockholders Agreement). Additional stock options were granted to Ms. Puleo effective July 3, 2013, vesting at the rate of 25% per year on each of the first through fourth anniversaries of July 3, 2013, or immediately upon a Change of Control (as defined in the Stockholders Agreement and below under "—Potential Payments upon Termination or Change of Control"). Ms. Puleo's restricted stock awards were scheduled to vest 25% on each of the first through fourth anniversaries of July 3, 2013, or immediately upon a Change of Control. Ms. Puleo was entitled to receive all dividends and distributions, if any, paid with respect to the shares of restricted stock she held, but if any such dividends or distributions were paid in shares of our capital stock, such shares would have been subject to the same restrictions on transferability as are the shares of restricted stock with respect to which they were paid. Ms. Puleo separated from the Company on March 9, 2014. Pursuant to the terms of the Equity Incentive Plan, she has 60 days from that date to exercise any of her vested stock options; her unvested stock options and shares of restricted stock terminated on her separation date.

(10)  Mr. Crombie retired from the Company on July 27, 2013. Pursuant to the terms of the Equity Incentive Plan, he had 60 days from that date to exercise any of his vested stock options; his unvested stock options and shares of restricted stock terminated on his separation date.

(11)  Mr. Zhu left the Company on November 15, 2013. Pursuant to the terms of the Equity Incentive Plan, he had 60 days from that date to exercise any of his vested stock options; his unvested stock options and shares of restricted stock terminated on his separation date.

Option exercises and stock vested for fiscal 2013

The following table shows the number of stock options exercised by our Named Executive Officers, and stock awards held by our Named Executive Officers that vested, during fiscal year 2013.

	Options awards			Stock awards
Name and Principal Position	Number of shares acquired on exercise (#)	Value realized on exercise ($)		Number of shares acquired on vesting (#)	Value realized on vesting ($)

Carl S. Rubin	—	$—		—	$—
Chief Executive Officer
Lewis S. Klessel	—	$—		—	$—
Former Member of the Interim Office of the Chief Executive Officer and Interim Chief Operating Officer
Charles M. Sonsteby	—	$—		11,276.6	$166,399	(1)
Chief Administrative Officer and Chief Financial Officer
Thomas C. DeCaro	—	$—		—	$—
Executive Vice President—Supply Chain
Philo T. Pappas	—	$—		3,456.8	$63,070	(2)
Executive Vice President—Category Management
Paula A. Puleo	—	$—		—	$—
Former Executive Vice President—Chief Marketing Officer
Nicholas E. Crombie	575,203.1	$3,655,589	(3)	—	$—
Former Executive Vice President—Store Operations
Weizhong "Wilson" Zhu	567,091.0	$4,569,421	(4)	—	$—
Former Executive Vice President—Private Brands & Global Sourcing

(1)    The shares were valued at $14.76 per share on the October 4, 2013 vesting date for Mr. Sonsteby's restricted shares.

(2)    The shares were valued at $18.25 per share on the April 17, 2013 vesting date for Mr. Pappas's restricted shares.

(3)    The shares were valued at $13.90 per share on Mr. Crombie's exercise date of July 31, 2013.

(4)   The shares were valued at $15.56 per share on Mr. Zhu exercise date of January 13, 2014.

Pension benefits for fiscal 2013

The Company has no defined benefit pension plans.

Nonqualified deferred compensation for fiscal 2013

The Company has no nonqualified deferred compensation plans.

Potential payments upon termination or change of control

Mr. Rubin is entitled under his employment agreement, effective March 18, 2013 (the "Rubin Agreement"), to certain benefits in the event of termination. Messrs. Sonsteby, DeCaro and Pappas participate in the OSPP (as described below), which provides for severance payments and benefits upon certain terminations of employment. Prior to their departures during fiscal 2013, Messrs. Crombie and Zhu were entitled to participate in the OSPP but were not eligible for severance benefits under the plan in connection with their separations from the Company. Ms. Puleo was entitled to, and received, severance payments under the OSPP in connection with her separation effective March 9, 2014.

In addition, in the event of a Corporate Transaction (as defined in the Equity Incentive Plan), the Equity Incentive Plan provides for a range of possible adjustments to outstanding equity awards, including acceleration of vesting. In the event of a transaction that constitutes a Change of Control (as defined in the Stockholders Agreement and set forth below), each Named Executive Officer, except for Mr. Klessel who was not granted equity awards, would be entitled to acceleration of his equity awards. In addition, our Named Executive Officers, except for Mr. Klessel, may also be entitled to accelerated vesting of their respective equity awards upon a termination of employment, depending on the specific circumstance as set forth below. The payments for which the Named Executive Officers are eligible under various circumstances related to a Corporate Transaction, Change of Control, or termination of employment are detailed below; except for (i) Mr. Klessel who was not an employee of the Company and was not entitled to any compensation or severance from the Company and does not participate in the Company's equity plan; (ii) Ms. Puleo whose actual payments received upon her separation from the Company are described below; (iii) Mr. Crombie, who did not receive any separation payments in connection with his voluntary retirement from the Company on July 27, 2013; and (iv) Mr. Zhu whose actual payments received upon his separation from the Company are described below.

The Equity Incentive Plan defines a "Corporate Transaction" as any of the following: any sale of all or substantially all of the assets of the Company, change in the ownership of the capital stock of the Company, reorganization, recapitalization, merger (whether or not the Company is the surviving entity), consolidation, exchange of capital stock of the Company or other restructuring involving the Company.

The Stockholders Agreement defines a "Change of Control" as the occurrence of any of the following: (i) any consolidation or merger of the Company with or into any other corporation or other person, or any other corporate reorganization or transaction (including the acquisition of capital stock of the Company), whether or not the Company is a party thereto, in which the stockholders of the Company immediately prior to such consolidation, merger, reorganization or transaction, own capital stock either (A) representing directly, or indirectly through one or more entities, less than fifty percent (50%) of the economic interests in or voting power of the Company or other surviving entity immediately after such consolidation, merger, reorganization or transaction or (B) that does not directly, or indirectly through one or more entities, have the power to elect a majority of the entire Board of the Company or other surviving entity immediately after such consolidation, merger, reorganization or transaction; (ii) any stock sale or other transaction or series of related transactions, whether or not the Company is a party thereto, after giving effect to which in excess of fifty percent (50%) of the Company's voting power is owned directly, or indirectly through one or more entities, by any person and its affiliates or associates, other than the Sponsors and their affiliates and the affiliates of Highfields Capital Management LP, excluding, in any case, the Company's initial public offering or any bona fide primary or secondary public offering following the occurrence of the initial public offering; or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Rights and potential payments on termination for cause, death, disability and voluntary resignation

Cause.    Each of the Rubin Agreement and the OSPP provides that no payments or benefits are due to a Named Executive Officer in the event of a termination for cause except amounts accrued and payable to such executive through the termination date. Under the Equity Incentive Plan, all stock options (whether vested or unvested) will immediately terminate on a termination of employment for cause.

Death.    Each Named Executive Officer is provided a life insurance policy by the Company with a $1,000,000 benefit, which would be payable to the executive's beneficiaries upon such executive's death. The Rubin Agreement provides that his beneficiaries would be further entitled to an amount equal to his pro-rated bonus for the year in which death occurs. Under the Equity Incentive Plan, the executive's Legal Representative (as defined in each option agreement) has the option within the one-year period following the executive's termination of employment (or through the option's expiration date, if earlier) to exercise any vested stock options held by the Named Executive Officer prior to his death. Under the Stockholders Agreement, upon any termination of a Named Executive Officer's employment by reason of the executive's death, the executive's representative or estate has the option to sell to the Company all or any portion of the vested shares of the Common Stock owned by the Named Executive Officer within 60 days after the date of termination, at the fair market value of the shares as of the date they are repurchased. In addition, pursuant to their restricted stock agreements executed prior to fiscal 2013, all of Messrs. Sonsteby's and Pappas's unvested restricted stock would vest. Assuming the executive's death on February 1, 2014, the last day of our fiscal year, and that the executive's Legal Representative exercised its option to exercise any vested stock options held by the Named Executive Officer at such time and to sell to the Company all of the shares owned by the Named Executive Officer, the estate of each Named Executive Officer would have realized, based on the fair market value of the Common Stock as of fiscal year end $16.03, the following amounts for his or her shares (based on the spread, if any, of the fair market value of the Common Stock as of fiscal year end $16.03 over the value of the applicable exercise prices for the vested options): Carl S. Rubin $0; Charles M. Sonsteby, $4,953,413; Thomas C. DeCaro, $5,532,747; Philo T. Pappas, $4,964,062; and Paula A. Puleo $2,089,012. As noted above, Mr. Crombie retired from the Company on July 27, 2013 and Mr. Zhu left the Company on November 15, 2013, and in each case exercised their vested stock options prior to the end of fiscal year 2013.

Disability.    The Company provides each Named Executive Officer with an executive long term disability policy for the benefit of such executive, which would afford such executive a right to disability benefits after 90 days of the executive becoming disabled in the amount of 67% of monthly compensation up to $20,000 per month. This benefit generally continues until the disability is resolved or age 65. Under the Rubin Agreement, Mr. Rubin would be further entitled to an amount equal to his pro-rated bonus for the year in which his termination due to disability occurs. During the one-year period following the executive's termination of employment due to disability (or through the option's expiration date, if earlier), the executive may exercise any vested stock options held by him prior to his termination. Under the Stockholders Agreement, upon any termination of a Named Executive Officer's employment by reason of the executive's disability, the executive or the executive's representative has the option to sell to the Company all or any portion of the vested shares of the Common Stock owned by the Named Executive Officer within 60 days after the date of termination, at the fair market value of the shares as of the date they are repurchased. In addition, pursuant to their restricted stock agreements executed prior to fiscal 2013, upon disability all of Messrs. Sonsteby's and Pappas's unvested restricted stock would vest. Assuming the executive exercised his option to exercise any vested stock options held by him at such time and to sell to the Company all of the shares owned by the Named Executive Officer upon disability on the last day of fiscal 2013, the Named Executive Officer would have received, based on the fair market value of the Common Stock as of fiscal year end $16.03, the following amounts for his or her shares (based on the spread, if any, of the fair market value of the Common Stock as of fiscal year end $16.03 over the value of the applicable exercise prices for the vested options): Carl S. Rubin $0; Charles M. Sonsteby, $4,953,413; Thomas C. DeCaro, $5,532,747; Philo T. Pappas, $4,964,062; and Paula A. Puleo $2,089,012. As noted above Mr. Crombie retired from the Company on July 27, 2013, and Mr. Zhu left the Company on November 15, 2013, and in each case exercised their vested stock options prior to the end of fiscal year 2013.

Voluntary resignation.    In the event of a voluntary resignation of any of the Named Executive Officers, there are no payments or benefits that continue beyond what is accrued and payable through the termination date. The executive may exercise any vested options held by him prior to his resignation for up to 60 days following termination (or through the option's expiration date, if earlier).

Rights and potential payment upon a change of control or termination without cause or with good reason

Rubin employment agreement

Pursuant to the Rubin Agreement, if Mr. Rubin's employment is terminated by the Company without cause or by Mr. Rubin for good reason, then, for the two-year period following the date of termination, he would be entitled, subject to signing an effective release of claims, to receive a severance benefit equal to (i) his base salary at the annual rate in effect on the date of termination, (ii) the amount of his annual target bonus for the year of termination and (iii) continued medical and dental benefits at the Company's expense. Mr. Rubin's severance entitlements are also subject to his compliance with certain restrictive covenants, including non-competition, non-hire, and non-solicitation obligations during, and for two years following his employment.

Pursuant to the Rubin Agreement, "cause" means the following events or conditions, as determined by the Board in its reasonable judgment: (i) the willful failure to perform (other than by reason of disability), or gross negligence in the performance of, his material duties and responsibilities to the Company or any of its Affiliates (as defined in the Rubin Agreement), or willful failure to follow or carry out any lawful and reasonable direction of the Board, and the continuance of such willful failure or gross negligence for a period of 25 days after written notice; (ii) the willful material breach of any provision of this Agreement or any other material agreement between Mr. Rubin and the Company or any of its Affiliates and the continuance of such material breach for a period of 25 days after delivery of written notice to the executive; (iii) fraud, embezzlement, theft or other dishonesty with respect to the Company or any of its Affiliates; (iv) the conviction of, or a plea of nolo contendere to, any felony or any other crime involving dishonesty or moral turpitude; and (v) any other conduct that involves a willful and material breach of fiduciary obligation.

The term "good reason" means any of the following, if occurring without Mr. Rubin's consent or other than for tax or other regulatory reasons: (i) removal of Mr. Rubin from the position of CEO or director of the Company (or a successor corporation), or his removal from a director or officer position of an Immediate Affiliate; (ii) material diminution in the nature or scope of his responsibilities, duties or authority, including the appointment or election of a Board Chairman who is also an executive officer of the Company, other than Mr. Rubin, a change in his direct reporting to the full Board or a change in reporting relationships resulting from the direct or indirect control of the Company (or a successor corporation) by another corporation or other entity or resulting from an acquisition by a person or entity of at least 50% of the equity, property or other assets of the Company or any of its Affiliates; provided, however, that any material diminution of the business of the Company or any of its Affiliates shall not constitute "good reason"; (iii) the material failure of the Company to provide him the base salary and annual bonus opportunity in accordance with the terms of the Rubin Agreement; or (iv) relocation of Mr. Rubin's office to an area outside of a 50-mile radius from the Company's current headquarters in Irving, Texas. To qualify as a termination for good reason under the Rubin Agreement, notice to the Company must have been given by Mr. Rubin and the Company must have failed to cure the good reason within 30 days of receiving notice.

In addition to the Rubin Agreement, Mr. Rubin entered into agreements providing for his restricted stock grants and his stock option grant. These agreements provide that in the event of a Change of Control (as defined in the Stockholders Agreement and above under "—Potential Payments upon Termination or Change of Control"), all of Mr. Rubin's restricted stock and stock options will immediately vest.

The Rubin Agreement provides no change of control severance benefits.

Zhu Agreement

In connection with Mr. Zhu's departure, the Company entered into a separation agreement with Mr. Zhu on November 15, 2013, whereby Mr. Zhu will receive (i) his earned pro-rated bonus for fiscal year 2013 pursuant to the Bonus Plan, under established bonus criteria associated with the Bonus Plan, on the same terms as that paid to other executive officers of the Company; and (ii) a cash amount, less any applicable withholdings, equal to: (x) the difference between the per share fair market value of the Company's common stock on July 2, 2014, and $14.76 per share, (y) multiplied by 103,296.4, such payment subject to a $250,000 cap and payable in July 2014. As consideration for the Company's entry into such agreement, the agreement contained a release of claims against the Company by Mr. Zhu, as well as other typical restrictive covenants relating to his departure.

Officer Severance Pay Plan

In April 2008, the Board approved the OSPP, which was amended in July 2008 and was further amended on May 20, 2014 (the "2014 OSPP Amendment"). The OSPP was established by the Company to provide certain severance benefits, subject to the terms and conditions of the OSPP, to designated officers (those with a position of Vice President or above, or an equivalent title as approved by the Compensation Committee, and excluding the Chief Executive Officer) in the event that their employment is permanently terminated as a result of a "Qualifying Termination". For purposes of the OSPP, an executive is subject to a "Qualifying Termination" if:

•
the executive is on active payroll or is on an approved leave of absence with a right to reinstatement at the time his or her employment terminates;

•
the executive's employment is terminated by the Company other than for "Cause" (which includes a refusal or failure to perform, or material negligence in the performance of, the executive's duties, a material breach of a material agreement between the executive and the Company, fraud, embezzlement, theft, other dishonesty, the conviction of or plea of guilty or nolo contendere to a crime involving dishonesty or moral turpitude, breach of a fiduciary duty to the Company or violation of Company policy that could expose the Company to liability or could damage the Company's business or reputation) and other than a result of death or disability;

•
the executive is not offered and has not accepted other employment with (1) an affiliate of the Company, (2) a successor of the Company, or (3) a purchaser of some or all of the assets of the Company, in each case: (a) in a position which the executive is qualified to perform regardless of whether the executive is subject to, among other things, a new job title, different reporting relationships or a modification of the executive's duties and responsibilities; (b) in a position that, when compared with the executive's last position with the Company, provides a comparable base salary and bonus opportunity; and (c) where there is no change in the executive's principal place of employment to a location more than 35 miles from the executive's principal place of employment immediately prior to the Qualifying Termination; and

•
the executive continues employment until the termination date designated by the Company or such earlier date to which the Company agrees, and, during the period from the date the executive receives notice of termination until the termination date, the executive continues to perform to the reasonable satisfaction of the Company.

Executives subject to a Qualifying Termination are entitled to the following benefits:

•
severance pay, payable in accordance with the Company's normal payroll practices, at the following levels: (i) for the position of Vice President with less than two years of service, six months of base salary continuation; (ii) for the position of Vice President with two or more years of service, twelve months of base salary continuation; (iii) for the position of Senior Vice President, Executive Vice President or President with less than two years of service, twelve months of base salary continuation; and (iv) for the position of Senior Vice President, Executive Vice President or President with two or more years of service, eighteen months of base salary continuation

•
a pro-rated target annual bonus for the year of termination (or, following the 2014 OSPP Amendment, a pro-rated earned annual bonus for the year of termination); and

•
the continuation of group medical and dental benefits for the salary continuation period.

In order to obtain severance benefits under the OSPP, an executive must first execute a severance agreement and release with the Company that includes a waiver and release of any and all claims against the Company and a commitment that, for one year following termination (or, following the 2014 OSPP Amendment, for the greater of twelve months and the severance period), the executive will not solicit or hire any associate or distributor or vendor of the Company or its subsidiaries and will not directly or indirectly compete with, or join an organization that directly or indirectly competes with, the Company. Additionally, an executive officer will not be eligible for benefits under the OSPP if he or she is eligible for severance pay or other termination benefits under any other severance pay plan or under any employment agreement or other agreement with the Company or any of its affiliates.

Equity plans

Each of the Named Executive Officers currently employed with the Company has entered into a stock option agreement and a restricted stock award agreement that provides for vesting upon a Change of Control (as defined in the Stockholders Agreement and above under "—Potential Payments upon Termination or a Change of Control"). Had a Change of Control occurred on the last day of fiscal 2013, each Named Executive Officer would have realized the following values for their options, including those vesting in the Change of Control, (based on the spread, if any, of the fair market value of the Common Stock as of fiscal year end $16.03 over the value of the applicable exercise prices for the options): Carl S. Rubin $4,000,000; Charles M. Sonsteby $7,012,045; Thomas C. DeCaro, $5,881,383; Philo T. Pappas, $5,989,339; and Paula A. Puleo $3,702,606. Had a Change of Control occurred on the last day of fiscal 2013, each Named Executive Officer would have realized the following values for their unvested restricted shares, including those vesting in the Change of Control: Carl S. Rubin $5,358,588; Charles M. Sonsteby $756,174; Thomas C. DeCaro, $160,888; Philo T. Pappas, $2,664,873; and Paula A. Puleo $243,461.

Estimated separation payments

The table below reflects the amount of compensation payable in the event of an involuntary termination without cause or resignation for good reason to (i) Mr. Rubin under his employment agreement, and (ii) each of the other Named Executive Officers, other than Messrs. Klessel (who was not an employee of the Company and was not entitled to any compensation or severance from the Company and does not participate in the Company's equity plan), Crombie (who did not receive any separation payments in connection with his voluntary retirement from the Company on July 31, 2013) and Zhu and Ms. Puleo, under the OSPP described above and, in the case of Messrs. Sonsteby and Pappas, their restricted stock agreements entered into prior to fiscal 2013 (solely in respect of an involuntary termination without cause). The amounts shown in the table for the Named Executive Officers, other than Messrs. Klessel, Crombie and Zhu and Ms. Puleo, assume that the executive's termination was effective as of the last day of the fiscal year, February 1, 2014, and have been determined, where applicable, using a price of $16.03 per share of Common Stock, the fair market value of our Common Stock on such date. The actual amounts, or value, to be paid to these Named Executive Officers can only be determined at the time of such executive's separation from the Company. For Ms. Puleo, the amounts shown are the actual amounts she was paid, or entitled to, as a result of her separation, effective as of March 9, 2014, as well as amounts expected to be paid pursuant to the OSPP for continuing benefits during her 18 month severance period. For Mr. Zhu, the amounts shown are the actual amounts he was paid, or entitled to, in connection with his separation agreement with the Company.

Executive	Executive payments and benefits upon termination without cause or by executive with good reason ($)

Carl S. Rubin
Salary	$2,200,000
Bonus	1,100,000
Welfare Benefits	30,557	(2)

Total	$3,330,557
Charles M. Sonsteby
Salary	$1,066,663
Bonus	497,776
Restricted Stock	361,524
Welfare Benefits	14,754	(2)

Total	$1,940,717
Thomas C. DeCaro
Salary	$590,155
Bonus	196,718
Welfare Benefits	22,917	(2)

Total	$809,790
Philo T. Pappas
Salary	$647,846
Bonus	215,949
Restricted Stock	55,412
Welfare Benefits	22,917	(2)

Total	$942,124
Paula A. Puleo
Salary	$543,000
Bonus	14,281	(3)
Welfare Benefits	6,013	(2)

Total	$563,294
Weizhong "Wilson" Zhu(1)
Salary	$—
Bonus	71,351	(4)
Welfare Benefits	—

Totals	$71,351

(1)    In connection with Mr. Zhu's separation agreement with the Company, Mr. Zhu is additionally entitled to receive a cash amount, less any applicable withholdings, equal to: (x) the difference between the per share fair market value of the Company's common stock on July 2, 2014, and $14.76 per share, (y) multiplied by 103,296.4, such payment subject to a $250,000 cap and payable in July 2014.

(2)    Represents the estimated value of the Company paid portion of the premium for executive's medical and dental for the salary continuation period.

(3)    Represents Ms. Puleo's pro-rated targeted annual bonus for fiscal 2014 Pursuant to the Bonus Plan. Ms. Puleo received her full earned bonus for fiscal 2013 under the terms of Bonus Plan.

(4)   Represents Mr. Zhu's earned pro-rated bonus for fiscal year 2013 pursuant his separation agreement with the Company.

Share repurchase rights

As described above, under the Stockholders Agreement, upon any termination of a Named Executive Officer's employment by reason of the executive's death or disability, the executive or his/her estate has the option to sell to the Company all or any portion of the vested shares of the Common Stock owned by the Named Executive Officer within 60 days after the date of termination, at the fair market value of the shares as of the date they are repurchased.

In addition, upon termination of a Named Executive Officer's employment for any reason, the Company has the option to purchase all or any portion of the executive's shares that were originally purchased from the Company, at the fair market value of the shares. If the Company elects to purchase the executive's shares, it must deliver notice to the executive no later than 240 days after (but not before the date that is one day after the six-month anniversary of) the later of (i) the date of termination or (ii) the exercise of any option originally granted to the executive or the date upon which any unvested shares granted to the executive become vested shares. With respect to those shares issued to a Named Executive Officer directly or indirectly pursuant to an incentive plan, the Company may purchase all or any portion of the executive's shares at the fair market value of the shares (upon delivery of the notice as described in the immediately preceding sentence), if the executive's employment is terminated due to death, disability, by the Company without cause or by the executive for good reason (or in circumstances in which the Company would have no grounds to terminate the executive for cause). If the Named Executive Officer's employment is terminated by the Company for cause, the Company may purchase all or any portion of the executive's shares at the lesser of the cost or the fair market value of the shares. The Company's repurchase rights described herein will expire on the earlier of a Change of Control and an initial public offering, and as a result will expire upon the offering.

Assuming the Company exercised its option to repurchase at fair market value, the vested or purchased shares held by the Named Executive Officers on the last day of fiscal 2013, the Named Executive Officers would have received, based on the fair market value of the Common Stock as of fiscal year end $16.03, the following amounts for their shares: Carl S. Rubin $0; Charles M. Sonsteby $542,287; Thomas C. DeCaro $630,941; Philo T. Pappas $221,647; Paula A. Puleo $0; Nicholas E. Crombie $126,179; and Weizhong "Wilson" Zhu $3,035,980.

Director compensation

Except for Mr. Mahoney, directors are not paid any fees by the Company for services as directors, and they do not receive reimbursement for their expenses from the Company. Mr. Mahoney receives annual retainers of $50,000 and $10,000 for his service as a Board and Audit Committee member, respectively, and $1,500 and $750 for in person and telephonic attendance, respectively, at Board and Audit Committee meetings in excess of ten aggregate meetings in a fiscal year. Mr. Mahoney also received a restricted stock grant valued at $100,000 on the date of grant, to be fully vested on the one year anniversary of the date of grant, for shares of the Common Stock.

Our Board intends to adopt a director compensation program to be effective upon the completion of this offering. Pursuant to this program, each member of our Board who is not an employee of the Company or a sponsor-named director will be eligible to receive compensation for his or her service as a director as follows. Each director will receive an annual retainer of $50,000 for Board services, $10,000, if applicable, for Audit Committee services and $10,000, if applicable, for Compensation Committee services. The chair of the Audit Committee will receive an additional annual retainer of $10,000 and the chair of the Compensation Committee will receive an additional annual retainer of $10,000. Each director will also receive $1,500 and $750 for in person and telephonic attendance, respectively, at Board and committee meetings in excess of ten aggregate meetings in a fiscal year. Additionally each director will receive an annual restricted stock grant valued at $100,000 on the date of grant, to be fully vested on the one year anniversary of the date of grant, for shares of the Common Stock. While we are a "controlled company" for purposes of rules of The NASDAQ Stock Market, none of the directors affiliated with the Sponsors will be compensated for Board service.

Compensation committee interlocks and insider participation

Peter F. Wallace and Matthew S. Levin are the current members of our Compensation Committee and served in this role for all of fiscal 2013. Each of the members of our Compensation Committee is affiliated with our Sponsors and has not been deemed an independent director. None of our executive officers serves as a member of the board of directors or compensation committee of any other entity (other than a subsidiary) that has one or more executive officers who serve on our Board or Compensation Committee.

2014 Omnibus Plan

Prior to the completion of this offering, our Board intends to amend and restate our Equity Incentive Plan under the name The Michaels Companies, Inc. 2014 Omnibus Long-Term Incentive Plan (the "2014 Omnibus Plan") and following this offering, all equity-based awards will be granted under the 2014 Omnibus Plan. The 2014 Omnibus Plan will also permit grants of cash bonuses beginning in fiscal year 2014. As of the date of this prospectus, no awards have been made under the 2014 Omnibus Plan, in its amended and restated form. The following summary describes the material terms of the 2014 Omnibus Plan.

Purpose.    The purpose of the 2014 Omnibus Plan is to advance the Company's interests by providing for the grant to participants of equity and other incentive awards.

Plan administration.    The 2014 Omnibus Plan will be administered by the Compensation Committee whereas the Equity Incentive Plan had been administered by the Board. The Compensation Committee will have the authority to, among other things, interpret the 2014 Omnibus Plan, determine eligibility for, grant and determine the terms of awards under the 2014 Omnibus Plan, and to do all things necessary to carry out the purposes of the 2014 Omnibus Plan. The Compensation Committee's determinations under the 2014 Omnibus Plan will be conclusive and binding.

Authorized shares.    Subject to adjustment, the maximum number of shares of our Common Stock that may be delivered in satisfaction of awards under the 2014 Omnibus Plan, excluding shares already issued under the Equity Incentive Plan, but including shares issuable, but not yet issued, under outstanding awards granted under the Equity Incentive Plan, as well as shares available for future awards, will be 9,759,413.8 shares. Shares of Common Stock to be issued under the 2014 Omnibus Plan may be authorized but unissued shares of Common Stock or previously-issued shares acquired by the Company. Any shares of Common Stock underlying awards that are settled in cash or otherwise expire, terminate, are forfeited prior to the issuance of stock thereunder, or are withheld to cover the exercise price or any applicable tax withholding will again be available for issuance under the 2014 Omnibus Plan.

Individual limits.    The maximum number of shares for which stock options may be granted and the maximum number of shares of stock subject to stock appreciation rights to any person in any calendar year will each be five million shares. The maximum number of shares subject to other awards granted to any person in any calendar year will be five million shares. The maximum amount payable to any person in any calendar year under cash awards will be $10 million.

Eligibility.    The Compensation Committee will select participants from among the key associates, directors, consultants and advisors of the Company and its affiliates who are in a position to make a significant contribution to our success. Eligibility for stock options intended to be incentive stock options (ISOs) is limited to employees of the Company or certain affiliates.

Types of awards.    The 2014 Omnibus Plan provides for grants of stock options, stock appreciation rights, restricted and unrestricted stock and stock units, performance awards, cash awards, and other awards convertible into or otherwise based on shares of our stock. Dividend equivalents may also be provided in connection with an award under the 2014 Omnibus Plan.

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Stock options and stock appreciation rights: The exercise price of an option, and the base price against which a stock appreciation right is to be measured, are not permitted to be less than the fair market value (or, in the case of an ISO granted to a ten-percent shareholder, 110% of the fair market value) of a share of Common Stock on the date of grant. The Compensation Committee will determine the time or times at which stock options or stock appreciation rights become exercisable and the terms on which such awards remain exercisable.

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Restricted and unrestricted stock: A restricted stock award is an award of Common Stock subject to forfeiture restrictions, while an unrestricted stock award is not subject to restrictions under the 2014 Omnibus Plan.

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Stock units: A stock unit award is denominated in shares of Common Stock and entitles the participant to receive stock or cash measured by the value of the shares in the future. The delivery of stock or cash under a stock unit may be subject to the satisfaction of performance conditions or other vesting conditions.

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Performance awards: A performance award is an award the vesting, settlement or exercisability of which is subject to specified performance criteria. Performance awards may be stock-based or cash-based.

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Cash awards: A cash award is an award that is settled in cash.

Vesting.    The Compensation Committee will have the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award.

Termination of employment.    The Compensation Committee will determine the effect of termination of employment or service on an award. Unless otherwise provided by the Compensation Committee or in an award agreement, upon a termination of employment all unvested options and other awards requiring exercise will terminate, all other unvested awards will be forfeited and vested options will terminate if not exercised within post-termination exercise windows set forth in the Equity Incentive Plan.

Performance criteria.    The 2014 Omnibus Plan will provide that grants of performance awards, including cash-denominated awards and stock-based awards, will be made based upon, and subject to achieving, "performance objectives" over a performance period, which may be one or more periods of not less than 12 months' duration. Performance objectives with respect to those awards that are intended to qualify as "performance-based compensation" for purposes of Section 162(m) are limited to an objectively determinable measure or objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; net sales; comparable store sales; sales by location or store type; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, and/or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; operating efficiencies; operating income; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; buyer contribution; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m), the Compensation Committee may provide in the case of any award intended to qualify for such exception that one or more of the performance objectives applicable to an award will be adjusted to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by generally accepted accounting principles) occurring during the performance period of such award that affect the applicable performance objectives.

Transferability.    Awards under the 2014 Omnibus Plan may not be transferred except by will or by the laws of descent and distribution, unless (for awards other than ISOs) otherwise provided by the Compensation Committee.

Corporate transactions.    In the event of a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company's assets or a dissolution or liquidation of the Company, the Compensation Committee may, among other things, provide for continuation or assumption of outstanding awards, for new grants in substitution of outstanding awards, for the accelerated vesting or delivery of shares under awards, or in the plan, as amended and restated, for a cash-out of outstanding awards, in each case on such terms and with such restrictions as it deems appropriate. Except as the Compensation Committee may otherwise determine, awards not assumed will terminate upon the consummation of such corporate transaction.

Adjustment.    In the event of certain corporate transactions (including a stock dividend, stock split or combination of shares, recapitalization or other change in the Company's capital structure that constitutes an equity restructuring within the meaning of ASC 718), the Compensation Committee will make appropriate adjustments to the maximum number of shares that may be delivered under and the individual limits included in the 2014 Omnibus Plan, and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards, the exercise prices of such awards or any other terms of awards affected by such change. The Compensation Committee will also make the types of adjustments described above to take into account distributions and other events other than those listed above if it determines that such adjustments are appropriate to avoid distortion and preserve the value of awards.

Amendment and termination.    The Compensation Committee will be able to amend the 2014 Omnibus Plan or outstanding awards, or terminate the 2014 Omnibus Plan as to future grants of awards, except that the Compensation Committee will not be able alter the terms of an award if it would affect materially and adversely a participant's rights under the award without the participant's consent (unless expressly provided in the 2014 Omnibus Plan or reserved by the Compensation Committee). Stockholder approval will be required for any amendment to the extent such approval is required by law, including the Code or applicable stock exchange requirements.

 Equity compensation plan information

On July 22, 2013, in connection with the Reorganization the Board of Directors and stockholders approved The Michaels Companies, Inc. Equity Incentive Plan, as well as certain specific grants under the plan to key employees. In addition, the stockholders granted the Board authority to make plan grants to other eligible participants in the future, which has occurred. The following table gives information about equity awards under the above-mentioned plan as of May 3, 2014.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	10,849,023.6	$9.47	3,117,413.8
Equity compensation not approved by security holders	N/A	N/A	N/A
Total	10,849,023.6	$9.47	3,117,413.8

Bonus Plan for Fiscal 2014

Each of our named executive officers is entitled to participate in our 2014 Bonus Plan. The terms of the 2014 Bonus Plan, as they apply to our named executive officers and our other senior executives, will be generally the same as the terms that applied for fiscal 2013, as described above under "Executive Compensation—Compensation Elements—Annual Bonuses." Cash bonus awards payable in respect of fiscal 2014 will be determined based on the achievement of pre-established corporate and individual performance goals. The corporate performance goal for fiscal 2014 under our 2014 Bonus Plan is based on EBIT, minus an inventory charge (compared to our fiscal 2013 performance goal of EBITDA, minus an inventory charge). For fiscal 2014 the individual performance goals for the Named Executive Officers currently employed with the Company are as follows: Mr. Rubin's group of individual management business objectives are focused primarily on increasing EBITDA, margin enhancement and year-over-year comparable sales growth, as well as directing the Company's strategy. Mr. Sonsteby's group of individual management business objectives are focused primarily on new store growth and performance, increasing profitability and cash flow, effective use of capital and development of future strategies. Mr. DeCaro's group of individual management business objectives focus primarily on increasing profitability and cash flow, improvement in inventory turnover and in-stocks, supply chain cost management, and margin enhancement. For Mr. Pappas, his group of individual management business objectives focus primarily on increasing profitability and cash flow, store offering competiveness, pricing improvement, new business development, and margin enhancement.

Annual Incentive Plan

In connection with this offering, our Board has adopted The Michaels Companies, Inc. Annual Incentive Plan (the "Annual Plan"). Starting with fiscal 2015, annual award opportunities for executive officers, including our named executive officers, and other key associates will be granted under the Annual Plan. The Company expects that the structure of the annual bonus program under the Annual Plan following this offering will remain consistent with the bonus program in effect during fiscal 2014. For fiscal 2015, each named executive officer can receive a cash award, which will be determined based on the achievement of a pre-established corporate performance measure and a qualitative assessment of each participating executive's performance. The following summary describes the material terms of the Annual Plan. This summary is not a complete description of all provisions of the Annual Plan and is qualified in its entirety by reference to the Annual Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration.    The Annual Plan is administered by our compensation committee. Our compensation committee has authority to interpret the Annual Plan, and any interpretation or decision by the compensation committee with regard to any questions arising under the Annual Plan will be final and conclusive on all participants.

Eligibility.    Executive officers and other key associates of the Company and our subsidiaries will be selected from time to time by the compensation committee to participate in the Annual Plan.

Awards.    Award opportunities under the Annual Plan will be granted by our compensation committee prior to, or within a specified period of time following the beginning of, the fiscal year of the Company (or other performance period selected by the compensation committee). The compensation committee will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved, and such other terms and conditions as the compensation committee deems appropriate. The Annual Plan permits the grant of awards that are intended to qualify as exempt performance-based compensation under Section 162(m) as well as awards that are not intended to so qualify. Any awards that are intended to qualify as performance-based compensation will be administered in accordance with the requirements of Section 162(m).

Performance Criteria.    Awards under the Annual Plan will be made based on, and subject to achieving, "performance criteria" established by our compensation committee, which may relate to Company and/or individual performance. Performance criteria for awards intended to qualify as performance-based compensation for purposes of Section 162(m) are limited to the objectively determinable measures of performance relating to any or any combination of the following (measured absolutely, by reference to an index or indices, or relative to a peer group, and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; net sales; comparable store sales; sales by location or store type; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, and/or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; operating efficiencies; operating income; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; buyer contribution; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m), the compensation committee may provide that in the case of any award intended to qualify as exempt performance-based compensation under Section 162(m), that one or more of the performance criteria applicable to such award be adjusted in an objectively determinable manner to reflect events (for example, but without limitation, acquisitions or dispositions) occurring during the performance period of such award that affect the applicable performance criteria.

Payment.    A participant will be entitled to payment under an award only if all conditions to payment have been satisfied in accordance with the Annual Plan and the terms of the award. Following the close of the performance period, our compensation committee will determine (and, to the extent required by Section 162(m), certify) whether and to what extent the applicable performance criteria have been satisfied. Our compensation committee will then determine the actual payment, if any, under each award. Our compensation committee has the sole and absolute discretion to reduce (including to zero) the actual payment to be made under any award. Our compensation committee will determine the payment dates for awards under the Annual Plan. Our compensation committee may permit a participant to defer payment of an award.

Payment Limits.    The maximum payment to any participant under the Annual Plan in any fiscal year will in no event exceed $10 million.

Recovery of Compensation.    Awards under the Annual Plan will be subject to forfeiture, termination and rescission, and a participant who receives a payment pursuant to the Annual Plan will be obligated to return to the Company such payment, to the extent provided by our compensation committee in an award agreement, pursuant to Company policy relating to the recovery of erroneously-paid incentive compensation, or as otherwise required by law or applicable stock exchange listing standards.

Amendment and Termination.    Our compensation committee may amend the Annual Plan at any time, provided that any amendment will be approved by the Company's stockholders if required by Section 162(m). Our compensation committee may terminate the Annual Plan at any time.

Certain relationships and related party transactions

Management agreements with the Sponsors and others

In connection with the completion of the Merger, we entered into management agreements with the Sponsors pursuant to which the Sponsors provide management services to us until December 31, 2016, with evergreen extensions thereafter. Pursuant to these agreements, the Sponsors receive an aggregate annual management fee in the amount of $12.0 million and reimbursement for out-of-pocket expenses in connection with the provisions of services pursuant to the agreements. In fiscal 2013, fiscal 2012 and fiscal 2011, we recognized $12.7 million, $12.3 million and $12.2 million, respectively, of expense related to annual management fees and reimbursements. We recognized $3.3 million and $3.6 million in expense related to management fees and reimbursements for the first quarters of fiscal 2014 and fiscal 2013, respectively. The management agreements also provide that the Sponsors are entitled to receive fees in connection with certain subsequent financing, acquisition, disposition and change of control transactions, including this offering, of 1% of the gross value of any such transaction. The management agreements contain customary exculpation and indemnification provisions in favor of the Sponsors. The management agreements may be terminated by the Sponsors at any time and terminate automatically upon an initial public offering or a change of control unless we and the Sponsors determine otherwise.

Also, in connection with the completion of the Merger, we entered into a management agreement with Highfields, that provides for an annual management fee of $1.0 million. The management agreement with Highfields may be terminated by the Company at any time and terminates automatically upon an initial public offering or a change of control unless we and Highfields determine otherwise.

Upon termination, each provider of management services will be entitled to a termination fee calculated based on the present value of the annual fees due during the remaining period from the date of termination to October 31, 2016. We expect that the management agreements referenced above will be terminated in connection with this offering upon our payment of approximately $14 million, $14 million and $2 million to affiliates of Bain Capital, The Blackstone Group and Highfields, respectively.

Transactions with certain affiliates of Bain Capital and The Blackstone Group

We are party to a participation agreement with CoreTrust Purchasing Group ("CPG"), a division of HealthTrust Purchasing, designating CPG as our exclusive "group purchasing organization" for the purchase of certain non-merchandise products and services from third party vendors. CPG secures from vendors pricing terms for goods and services that are believed to be more favorable than participants in the group purchasing organization could obtain for themselves on an individual basis. In connection with purchases by its participants (including us), CPG receives a commission from the vendors in respect of such purchases. Although CPG is not affiliated with The Blackstone Group, in consideration for facilitating our participation in CPG and monitoring the services CPG provides to us, CPG remits a portion of the commissions received from vendors in respect of our purchases under the agreement to an affiliate of The Blackstone Group. Payments remitted by CPG to an affiliate of The Blackstone Group as a result of our purchases under the agreement were approximately $0.1 million during fiscal 2011, $0.1 million during fiscal 2012, $0.1 million during fiscal 2013, and less than $0.1 million during the first quarter of 2014.

Investment funds advised by Bain Capital own an approximate 42% equity position in LogicSource, an external vendor we utilize for print procurement services. Payments associated with this vendor were $5.3 million, $5.0 million and $4.6 million during fiscal 2013, fiscal 2012 and fiscal 2011, respectively. Payments associated with this vendor during the first quarters of fiscal 2014 and fiscal 2013 were

$0.9 million and $1.1 million, respectively. We currently anticipate that our payments to this vendor in the remainder of fiscal 2014 will be commensurate with those in fiscal 2013.

Investment funds advised by Bain Capital own an approximate 14% equity position in Sungard, an external vendor we utilize for certain integrated software and processing services. The Blackstone Group owns an approximate 13% equity position in Sungard. Payments associated with this vendor during fiscal 2013 and fiscal 2012 were $0.3 million and payments associated with this vendor were $0.2 million in fiscal 2011. Payments associated with this vendor during the first quarter of fiscal 2013 were $0.1 million and less than $0.1 million for the first quarter of fiscal 2014. We currently anticipate that our payments to this vendor in the remainder of fiscal 2014 will be commensurate with those in fiscal 2013.

The Blackstone Group owns an approximate 68% equity position in RGIS, an external vendor we utilize to count our store inventory. Payments associated with this vendor during fiscal 2013 and fiscal 2012 were $5.6 million and payments associated with this vendor were $6.3 million in fiscal 2011. Payments associated with this vendor during the first quarters of fiscal 2014 and fiscal 2013 were $2.0 million and $1.3 million, respectively. We currently anticipate that our payments to this vendor in the remainder of fiscal 2014 will be commensurate with those in fiscal 2013.

The Blackstone Group owns an approximate 67% equity position in Vistar, an external vendor we utilize for all of the candy-type items in our stores. Payments associated with this vendor during fiscal 2013, fiscal 2012 and fiscal 2011 were $24.0 million, $24.1 million and $20.3 million, respectively. Payments associated with this vendor during the first quarters of fiscal 2014 and fiscal 2013 were $7.2 million and $6.1 million, respectively. We currently anticipate that our payments to this vendor in the remainder of fiscal 2014 will be commensurate with those in fiscal 2013.

The Blackstone Group owns an approximate 77% equity position in Brixmor Properties Group, a vendor we utilize to lease certain properties. Payments associated with this vendor during fiscal 2013, fiscal 2012 and fiscal 2011 were $3.8 million, $4.7 million and $3.2 million, respectively. Payments associated with this vendor during the first quarters of fiscal 2014 and fiscal 2013 were $1.0 million and $1.0 million, respectively. We currently anticipate that our payments to this vendor in the remainder of fiscal 2014 will be commensurate with those in fiscal 2013.

The Company is a party to an employer health program agreement with Equity Healthcare, LLC ("Equity Healthcare"), an affiliate of The Blackstone Group. Equity Healthcare negotiates with providers of standard administrative services for health benefit plans as well as other related services for cost discounts and quality of service monitoring capability by Equity Healthcare. Because of the combined purchasing power of its client participants, Equity Healthcare is able to negotiate pricing terms for providers that are believed to be more favorable than the companies could obtain for themselves on an individual basis. In consideration for Equity Healthcare's provision of access to these favorable arrangements and its monitoring of the contracted third parties' delivery of contracted services to us, we pay Equity Healthcare a fee of $2.50 per participating employee per month ("PEPM Fee"). As we had approximately 5,660 employees enrolled in health and welfare benefit plans as of May 3, 2014, the annual amount paid under the agreement would be approximately $0.2 million.

Equity Healthcare may also receive a fee ("Health Plan Fees") from one or more of the health plans with whom Equity Healthcare has contractual arrangements if the total number of employees joining such health plans from participating companies exceeds specified thresholds. If and when Equity Healthcare reaches the point at which the aggregate of its receipts from the PEPM Fee and the Health Plan Fees have covered all of its allocated costs, it will apply the incremental revenues derived from all such fees to

(a) reduce the PEPM Fee otherwise payable by us; (b) avoid or reduce an increase in the PEPM Fee that might otherwise have occurred on contract renewal; or (c) arrange for additional services to us at no cost or reduced cost.

The Blackstone Group owns an approximate 76% equity position in Hilton Hotels, an external vendor we utilize for hospitality services. Payments associated with this vendor during fiscal 2013, fiscal 2012 and fiscal 20ll were $0.1 million, $1.1 million and $1.3 million, respectively. There were no payments associated with this vendor during the first quarters of fiscal 2014 and fiscal 2013. We currently anticipate that our payments to this vendor in the remainder of fiscal 2014 will be commensurate with those in fiscal 2012.

Our current directors (other than Jill A. Greenthal, John J. Mahoney, James A. Quella and Carl S. Rubin) are affiliates of Bain Capital or The Blackstone Group. As such, some or all of such directors may have an indirect material interest in payments with respect to debt securities of the Company that have been purchased by affiliates of Bain Capital and The Blackstone Group. As of May 3, 2014, affiliates of The Blackstone Group held $38 million of our Restated Term Loan Credit Facility.

The Company, to date, has not adopted any formal policies or procedures for the review, approval or ratification of certain related-party transactions that may be required to be reported under the SEC disclosure rules. However, the Board believes that the transactions described above were on an arms-length basis and in the best interests of the stockholder.

As discussed in "Management—Directors", each of the members of our Board (other than Jill Greenthal, John J. Mahoney, James A. Quella and Carl S. Rubin) is affiliated with the Sponsors, and our Board has determined Messrs. Mahoney and Quella, and Ms. Greenthal, are independent, as such term is defined under the rules of The NASDAQ Stock Market.

The Company periodically provides officers of the Company the opportunity to purchase shares of our Common Stock. There were no shares sold to, or repurchased from, officers during Fiscal 2013, Fiscal 2012, or Fiscal 2011. During the first quarter of Fiscal 2014, the Company repurchased 7,871.5 of Common Stock previously purchased. In addition, the Company repurchased 3,777,244.9, 614,923.7, and 628,815.9 shares during Fiscal 2013, Fiscal 2012, and Fiscal 2011, respectively, related to awards under our Equity Incentive Plan. During the first quarter of 2014, the Company repurchased 496,429.0 shares related to awards under the Equity Incentive Plan.

Other arrangements and relationships with the Sponsors

Investor agreement

In connection with the consummation of this offering, we will enter into an investor agreement with the Sponsors. The investor agreement will grant each of the Sponsors the right, subject to certain conditions, to name representatives to our Board and committees of our Board. Each Sponsor will have the right to designate three nominees for election to our Board until such time as that Sponsor owns less than 25% of our outstanding Common Stock, two nominees if that Sponsor's ownership level is 10% or more but less than 25% of our outstanding Common Stock and one nominee if that Sponsor's ownership level is 3% or more but less than 10% of our outstanding Common Stock. Subject to the terms of the investor agreement, each Sponsor agrees to vote its shares in favor of the election of the director nominees designated by the other Sponsors pursuant to the investor agreement. In addition, the investor agreement will provide each of the Sponsors with certain indemnification rights.

Amended and restated registration rights agreement

In connection with the Merger, we entered into a registration rights with the Sponsors and certain other stockholders. In connection with the consummation of this offering, the registration rights agreement will be amended and restated, effective upon the closing of this offering. The amended and restated registration rights agreement will provide the Sponsors with demand registration rights following the expiration of the 180 day lock-up period in respect of the shares of our Common Stock held by them. In addition, in the event that we register additional shares of Common Stock for sale to the public following the consummation of this offering, we will be required to give notice of such registration to the Sponsors and the other stockholders party to the agreement of our intention to effect such a registration, and, subject to certain limitations, the Sponsors and such holders will have piggyback registration rights providing them with the right to require us to include shares of Common Stock held by them in such registration. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares by the Sponsors or other holders described above. The amended and restated registration rights agreement will also contain certain restrictions on the sale of shares by the Sponsors. The amended and restated registration rights agreement includes customary indemnification provisions.

Other relationships

Upon completion of this offering, we estimate that our Sponsors will own approximately 80% of our outstanding Common Stock. For as long as our Sponsors continue to directly or indirectly own shares of our Common Stock representing more than 50% of the voting power of our Common Stock, our Sponsors will be able to direct the election of a majority of the members of our Board and could exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional Common Stock or other equity securities, the repurchase or redemption of Common Stock and the payment of dividends. Similarly, our Sponsors will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to them.

In addition to the amended and restated registration rights agreement and the coordination agreement discussed above, our Sponsors have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our Common Stock or other securities exercisable for or convertible into our Common Stock for a period of at least 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co. Except for this period, there can be no assurance as to the period of time during which our Sponsors will maintain their ownership of our Common Stock following the offering.

Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees and certain other persons who are otherwise associated with us through a directed share program. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Related person transactions policy

In accordance with the amended and restated charter of our Audit Committee, which will become effective upon the closing of this offering, and our policy with respect to related person transactions, which our Board (acting through our Audit Committee) will adopt prior to the closing of this offering, our Audit Committee will be responsible for reviewing and approving related person transactions.

The policy with respect to related person transactions will apply to transactions, arrangements and relationships (or any series of similar transactions, arrangements or relationships) where the aggregate amount involved will, or may be expected to, exceed $120,000 in any calendar year, and where we (or our subsidiaries) are a participant and in which a related person has or will have a direct or indirect material interest. A related person is: (1) any person who is, or at any time since the beginning of our fiscal year was, a director or executive officer of the company, or a nominee for director or executive officer of the company; (2) any person who is known to be the beneficial owner of more than 5% of any class of our voting securities; (3) any immediate family member of the foregoing persons and (4) any firm, corporation or other entity in which any of the foregoing persons has a position or relationship, or in which such person, together with his or her immediate family members, has a 10% or greater beneficial ownership.

In the course of its review and approval of related person transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy with respect to related person transactions will require our Audit Committee to consider, among other factors it deems appropriate:

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the benefits to the Company

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the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which a director has a position or relationship

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the availability of other sources for comparable products or services

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the terms of the transaction

•
the terms available to unrelated third parties or to employees generally

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the Audit Committee determines in good faith.

Description of certain indebtedness

Restated term loan credit facility

General

On October 31, 2006, MSI executed a Senior Secured Term Loan Facility with Deutsche Bank and other lenders. The full amount was initially borrowed on October 31, 2006, with the balance payable on October 31, 2013.

On January 28, 2013, MSI entered into the Amended Credit Agreement to amend various terms of its Senior Secured Term Loan Facility, as amended. On June 10, 2014, MSI entered into an amendment to its Amended Credit Agreement to effect the Incremental Term Loans (the "First Amendment"). The Amended Credit Agreement, together with related security, guarantee and other agreements, is referred to as the "Restated Term Loan Credit Facility."

The Restated Term Loan Credit Facility provides for senior secured financing of $1,640 million. MSI has the right under the Restated Term Loan Credit Facility to request additional term loans in an aggregate amount of up to (a) $500 million and (b) at MSI's option, an amount of term loans so long as MSI's Consolidated Secured Debt Ratio (as defined in the Amended Credit Agreement) is no more than 3.25 to 1.00 on a pro forma basis as of the last day of the most recently-ended four fiscal quarter-period for which internal financial statements are available. The lenders under the Restated Term Loan Credit Facility will not be under any obligation to provide any such additional term loans, and the incurrence of any additional term loans is subject to customary conditions precedent.

On June 6, 2014, MSI priced an additional $850 million in aggregate principal amount of the Incremental Term Loans that mature in January 2020. The closing of the First Amendment and the funding of the Incremental Term Loans will be subject to, and concurrent with, the closing of this offering. For further discussion, see "Prospectus summary—Recent developments."

On May 3, 2014, the outstanding principal amount of term loans under the Restated Term Loan Credit Facility was approximately $1,623 million, and giving effect to the incurrence of the Incremental Term Loans, on a pro forma basis, the outstanding principal amount of term loans under the Restated Term Loan Credit Facility would have been approximately $2,473 million.

Amortization and maturity

Under the Restated Term Loan Credit Facility, MSI is required to make scheduled quarterly payments, each equal to 0.25% of the original principal amount of the term loans, subject to adjustments relating to the incurrence of additional term loans under the Restated Term Loan Credit Facility, for the first six years and three quarters, with the balance payable on January 28, 2020; provided, however, that the Maturity Date of the term loans will automatically become July 28, 2018, if as of July 28, 2018, (i) the Consolidated Secured Debt Ratio is greater than 3.25:1.00 and (ii) the then aggregate outstanding principal amount of MSI's 2018 Senior Notes (and certain refinancings thereof requiring principal payments prior to April 28, 2020) exceeds $250 million. Upon the redemption in full of the 2018 Senior Notes with the net proceeds of the issuance of the Additional 2020 Senior Subordinated Notes and the incurrence of the Incremental Term Loans, we expect that the Maturity Date will remain January 28, 2020.

Interest rate and fees

Borrowings under the Restated Term Loan Credit Facility bear interest at a rate per annum equal to, at MSI's option, either (a) a base rate determined by reference to the highest of (1) the prime rate of

Deutsche Bank, (2) the federal funds effective rate plus 1/2 of 1% and (3) LIBOR, subject to certain adjustments and a 1% floor, plus 1%, or (b) LIBOR, subject to certain adjustments and a 1% floor, in each case plus an applicable margin. The applicable margin is 1.75% (and will be 2.00%, with respect to the Incremental Term Loans) with respect to base rate borrowings and 2.75% (and will be 3.00%, with respect to the Incremental Term Loans) with respect to LIBOR borrowings. In addition, the applicable margin is subject to a 0.25% decrease based on MSI's Consolidated Secured Debt Ratio, but such decrease will not apply to the Incremental Term Loans.

Prepayments

The Restated Term Loan Credit Facility requires MSI to prepay outstanding term loans with (x) 100% of the net proceeds of any debt issued by MSI or its subsidiaries (with exceptions for certain debt permitted to be incurred under the Restated Term Loan Credit Facility) and (y) 50% (which percentage will be reduced to 25% if MSI's Consolidated Total Leverage Ratio (as defined in the Amended Credit Agreement) is less than 6.00:1.00 and will be reduced to 0% if MSI's Consolidated Total Leverage Ratio is less than 5.00:1.00) of MSI's annual Excess Cash Flow (as defined in the Amended Credit Agreement).

MSI must offer to prepay outstanding term loans at 100% of the principal amount to be prepaid, plus accrued and unpaid interest, with the proceeds of certain asset sales or casualty events under certain circumstances.

MSI may voluntarily prepay outstanding loans under the Restated Term Loan Credit Facility at any time without premium or penalty other than customary "breakage" costs with respect to LIBOR loans.

Guarantees and security

All obligations under the Restated Term Loan Credit Facility are unconditionally guaranteed by Holdings, and each of MSI's wholly-owned subsidiaries that guarantees obligations under the Restated Revolving Credit Facility. All obligations under the Restated Term Loan Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of Holdings, MSI and the Subsidiary Guarantors (as defined below), including:

•
a first-priority pledge of MSI's capital stock and all of the capital stock held directly by MSI and the Subsidiary Guarantors (which pledge, in the case of any foreign subsidiary, is limited to 65% of the voting stock of such foreign subsidiary and 100% of the non-voting stock of such subsidiary)

•
a first-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of Holdings, MSI and each Subsidiary Guarantor, including substantially all of MSI's and its subsidiaries' owned real property and equipment, but excluding, among other things, the collateral described in the following bullet point

•
a second-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by Holdings, MSI or the Subsidiary Guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges and debit card charges for sales of inventory by Holdings, MSI and the Subsidiary Guarantors, and certain related assets and proceeds of the foregoing

Covenants and other matters

The Restated Term Loan Facility contains a number of negative covenants that are substantially similar to, but more restrictive in certain respects than, those governing the 2018 Senior Notes as well as certain other customary representations and warranties, affirmative and negative covenants and events of default. As of May 3, 2014, MSI was in compliance with all covenants.

7 3/4% senior notes due 2018

General

On October 21, 2010, MSI issued $800 million aggregate principal amount of 7 3/4% Senior Notes that mature on November 1, 2018 (the "initial senior notes") at a discounted price of 99.262% of face value, resulting in an effective interest rate of 7 7/8%. Interest is payable semi-annually in arrears on each May 1 and November 1, commencing on May 1, 2011.

On September 27, 2012, MSI issued the Additional Senior Notes under the indenture governing the initial senior notes. The Additional Senior Notes were issued at a premium of 106.25% of face value, resulting in an effective interest rate of 6 1/2%. The Additional Senior Notes form a single class with the initial senior notes and have terms that are identical to the initial senior notes, except that interest on the Additional Senior Notes accrues from and including May 1, 2012.

Guarantees and security

The 2018 Senior Notes are guaranteed, jointly and severally, fully and unconditionally, on an unsecured senior basis, by each of MSI's subsidiaries that guarantee indebtedness under the Senior Secured Credit Facilities.

Ranking

The 2018 Senior Notes and the guarantees thereof are MSI's and the guarantors' unsecured senior obligations and (i) rank senior in right of payment to all of MSI's and the guarantors' existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the 2018 Senior Notes (including the 2020 Senior Subordinated Notes, as described below); (ii) rank equally in right of payment to all of MSI's and the guarantors' existing and future debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the 2018 Senior Notes; (iii) are effectively subordinated to all of MSI's and the guarantors' existing and future secured debt (including obligations under the Senior Secured Credit Facilities), to the extent of the value of the assets securing such debt; and (iv) are structurally subordinated to all obligations of MSI's subsidiaries that are not guarantors of the 2018 Senior Notes.

Prepayments

At any time prior to November 1, 2014, MSI may redeem all or a part of the 2018 Senior Notes at a redemption price equal to 100% of the principal amount of the 2018 Senior Notes redeemed plus a make-whole premium, as provided in the indenture governing the 2018 Senior Notes ("2018 Senior Indenture"), and accrued and unpaid interest to, but not including, the date of redemption, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date.

On and after November 1, 2014, MSI may redeem the 2018 Senior Notes, in whole or in part, upon notice, at the redemption prices (expressed as percentages of principal amount of the 2018 Senior Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the applicable date of redemption if redeemed during the twelve-month period beginning on November 1 of each of the years indicated below:

Year	Percentage

2014	103.875%
2015	101.938%
2016 and thereafter	100.000%

Upon a change in control MSI is required to offer to purchase all of the 2018 Senior Notes (including the aggregate principal amount of the notes issued after October 21, 2010) at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest.

Certain covenants and events of default

The 2018 Senior Indenture contains covenants limiting, among other things, MSI's ability and the ability of MSI's restricted subsidiaries to:

•
incur or guarantee additional debt

•
pay dividends or distributions on MSI's capital stock or repurchase MSI's capital stock or prepay debt subordinated to the 2018 Senior Notes

•
issue stock of subsidiaries

•
make certain investments, loans, advances and acquisitions

•
create liens on MSI's or the guarantors' assets to secure debt

•
enter into transactions with affiliates

•
merge or consolidate with another company

•
sell or otherwise transfer assets

As of May 3, 2014, MSI was in compliance with all covenants.

The 2018 Senior Indenture also provides for events of default, which, if certain of them occur, would permit the trustee under the 2018 Senior Indenture or holders of at least 25% in aggregate principal amount of the then outstanding 2018 Senior Notes (including the aggregate principal amount of the 2018 Senior Notes issued after October 21, 2010) to declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding 2018 Senior Notes to be due and payable immediately.

MSI intends to use the net proceeds of the offering of the Additional 2020 Senior Subordinated Notes to redeem a portion of the outstanding 2018 Senior Notes, to pay the applicable make-whole premium and accrued and unpaid interest thereon to, but not including, the applicable redemption date and to pay related fees and expenses. In addition, MSI intends to use the net proceeds of the Incremental Term Loans to redeem the remaining outstanding 2018 Senior Notes that are not redeemed with the proceeds of the Additional 2020 Senior Subordinated Notes, plus the applicable make-whole premium and accrued and unpaid interest thereon to, but not including, the applicable redemption date. See "Prospectus summary—Recent developments."

5 7/8% senior subordinated notes due 2020

General

On December 19, 2013, MSI issued $260 million in principal amount of its 2020 Senior Subordinated Notes. Interest is payable semi-annually in arrears on each June 15 and December 15, commencing on June 15, 2014.

On June 16, 2014, MSI issued $250,000,000 aggregate principal amount of Additional 2020 Senior Subordinated Notes under the indenture governing the 2020 Senior Subordinated Notes. The Additional 2020 Senior Subordinated Notes were issued at a price of 102% of face value, resulting in an effective interest rate of approximately 5.76%. The Additional 2020 Senior Subordinated Notes form a single class with the existing 2020 Senior Subordinated Notes under the indenture governing the 2020 Senior Subordinated Notes and have the same terms as the existing 2020 Senior Subordinated Notes, except that interest on the Additional 2020 Senior Subordinated Notes accrues from and including June 15, 2014.

Guarantees and security

The 2020 Senior Subordinated Notes are guaranteed, jointly and severally, fully and unconditionally, on an unsecured senior subordinated basis, by each of MSI's subsidiaries that guarantee indebtedness under the Senior Secured Credit Facilities.

Ranking

The 2020 Senior Subordinated Notes and the guarantees thereof are MSI's and the guarantors' unsecured senior subordinated obligations and (i) are subordinated in right of payment to all of MSI's and the guarantors' existing and future senior debt, including the Senior Secured Credit Facilities and the 2018 Senior Notes; (ii) rank equally in right of payment to all of MSI's and the guarantors' future senior subordinated debt; (iii) are effectively subordinated to all of MSI's and the guarantors' existing and future secured debt (including the Senior Secured Credit Facilities) to the extent of the value of the assets securing such debt; (iv) rank senior in right of payment to all of MSI's and the guarantors' existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the 2020 Senior Subordinated Notes; and (v) are structurally subordinated to all obligations of MSI's subsidiaries that are not guarantors of the 2020 Senior Subordinated Notes.

Prepayments

At any time prior to December 15, 2016, MSI may redeem all or a part of the 2020 Senior Subordinated Notes at a redemption price equal to 100% of the principal amount of the 2020 Senior Subordinated Notes redeemed plus a make-whole premium, as provided in the indenture governing the 2020 Senior Subordinated Notes ("2020 Senior Subordinated Notes Indenture"), and accrued and unpaid interest to, but not including, the date of redemption, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date.

On and after December 15, 2016, MSI may redeem all or part of the 2020 Senior Subordinated Notes, upon notice, at the redemption prices (expressed as percentages of principal amount of the 2020 Senior Subordinated Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the applicable date of redemption if redeemed during the twelve-month period beginning on December 15 of each of the years indicated below:

Year	Percentage

2016	102.938%
2017	101.469%
2018 and thereafter	100.000%

In addition, until December 15, 2016, MSI may, at its option, on one or more occasions redeem up to 40% of the aggregate principal amount of the 2020 Senior Subordinated Notes with the aggregate principal amount of 2020 Senior Subordinated Notes to be redeemed (the "Equity Offering Redemption Amount") not to exceed an amount equal to the aggregate gross proceeds from one or more Equity Offerings (as defined in the 2020 Senior Subordinated Notes Indenture), at a redemption price equal to 105.875% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to, but not including, the applicable date of redemption, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date; provided that (i) each such redemption occurs within 120 days of the date of closing of each such Equity Offering; (ii) proceeds in an amount equal to or exceeding the applicable Equity Offering Redemption Amount shall be received by, or contributed to the capital of, MSI or any of its restricted subsidiaries and (iii) at least 50% of the sum of the aggregate principal amount of 2020 Senior Subordinated Notes originally issued under the 2020 Senior Subordinated Notes Indenture and any 2020 Senior Subordinated Notes that are issued under the 2020 Senior Subordinated Notes Indenture after the original issue date remains outstanding immediately after the occurrence of each such redemption.

Upon a change in control, MSI is required to offer to purchase all of the 2020 Senior Subordinated Notes at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest.

Certain covenants and events of default

The 2020 Senior Subordinated Notes Indenture contains restrictive covenants and events of default substantially similar to, but less restrictive in certain customary respects than, those of the 2018 Senior Notes described above. As of May 3, 2014, MSI was in compliance with all covenants.

Restated Revolving Credit Facility

General

On February 18, 2010, MSI entered into an agreement to amend and restate various terms of the then existing senior secured asset-based Revolving Credit Facility, dated as of October 31, 2006. On September 17, 2012, MSI entered into a second amended and restated credit agreement with Wells Fargo and other lenders to amend various terms of the senior secured asset-based Revolving Credit Facility. On June 6, 2014, MSI amended its second amended and restated credit agreement to, among other things, permit the incurrence of the Incremental Term Loans and the refinancing of the 2018 Senior Notes with the net proceeds of the Additional 2020 Senior Subordinated Notes and the Incremental Term Loans.

The Restated Revolving Credit Facility provides for senior secured financing of up to $650 million, subject to a borrowing base, maturing on September 17, 2017. The borrowing base under the Restated Revolving Credit Facility equals the sum of (i) 90% of eligible credit card receivables and debit card receivables, plus (ii) 90% of the appraised net orderly liquidation value of eligible inventory, plus (iii) the lesser of (x) 90%

of the appraised net orderly liquidation value of inventory supported by eligible letters of credit and (y) 90% of the face amount of eligible letters of credit, minus (iv) certain reserves.

As of May 3, 2014, the Restated Revolving Credit Facility provided for an aggregate amount of $650 million in commitments, of which we had no outstanding borrowings, supported $61 million of outstanding standby letters of credit and provided $589 million of unused borrowing capacity.

The Restated Revolving Credit Facility provides MSI with the right to request up to $200 million of additional commitments under the Restated Revolving Credit Facility. The lenders under the Restated Revolving Credit Facility will not be under any obligation to provide any such additional commitments, and any increase in commitments is subject to customary conditions precedent. If MSI were to request any such additional commitments, and the existing lenders or new lenders were to agree to provide such commitments, the facility size could be increased to up to $850 million, but MSI's ability to borrow under the Restated Revolving Credit Facility would still be limited by the borrowing base.

If, at any time, the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Restated Revolving Credit Facility exceeds the lesser of (i) the commitment amount and (ii) the Loan Cap, MSI will be required to repay outstanding loans and cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If excess availability under the Restated Revolving Credit Facility is less than (i) 12.5% of the Loan Cap, for five consecutive business days or (ii) $65 million, at any time, or if certain events of default have occurred, MSI will be required to repay outstanding loans and cash collateralize letters of credit with the cash MSI is required to deposit daily in a collection account maintained with the agent under the Restated Revolving Credit Facility. Excess availability under the Restated Revolving Credit Facility means the Loan Cap minus the outstanding credit extensions. MSI may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary breakage costs with respect to LIBOR loans. There is no scheduled amortization under the Restated Revolving Credit Facility; the principal amount of the loans outstanding is due and payable in full on the ABL Maturity Date.

Interest rate and fees

Borrowings under the Restated Revolving Credit Facility bear interest at a rate per annum equal to, at MSI's option, either (a) a base rate determined by reference to the highest of (1) the prime rate of Wells Fargo, (2) the federal funds effective rate plus 0.50% and (3) LIBOR subject to certain adjustments plus 1.00% or (b) LIBOR subject to certain adjustments, in each case plus an applicable margin. The initial applicable margin is (a) 0.75% for prime rate borrowings and 1.75% for LIBOR borrowings. The applicable margin is subject to adjustment each fiscal quarter based on the excess availability under the Restated Revolving Credit Facility. Same-day borrowings bear interest at the base rate plus the applicable margin.

MSI is required to pay a commitment fee on the unutilized commitments under the Restated Revolving Credit Facility, which initially is 0.375% per annum. The commitment fee is subject to adjustment each fiscal quarter. If average daily excess availability is less than or equal to 50% of the total commitments, the commitment fee will be 0.25% per annum, and if average daily excess availability is greater than 50% of the total commitments, the commitment fee will be 0.375%. MSI must also pay customary letter of credit fees and agency fees.

Guarantees and security

All obligations under the Restated Revolving Credit Facility are unconditionally guaranteed, jointly and severally by Holdings and all of MSI's existing domestic material subsidiaries and are required to be guaranteed by certain of MSI's future domestic wholly-owned material subsidiaries. All obligations under the Restated Revolving Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of Holdings, MSI and the Subsidiary Guarantors, including:

•
a first-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by Holdings, MSI or the Subsidiary Guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges and debit card charges for sales of inventory by Holdings, MSI and the Subsidiary Guarantors, and certain related assets and proceeds of the foregoing;

•
a second-priority pledge of all of MSI's capital stock and the capital stock held directly by MSI and the Subsidiary Guarantors (which pledge, in the case of the capital stock of any foreign subsidiary, is limited to 65% of the voting stock of such foreign subsidiary and 100% of the non-voting stock of such subsidiary); and

•
a second-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of Holdings, MSI and each Subsidiary Guarantor, including substantially all of MSI's owned real property and equipment.

Covenants and other matters

The Restated Revolving Credit Facility contains a number of covenants that, among other things and subject to certain exceptions, restrict MSI's ability and the ability of its restricted subsidiaries to:

•
incur or guarantee additional indebtedness
•
pay dividends on MSI's capital stock or redeem, repurchase or retire MSI's capital stock
•
make investments, loans, advances and acquisitions
•
create restrictions on the payment of dividends or other amounts to MSI from its restricted subsidiaries
•
engage in transactions with affiliates of MSI
•
sell assets, including capital stock of MSI's subsidiaries
•
prepay or redeem indebtedness
•
consolidate or merge
•
create liens

The covenants limiting dividends and other restricted payments, investments, loans, advances and acquisitions, and prepayments or redemptions of indebtedness, each permit the restricted actions in an unlimited amount, subject to the satisfaction of certain payment conditions, principally that MSI must meet certain specified excess availability requirements and minimum consolidated fixed charge coverage ratios, to be tested on a pro forma and 6 months projected basis. Adjusted EBITDA is used in the calculation of the consolidated fixed charge coverage ratios. The Restated Revolving Credit Facility also contains certain customary affirmative covenants and events of default. As of May 3, 2014, MSI was in compliance with all covenants.

From the time when MSI has excess availability less than the greater of (a) 10% of the Loan Cap and (b) $50 million, until the time when MSI has excess availability greater than the greater of (a) 10% of the

Loan Cap and (b) $50 million for 30 consecutive days, the Restated Revolving Credit Facility will require MSI to maintain a consolidated fixed charge coverage ratio of at least 1.0 to 1.0.

7.50/8.25% PIK toggle notes due 2018

General

On July 29, 2013, FinCo Holdings and FinCo Inc. (together, the "Holdco Issuers") issued $800 million aggregate principal amount of their Holdco Notes maturing on August 1, 2018. Interest is payable semi-annually in arrears on each February 1 and August 1, commencing on February 1, 2014 at a rate of 7.50% per annum with respect to cash interest and 8.25% per annum with respect to PIK Interest (as defined below), which is the cash interest rate plus 75 basis points.

The Holdco Issuers are required to pay interest on the Holdco Notes entirely in cash, unless certain conditions are satisfied, in which case, the Holdco Issuers are entitled to pay all or a portion of the interest for such interest period by increasing the principal amount of the notes or by issuing new notes (such increase or issuance, "PIK Interest"). Interest for the first two interest periods ending after the issue date are payable entirely in cash. Interest for the final interest period ending at stated maturity shall be payable entirely in cash.

Guarantees and security

The Holdco Notes are not guaranteed but may, under certain limited circumstances, be guaranteed by certain subsidiaries of FinCo Holdings in the future.

Ranking

The Holdco Notes are the Holdco Issuers' unsecured senior obligations and (i) rank senior in right of payment to all of the Holdco Issuers' existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the Holdco Notes; (ii) rank equally in right of payment to all of the Holdco Issuers' existing and future debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the Holdco Notes; (iii) are effectively subordinated in right of payment to all of the Holdco Issuers' existing and future secured debt, to the extent of the value of the assets securing such debt; and (iv) are structurally subordinated to all existing and future obligations of the Holdco Issuers' subsidiaries (other than FinCo Inc.) that are not guarantors of the Holdco Notes, including MSI's Senior Secured Credit Facilities, 2018 Senior Notes and 2020 Senior Subordinated Notes.

Prepayments

At any time prior to August 1, 2014, the Holdco Issuers may redeem all or a part of the Holdco Notes at a redemption price equal to 100% of the principal amount of the Holdco Notes redeemed plus a make-whole premium, as provided in the indenture governing the Holdco Notes (the "Holdco Indenture"), and accrued and unpaid interest to, but not including, the date of redemption, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date.

On and after August 1, 2014, the Holdco Issuers may redeem the Holdco Notes, in whole or in part, upon notice, at the redemption prices (expressed as percentages of principal amount of the Holdco Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the applicable date of redemption if redeemed during the twelve-month period beginning on August 1 of each of the years indicated below:

Year	Percentage

2014	102.000%
2015	101.000%
2016 and thereafter	100.000%

In addition, until August 1, 2015, the Holdco Issuers may, at their option, on one or more occasions redeem up to 100% of the aggregate principal amount of the Holdco Notes with the aggregate principal amount of Holdco Notes to be redeemed not to exceed an amount equal to the aggregate gross proceeds from one or more Equity Offerings (as defined in the Holdco Indenture), at a redemption price equal to (i) prior to August 1, 2014, 102% of the aggregate principal amount thereof, and (ii) from August 1, 2014 to August 1, 2015, 101% of the aggregate principal amount thereof, in each case, plus accrued and unpaid interest thereon to, but not including, the applicable date of redemption, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date; provided that each such redemption occurs within 120 days of the date of closing of each such Equity Offering; and provided further that proceeds in an amount equal to or exceeding the applicable Equity Offering Redemption Amount shall be received by, or contributed to the capital of FinCo Holdings or any of its restricted subsidiaries.

Upon a change in control the Holdco Issuers are required, subject to certain exceptions, to offer to purchase all of the Holdco Notes at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but not including, the date of repurchase.

We intend to redeem $466 million principal amount of the Holdco Notes with the proceeds from this offering. See "Use of Proceeds".

Certain covenants and events of default

The Holdco Indenture contains restrictive covenants and events of default substantially similar to, but less restrictive than, those of the 2018 Senior Notes described above. FinCo Holdings and all of its restricted subsidiaries, including MSI and its subsidiaries, are subject to the restrictive covenants in the Holdco Indenture. As of May 3, 2014, the Holdco Issuers were in compliance with all covenants.

Principal and selling stockholders

The following table presents information regarding the number of shares of Common Stock beneficially owned as of June 9, 2014 (unless otherwise indicated) by each of Michaels' directors and the Named Executive Officers (as defined in "Executive Compensation—Compensation Discussion and Analysis—Executive and Director Compensation—Summary Compensation Table"), and the current directors and executive officers of Michaels as a group (after giving effect to the 1.476-for-one stock split effected on June 6, 2014). In addition, the table presents information about each person or entity known to Michaels to beneficially own 5% or more of Common Stock. If the underwriters' option to purchase additional shares is exercised in full, Bain Capital and related funds will offer 1,953,540 shares, affiliates of The Blackstone Group will offer 1,953,540 shares and Highfields and related funds will offer 259,587 shares in this offering.

Unless otherwise indicated by footnote, the beneficial owner exercises sole voting and investment power over the shares noted below. The percentage of beneficial ownership for our directors and executive officers, both individually and as a group, is calculated based on 175,326,060.7 shares of Common Stock outstanding as of June 9, 2014, and the number of unissued shares as to which such person or persons has the right to acquire voting and/or investment power within 60 days. Other than beneficial ownership information relating to the Company's executive officers, the beneficial ownership information set forth below was provided by or on behalf of our Directors, our Sponsors, and Highfields, and the Company has not independently verified the accuracy or completeness of the information so provided.

	Shares owned before offering			Shares owned after offering (no option exercise)†			Shares owned after offering (full option exercise)†
Name and address of beneficial owner(1)
	Number	Percent		Number	Percent		Number	Percent

Beneficial Owners of 5% or More of Our Common Stock:
Michaels Holdings LLC(2)(5)	162,911,260.1	92.9%		—	—		—	—
Bain Capital Investors, LLC and related funds(2)	—	—		81,455,630.1	40.1%		79,502,090.1	39.1%
Affiliates of The Blackstone Group L.P.(5)	—	—		81,455,630.1	40.1%		79,502,090.1	39.1%
Highfields Capital Management LP and related funds(6)	10,823,877.0	6.2%		10,823,877.0	5.3%		10,564,290.0	5.2%
Directors and Named Executive Officers:
Joshua Bekenstein(3)	—	—		—	—		—	—
Todd M. Cook(4)	—	—		—	—		—	—
Nadim El Gabbani(5)	—	—		—	—		—	—
Jill A. Greenthal(7)	—	—		—	—		—	—
Lewis S. Klessel(4)	—	—		—	—		—	—
Matthew S. Levin(4)	—	—		—	—		—	—
John J. Mahoney(8)	—	—		—	—		—	—
James A. Quella(7)	—	—
Peter F. Wallace(5)	—	—
Carl S. Rubin(9)	684,349.9		*	684,349.9		*	684,349.9		*
Charles M. Sonsteby(10)	620,639.4		*	620,639.4		*	620,639.4		*
Thomas C. DeCaro(11)	734,838.7		*	734,838.7		*	734,838.7		*
Philo T. Pappas(12)	873,239.6		*	873,239.6		*	873,239.6		*
Paula A. Puleo(13)	109,411.4		*	109,411.4		*	109,411.4		*
Nicholas E. Crombie(14)	—			—			—
Weizhong "Wilson" Zhu(15)	189,395.9		*	189,395.9		*	189,395.9		*
All current directors and executive officers as a group (19 persons)(16)	3,978,550.9	2.2%		3,978,550.9	1.9%		3,978,550.9	1.9%

*      Less than one percent.

†      The information presented in this column gives effect to the dissolution of Michaels Holdings LLC and the distribution of shares of our Common Stock held by Michaels Holdings LLC to its equity holders in accordance with the provisions of its organizational documents.

(1)    Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership by a person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which such person has the right to acquire voting and/or investment power within 60 days. Unless otherwise indicated, the number of shares shown includes outstanding shares of Common Stock owned as of June 9, 2014 by the person indicated.

(2)    The shares included in this table consist of: (i) 81,217,899.1 shares of Common Stock held by Bain Capital Integral Investors 2006, LLC, whose administrative member is Bain Capital Investors, LLC ("BCI"); and (ii) 237,731.0 shares of Common Stock held by BCIP TCV, LLC, whose administrative member is BCI. Assuming full exercise of the underwriters' option to purchase additional shares, in this offering: (i) Bain Capital Integral Investors 2006, LLC will sell 1,947,839.0 shares of Common Stock; and (ii) BCIP TCV, LLC will sell 5,701.0 shares of Common Stock. As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by each of Bain Capital Integral Investors 2006, LLC and BCIP TCV, LLC (collectively, the "Bain Capital Entities"). The governance, investment strategy and decision-making process with respect to investments held by the Bain Capital Entities is directed by BCI's Global Private Equity Board ("GPEB"), which is comprised of the following individuals: Steven Barnes, Joshua Bekenstein, John Connaughton, Paul Edgerley, Stephen Pagliuca, Michel Plantevin, Dwight Poler, Jonathan Zhu and Stephen Zide. By virtue of the relationships described in this footnote, GPEB may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of GPEB disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on GPEB. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, 200 Clarendon Street, Boston, Massachusetts 02116.

(3)    Does not include shares indirectly held by the Bain Capital Entities. Mr. Bekenstein is a Managing Director of BCI and a member of GPEB and as a result, by virtue of the relationships described in footnote 2 above, may be deemed to share beneficial ownership of the common shares indirectly held by each of the Integral 06 and TCV via their respective membership interest in Michaels Holdings, LLC. The address of Mr. Bekenstein is c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

(4)   Does not include shares indirectly held by the Bain Capital Entities. Each of Messr. Cook, Klessel and Levin is a Managing Director of BCI and as a result, by virtue of the relationships described in footnote 2 above, may be deemed to share beneficial ownership of the common shares indirectly held by each of Integral 06 and TCV via their respective membership interest in Michaels Holdings, LLC. The address of Messrs. Cook, Klessel and Levin is c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

(5)    Includes 61,499,301.1 shares of our Common Stock owned by Blackstone Capital Partners V L.P. ("BCP V"), 14,065,576.5 shares of our Common Stock owned by BCP V-S L.P. ("BCP V-S"), 2,690,430.8 shares of our Common Stock owned by Blackstone Family Investment Partnership V L.P. ("Family"), 186,964.6 shares of our Common Stock owned by Blackstone Participation Partnership V L.P. ("Participation"), 2,742,215.9 shares of our Common Stock owned by BCP V-SMD Co-Investors L.P. ("BCP Co-Investors") and 271,141.2 shares of our Common Stock owned by Blackstone Family Investment Partnership V-A L.P. ("Family-SMD") (collectively, "the "Blackstone Funds"). Assuming full exercise of the underwriters' option to purchase additional shares, in this offering: (i) BCP V will sell 1,474,930.0 shares of Common Stock; (ii) BCP V-S will sell 337,333.0 shares of Common Stock; (iii) Family will sell 64,542.0 shares of Common Stock; (iv) Participation will sell 4,484.0 shares of Common Stock; (v) BCP Co-Investors will sell 65,766.0 shares of Common Stock; and (vi) Family-SMD will sell 6,503.0 shares of Common Stock. The general partner of BCP V, BCP V-S and BCP Co-Investors is Blackstone Management Associates V L.L.C. BMA V L.L.C. is the sole member of Blackstone Management Associates V L.L.C. BCP V Side-by-Side GP L.L.C. is the general partner of Family and Participation. Blackstone Holdings III L.P. is the managing member and majority in interest owner of BMA V L.L.C. and the sole member of BCP V Side-by-Side GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III G.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman. The general partner of Family-SMD is Blackstone Family GP L.L.C., which is controlled by its founder Mr. Schwarzman. As a result of his control of Blackstone Group Management L.L.C. and Family-SMD, Mr. Schwarzman has voting and investment power with respect to the shares held by the Blackstone Funds. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each (other than the Blackstone Funds to the extent of their direct holdings) disclaims beneficial ownership of such shares. The address for each of the Blackstone Funds, Blackstone Management Associates V L.L.C., BMA V L.L.C., BCP V Side-by-Side GP L.L.C., Blackstone Holdings III L.P., Blackstone Holdings III GP L.P., Blackstone Holdings III GP Management L.L.C., The Blackstone Group L.P., Blackstone Group Management L.L.C., Blackstone Family GP L.L.C. and Mr. El Gabbani and Mr. Wallace is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(6)   Includes 1,459,556.5 shares of our Common Stock owned by Highfields Capital I LP ("HC I"), 3,503,671.7 shares of our Common Stock owned by Highfields Capital II LP ("HC II") and 5,860,648.8 shares of our Common Stock owned by Highfields Capital III L.P. ("HC III" and together with HC I and HC II, the "Highfields Funds"). Assuming full exercise of the underwriters' option to purchase additional shares, in this offering: (i) HC I will sell 35,004.0 shares of Common Stock; HC II will sell 84,028.0 shares of Common Stock; and (iii) HCIII will sell 140,555.0 shares of Common Stock. Highfields Capital Management LP acts as the investment manager of the Highfields Funds and in such capacity has voting and investment power with respect to the shares held thereby. Jonathon S. Jacobson is the Chief Executive Officer and Chief Investment Officer of Highfields Capital Management LP. Mr. Jacobson disclaims beneficial ownership of any shares owned by the Highfields Funds. The address of Mr. Jacobson, Highfields Capital Management LP and the Highfields Funds is 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

(7)    The addresses of Ms. Greenthal and Mr. Quella are 345 Park Avenue, New York, New York 10154.

(8)   The address of Mr. Mahoney is 35 Draper Road, Dover, Massachusetts 02030.

(9)   Includes 369,000.0 stock options that vested on March 18, 2014. Includes 267,431.5 shares of unvested restricted stock for which Mr. Rubin holds voting rights.

(10)  Includes 167,568.8 stock options that vested on October 4, 2011, 167,568.8 stock options that vested on October 4, 2012, 167,568.8 stock options that vested on October 4, 2013 and 30,774.5 stock options that will vest on July 3, 2014. Includes 47,173.0 shares of unvested restricted stock for which Mr. Sonsteby holds voting rights.

(11)  Includes 212,541.0 stock options that vested on July 2, 2009, 91,566.6 stock options that vested on July 2, 2010, 91,569.6 stock options that vested on July 2, 2011, 91,569.6 stock options that vested on July 2, 2012, 91,569.6 stock options that vested on July 2, 2013, 191,569.6 stock options that will vest on July 2, 2014 and 12,546.0 stock options that will vest on July 3, 2014. Includes 10,036.8 shares of unvested restricted stock for which Mr. DeCaro holds voting rights.

(12)  Includes 18,624.2 stock options that vested on July 2, 2009, 130,350.0 stock options that vested on July 2, 2010, 130,352.9 stock options that vested on July 2, 2011, 130,352.9 stock options that vested on July 2, 2012, 130,352.9 stock options that vested on July 2, 2013, 130,352.9 stock options that will vest on July 2, 2014 and 18,985.0 stock options that will vest on July 3, 2014. Includes 162,788.04 shares of unvested restricted stock for which Mr. Pappas holds voting rights.

(13)  Ms. Puleo separated from the Company on March 9, 2014.

(14)  Mr. Crombie retired from the Company on July 27, 2013.

(15)  Mr. Zhu left the Company on November 15, 2013.

(16)  Consistent with the disclaimers of beneficial ownership of Messrs. Bekenstein, Cook, El Gabbani, Klessel, Levin and Wallace contained in notes (2), (3) and (5) above, this number does not include the 162,911,260.2 shares of Common Stock that may be deemed to be beneficially owned by each of (a) Bain Capital Investors, LLC and related funds and (b) affiliates of The Blackstone Group. The total includes 3,240,458 vested options or options that will vest within 60 days of June 9, 2014, held by executive officers of the Company and 564,613.5 shares of unvested restricted stock for which executive officers of the Company hold voting rights.

Description of capital stock

As of May 3, 2014, the total amount of our authorized Common Stock consisted of 324,720,000.0 shares of Common Stock, par value $0.06775 per share, and, after giving effect to a 1.476-for-one stock split effected on June 6, 2014, we had outstanding 175,326,060.7 shares of Common Stock, of which 162,911,260.1 shares were held by Michaels Holdings LLC. Michaels Holdings LLC is, in turn, controlled by our Sponsors. We expect that Michaels Holdings LLC will be dissolved prior to or in connection with the closing of this offering and the shares of our Common Stock held by Michaels Holdings LLC will be distributed to its equity holders in accordance with the provisions of its organizational documents.

Upon the completion of this offering, and after giving effect to the stock split described above, our total amount of authorized capital stock will be 350,000,000 shares of Common Stock, par value $0.06775 per share. After the completion of this offering, 203,103,838.7 shares of Common Stock will be issued and outstanding (including 162,911,260.1 shares held by our Sponsors after Michaels Holdings LLC is dissolved) and no shares of preferred stock will be issued or outstanding. As of May 3, 2014, we had 36 stockholders of record of Common Stock and had unvested restricted stock awards and outstanding options to purchase 11,540,894.2 shares of Common Stock (after giving effect to the stock split described above).

The discussion set forth below describes our capital stock, certificate of incorporation and bylaws as will be in effect upon consummation of this offering. We urge you to read the full text of our certificate of incorporation and bylaws, as will be in effect upon completion of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Except as required by law or matters relating solely to the terms of preferred stock, each outstanding share of Common Stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our Common Stock shall have no cumulative voting rights.

We intend to list our Common Stock on the NASDAQ Global Select Market under the symbol "MIK".

Preferred stock

Our Board may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our Common Stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our Common Stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Our Board, without stockholder approval, may issue shares of preferred stock with voting and conversion rights, which could adversely affect the holders of shares of our Common Stock and the market value of our Common Stock. Subject to the rights of the holders of shares of preferred stock, the number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock although we may in the future decide to do so.

Anti-takeover effects of our certificate of incorporation and bylaws

Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders; however, these provisions also give the Board the power to discourage acquisitions that some stockholders may favor.

Authorized but unissued capital stock

The General Corporation Law of the State of Delaware (the "DGCL") does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of The NASDAQ Stock Market, which would apply as long as our Common Stock is listed on The NASDAQ Global Select Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Common Stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of authorized but unissued Common Stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholder of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Board of Directors

Our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the Board. Our certificate of incorporation and our bylaws also provide that a director may be removed without cause as long as investment funds affiliated with our Sponsors hold a majority of our outstanding Common Stock, and when this ceases to be the case, only for cause by the affirmative vote of the holders of at least 75% of our voting stock. Any vacancy on our Board, including a vacancy resulting from an enlargement of our Board, may be filled only by vote of a majority of our directors then in office.

Action by written consent

The DGCL provides that, unless otherwise stated in a corporation's certificate of incorporation, the stockholders may act by written consent without a meeting. Our certificate of incorporation provides that after the investment funds associated with the Sponsors collectively own less than majority of our outstanding Common Stock, any action required or permitted to be taken by our stockholders may be effected only at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by our stockholders. As a result, investments funds associated with the Sponsors will be able to act by written consent so long as they collectively own at least a majority of our outstanding Common Stock.

Special meeting of stockholders and advance notice requirements for stockholder proposals

Our certificate of incorporation and bylaws provide that, except as otherwise required by law and subject to any rights of the holders of preferred stock, special meetings of the stockholders can only be called by (a) our chairman or any vice chairman of the Board, (b) the Board pursuant to a written resolution adopted by a majority of the total number of directors that our Board would have if there were no vacancies or (c) our secretary at the request of 25% of our common stockholders as long as investment funds affiliated with the Sponsors hold a majority of our Common Stock.

In addition, our bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting, who has delivered a timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting, who attends (or has a qualified representative attend) the stockholder meeting and who has otherwise complied with the provisions of our bylaws and applicable law.

These provisions could have the effect of delaying any stockholder actions until the next stockholder meeting, even if they are favored by the holders of a majority of our outstanding voting stock.

Amendment to certificate of incorporation and bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation's certificate of incorporation or bylaws is required to approve such amendment, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be altered, amended or repealed by a majority vote of our Board or, in addition to any other vote otherwise required by law, the affirmative vote of the holders of a majority of the voting power of our outstanding shares of Common Stock so long as investment funds affiliated with the Sponsors collectively beneficially own a majority of our outstanding shares of Common Stock, and when this ceases to be the case, a vote of at least 75% of our outstanding Common Stock will be required. Additionally, so long as the investment funds affiliated with the Sponsors collectively beneficially own a majority of our outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the voting power of our outstanding shares of Common Stock and, from and after the date on which the investment funds affiliated with the Sponsors cease collectively to beneficially own a majority of our outstanding shares of Common Stock, the affirmative vote of at least 75% of the voting power of our outstanding shares of Common Stock, in each case entitled to vote on the adoption, alteration, amendment or repeal of our certificate of incorporation, voting as a single class, is required to amend or repeal or to adopt any provision inconsistent with the "Board of Directors", "Director Liability", "Action by Written Consent", "Special Meetings of Stockholders", "Amendments to the Certificate of Incorporation and Bylaws", "Business Combinations", "Renouncement of Corporate Opportunity" and "Exclusive Jurisdiction of Certain Actions" provisions described in our certificate of incorporation. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our certificate of incorporation and our bylaws.

Business combinations

We have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that our Sponsors and their respective affiliates will not be deemed to be "interested stockholders", regardless of the percentage of our voting stock owned by them and accordingly will not be subject to such restrictions.

Renouncement of corporate opportunity

Our certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to the Sponsors or any of their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for the Sponsors, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. None of the Sponsors, any of the investment funds associated with the Sponsors or any of their respective representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Exclusive jurisdiction of certain actions

Our certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or our stockholders, (iii) any action asserting a claim against the Company arising pursuant to any provision of the DGCL or our certificate of incorporation or the bylaws or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Limitations on liability and indemnification of officers and directors

Our certificate of incorporation and bylaws will limit the liability of our directors to the fullest extent permitted by applicable law and will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers.

Transfer agent and registrar

The transfer agent and registrar for our Common Stock will be Wells Fargo Bank, National Association. Its address is 1110 Centre Point Curve, Suite 101, Mendota Heights, MN 55120-4101. Its telephone number is (800) 689-8788.

 Shares eligible for future sale

Before this offering, there has not been a public market for our Common Stock, and we cannot predict what effect, if any, market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of our Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our Common Stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of approximately 203,103,838.7 shares of Common Stock. In addition, options to purchase an aggregate of approximately 10,722,568.8 shares of our Common Stock will be outstanding as of the closing of this offering. Of these options, 6,314,692.9 will have vested at or prior to the closing of this offering and approximately 4,407,875.9 will vest over the next 4 years. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares acquired by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of Common Stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, generally under Rules 144 or 701 under the Securities Act, which we summarize below. All of these shares will be subject to lock-up agreements described below.

Taking into account the lock-up agreements described below and assuming J.P. Morgan Securities LLC and Goldman, Sachs & Co. do not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times, subject to the provisions of Rule 144 and Rule 701:

Date available for resale	Shares eligible for sale	Comment

On the date of this offering ( , 2014)	1,429,159.1	Shares eligible for sale under Rule 144 and Rule 701.
180 days ( , 2014), as such period may be extended as described below	175,326,060.7	Lock-up released, shares eligible for sale under Rule 144 (subject, in some instances, to volume limitations) and Rule 701.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our Common Stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our Common Stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

Approximately 1,429,159.1 shares of our Common Stock that are not subject to the lock-up agreements described above will be eligible for sale under Rule 144 immediately upon the closing of this offering.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our Common Stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•
1% of the number of shares of our Common Stock then outstanding, which will equal approximately 2,031,038.4 shares immediately after this offering, after giving effect to the 1.476-for-one stock split effected on June 6, 2014, assuming an initial public offering price of $18.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus; and

•
the average weekly trading volume in our Common Stock on the NASDAQ Global Select Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Lock-up agreements

Our officers, directors and other stockholders owning an aggregate of 173,896,901.6 shares of our Common Stock will be subject to lock-up agreements with the underwriters that will restrict the sale of the shares of our Common Stock held by them for 180 days, subject to certain exceptions. See "Underwriting" for a description of these lock-up agreements.

Registrations on Form S-8

We will file registration statements on Form S-8 under the Securities Act to register shares of Common Stock issuable under 2014 Omnibus Plan, which will amend and restate our Equity Incentive Plan in connection with this offering. As a result, shares issued pursuant to such plan, including upon exercise of stock options, will be eligible for resale in the public market without restriction, subject to the Rule 144 limitations applicable to affiliates, the 180 day lock-up period, as applicable, described above.

As of May 3, 2014 (after giving effect to the stock split effected on June 6, 2014), 11,540,894.2 unvested restricted stock awards and options (6,298,885.8 shares of which were exercisable at May 3, 2014) were outstanding under our Equity Incentive Plan and an additional 3,117,413.8 shares were reserved for future issuance under our Equity Incentive Plan, none of which underlies awards granted after May 3, 2014 under such plan, and 6,642,000.0 additional shares of our Common Stock that will become issuable under our

2014 Omnibus Plan, which will amend and restate our Equity Incentive Plan in connection with this offering.

Registration rights

Beginning 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances, holders of 173,735,137.1 shares of our Common Stock will be entitled to the rights described under "Certain Relationships and Related Party Transactions—Other Arrangements and Relationships with the Sponsors—Amended and Restated Registration Rights Agreement". Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

Material U.S. federal income and estate tax considerations for Non-U.S. Holders of shares of our Common Stock

The following is a summary of material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of shares of our Common Stock issued pursuant to this offering by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of shares of our Common Stock. This summary is based upon the Code, the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.

This summary assumes that shares of our Common Stock are held by a Non-U.S. Holder as "capital assets" within the meaning of Section 1221 of the Code. This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons who are subject to special treatment under U.S. federal income tax laws (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates or former long term residents of the United States, tax-exempt organizations, pension plans, "controlled foreign corporations", "passive foreign investment companies", corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold shares of our Common Stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, persons that have a "functional currency" other than the U.S. dollar, or holders subject to the alternative minimum tax). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address certain estate and any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a "Non-U.S. Holder" means a beneficial owner of shares of our Common Stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust other than:

•
an individual who is a citizen or resident of the United States;

•
a corporation, or any other organization taxable as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (1) a U.S. court is able to exercise primary supervision over the trust's administration and one or more United States persons (as defined in the Code) have the authority to control all of the trust's substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

A modified definition of Non-U.S. Holder applies for U.S. federal estate tax purposes (as discussed below).

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares of our Common Stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes that hold shares of our Common Stock and their investors are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service ("IRS") will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of shares of our Common Stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK, AS WELL AS THE APPLICATION OF STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS.

Distributions on shares of our Common Stock

As discussed under "Dividend policy" above, we do not currently anticipate paying cash dividends on shares of our Common Stock in the foreseeable future. In the event that we do make a distribution of cash or property with respect to shares of our Common Stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be subject to withholding as described in the next paragraph below. If a distribution exceeds our current or accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder's investment, up to such holder's adjusted tax basis in its shares of our Common Stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "—Gain on sale, exchange or other taxable disposition of our shares of Common Stock". Any distribution described in this paragraph would also be subject to the discussion below in "—Additional withholding and information reporting requirements for shares of our Common Stock held by or through non-U.S. entities".

Any dividends paid to a Non-U.S. Holder with respect to shares of our Common Stock generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with an appropriate IRS Form W-8 prior to the payment of dividends, such as:

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IRS Form W-8BEN (or successor form) certifying, under penalties of perjury, that such Non-U.S. Holder is entitled to a reduction in withholding under an applicable income tax treaty; or

•
IRS Form W-8ECI (or successor form) certifying, under penalties of perjury, that a dividend paid on shares of our Common Stock is not subject to withholding tax because it is effectively connected with conduct of a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. federal income tax rates on a net income basis as described below)

The certification requirement described above also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that are intermediaries or pass-through entities for U.S. federal income tax purposes.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with the conduct of a trade or business in the United States of the Non-U.S. Holder (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), will generally be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if such Non-U.S. Holder is taxable as a corporation for U.S. federal income tax purposes, such Non-U.S. Holder may be subject to an additional "branch profits tax" equal to 30% of its effectively connected earnings and profits for the taxable year, unless an applicable income tax treaty provides otherwise.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, such holder may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on sale, exchange or other taxable disposition of shares of our Common Stock

Subject to the discussion below under "—Additional withholding and information reporting requirements for shares of our Common Stock held by or through non-U.S. entities", in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such holder's sale, exchange or other taxable disposition of shares of our Common Stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a "United States real property holding corporation," as defined in the Code (a "USRPHC"), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder's holding period with respect to the applicable shares of our Common Stock (the "relevant period"), or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (unless an applicable income tax treaty provides otherwise) on the amount by which such Non-U.S. Holder's capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition.

With respect to the second exception above, although there can be no assurance, we believe we are not, and we do not currently anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its "United States real property interests" (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other assets used or held for use in a trade or business. Even if we are or become a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of shares of our Common Stock by reason of our status as a USRPHC so long as (i) our Common Stock is regularly traded on an established securities market (within the meaning of Code Section 897(c)(3)) during the calendar year in which such sale, exchange or other taxable disposition of shares of our Common Stock occurs and (ii) such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our Common Stock at any time during the relevant period. If we are a USRPHC and the requirements of (i) or (ii) are not met, gain on the disposition of shares of our Common Stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the "branch profits tax" will not apply.

If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis with respect to such gain in the same manner as if such holder were a resident of the United States, unless otherwise provided in an applicable income tax treaty, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a "branch profits tax" on its effectively connected earnings and profits at a rate of 30%, unless an applicable income tax treaty provides otherwise.

Additional withholding and information reporting requirements for shares of our Common Stock held by or through non-U.S. entities

Legislation enacted in March 2010 (commonly referred to as "FATCA") generally will impose a U.S. federal withholding tax of 30% on payments to certain non-U.S. entities (including certain intermediaries), including dividends on and the gross proceeds from a sale or other disposition of shares of our Common Stock, unless such persons comply with a complicated U.S. information reporting, disclosure and certification regime. This new regime requires, among other things, a broad class of persons to enter into agreements with the IRS to obtain, disclose and report information about their investors and account holders. This new regime and its requirements are different from and in addition to the certification requirements described elsewhere in this discussion. As currently proposed, the FATCA withholding rules would apply to certain payments, including dividend payments on our Common Stock, if any, paid after June 30, 2014, and to payments of gross proceeds from the sale or other disposition of shares of our Common Stock paid after December 31, 2016. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our Common Stock, and the entities through which they hold our Common Stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup withholding and information reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on shares of our Common Stock paid to such holder and the tax withheld, if any, with respect to such distributions. These information reporting requirements apply even if withholding was not required. Subject to the discussion above under "—Additional withholding and information reporting requirements for shares of our Common Stock held by or through non-U.S. entities", a Non-U.S. Holder may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) or otherwise establish an exemption in order to avoid backup withholding at the applicable rate with respect to dividends on our Common Stock. Dividends paid to Non-U.S. Holders subject to the U.S. federal withholding tax, as described above in "—Distributions on shares of our Common Stock", generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the payment of the proceeds of a disposition of shares of our Common Stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies that it is not a United States person (as defined in the Code) and satisfies certain other requirements, or otherwise establishes an exemption. For information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker, and dispositions otherwise effected through a non-U.S. office generally will not be subject to information reporting. Generally, backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected through a non-U.S. office of a U.S. broker or non-U.S. office of a non-U.S. broker. Prospective investors are urged to consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment made to a Non-U.S. Holder can be refunded or credited against such Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is timely provided to the IRS.

Federal estate tax

Shares of our Common Stock held (or treated as held) by an individual who is not a U.S. citizen or resident (as specifically determined for U.S. federal estate tax purposes) at the time of such individual's death will be included in such individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

 Certain ERISA considerations

The following discussion is a summary of certain considerations associated with the purchase of our Common Stock by (i) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, and (iii) entities whose underlying assets are considered to include 'plan assets' of any such plan, account or arrangement (each, an "ERISA Plan").

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving 'plan assets' with persons or entities who are 'parties in interest,' within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. A prohibited transaction within the meaning of ERISA and the Code may result if our Common Stock is acquired by an ERISA Plan to which we or an underwriter is a party in interest and such acquisition is not entitled to an applicable exemption, of which there are many.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our Common Stock on behalf of, or with the assets of, any ERISA Plan, consult with their counsel regarding the matters described herein.

Underwriting

We are offering the shares of Common Stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Goldman, Sachs & Co., Barclays Capital Inc., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and J.P. Morgan Securities LLC and Goldman, Sachs & Co. are acting as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Common Stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Goldman, Sachs & Co.
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
Guggenheim Securities, LLC
Macquarie Capital (USA) Inc.
Nomura Securities International, Inc.
Piper Jaffray & Co.
Raymond James & Associates, Inc.
Stephens Inc.
SunTrust Robinson Humphrey, Inc.
Samuel A. Ramirez & Company, Inc.
Telsey Advisory Group LLC
The Williams Capital Group, L.P.

Total	27,777,778

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $              per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

The underwriters have an option to purchase up to 4,166,667 additional shares of Common Stock from the selling stockholders. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Common Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Underwriting discounts and commissions

The underwriting fee is equal to the public offering price per share of Common Stock less the amount paid by the underwriters to us and the selling stockholders per share of Common Stock. The underwriting fee is $              per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders assuming both no exercise and full exercise of the underwriters' option to purchase additional shares from the selling stockholders.

	Paid by the Company		Paid by the selling stockholders
	Without option exercise	With full option exercise	Without option exercise	With full option exercise

Per Share	$	$	$	$

Total	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $              . We have agreed to reimburse the underwriters for expenses related to the clearing of this offering with the Financial Industry Regulatory Authority, Inc. ("FINRA") in an amount up to $              . Such reimbursement is deemed to be underwriting compensation by FINRA.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees and certain other persons who are otherwise associated with us through a directed share program. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Lock-up

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Common Stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing (other than filings on Form S-8 relating to our employee benefit plans), or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Common Stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Common Stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co., for a period of 180 days after the date of this prospectus, subject to certain exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 180 day restricted period, we issue an earnings release or announce material news or a material event relating to our company; or (2) prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180 day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event unless J.P. Morgan Securities LLC and Goldman, Sachs & Co. waive, in writing, such extension.

Our directors, executive officers and significant equity holders (including affiliates of the Sponsors) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Common Stock or any securities convertible into or exercisable or exchangeable for our Common Stock (including, without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our Common Stock or any security convertible into or exercisable or exchangeable for our Common Stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180 day restricted period, we issue an earnings release or announce material news or a material event relating to our company; or (2) prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180 day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event unless J.P. Morgan Securities LLC and Goldman, Sachs & Co. waive, in writing, such extension.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Listing

We intend to list our Common Stock on the NASDAQ Global Select Market under the symbol "MIK".

Price stabilization and short positions

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Common Stock in the open market for the purpose of preventing or retarding a decline in the market price of the Common Stock while this offering is in progress. These stabilizing transactions may include making short sales of the Common Stock, which involves the sale by the underwriters of a greater number of shares of Common Stock than they are required to purchase in this offering, and purchasing shares of Common Stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Common Stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Common Stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Common Stock or preventing or retarding a decline in the market price of the Common Stock, and, as a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Stock Market, in the over-the-counter market or otherwise.

New issue of securities

Prior to this offering, there has been no public market for our Common Stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

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the information set forth in this prospectus and otherwise available to the representatives

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our prospects and the history and prospects for the industry in which we compete

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an assessment of our management

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our prospects for future earnings

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the general condition of the securities markets at the time of this offering

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the recent market prices of, and demand for, publicly traded Common Stock of generally comparable companies

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other factors deemed relevant by the underwriters and us

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), from and including the date on which the European Union Prospectus Directive (the "EU Prospectus Directive") was implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

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to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

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to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

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in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression "EU Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to prospective investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai international financial centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Other relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Affiliates of Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC serve in various capacities under our Restated Term Loan Facility and our Restated Revolving Credit Facility and affiliates of certain of the underwriters may also be lenders thereunder. Certain of the underwriters also acted as initial purchasers of our 2018 Senior Notes, our 2020 Senior Subordinated Notes and our Holdco Notes. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

 Legal matters

The validity of the issuance of the shares of Common Stock to be sold in this offering will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Some attorneys of Ropes & Gray LLP are members in RGIP, LLC, which is an investor in certain investment funds affiliated with Bain Capital Partners, LLC and The Blackstone Group L.P. RGIP, LLC has an interest in an entity that is a selling stockholder in this offering. RGIP's indirect ownership of our Common Stock does not exceed 0.04% of our Common Stock. Simpson Thacher & Bartlett LLP, New York, New York will act as counsel to the underwriters.

Experts

The Consolidated Financial Statements of The Michaels Companies, Inc. as of February 1, 2014 and February 2, 2013 and for each of the three years in the period ended February 1, 2014, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Common Stock being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our Common Stock, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are subject to the informational requirements of the Exchange Act and, in accordance therewith, we file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's website at www.sec.gov.

We are subject to the reporting requirements of the Exchange Act. These periodic reports and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. You may access our reports and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge on the SEC's website at www.sec.gov and on our website at www.michaels.com as soon as reasonably practicable after such information is electronically filed with, or furnished to, the SEC. Our website and the information contained therein or connected thereto is not a part of this prospectus or the registration statement of which it forms a part.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

The Michaels Companies, Inc.
8000 Bent Branch Drive
Irving, TX 75063
(972) 409-1300
Attn: Corporate Secretary

Report of independent registered public accounting firm

The Board of Directors and Stockholders
The Michaels Companies, Inc.

We have audited the accompanying consolidated balance sheets of The Michaels Companies, Inc. (the Company) as of February 1, 2014 and February 2, 2013, and the related consolidated statements of comprehensive income, stockholders' deficit, and cash flows for each of the three years in the period ended February 1, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Michaels Companies, Inc. at February 1, 2014 and February 2, 2013 and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 1, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Dallas, TX
May 1, 2014, except as to Note 17, which is as of June 9, 2014

The Michaels Companies, Inc.
Consolidated balance sheets

(In millions except share data)	February 1, 2014	February 2, 2013

ASSETS
Current assets:
Cash and equivalents	$239	$56
Merchandise inventories	901	862
Prepaid expenses and other	95	86
Deferred income taxes	39	37
Income tax receivables	2	3

Total current assets	1,276	1,044

Property and equipment, at cost	1,600	1,502
Less accumulated depreciation and amortization	(1,242)	(1,164)

Property and equipment, net	358	338
Goodwill	94	94
Debt issuance costs, net of accumulated amortization of $56 at February 1, 2014, and $54 at February 2, 2013	52	46
Deferred income taxes	28	30
Other assets	3	3

Total non-current assets	177	173

Total assets	$1,811	$1,555

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$368	$263
Accrued liabilities and other	409	367
Share-based compensation liability	—	35
Current portion of long-term debt	16	150
Dividend payable	2	—
Deferred income taxes	1	4
Income taxes payable	30	37

Total current liabilities	826	856

Long-term debt	3,678	2,891
Deferred income taxes	2	2
Share-based compensation liability	—	27
Other long-term liabilities	87	83

Total long-term liabilities	3,767	3,003

Total liabilities	4,593	3,859

Commitments and contingencies
Stockholders' deficit:
Common stock, $0.06775 par value, 350,000,000.0 shares authorized; 175,024,037.2 shares issued and outstanding at February 1, 2014 and 174,780,137.1 shares issued and outstanding at February 2, 2013	12	12
Additional paid-in-capital	94	37
Accumulated deficit	(2,888)	(2,359)
Accumulated other comprehensive income	—	6

Total stockholders' deficit	(2,782)	(2,304)

Total liabilities and stockholders' deficit	$1,811	$1,555

See accompanying Notes to Consolidated Financial Statements.

The Michaels Companies, Inc.
Consolidated statements of comprehensive income

	Fiscal year
(In millions)	2013	2012	2011

Net sales	$4,570	$4,408	$4,210
Cost of sales and occupancy expense	2,748	2,643	2,532

Gross profit	1,822	1,765	1,678
Selling, general, and administrative expense	1,170	1,132	1,090
Share-based compensation	23	15	33
Impairment of intangible assets	—	8	—
Related party expenses	14	13	13
Store pre-opening costs	5	5	4

Operating income	610	592	538
Interest expense	215	245	254
Refinancing costs and losses on early extinguishments of debt	14	33	18
Other (income) and expense, net	2	(1)	9

Income before income taxes	379	315	257
Provision for income taxes	136	115	100

Net income	$243	$200	$157

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(6)	—	(1)

Comprehensive income	$237	$200	$156
Earnings per share:
Basic	$1.39	$1.14	$0.90
Diluted	$1.36	$1.12	$0.89
Pro forma basic net income per share (unaudited)	$1.27
Pro forma diluted net income per share (unaudited)	$1.25
Weighted average shares—basic	174.8	174.7	174.6
Weighted average shares—diluted	178.7	178.2	176.7

See accompanying Notes to Consolidated Financial Statements.

The Michaels Companies, Inc.
Consolidated statements of cash flows

	Fiscal year
(In millions)	2013	2012	2011

Operating activities:
Net income	$243	$200	$157
Adjustments:
Depreciation and amortization	106	97	101
Share-based compensation	34	21	41
Debt issuance costs amortization	10	14	17
Accretion of premium/(discount) of long-term debt	(1)	—	35
Change in fair value of contingent consideration	—	—	(4)
Change in fair value of interest rate cap	—	—	5
Refinancing costs and losses on early extinguishments of debt	14	33	18
Impairment of intangible assets	—	8	—
Changes in assets and liabilities:
Merchandise inventories	(38)	(21)	(19)
Prepaid expenses and other	(8)	(7)	(7)
Deferred income taxes	(4)	(2)	21
Accounts payable	102	(35)	38
Accrued interest	23	(10)	—
Accrued liabilities and other	(28)	(16)	5
Income taxes	(7)	18	(9)
Other long-term liabilities	3	(1)	10

Net cash provided by operating activities	449	299	409

Investing activities:
Additions to property and equipment	(112)	(124)	(109)

Net cash used in investing activities	(112)	(124)	(109)

Financing activities:
Issuance of PIK Notes due 2018	800	—	—
Borrowings on Restated Term Loan Credit Facility	—	1,640	—
Repayments on senior secured term loan facility	(12)	(1,996)	(50)
Borrowings on asset-based revolving credit facility	389	322	145
Payments on asset-based revolving credit facility	(390)	(321)	(145)
Issuance of senior notes due 2018	—	213	—
Repurchase of subordinated discount notes due 2016	—	(315)	(170)
Repurchase of senior subordinated notes due 2016	(403)	—	(7)
Issuance of senior subordinated notes due 2020	260	—	—
Payment of debt issuance and refinancing costs	(21)	(25)	(7)
Payment of dividends	(766)	—	—
Proceeds from stock options exercised	5	—	—
Repurchase of Common stock	(8)	—	—
Payment of capital leases	(3)	(3)	—
Change in cash overdraft	(5)	(5)	(14)

Net cash used in financing activities	(154)	(490)	(248)

Net increase (decrease) in cash and equivalents	183	(315)	52
Cash and equivalents at beginning of period	56	371	319

Cash and equivalents at end of period	$239	$56	$371

Supplemental Cash Flow Information:
Cash paid for interest	$183	$239	$201

Cash paid for income taxes	$145	$108	$86

See accompanying Notes to Consolidated Financial Statements.

The Michaels Companies, Inc.
Consolidated statements of stockholders' deficit
For the three years ended February 1, 2014

(in millions, except share data)	Number of shares	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total

Balance at January 29, 2011	174,787,698.6	$12	$43	$(2,716)	$7	$(2,654)
Net income	—	—	—	157	—	157
Foreign currency translation and other	—	—	—	—	(1)	(1)
Reclass to share-based compensation liability	—	—	(4)	—	—	(4)
Exercise of stock options	202,330.2	—	—	—	—	—
Share-based compensation	—	—	1	—	—	1
Repurchase of stock	(628,815.9)	—	—	—	—	—
Issuance of stock	199,233.4	—	—	—	—	—

Balance at January 28, 2012	174,560,446.3	12	40	(2,559)	6	(2,501)
Net income	—	—	—	200	—	200
Exercise of stock options	635,381.1	—	—	—	—	—
Share-based compensation	—	—	(3)	—	—	(3)
Repurchase of stock	(614,923.7)	—	—	—	—	—
Issuance of stock	199,233.4	—	—	—	—	—

Balance at February 2, 2013	174,780,137.1	12	37	(2,359)	6	(2,304)
Net income	—	—	—	243	—	243
Dividend declared	—	—	—	(769)	—	(769)
Foreign currency translation and other	—	—	(5)	—	(6)	(11)
Reclass from share-based compensation liability	—	—	49	—	—	49
Exercise of stock options	4,006,411.6	—	5	—	—	5
Share-based compensation	—	—	13	—	—	13
Repurchase of stock	(3,777,244.9)	—	(5)	(3)	—	(8)
Issuance of stock	14,733.4	—	—	—	—	—

Balance at February 1, 2014	175,024,037.2	$12	$94	$(2,888)	$—	$(2,782)

See accompanying Notes to Consolidated Financial Statements.

The Michaels Companies, Inc.
Notes to consolidated financial statements

Note 1.  Summary of significant accounting policies

Description of business

The Michaels Companies, Inc. owns and operates a chain of specialty retail stores in 49 states and Canada featuring arts, crafts, framing, floral, home décor and seasonal merchandise for the hobbyist and do-it-yourself home decorator. Our wholly-owned subsidiary, Aaron Brothers, Inc., operates a chain of framing and art supply stores located in nine states. All expressions of the "Company", "us", "we", "our", and all similar expressions are references to The Michaels Companies, Inc. and our consolidated, wholly-owned subsidiaries, unless otherwise expressly stated or the context otherwise requires. Disclosures for the Michaels Stores, Inc. have been included to meet the disclosure requirements of Rule 12-04 of Regulation S-X as further discussed in Note 16.

Fiscal year

We report on the basis of a 52-week or 53-week fiscal year, which ends on the Saturday closest to January 31. References to fiscal year mean the year in which that fiscal year began. Fiscal 2013 ended on February 1, 2014, fiscal 2012 ended on February 2, 2013, and fiscal 2011 ended on January 28, 2012. Fiscal 2013 contained 52 weeks, while fiscal 2012 contained 53 weeks and fiscal 2011 contained 52 weeks.

Consolidation

Our Consolidated Financial Statements include the accounts of The Michaels Companies, Inc. and all wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

Foreign currency translation

The functional currency of our Canadian operations is the Canadian dollar. Translation adjustments result from translating our Canadian subsidiary's financial statements into U.S. dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Translation adjustments are recorded as a component of Accumulated other comprehensive income in our Consolidated Statements of Stockholders' Deficit. Transaction gains and losses are recorded as a part of Other (income) and expense, net in our Consolidated Statements of Comprehensive Income. The cumulative translation adjustment in fiscal 2013 was less than $1 million, net of deferred taxes of less than $1 million, in fiscal 2012, the cumulative translation adjustment was $7 million, net of deferred taxes of $1 million and in fiscal 2011 was $6 million, net of deferred taxes of $2 million. In fiscal 2013, fiscal 2012, and fiscal 2011, we recorded net transaction losses of $2 million, net transaction gains of $1 million and net transaction losses of $4 million, respectively, related to foreign currency exchange rates.

Cash and equivalents

Cash and equivalents are comprised of cash, money market mutual funds, and short-term interest bearing securities with original maturities of three months or less and $25 million and $22 million of credit card clearing accounts as of February 1, 2014, and February 2, 2013, respectively. Cash equivalents are carried at cost, which approximates fair value. We record interest income earned from our cash and equivalents as a component of Other (income) and expense, net, in our financial statements. In fiscal 2013, fiscal 2012 and fiscal 2011, we had less than $1 million of interest income.

Merchandise inventories

Merchandise inventories are valued at the lower of cost or market, with cost determined using a weighted average method. Cost is calculated based upon the purchase price of an item at the time it is received by us, and also includes the cost of warehousing, handling, purchasing, and importing, as well as inbound and outbound transportation, partially offset by vendor allowances. This net inventory cost is recognized through cost of sales when the inventory is sold. It is impractical for us to assign specific allocated overhead costs and vendor allowances to individual units of inventory. As such, to match net inventory costs against the related revenues, we estimate the net inventory costs to be deferred and recognized each period as the inventory is sold.

Vendor allowances, which primarily represent volume rebates and cooperative advertising funds, are recorded as a reduction to the cost of the merchandise inventories and a subsequent reduction in cost of sales when the inventory is sold. We generally earn vendor allowances as a percentage of certain merchandise purchases with no minimum purchase requirements. Typically, our vendor allowance programs extend for a period of 12 months. We recognized vendor allowances of $102 million, or 2.2% of Net sales, in fiscal 2013, $110 million, or 2.5% of Net sales, in fiscal 2012, and $115 million, or 2.7% of Net sales, in fiscal 2011. During the three fiscal years ended February 1, 2014, the number of vendors from which vendor allowances were received ranged from approximately 620 to 660.

We utilize perpetual inventory records to value inventory in our stores. Physical inventory counts are performed in a significant number of stores during each fiscal quarter by a third party inventory counting service, with substantially all stores open longer than one year subject to at least one count each fiscal year. We adjust our perpetual records based on the results of the physical counts. We maintain a provision for estimated shrinkage based on the actual historical results of our physical inventories. We compare our estimates to the actual results of the physical inventory counts as they are taken and adjust the shrink estimates accordingly.

We routinely identify merchandise that requires some price reduction to accelerate sales of the product. The need for this reduction is generally attributable to clearance of seasonal merchandise or product that is being displaced from its assigned location in the store to make room for new merchandise. Additional SKUs that are candidates for repricing are identified using our perpetual inventory data. In each case, the appropriate repricing is determined at our corporate support center. Price changes are transmitted electronically to the store and instructions are provided to our stores regarding product placement, signage, and display to ensure the product is effectively cleared.

We also evaluate our merchandise to ensure that the expected net realizable value of the merchandise held at the end of a fiscal period exceeds cost. In the event that the expected net realizable value is less than cost, we reduce the value of that inventory accordingly.

Property and equipment

Property and equipment is recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Amortization of property under capital leases is on a straight-line basis over the lease term and is included in depreciation expense. We expense repairs and maintenance costs as incurred. We capitalize and depreciate significant renewals or betterments that substantially extend the life of the asset. Useful lives are generally estimated as follows (in years):

Buildings	30
Leasehold improvements	10	*
Fixtures and equipment	8
Computer equipment	5
Software for mobile applications	1 - 3

*      We amortize leasehold improvements over the lesser of the useful life of the asset or the remaining lease term of the underlying facility.

Capitalized software costs

We capitalize certain costs related to the acquisition and development of internal use software that is expected to benefit future periods. These costs are being amortized on a straight-line basis over the estimated useful life, which is generally five years. As of February 1, 2014, and February 2, 2013, we had unamortized capitalized software costs of approximately $91 million and $86 million, respectively. These amounts are included in Property and equipment, net on the Consolidated Balance Sheets. Amortization of capitalized software costs totaled approximately $46 million, $36 million and $30 million in fiscal 2013, fiscal 2012 and fiscal 2011, respectively.

Goodwill

Under the provisions of Accounting Standards Codification ("ASC") 350, Intangibles—Goodwill and Other, we review goodwill for impairment each year in the fourth quarter, or more frequently if required. In conducting our impairment review, we elect to first perform a qualitative assessment to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) the fair values of our reporting unit are less than its carrying value. Factors used in our qualitative assessment include, but are not limited to, macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, company and reporting unit specific events, and the margin between the fair value and carrying value in recent valuations.

If, after assessing the totality of events or circumstances such as those described above, we determine that it is more likely than not that the fair value of our reporting unit is greater than its carrying amount, no further action is required. If we determine that it is more likely than not that the fair value of our reporting unit is less than its carrying amount, we will compare the reporting unit's carrying value to its estimated fair value, determined through estimated discounted future cash flows and market-based methodologies. If the carrying value exceeds the estimated fair value, we determine the fair value of all assets and liabilities of the reporting unit, including the implied fair value of goodwill. If the carrying value of goodwill exceeds the implied fair value, we recognize an impairment charge equal to the difference. There are assumptions and estimates underlying the determination of fair value and any resulting impairment loss. Significant changes in these assumptions, or another estimate using different, but still reasonable, assumptions could produce different results. During fiscal 2012, we recognized an impairment charge of $1 million for our online scrapbooking business ("ScrapHD") goodwill. See Note 10 to our Consolidated Financial Statement for further information. During fiscal 2013 and fiscal 2011, there was no impairment charge taken on our goodwill.

Impairment of long-lived assets

We evaluate long-lived assets, other than goodwill and assets with indefinite lives, for indicators of impairment whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. Our evaluation compares the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during that period based on the estimated fair value of the assets. Our impairment analysis contains management assumptions about key variables including sales, growth rate, gross margin, payroll and other controllable expenses. If actual results differ from these estimates, we may be exposed to additional impairment losses that may be material. During fiscal 2013, we recognized an impairment charge on existing stores of $2 million. During fiscal 2012 and 2011, the impairment charge was minimal.

Reserve for closed facilities

We maintain a reserve for future rental obligations, carrying costs and other closing costs related to closed facilities, primarily closed and relocated stores. In accordance with ASC 420, Exit or Disposal Cost Obligations, we recognize exit costs for any store closures at the time the store is closed. Such costs are recorded within the Cost of sales and occupancy expense line item on our Consolidated Statements of Comprehensive Income.

The cost of closing a store or facility is recorded at the estimated fair value of expected cash flows which we calculate as the lesser of the present value of future rental obligations remaining under the lease (less estimated sublease rental income) or the lease termination fee. The determination of the reserves is dependent on our ability to make reasonable estimates of costs to be incurred post-closure and of rental income to be received from subleases. In planning our store closures, we generally try to time our exits as close to the lease termination date as possible to minimize any remaining lease obligation.

The following is a detail of account activity related to closed facilities:

	Fiscal year
(In millions)	2013	2012	2011

Balance at beginning of fiscal year	$8	$9	$5
Additions charged to costs and expenses	5	5	7
Payment of rental obligations and other	(8)	(6)	(3)

Balance at end of fiscal year	$5	$8	$9

Insurance liabilities

We have insurance coverage for losses in excess of self-insurance limits for medical liability, general liability and workers' compensation claims. Health care reserves are based on actual claims experience and an estimate of claims incurred but not reported. Reserves for general liability and workers' compensation are determined through the use of actuarial studies. Due to the significant judgments and estimates utilized for determining these reserves, they are subject to a high degree of variability. In the event our insurance carriers are unable to pay claims submitted to them, we would record a liability for such estimated payments we expect to incur.

Revenue recognition

Revenue from sales of our merchandise is recognized when the customer takes possession of the merchandise. Revenue is presented net of point-of-sale coupons, discounts, and sales taxes collected. Sales related to custom framing are recognized when the order is picked up by the customer. We deferred 9 days of custom framing revenue at the end of fiscal 2013, 10 days of custom framing revenue at the end of fiscal 2012 and 13 days of custom framing revenue at the end of fiscal 2011. Our deferral is an estimate based on the number of days for manufacturing, in-store assembly and customer pick-up. As of February 1, 2014, and February 2, 2013, our deferred framing revenue was approximately $9 million and $8 million, respectively.

We allow for merchandise to be returned under most circumstances up to 60 days after purchase and provide a reserve for estimated returns. We use historical customer return behavior to estimate our reserve requirements. As of February 1, 2014, and February 2, 2013, our sales returns reserve was approximately $3 million.

We record a gift card liability on the date we issue the gift card to the customer. We record revenue and reduce the gift card liability as the customer redeems the gift card. The deferred revenue associated with outstanding gift cards increased $3 million from $33 million at February 2, 2013, to $36 million at February 1, 2014. We escheat the value of unredeemed gift cards where required by law. Any remaining liabilities not subject to escheatment are evaluated to determine whether the likelihood of the gift card being redeemed is remote (gift card breakage). We recognize gift card breakage as revenue by applying our estimate of the rate of gift card breakage over the period of estimated performance. Our estimates of the gift card breakage rate are applied to the estimated amount of gift cards that are expected to go unused, that are not subject to escheatment and are based on customers' historical redemption rates and patterns, which may not be indicative of future redemption rates and patterns. We recognized revenue of approximately $3 million in fiscal 2013, $3 million in fiscal 2012 and $1 million in fiscal 2011 related to such gift card balances.

Costs of sales and occupancy expense

Costs of sales are included in merchandise inventories and expensed as the merchandise is sold. Included in our costs of sales are the following:

•
purchase price of merchandise, net of vendor allowances and rebates

•
inbound freight, inspection costs, duties and import agent commissions

•
warehousing, handling, transportation (including internal transfer costs such as distribution center-to-store freight costs) purchasing and receiving costs

•
share-based compensation costs for those employees involved in preparing inventory for sale

Included in our occupancy expenses are the following costs which are recognized as period costs as described below:

•
store expenses such as rent, insurance, taxes, common area maintenance, utilities, repairs and maintenance

•
amortization of store buildings and leasehold improvements

•
store closure costs

•
store remodel costs

We record rent expense ratably over the term of the lease beginning with the date we take possession of or control the physical access to the premises. We record leasehold improvement reimbursements as a liability and ratably adjust the liability as a reduction to rent expense over the lease term beginning with the date we take possession of or control the physical access to the premises. At times, we receive landlord reimbursements for leasehold improvements made during the lease term, which we record as a liability and ratably adjust as a reduction to rent expense over the remaining lease term.

Selling, general, and administrative expense

Included in our Selling, general, and administrative expense are store personnel costs, store operating expenses, advertising expenses, store depreciation expense and corporate overhead costs.

Advertising costs are expensed in the period in which the advertising first occurs. Our cooperative advertising allowances are accounted for as a reduction in the purchase price of merchandise since an obligation to advertise a specific product does not exist in our cooperative advertising arrangements.

Advertising expenses were $181 million, $179 million and $183 million for fiscal 2013, 2012 and 2011, respectively.

Store pre-opening costs

We expense all start-up activity costs as incurred. Rent expense incurred prior to the store opening is recorded in Cost of sales and occupancy expense on our Consolidated Statements of Comprehensive Income.

Income taxes

We record income tax expense using the liability method for taxes and are subject to income tax in many jurisdictions, including the U.S., various states and localities, and Canada. A current tax liability or asset is recognized for the estimated taxes payable or refundable on the tax returns for the current year and a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not those assets will be realized. In evaluating our ability to realize our deferred tax asset, we considered the following sources of future taxable income:

•
future reversals of existing taxable temporary differences

•
future taxable income, exclusive of reversing temporary differences and carryforwards

•
taxable income in prior carryback years

•
tax-planning strategies

Our evaluation regarding whether a valuation allowance is required or should be adjusted also considers, among other things, the nature, frequency and severity of recent losses, forecasts of future profitability and the duration of statutory carryforward periods. Our forecast of future profitability represents our best estimate of these future events. After conducting this assessment, the valuation allowance recorded, net of federal benefit, against our deferred tax assets was $9 million and $10 million as of February 1, 2014, and February 2, 2013, respectively. If actual results differ from estimated results or if we adjust these assumptions in the future, we may need to adjust our deferred tax assets or liabilities, which could impact our effective tax rate.

The amount of income taxes we pay is subject to ongoing audits in the taxing jurisdictions in which we operate. During these audits, the taxing authorities may challenge items on our tax returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. We recognize tax benefits for uncertain positions only to the extent that we believe it is more likely than not that the tax position will be sustained. Our future results may include favorable or unfavorable adjustments to our unrecognized tax benefits due to closure of income tax audits, new regulatory or judicial pronouncements, or other relevant events. As a result, our effective tax rate may fluctuate significantly on a quarterly and annual basis.

Share-based compensation

ASC 718, Stock Compensation ("ASC 718"), requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements. During the first two quarters of fiscal 2011 and the last quarter of fiscal 2013, the Company measured share-based compensation expense for new awards using the grant date fair value accounting guidance of ASC 718. During the last two quarters of fiscal 2011, all of fiscal 2012, and the first three quarters of fiscal 2013, the Company determined its employee stock options should be recorded under the liability accounting guidance of ASC 718. As such, we measured share-based compensation based on either the grant date fair value of the equity awards, the fair value of our option awards at the end of the period or at the fair value as most recently determined. Expense for unvested options and stock awards is recognized ratably over the requisite service period. We estimate the fair value of stock option awards using a Black-Scholes option value model.

We report excess tax benefits as a cash inflow in the financing section of our Statements of Cash Flows and would record a tax deficiency, if any, as a cash outflow from operating activities. For fiscal 2013, fiscal 2012, and fiscal 2011, the excess tax benefits were less than $1 million.

Recent accounting pronouncements

In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss or a Tax Credit Carryforward Exists." ASU 2013-11 requires unrecognized tax benefits to be presented as a decrease in a net operating loss, similar tax loss or tax credit carryforward if certain criteria are met. ASU 2013-11, which is prospective, is effective for reporting periods beginning after December 15, 2013, with earlier adoption permitted. Beginning with the fourth quarter of fiscal year 2012, the Company has reported unrecognized tax benefits consistent with ASU No. 2013-11.

Note 2.  The Michaels Companies and its subsidiaries

In July 2013, the Company's corporate structure was reorganized into a holding company structure (the "Reorganization"). The Michaels Companies, Inc. ("Parent"), Michaels FinCo Holdings, LLC ("FinCo Holdings"), Michaels FinCo, Inc. ("FinCo Inc.") and Michaels Funding, Inc. ("Holdings") and Michaels Stores MergerCo, Inc. ("MergerCo") were formed in connection with the Reorganization and (i) MergerCo was merged with and into Michaels Stores, Inc. ("MSI") with MSI being the surviving corporation; (ii) each share of MSI common stock was converted into the right to receive one share of the Company's common stock, subject to the same vesting conditions, if any, as applied to the share so converted, and each such share of MSI common stock was cancelled and retired and ceased to exist; and (iii) each option to purchase one or more shares of common stock of MSI was assumed by the Company and converted into an option to purchase an equivalent number of shares of common stock of the Company with the remaining terms of each such option remaining unchanged, except as was necessary to reflect the Reorganization.

Approximately 174.8 million shares of MSI common stock were converted into the Company's common stock. MSI shares were then cancelled and retired. MSI then issued 100 shares of stock with a $0.10 par value to Holdings. As a result of the Reorganization, FinCo Holdings is wholly owned by the Company. FinCo Inc. and Holdings are wholly owned by FinCo Holdings. MSI is wholly owned by Holdings. As a result of the Merger and the Reorganization, Michaels Holdings, LLC., an entity controlled by the affiliates of two investment firms, Bain Capital Partners, LLC and The Blackstone Group L.P. (collectively, together with their applicable affiliates, the "Sponsors") acquired substantially all of the common stock of the Company, which is not publicly traded.

Subsequent to the Reorganization, on July 29, 2013, FinCo Holdings and FinCo Inc. issued $800 million aggregate principal amount of 7.50%/8.25% PIK Toggle Notes due 2018 ("PIK Notes"). The PIK Notes were issued in a private transaction. Interest payments on the PIK Notes are due February 1 and August 1 of each year until maturity. The first two interest payments and the last interest payment are required to be paid entirely in cash. All other interest payments must be made in cash, except that all or a portion of the interest on the PIK Notes may be paid by increasing the principal amount of the outstanding PIK Notes or by issuing additional PIK Notes depending on the amount of cash dividends that can be paid by the Company under our credit agreements governing our Restated Revolving Credit Facility and Restated Term Loan Facility (the "Senior Secured Credit Facilities"), the terms of the indentures governing our outstanding notes and the terms of our other indebtedness outstanding at the time. The proceeds from the debt issuance were approximately $783 million, after deducting the initial purchasers' discount and estimated fees and expenses. FinCo Holdings distributed the net proceeds to the Company and the proceeds were used to fund a cash dividend to the Company's equity and equity-award holders and pay related fees and expenses.

The PIK Notes are senior unsecured obligations of FinCo Holdings and FinCo Inc. The indenture governing the PIK Notes contains restrictive covenants that apply to FinCo Holdings and its restricted subsidiaries, including MSI, Holdings and their subsidiaries, and a breach of such covenants would cause FinCo Holdings and FinCo Inc. to be in default under the indenture governing the PIK Notes.

Note 3.  Earnings per share

The Company utilizes ASC 260,—Earnings Per Share. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to common stockholders by the weighted average shares outstanding plus dilutive potential shares from the exercise of stock options and restricted shares. Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

The following table sets forth the calculation of basic and diluted earnings per share for the years ended February 1, 2014, February 2, 2013 and January 28, 2012 as follows:

	Fiscal Year
(in millions, except per share data)	2013	2012	2011

Numerator:
Net income	$243	$200	$157
Income related to vested restricted shares	1	—	1

Income available to common stockholders	$242	$200	$156

Denominator:
Denominator for basic earnings per common share—weighted-average shares	174.8	174.7	174.6
Effect of dilutive securities:
Employee stock options	3.9	3.3	1.7
Restricted shares	—	0.2	0.4

Denominator for dilutive earnings per common share	178.7	178.2	176.7

Basic earnings per common share	$1.39	$1.14	$0.90
Diluted earnings per common share	$1.36	$1.12	$0.89

Note 4.  Detail of certain balance sheet accounts

(In millions)	February 1, 2014	February 2, 2013

Property and equipment:
Land and buildings	$2	$2
Fixtures and equipment	897	863
Capitalized software	299	264
Leasehold improvements	402	373

	$1,600	$1,502

Accrued liabilities and other:
Salaries, bonuses and other payroll-related costs	$103	$94
Insurance liabilities	71	71
Accrued interest	56	33
Taxes, other than income and payroll	53	51
Gift certificate and gift card liability	36	33
Other	90	85

	$409	$367

Note 5.  Debt

Debt for The Michaels Companies, Inc. and Michaels Stores, Inc. consisted of the following at the end of fiscal 2013 and fiscal 2012:

		The Michaels Companies, Inc.		Michaels Stores, Inc.
(In millions)	Interest rate	February 1, 2014	February 2, 2013	February 1, 2014	February 2, 2013

Senior secured term loan	Variable	$1,628	$1,640	$1,628	$1,640
Senior notes	7.750%	1,006	1,007	1,006	1,007
Senior subordinated notes	5.875%	260	—	260	—
Senior subordinated notes	11.375%	—	393	—	393
Asset-based revolving credit facility	Variable	—	1	—	1
PIK Notes	7.50% / 8.25%	800	—	—	—

Total debt		3,694	3,041	2,894	3,041
Less current portion		16	150	16	150

Long-term debt		$3,678	$2,891	$2,878	$2,891

The Company and MSI capitalized $108 million and $91 million of costs, respectively, net of write-offs, related to our issuance of various debt instruments. We amortize these deferred financing costs using the straight-line method, which produces results materially consistent with the effective interest method, over the lives of the respective debt agreements (which range from five to ten years) and record the amortization to interest expense. Our expected amortization expense for The Michaels Companies, Inc. and

Michaels Stores, Inc. pertaining to the deferred financing costs for each of the next five fiscal years and thereafter are as follows:

	The Michaels Companies, Inc.
		Michaels Stores, Inc.
Fiscal year (In millions)
	Amount	Amount

2014	$12	$9
2015	11	8
2016	11	8
2017	11	7
2018	6	4
Thereafter	1	1

Total amortization expense	$52	$37

The aggregate amount of scheduled maturities for The Michaels Companies, Inc. and Michaels Stores, Inc. debt for the next five years and thereafter is as follows:

	The Michaels Companies, Inc.
		Michaels Stores, Inc.
Fiscal year (In millions)
	Amount	Amount

2014	$16	$16
2015	16	16
2016	17	17
2017	17	17
2018	3,362	2,562
Thereafter	260	260

Total debt payments	3,688	2,888
Plus unrealized premium amortization	9	9
Less unrealized discount accretion	(3)	(3)

Total debt balance as of February 1, 2014	$3,694	$2,894

As of February 1, 2014, and February 2, 2013, the weighted average interest rate of the Current portion of long-term debt was 3.75% and 10.69%, respectively.

Restated Term Loan Credit Facility

On January 28, 2013, MSI entered into an amended and restated credit agreement (the "Amended Credit Agreement") with Deutsche Bank AG New York Branch ("Deutsche Bank") and other lenders to amend various terms of its Senior Secured Term Loan Facility, as amended. The Amended Credit Agreement, together with related security, guarantee and other agreements, is referred to as the "Restated Term Loan Credit Facility."

The Restated Term Loan Credit Facility provides for senior secured financing of $1,640 million. MSI has the right under the Restated Term Loan Credit Facility to request additional term loans in an aggregate amount of up to (a) $500 million and (b) at MSI's option, an amount of term loans so long as MSI's Consolidated Secured Debt Ratio (as defined in the Amended Credit Agreement) is no more than 3.25 to 1.00 on a pro forma basis as of the last day of the most recently-ended four fiscal quarter-period for which internal financial statements are available. The lenders under the Restated Term Loan Credit Facility will not be under any obligation to provide any such additional term loans, and the incurrence of any additional term loans is subject to customary conditions precedent.

Borrowings under the Restated Term Loan Credit Facility bear interest at a rate per annum equal to, at MSI's option, either (a) a base rate determined by reference to the highest of (1) the prime rate of Deutsche Bank, (2) the federal funds effective rate plus 1/2 of 1% and (3) London Interbank Offered Rate ("LIBOR"), subject to certain adjustments, plus 1%, or (b) LIBOR, subject to certain adjustments, in each case plus an applicable margin. The applicable margin is 1.75% with respect to base rate borrowings and 2.75% with respect to LIBOR borrowings. In addition, the applicable margin is subject to a 0.25% decrease based on MSI's Consolidated Secured Debt Ratio.

The Restated Term Loan Credit Facility requires MSI to prepay outstanding term loans with (x) 100% of the net proceeds of any debt issued by MSI or its subsidiaries (with exceptions for certain debt permitted to be incurred under the Restated Term Loan Credit Facility) and (y) 50% (which percentage will be reduced to 25% if MSI's Consolidated Total Leverage Ratio (as defined in the Amended Credit Agreement) is less than 6.00:1.00 and will be reduced to 0% if MSI's Consolidated Total Leverage Ratio is less than 5.00:1.00 of MSI's annual Excess Cash Flow (as defined in the Amended Credit Agreement).

MSI must offer to prepay outstanding term loans at 100% of the principal amount to be prepaid, plus accrued and unpaid interest, with the proceeds of certain asset sales or casualty events under certain circumstances. MSI may voluntarily prepay outstanding loans under the Restated Term Loan Credit Facility at any time without premium or penalty other than customary "breakage" costs with respect to LIBOR loans.

MSI is required to make scheduled quarterly payments, each equal to 0.25% of the original principal amount of the term loans, subject to adjustments relating to the incurrence of additional term loans under the Restated Term Loan Credit Facility, for the first six years and three quarters, with the balance paid on January 28, 2020 (the "Maturity Date"); provided, however, that the Maturity Date of the term loans will automatically become July 28, 2018, if as of July 28, 2018, (i) the Consolidated Secured Debt Ratio is greater than 3.25:1.00 and (ii) the then aggregate outstanding principal amount of MSI's Senior Notes (and certain refinancings thereof requiring principal payments prior to April 28, 2020) exceeds $250 million.

All obligations under the Restated Term Loan Credit Facility are guaranteed, jointly and severally, fully and unconditionally by each of MSI's direct and indirect wholly-owned domestic subsidiaries that guarantee obligations under the Restated Revolving Credit Facility. All obligations under the Restated Term Loan Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of MSI and the Subsidiary Guarantors (as defined below), including:

•
a first-priority pledge of our capital stock and all of the capital stock held by us and the Subsidiary Guarantors (which pledge, in the case of any foreign subsidiary, is limited to 65% of the voting stock of such foreign subsidiary and 100% of the non-voting stock of such subsidiary);

•
a first-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of MSI and each Subsidiary Guarantor, including substantially all of our and our subsidiaries' owned real property and equipment, but excluding, among other things, the collateral described in the following bullet point; and

•
a second-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by MSI or the Subsidiary Guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges and debit card charges for sales of inventory by MSI and the Subsidiary Guarantors, and certain related assets and proceeds of the foregoing.

The Restated Term Loan Facility contains a number of negative covenants that are substantially similar to, but more restrictive in certain respects than, those governing the 7 3/4% Senior Notes maturing on November 1, 2018 ("2018 Senior Notes"), and the 5 7/8% Senior Subordinated Notes due December 15, 2020 ("2020 Senior Subordinated Notes"), as well as certain other customary representations and warranties, affirmative and negative covenants, and events of default. As of February 1, 2014, MSI was in compliance with all covenants.

In accordance with ASC 470, Debt ("ASC 470"), in fiscal 2012, we recorded $12 million of refinancing costs related to the Restated Term Loan Credit Facility. MSI recorded a loss on early extinguishment of debt of approximately $6 million to write off debt issuance costs associated with the senior secured term loan facility, with the remaining $9 million of unamortized debt issuance costs being amortized over the revised life of the Restated Term Loan Credit Facility through July 28, 2018. In addition, we capitalized $5 million in debt issuance costs associated with the execution of the Restated Term Loan Credit Facility that is being amortized as interest expense over the life of the Restated Term Loan Credit Facility.

7 3/4% Senior Notes due 2018

On October 21, 2010, we issued $800 million aggregate principal amount of 7 3/4% Senior Notes that mature on November 1, 2018, at a discounted price of 99.262% of face value, resulting in an effective interest rate of 7 7/8%. Interest is payable semi-annually in arrears on each May 1 and November 1, commencing on May 1, 2011.

On September 27, 2012, we issued an additional $200 million aggregate principal amount (the "Additional Senior Notes" and, together with the 2018 Senior Notes, the "Senior Notes") of our Senior Notes under the Indenture, dated as of October 21, 2010 (the "2018 Senior Indenture"), by and among the Company, the guarantors party thereto ("Guarantors") and Law Debenture Trust Company of New York, as trustee ("Trustee"), as amended on the date of such issuance by a supplemental indenture, dated as of September 27, 2012, by and among the Company, the Guarantors and the Trustee. The Additional Senior Notes were issued at a premium of 106.25% of face value, resulting in an effective interest rate of 6 1/2%. The Additional Senior Notes form a single class with the 2018 Senior Notes previously issued under the 2018 Senior Indenture and have terms that are identical to the previously issued 2018 Senior Notes, except that interest on the Additional Senior Notes accrues from and including May 1, 2012, and the Additional Senior Notes are subject to a Registration Rights Agreement.

The Senior Notes are guaranteed, jointly and severally, fully and unconditionally, on an unsecured senior basis, by each of our subsidiaries that guarantee indebtedness under the Senior Secured Credit Facilities. The Senior Notes and the guarantees thereof are our and the guarantors' unsecured senior obligations and (i) rank senior in right of payment to all of our and the guarantors' existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the 2020 Senior Subordinated Notes, as defined and described below; (ii) rank equally in right of payment to all of our and the guarantors' existing and future debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the Senior Notes; (iii) are effectively subordinated in right of payment to all of our and the guarantors' existing and future secured debt (including obligations under the Senior Secured Credit Facilities), to the extent of the value of the assets securing such debt; and (iv) are structurally subordinated to all obligations of our subsidiaries that are not guarantors of the Senior Notes.

At any time prior to November 1, 2014, we may redeem all or a part of the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus the Applicable Premium (as defined in the 2018 Senior Indenture) and accrued and unpaid interest and Additional Interest (as defined in the 2018 Senior Indenture), if any, to the date of redemption, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. On and after November 1, 2014, the Company may redeem the Senior Notes, in whole or in part, upon notice, at the redemption prices (expressed as percentages of principal amount of the Senior Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable date of redemption if redeemed during the twelve-month period beginning on November 1 of each of the years indicated below:

Year	Percentage

2014	103.875%
2015	101.938%
2016 and thereafter	100.000%

Upon a change in control we are required to offer to purchase all of the Senior Notes at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest.

The 2018 Senior Indenture contains covenants limiting, among other things, the Company's ability and the ability of the Company's restricted subsidiaries to:

•
incur additional debt

•
pay dividends or distributions on the Company's capital stock or repurchase the Company's capital stock, subject to certain exceptions, including dividends, distributions and repurchases up to an amount in excess of (i) $75 million plus (ii) a basket that builds based on 50% of the Company's Consolidated Net Income (as defined in the 2018 Senior Indenture) and certain other amounts, in each case, to the extent such payment capacity is not applied as otherwise permitted under the 2018 Senior Indenture and subject to certain conditions.

•
issue stock of subsidiaries

•
make certain investments

•
create liens on the Company's assets to secure debt

•
enter into transactions with affiliates

•
merge or consolidate with another company

•
sell or otherwise transfer assets

The 2018 Senior Indenture also provides for events of default, which, if certain of them occur, would permit the trustee under the 2018 Senior Indenture or holders of at least 25% in principal amount of the then outstanding Senior Notes to declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Senior Notes to be due and payable immediately.

In accordance with ASC 470, we are amortizing $20 million in debt issuance costs, including $4 million capitalized in fiscal 2012, as interest expense over the life of the Senior Notes.

7.50%/8.25% PIK Toggle Notes

On July 29, 2013, FinCo Holdings and FinCo Inc. issued $800 million aggregate principal amount of 7.50%/8.25% PIK Toggle Notes due 2018. The PIK Notes were issued in a private transaction. Interest payments on the PIK Notes are due February 1 and August 1 of each year until maturity. The first two interest payments and the last interest payment are required to be paid entirely in cash. All other interest payments must be made in cash, except that all or a portion of the interest on the PIK Notes may be paid by increasing the principal amount of the outstanding PIK Notes or by issuing additional PIK Notes depending on the amount of cash dividends that can be paid by Michaels Stores, Inc. under the credit agreements governing our Senior Secured Credit Facilities, the terms of the indentures governing our outstanding notes and the terms of its other indebtedness outstanding at the time. The proceeds from the debt issuance were approximately $783 million, after deducting the debt issuance fees and expenses. FinCo Holdings distributed the net proceeds to the Company, and the proceeds were used to fund a cash dividend, distribution and other payment to the Company's equity and equity-award holders and pay related fees and expenses.

The PIK Notes are senior unsecured obligations of FinCo Holdings and FinCo Inc. The PIK Notes are not guaranteed by MSI, Holdings or any of their subsidiaries, but the indenture governing the PIK Notes contains restrictive covenants that apply to FinCo Holdings and its restricted subsidiaries, including MSI, Holdings and their subsidiaries, and a breach of such covenants would cause FinCo Holdings and FinCo Inc. to be in default under the indenture governing the PIK Notes.

On and after August 1, 2014, the Company may redeem all or part of the PIK Notes, upon notice, at the redemption prices (expressed as percentages of principal amount of the 7.50%/8.25% PIK Toggle Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the applicable date of redemption if redeemed during the twelve-month period beginning on August 1 of each of the years indicated below.

Year	Percentage

2014	102.000%
2015	101.000%
2016 and thereafter	100.000%

11 3/8% Senior Subordinated Notes due 2016

On October 31, 2006, we issued $400 million in principal amount of 11 3/8% Senior Subordinated Notes due November 1, 2016 (the "2016 Senior Subordinated Notes"). Interest was payable semi-annually in arrears on each May 1 and November 1, commencing on May 1, 2007.

On January 28, 2013, we delivered to the holders of our outstanding 2016 Senior Subordinated Notes an irrevocable notice of redemption of $137 million in aggregate principal amount of 2016 Senior Subordinated Notes. On February 27, 2013, we redeemed the $137 million of 2016 Senior Subordinated Notes at a redemption price equal to 103.792%. In accordance with ASC 470, we recorded a loss on early extinguishment of debt of approximately $7 million related to the redemption of our 2016 Senior Subordinated Notes. The $7 million loss is comprised of a $5 million redemption premium and $2 million to write off related debt issuance costs.

On December 19, 2013, we issued an irrevocable notice of redemption to the holders of our remaining outstanding 2016 Senior Subordinated Notes, deposited the proceeds of the offering of our 2020 Senior Subordinated Notes with the trustee under the 2016 Senior Subordinated Notes Indenture and instructed the trustee to (a) redeem the 2016 Senior Subordinated Notes on January 21, 2014, and (b) discharge our obligations under the 2016 Senior Subordinated Notes Indenture. We redeemed $256 million of 2016 Senior Subordinated Notes at a redemption price equal 101.896%, or a total of $261 million, and recorded refinancing costs of $7 million.

5 7/8% Senior Subordinated Notes due 2020

On December 19, 2013, we issued $260 million in principal amount of 5 7/8% Senior Subordinated Notes that mature December 15, 2020. Interest is payable semi-annually in arrears on each June 15 and December 15, commencing on June 15, 2014. We used the net proceeds of these notes to redeem the outstanding 2016 Senior Subordinated Notes, to pay the applicable redemption premium and accrued and unpaid interest to, but not including, the applicable redemption date and to pay related fees and expenses. The 2020 Senior Subordinated Notes are guaranteed, jointly and severally, fully and unconditionally, on an unsecured senior subordinated basis, by each of the Company's subsidiaries that guarantee indebtedness under the Senior Secured Credit Facilities.

The 2020 Senior Subordinated Notes and the guarantees thereof are the Company's and the guarantors' unsecured senior subordinated obligations and (i) are subordinated in right of payment to all of the Company's and the guarantors' existing and future senior debt, including the Senior Secured Credit Facilities and the Senior Notes; (ii) rank equally in right of payment to all of the company's and the guarantors' future senior subordinated debt; (iii) are effectively subordinated to all of the Company's and the guarantors' existing and future secured debt (including the Senior Secured Credit Facilities) to the extent of the value of the assets securing such debt; (iv) rank senior in right of payment to all of the Company's and the guarantors' existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the 2020 Senior Subordinated Notes; and (v) are structurally subordinated to all obligations of the Company's subsidiaries that are not guarantors of the 2020 Senior Subordinated Notes.

At any time prior to December 15, 2016, the Company may redeem all or a part of the 2020 Senior Subordinated Notes at a redemption price equal to 100% of the principal amount of the 2020 Senior Subordinated Notes redeemed plus a make-whole premium, as provided in the indenture governing the 2020 Senior Subordinated Notes (the "2020 Senior Subordinated Notes Indenture"), and accrued and unpaid interest to, but not including, the date of redemption, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date.

On and after December 15, 2016, the company may redeem all or part of the 2020 Senior Subordinated Notes, upon notice, at the redemption prices (expressed as percentages of principal amount of the 2020 Senior Subordinated Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the applicable date of redemption if redeemed during the twelve-month period beginning on December 15 of each of the years indicated below:

Year	Percentage

2016	102.938%
2017	101.469%
2018 and thereafter	100.000%

In addition, until December 15, 2016, the Company may, at its option, on one or more occasions redeem up to 40% of the aggregate principal amount of the 2020 Senior Subordinated Notes with the aggregate principal amount of 2020 Senior Subordinated Notes to be redeemed (the "Equity Offering Redemption Amount") not to exceed an amount equal to the aggregate gross proceeds from one or more Equity Offerings (as defined in the 2020 Senior Subordinated Notes Indenture), at a redemption price equal to 105.875% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to, but not including, the applicable date of redemption, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date; provided that (i) each such redemption occurs within 120 days of the date of closing of each such Equity Offering; (ii) proceeds in an amount equal to or exceeding the applicable Equity Offering Redemption Amount shall be received by, or contributed to the capital of, the Company or any of its restricted subsidiaries and (iii) at least 50% of the sum of the aggregate principal amount of 2020 Senior Subordinated Notes originally issued under the 2020 Senior Subordinated Notes Indenture and any 2020 Senior Subordinated Notes that are issued under the 2020 Senior Subordinated Notes Indenture after the original issue date remains outstanding immediately after the occurrence of each such redemption.

Upon a change in control, we are required to offer to purchase all of the 2020 Senior Subordinated Notes at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest.

The 2020 Senior Subordinated Notes Indenture contains restrictive covenants and events of default substantially similar to, but less restrictive in certain customary respects than those of the Senior Notes described above.

In accordance with ASC 470, we are amortizing $8 million in debt issuance costs, including $4 million capitalized in fiscal 2013, as interest expense over the life of the 2020 Senior Subordinated Notes.

13% Subordinated Discount Notes due 2016

On October 31, 2006, we issued $469 million in principal amount at maturity of 13% Subordinated Discount Notes due on November 1, 2016, the ("Subordinated Discount Notes"). The Subordinated Discount Notes were guaranteed, jointly and severally, fully and unconditionally, on an unsecured subordinated basis, by each of our subsidiaries that guarantee indebtedness under our Senior Secured Credit Facilities.

During fiscal 2011, we completed open market repurchases of our outstanding Subordinated Discount Notes totaling $163 million face value, or $155 million accreted value. Pursuant to the terms of the repurchases, we agreed to pay the holders of the Subordinated Discount Notes face value plus a purchase premium. In accordance with ASC 470, we recorded a loss of $18 million during fiscal 2011 related to the early extinguishment of the repurchased Subordinated Discount Notes. The $18 million loss is comprised of $11 million to recognize the unrealized interest accretion and the write off of related debt issuance costs, as well as $7 million in purchase premiums.

Beginning on November 1, 2011, cash interest began accruing on the Subordinated Discount Notes and was payable semi-annually in arrears on each May 1 and November 1 (the first cash interest payment was May 1, 2012). On May 1, 2012, as required pursuant to the indenture ("Subordinated Discount Notes Indenture") governing our Subordinated Discount Notes, we redeemed $127 million in aggregate principal amount of our Subordinated Discount Notes.

On November 1, 2012, we redeemed a portion of the Subordinated Discount Notes equal to the AHYDO Amount (as defined in the Subordinated Discount Notes Indenture) at a redemption price equal to 100% and the remaining outstanding Subordinated Discount Notes at a redemption price equal to 104.333%. In accordance with ASC 470, we recorded a loss on early extinguishment of debt of approximately $11 million related to the redemption of our Subordinated Discount Notes. The $11 million loss is comprised of an $8 million redemption premium and $3 million to write off related debt issuance costs.

Restated Revolving Credit Facility

On February 18, 2010, we entered into an agreement to amend and restate various terms of the then existing asset-based Revolving Credit Facility, dated as of October 31, 2006 (as so amended and restated, the "senior secured asset-based Revolving Credit Facility"). On September 17, 2012, we entered into a second amended and restated credit agreement (the "Restated Credit Agreement") with Wells Fargo Bank, National Association ("Wells Fargo") and other lenders to amend various terms of our senior secured asset-based Revolving Credit Facility. The Restated Credit Agreement, together with related security, guarantee and other agreements, is referred to as the "Restated Revolving Credit Facility".

The Restated Revolving Credit Facility provides for senior secured financing of up to $650 million, subject to a borrowing base, maturing on September 17, 2017 (the "ABL Maturity Date"). The borrowing base under the Restated Revolving Credit Facility equals the sum of (i) 90% of eligible credit card receivables and debit card receivables, plus (ii) 90% of the appraised net orderly liquidation value of eligible inventory, plus (iii) the lesser of (x) 90% of the appraised net orderly liquidation value of inventory supported by eligible letters of credit and (y) 90% of the face amount of eligible letters of credit supported by eligible letters of credit, minus (iv) certain reserves.

The Restated Revolving Credit Facility provides us with the right to request up to $200 million of additional commitments under the Restated Revolving Credit Facility. The lenders under the Restated Revolving Credit Facility will not be under any obligation to provide any such additional commitments, and any increase in commitments is subject to customary conditions precedent. If we were to request any such additional commitments, and the existing lenders or new lenders were to agree to provide such commitments, the facility size could be increased to up to $850 million, but our ability to borrow under the Restated Revolving Credit Facility would still be limited by the borrowing base.

Borrowings under the Restated Revolving Credit Facility bear interest at a rate per annum equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate of Wells Fargo, (2) the federal funds effective rate plus 0.50% and (3) LIBOR subject to certain adjustments plus 1.00% or (b) LIBOR subject to certain adjustments, in each case plus an applicable margin. The initial applicable margin is (a) 0.75% for prime rate borrowings and 1.75% for LIBOR borrowings. The applicable margin is subject to adjustment each fiscal quarter based on the excess availability under the Restated Revolving Credit Facility. Same-day borrowings bear interest at the base rate plus the applicable margin.

We are required to pay a commitment fee on the unutilized commitments under the Restated Revolving Credit Facility, which initially is 0.375% per annum. The commitment fee is subject to adjustment each fiscal quarter. If average daily excess availability is less than or equal to 50% of the total commitments, the commitment fee will be 0.25% per annum, and if average daily excess availability is greater than 50% of the total commitments, the commitment fee will be 0.375%. In addition, we must pay customary letter of credit fees and agency fees.

All obligations under the Restated Revolving Credit Facility are unconditionally guaranteed, jointly and severally by the Company and all of our existing domestic material subsidiaries and are required to be guaranteed by certain of our future domestic wholly-owned material subsidiaries. All obligations under the Restated Revolving Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of our and our material subsidiaries (the "Subsidiary Guarantors"), including:

•
a first-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by us or the Subsidiary Guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges and debit card charges for sales of inventory by us and the Subsidiary Guarantors, and certain related assets and proceeds of the foregoing;

•
a second-priority pledge of all of our capital stock and the capital stock held by us and the Subsidiary Guarantors (which pledge, in the case of the capital stock of any foreign subsidiary, is limited to 65% of the voting stock of such foreign subsidiary and 100% of the non-voting stock of such subsidiary); and

•
a second-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of us and each Subsidiary Guarantor, including substantially all of our and our subsidiaries' owned real property and equipment.

If, at any time, the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Restated Revolving Credit Facility exceeds the lesser of (i) the commitment amount and (ii) the borrowing base (the "Loan Cap"), we will be required to repay outstanding loans and cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If excess availability under the Restated Revolving Credit Facility is less than (i) 12.5% of the Loan Cap for five consecutive business days, or (ii) $65 million at any time, or if certain events of default have occurred, we will be required to repay outstanding loans and cash collateralize letters of credit with the cash we are required to deposit daily in a collection account maintained with the agent under the Restated Revolving Credit Facility. Excess availability under the Restated Revolving Credit Facility means the lesser of the Loan Cap minus the outstanding credit extensions. We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary breakage costs with respect to LIBOR loans. There is no scheduled amortization under the Restated Revolving Credit Facility; the principal amount of the loans outstanding is due and payable in full on the ABL Maturity Date.

The covenants limiting dividends and other restricted payments, investments, loans, advances and acquisitions, and prepayments or redemptions of indebtedness, each permit the restricted actions in an unlimited amount, subject to the satisfaction of certain payment conditions, principally that we must meet certain specified excess availability requirements and minimum consolidated fixed charge coverage ratios, to be tested on a pro forma and 6 months projected basis. Adjusted EBITDA is used in the calculation of the consolidated fixed charge coverage ratios. The Restated Revolving Credit Facility also contains certain customary affirmative covenants and events of default.

From the time when we have excess availability less than the greater of (a) 10% of the Loan Cap and (b) $50 million, until the time when we have excess availability greater than the greater of (a) 10% of the Loan Cap and (b) $50 million for 30 consecutive days, the Restated Revolving Credit Facility will require us to maintain a consolidated fixed charge coverage ratio of at least 1.0 to 1.0. The Restated Revolving Credit Facility also contains certain customary representations and warranties, affirmative covenants and provisions relating to events of default (including change of control and cross-default to material indebtedness).

The Restated Revolving Credit Facility contains a number of covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our restricted subsidiaries to:

•
incur or guarantee additional indebtedness

•
pay dividends on our capital stock or redeem, repurchase or retire our capital stock

•
make investments, loans, advances and acquisitions

•
create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries

•
engage in transactions with our affiliates

•
sell assets, including capital stock of our subsidiaries

•
prepay or redeem indebtedness

•
consolidate or merge

•
create liens

In accordance with ASC 470, we recorded a loss on early extinguishment of debt in fiscal 2012 of approximately $2 million to write off debt issuance costs related to the Restated Revolving Credit Facility, with the remaining $7 million of unamortized debt issuance costs being amortized over the revised life. In addition, we capitalized $4 million of debt issuance costs in fiscal 2012 associated with the execution of the Restated Revolving Credit Facility. These debt issuance costs are being amortized as interest expense over the life of the Restated Revolving Credit Facility.

As of February 1, 2014, and February 2, 2013, the borrowing base was $650 million and $650 million, respectively, of which we had availability of $589 million and $587 million, respectively. Borrowing capacity is available for letters of credit and borrowings on same-day notice. Outstanding letters of credit as of February 1, 2014, totaled $63 million, of which $61 million relate to standby letters of credit.

Note 6.  Other comprehensive (loss) income

Accumulated other comprehensive (loss) income, net of tax, is reflected in the Consolidated Balance Sheets as follows:

(In millions)	Foreign currency translation & other

Balance at January 29, 2011	$7
Foreign currency translation adjustment	(1)

Balance at January 28, 2012	6
Foreign currency translation adjustment	—

Balance at February 2, 2013	6
Foreign currency translation adjustment	(6)

Balance at February 1, 2014	$—

Note 7.  Income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities as of the respective year-end balance sheets for The Michaels Companies, Inc. and Michaels Stores, Inc. are as follows:

	Deferred tax asset (liability)
	February 1, 2014		February 2, 2013
The Michaels Companies, Inc. (In millions)
	Current	Noncurrent	Current	Noncurrent

Net operating loss, general business credit, foreign tax credit and alternative minimum tax credit carryforwards	$—	$9	$—	$10
Merchandise inventories	(10)	—	(12)	—
Accrued expenses	11	1	13	1
State income taxes	(1)	4	(1)	3
Vacation accrual	8	—	7	—
Share-based compensation	—	22	—	29
Deferred rent	2	15	2	14
Other deferred tax assets	7	4	4	3
State valuation allowance	—	(9)	—	(10)
Bonus accrual	—	2	—	3
Gift cards	5	—	4	—
Property and equipment	—	(25)	—	(29)
Foreign taxes	—	—	1	—
Workers' compensation	19	—	19	—
Cancellation of debt income	—	(40)	—	(39)
Original issue discount related to cancellation of debt income-	—	41	—	41
Other deferred tax (liabilities) assets	(3)	2	(4)	2

	$38	$26	$33	$28

Net deferred tax assets		$64		$61

	Deferred tax asset (Liability)
	February 1, 2014		February 2, 2013
Michaels Stores, Inc. (In millions)
	Current	Noncurrent	Current	Noncurrent

Net operating loss, general business credit, foreign tax credit and alternative minimum tax credit carryforwards	$—	$9	$—	$10
Merchandise inventories	(10)	—	(12)	—
Accrued expenses	11	1	13	1
State income taxes	(1)	4	(1)	3
Vacation accrual	8	—	7	—
Share-based compensation	—	22	—	29
Deferred rent	2	15	2	14
Other deferred tax assets	7	4	4	3
State valuation allowance	—	(9)	—	(10)
Bonus accrual	—	2	—	3
Gift cards	5	—	4	—
Property and equipment	—	(25)	—	(29)
Foreign taxes	—	—	1	—
Workers' compensation	19	—	19	—
Cancellation of debt income	—	(40)	—	(39)
Original issue discount related to cancellation of debt income	—	41	—	41
Other deferred tax (liabilities) assets	(3)	2	(4)	2

	$38	$26	$33	$28

Net deferred tax assets		$64		$61

The federal, state and international income tax provision for The Michaels Companies, Inc. and Michaels Stores, Inc. are as follows:

	The Michaels Companies, Inc			Michaels Stores, Inc
	Fiscal year			Fiscal year
	2013	2012	2011	2013	2012	2011
	(In millions)			(In millions)
Federal:
Current	$114	$92	$46	$125	$92	$46
Deferred	(1)	(7)	18	—	(7)	18

Total federal income tax provision	113	85	64	125	85	64
State:
Current	15	10	13	15	10	13
Deferred	(4)	1	1	(4)	1	1

Total state income tax provision	11	11	14	11	11	14
International:
Current	11	20	22	11	20	22
Deferred	1	(1)	—	1	(1)	—

Total international income tax provision	12	19	22	12	19	22

Total income tax provision	$136	$115	$100	$148	$115	$100

The reconciliation between the actual income tax provision and the income tax provision calculated by applying the federal statutory tax rate is as follows:

	Fiscal year
(In millions)	2013	2012	2011

Income tax provision at statutory rate	$133	$111	$91
State income taxes, net of federal income tax effect	8	6	7
Federal tax credits	(1)	—	(2)
Unrecognized tax benefits	—	(1)	1
State valuation allowance	(1)	—	—
Other	(3)	(1)	3

Total income tax provision	$136	$115	$100

At February 1, 2014, we had state net operating loss carryforwards to reduce future taxable income of approximately $9 million, net of federal tax benefits, expiring at various dates between fiscal 2014 and fiscal 2032. The valuation allowance related to state net operating loss carryforwards was decreased to $9 million in fiscal 2013 due to the expiration of state net operating losses. We believe it is more likely than not that we will be unable to realize these amounts.

In fiscal 2013, we reduced our valuation allowance by $1 million and our deferred tax assets related to state net operating loss carryforwards by $1 million reflecting the unrecognized tax benefits in those respective jurisdictions.

Uncertain tax positions

We operate in a number of tax jurisdictions and are subject to examination of our income tax returns by tax authorities in those jurisdictions who may challenge any item on these tax returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain.

In accordance with ASC 740, Income Taxes, we recognize the benefits of uncertain tax positions in our financial statements only after determining a more likely than not probability that the uncertain tax positions will be sustained. A reconciliation of gross unrecognized tax benefits, including reduction of deferred tax assets for state operating losses, from the end of fiscal year 2012 through the end of fiscal 2013 is as follows:

(In millions)	Fiscal year 2013

Balance at February 2, 2013	$14
Additions based on tax positions related to the current year	1
Reductions for tax positions related to prior years	—
Reductions for expiration of statute of limitations	(3)

Balance at February 1, 2014	$12

Included in the balance of unrecognized tax benefits at February 1, 2014, is $6 million which, if recognized, would affect tax expense.

Our policy is to classify all income tax related interest and penalties as income tax expense. As of February 1, 2014, our accrual for potential payments of interest and penalties was $2 million.

We identified our federal return, Canadian tax return and state returns in California, Florida, Illinois, Michigan, New York, North Carolina, Pennsylvania and Texas as "major" jurisdictions. The periods subject to examination for our federal return are fiscal 2010 to present, fiscal 2007 to present for our Canadian returns, and fiscal 2009 to present for all major state tax returns. The pretax income from foreign operations for fiscal 2013, fiscal 2012, and fiscal 2011 was $39 million, $52 million, and $51 million, respectively.

Note 8.  Share-based compensation

The Michaels Companies, Inc. Equity Incentive Plan provides for the grant of share-based awards exercisable for up to 21.0 million shares of common stock. Generally, awards vest ratably over four or five years and expire eight years from the grant date. Prior to third quarter 2011, we issued new shares of common stock to satisfy share issuance upon option exercises. During fiscal 2011, we satisfied option exercises with the issuance of new shares but also allowed such shares to be net cash settled at the request of the former employee. Consequently, in the third quarter of fiscal 2011, management determined that the pattern of purchasing immature shares modified the classification of outstanding awards to liability awards. Share-based compensation expense was $35 million for fiscal 2013, $21 million for fiscal 2012 and $41 million for fiscal 2011 which is recognized in Cost of sales and occupancy expense and Share-based compensation on the Consolidated Statements of Comprehensive Income.

The fair value of options issued prior to the third quarter of fiscal 2011 was recognized as compensation expense at their grant date fair value. When the options were modified to liability awards, the grant date fair value of the options outstanding prior to the third quarter of fiscal 2011 was the minimum expense recognized each period. For the years ended February 2, 2013, and January 28, 2012, the Company, under ASC 718's guidance on liability awards, recognized incremental share-based compensation expense using the Black-Scholes option valuation model's fair value as of the end of each reporting period. The following assumptions were used during the fiscal years 2013, 2012 and 2011 to estimate the fair value of options.

	Fiscal year
Assumptions(1)	2013	2012	2011

Risk-free interest rates(2)	0.1% - 1.4%	0.1% - 1.1%	0.1% - 1.3%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility rates of our common stock(3)	25.5% - 32.5%	29.0% - 35.2%	30.7% - 37.8%
Expected life of options (in years)(4)	4.0 - 5.0	1.0 - 5.0	1.0 - 5.0
Fair value of equity per share(5)	$14.76 - $18.28	$16.32 - $16.99	$10.31 - $12.16

(1)    Forfeitures were estimated based on historical experience and anticipated events.

(2)    Based on constant maturity interest rates for U.S. Treasury instruments with terms consistent with the expected lives of the awards.

(3)    We considered both the historical volatility as well as implied volatilities for exchange-traded options of a peer group of companies.

(4)   Expected lives were based on an analysis of historical exercise and post-vesting employment termination behavior. Since fair value was remeasured at the end of the year in fiscal 2011 and fiscal 2012, and at the end of the third quarter in fiscal 2013, the expected life was adjusted based on the remaining life of the options.

(5)    The Company's fiscal 2013, 2012 and 2011 common stock valuations relied on projections of our future performance, estimates of our weighted average cost of capital, and metrics based on the performance of a peer group of similar companies, including valuation multiples and stock price volatility.

As of February 1, 2014, there were 11.8 million stock option awards outstanding. In addition, as of February 1, 2014, there were 826,129.0 shares of restricted stock outstanding, of which 47,657.1 are vested. Under The Michaels Companies, Inc. Equity Incentive Plan, there are 3.1 million shares of common stock remaining available for grant. The table below sets forth a summary of stock option activity for the year ended February 1, 2014. For fiscal 2013, options outstanding at the end of the fiscal third quarter were revalued under liability accounting, while options granted during the fourth fiscal quarter of 2013, are fair-valued on the date of grant.

	Number of shares (in millions)	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in millions)

Outstanding at February 2, 2013	13.4	$10.75
Granted	3.3	13.96
Exercised	(4.0)	9.20
Cancelled/Forfeited	(0.9)	10.07

Outstanding at February 1, 2014	11.8	$9.37	4.6	$78

Vested and Exercisable at February 1, 2014	6.3	$7.66	3.4	$55

The total fair value of options that vested during fiscal 2013, fiscal 2012 and fiscal 2011 was $17 million, $30 million and $25 million, respectively. The intrinsic value for options that vested during 2013, fiscal 2012 and fiscal 2011 was $25 million, $22 million and $17 million, respectively. The intrinsic value for options exercised was $27 million in fiscal 2013, $5 million in fiscal 2012 and less than $1 million in fiscal 2011. As of the beginning of fiscal 2013, there were 4.7 million nonvested options with a weighted average fair value of $8.14 per share. As of the end of fiscal 2013, there were 5.2 million nonvested options with a weighted average fair value of $6.04 per share. The weighted-average fair value of options granted during fiscal 2013 was $4.68. During fiscal 2013, there were 3.5 million options that vested and 0.9 million options that were cancelled with a weighted-average fair value of $4.91 and $6.56 per share, respectively.

As of February 1, 2014, compensation cost not yet recognized related to nonvested awards totaled $24 million and is expected to be recognized over a weighted average period of 2.9 years. Share-based liabilities paid in fiscal 2012 were $3 million and in fiscal 2013 were $19 million. To the extent the actual forfeiture rate is different from what we have anticipated, share-based compensation related to these awards will be different from our expectations.

Note 9.  Derivative instruments

We are exposed to fluctuations in interest rates on our Restated Term Loan Credit Facility. During the first quarter of fiscal 2009, we purchased an interest rate derivative with the objective to cap our exposure to interest rate increases on our senior secured term loan facility resulting from fluctuations in the three-month LIBOR (the "cap"). The cap limits our interest exposure on a notional value of $2.0 billion to the lesser of the three-month LIBOR rate or 7.0%. The term of the cap extends to the first quarter of fiscal 2015. The interest rate cap does not qualify for cash flow hedge accounting under ASC 815, Derivatives and Hedging. The fair value of the cap as of February 1, 2014, and February 2, 2013, was immaterial and is included in Other assets on the Consolidated Balance Sheets. The change in fair value of the cap for the years resulted in an immaterial loss in both fiscal 2013 and fiscal 2012 and a loss of $5 million in fiscal

2011. These amounts are recorded in Other (income) and expense, net in the Consolidated Statements of Comprehensive Income.

Note 10.  Fair Value Measurements

As defined in ASC 820, Fair Value Measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level valuation hierarchy for fair value measurements. These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect less transparent active market data, as well as internal assumptions. These two types of inputs create the following fair value hierarchy:

•
Level 1—Quoted prices for identical instruments in active markets

•
Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable and

•
Level 3—Instruments with significant unobservable inputs

In fiscal 2009, we purchased an interest rate derivative with the objective to cap our exposure to interest rate increases on our senior secured term loan facility that result from fluctuations in the three-month LIBOR. The interest rate cap is measured using widely accepted valuation techniques including a discounted cash flow analysis on the expected cash flows. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair value of the interest rate cap is determined using the market methodology of discounting the future expected variable cash receipts that would occur if variable interest rates rise above the strike rate of the cap. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. These factors are considered Level 2 inputs within the fair value hierarchy. As of February 1, 2014, the fair value of the cap was immaterial. See Note 9 for additional information on our derivative instruments.

In 2010, the Company acquired ScrapHD, an online scrapbooking business. In connection with the acquisition, there was a contingent cash obligation based on operating performance through fiscal 2012. As a result of negative operating results, we estimated the fair value of ScrapHD to be zero as of February 2, 2013, which resulted in a reduction in the fair value of our contingent consideration liability from an immaterial amount as of January 28, 2012, to zero as of February 2, 2013. Due to the previously discussed factors, we recorded an impairment charge in fiscal 2012 of $7 million for long-lived assets associated with our online scrapbooking business and a goodwill impairment charge of $1 million, which represents the carrying amount of ScrapHD's goodwill.

Long-lived assets held for use consists of our stores tested for impairment as a result of our impairment review, as more fully described in Note 1. The inputs used to measure the fair value of these long-lived assets are considered Level 3 inputs within the fair value hierarchy. As a result of our impairment review, we recorded an impairment charge of $2 million in fiscal 2013, did not have an impairment charge in fiscal 2012 and recorded less than $1 million in impairment charges in fiscal 2011.

We have also performed the required impairment review related to goodwill, as more fully described in Note 1. Based on our review at February 1, 2014, we do not believe it is more likely than not that the carrying amount exceeds our fair value.

The table below provides the carrying and fair values of our senior secured term loan and notes as of February 1, 2014. The fair values of our senior secured term loan, senior subordinated notes, and PIK Notes were determined based on quoted market prices which are considered Level 2 inputs within the fair value hierarchy. The fair value of our Senior notes was determined based on recent trades which are considered Level 1 inputs within the fair value hierarchy.

(In millions)	Carrying value	Fair value

Senior secured term loan	$1,628	$1,637
Senior notes	1,006	1,075
Senior subordinated notes	260	259
PIK Notes	800	822

Note 11.  Retirement plans

We sponsor a 401(k) Savings Plan for our eligible employees and certain of our subsidiaries. Participation in the 401(k) Savings Plan is voluntary and available to any employee who is at least 21 years of age and has completed 500 hours of service in a six-month eligibility period. Participants may elect to contribute up to 80% of their compensation on a pre-tax basis and up to 10% on an after-tax basis. In accordance with the provisions of the 401(k) Savings Plan, we make a matching cash contribution to the account of each participant in an amount equal to 50% of the participant's pre-tax contributions that do not exceed 6% of the participant's considered compensation for the year. Matching contributions, and the actual earnings thereon, vest to the participants based on years of service, with 100% vesting after three years. Our matching contribution expense, net of forfeitures, was $4 million in each of fiscal 2013, fiscal 2012 and fiscal 2011.

Note 12.  Commitments and contingencies

Commitments

We operate stores and use distribution centers, office facilities, and equipment that are generally leased under non-cancelable operating leases, the majority of which provide for renewal options. Future minimum annual rental commitments for all non-cancelable operating leases as of February 1, 2014, are as follows:

(In millions)	Operating leases

For the fiscal year:
2014	$390
2015	343
2016	294
2017	236
2018	181
Thereafter	350

Total minimum rental commitments	$1,794

Rent expense applicable to non-cancelable operating leases was $370 million, $355 million and $345 million in fiscal 2013, 2012 and 2011, respectively.

Employee claims

Rea claim

On September 15, 2011, MSI was served with a lawsuit filed in the California Superior Court in and for the County of Orange ("Superior Court") by four former store managers as a class action proceeding on behalf of themselves and certain former and current store managers employed by MSI in California. The lawsuit alleges that MSI improperly classified store managers as exempt employees and as such failed to pay all wages, overtime, waiting time penalties and failed to provide accurate wage statements. The lawsuit also alleges that the foregoing conduct was in breach of various laws, including California's unfair competition law. On December 3, 2013, the Superior Court entered an Order certifying a class of approximately 200 members. The Company subsequently successfully removed the case to the United States District Court for the Central District of California and is challenging the class certification order. We believe we have meritorious defenses and intend to defend the lawsuits vigorously. We do not believe the resolution of the lawsuits will have a material effect on our Consolidated Financial Statements.

Consumer class action claims

Data security incident

Five putative class actions were filed relating to our recent Data Breach. The plaintiffs generally allege that the Company failed to secure and safeguard customers' private information including credit and debit card information and as such, breached an implied contract, violated the Illinois Consumer Fraud Act (and other states' similar laws) and are seeking damages including declaratory relief, actual damages, punitive damages, statutory damages, attorneys' fees, litigation costs, remedial action, pre and post judgment interest, and other relief as available. The cases, are as follows: Christina Moyer v. Michaels Stores, Inc., was filed on January 27, 2014; Michael and Jessica Gouwens v. Michaels Stores, Inc., was filed on January 29, 2014; Nancy Maize and Jessica Gordon v. Michaels Stores, Inc., was filed on February 21, 2014; and Daniel Ripes v. Michaels Stores, Inc., was filed on March 14, 2014. All four of these cases were filed in the United States District Court-Northern District of Illinois, Eastern Division. A case, Mary Jane Whalen v. Michaels Stores, Inc., was filed in the United States District Court for the Eastern District of New York on March 18, 2014, but was voluntarily dismissed by the plaintiff on April 11, 2014, without prejudice to her right to re-file a complaint. On April 16, 2014, an order was entered consolidating the current actions. We believe we have meritorious defenses and intend to defend the lawsuits vigorously.

In addition, payment card companies and associations may require us to reimburse them for unauthorized card charges and costs to replace cards and may also impose fines or penalties in connection with the Data Breach, and enforcement authorities may also impose fines or other remedies against us. We have also incurred other costs associated with the Data Breach, including legal fees, investigative fees, costs of communications with customers and credit monitoring services provided to our customers. In addition, state and federal agencies, including the State Attorneys General and the Federal Trade Commission may investigate events related to the Data Breach, including how it occurred, its consequences and our responses. Although we intend to cooperate in these investigations, we may be subject to fines or other obligations, which may have an adverse effect on how we operate our business and our results of operations.

While a loss from these matters is reasonably possible, we cannot reasonably estimate a range of possible losses because our investigation into the matter is ongoing, the proceedings remain in the early stages, alleged damages have not been specified, there is uncertainty as to the likelihood of a class or classes being certified or the ultimate size of any class if certified, and there are significant factual and legal issues to be resolved.

California zip code claims

On August 15, 2008, Linda Carson, a consumer, filed a purported class action proceeding against the Company in the Superior Court of California, County of San Diego ("San Diego Superior Court"), on behalf of herself and all similarly-situated California consumers. The Carson lawsuit alleges that the Company unlawfully requested and recorded personally identifiable information (i.e., her zip code) as part of a credit card transaction. The plaintiff seeks statutory penalties, costs, interest, and attorneys' fees. On February 10, 2011, the California Supreme Court ruled, in a similar matter, Williams-Sonoma v. Pineda case, that zip codes are personally identifiable information and therefore the Song-Beverly Credit Card Act of 1971, as amended ("Song Act"), prohibits businesses from requesting or requiring zip codes in connection with a credit card transaction.

Subsequent to the California Supreme Court decision, three additional purported class action lawsuits, seeking similar relief, have been filed against the Company: Carolyn Austin v. Michaels Stores, Inc. and Tiffany Heon v. Michaels Stores, Inc., both in the San Diego Superior Court and Sandra A. Rubinstein v. Michaels Stores, Inc. in the Superior Court of California, County of Los Angeles, Central Division. An order coordinating the cases has been entered and plaintiffs filed a Consolidated Complaint on April 24, 2012. The parties settled the lawsuit for an amount that will not have a material effect on our Consolidated Financial Statements. On February 14, 2014, the Court granted preliminary approval of the settlement agreement and a final Fairness Hearing is set for July 11, 2014.

Massachusetts zip code claims

Relying in part on the California Supreme Court decision, a purported class action lawsuit was filed on May 20, 2011, against the Company, Melissa Tyler v. Michaels Stores, Inc. in the U.S. District Court-District of Massachusetts, alleging violation of a Massachusetts statute regarding the collection of personally identifiable information in connection with a credit card transaction. An additional purported class action lawsuit asserting the same allegations was filed in the U.S. District Court-District of Massachusetts by Susan D'Esposito, and the two cases were consolidated. On August 12, 2013, a settlement was reached for an amount that will not have a material effect on our Consolidated Financial Statements. On February 12, 2014, the Court granted preliminary approval of the settlement and a final Fairness Hearing is set for May 20, 2014.

Pricing and promotion

On April 30, 2012, William J. Henry, a consumer, filed a purported class action proceeding against the Company in the Court of Common Pleas, Lake County, Ohio, on behalf of himself and all similarly-situated Ohio consumers who purchased framing products and/or services from MSI during weeks where MSI was advertising a discount for framing products and/or services. The lawsuit alleges that MSI advertised discounts on its framing products and/or services without actually providing a discount to its customers. The plaintiff is claiming violation of Ohio law ORC 1345.01 et seq., unjust enrichment and fraud. The plaintiff has alleged damages, penalties and fees not to exceed $5 million, exclusive of interest and costs. We believe we have meritorious defenses and intend to defend the lawsuit vigorously. We do not believe the resolution of this lawsuit will have a material effect on our Consolidated Financial Statements.

General

In addition to the litigation discussed above, we are, and in the future, may be involved in various other lawsuits, claims and proceedings incidental to the ordinary course of business. ASC 450, Contingencies ("ASC 450"), governs the disclosure and recognition of loss contingencies, including potential losses from litigation and regulatory matters. It imposes different requirements for the recognition and disclosure of loss contingencies based on the likelihood of occurrence of the contingent future event or events. It distinguishes among degrees of likelihood using the following three terms: "probable", meaning that "the future event or events are likely to occur"; "remote", meaning that "the chance of the future event or events occurring is slight"; and "reasonably possible", meaning that "the chance of the future event or events occurring is more than remote but less than likely". In accordance with ASC 450, the Company accrues for a loss contingency when we conclude that the likelihood of a loss is probable and the amount of the loss can be reasonably estimated. When the loss cannot be reasonably estimated, we estimate the range of amounts, and if no amount in the range constitutes a better estimate than any other amount, we accrue for the amount at the low end of the range. We adjust our accruals from time to time as we receive additional information, but the loss we incur may be significantly greater than or less than the amount we have accrued. We disclose loss contingencies if there is at least a reasonable possibility that a material loss has been incurred. No accrual or disclosure is required for losses that are remote.

For some of the matters disclosed above, the Company is currently able to estimate a reasonably possible loss or range of loss in excess of amounts accrued (if any). For some of the matters included within this estimation, an accrual has been made because a loss is believed to be both probable and reasonably estimable, but an exposure to loss exists in excess of the amount accrued; in these cases, the estimate reflects the reasonably possible range of loss in excess of the accrued amount. For other matters included within this estimation, no accrual has been made because a loss, although estimable, is believed to be reasonably possible, but not probable; in these cases the estimate reflects the reasonably possible loss or range of loss within the ranges identified. For the various ranges identified, the aggregate of these estimated amounts is approximately $9 million as of February 1, 2014, which is also inclusive of amounts accrued by the Company.

For other matters disclosed above, the Company is not currently able to estimate the reasonably possible loss or range of loss, and has indicated such. Many of these matters remain in preliminary stages (even in some cases where a substantial period of time has passed since the commencement of the matter), with few or no substantive legal decisions by the court defining the scope of the claims, the class (if any), or the potentially available damages, and fact discovery is still in progress or has not yet begun. For all these reasons, the Company cannot at this time estimate the reasonably possible loss or range of loss, if any, for these matters.

It is the opinion of the Company's management, based on current knowledge and after taking into account its current legal accruals, the eventual outcome of all matters described in this prospectus would not be likely to have a material impact on the consolidated financial condition of the Company. Nonetheless, given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could, from time to time, have a material effect on the Company's consolidated results of operations or cash flows in particular quarterly or annual periods.

Note 13.  Concentration of credit risk

We periodically invest our excess cash and equivalents in money market funds and trusts, which are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other financial or government institution. We also deposit a portion of our cash and equivalents with numerous federally-insured financial institutions, the balances of which often exceed $250,000. The Federal Deposit Insurance Corporation insures each account up to a maximum of $250,000 of the aggregate account balance with each institution. We believe counterparty default risk is low as we only use financial institutions with investment grade ratings or funds and trusts that invest in securities with investment grade ratings and that possess the necessary liquidity to satisfy our redemption needs.

We invest cash balances in excess of operating requirements primarily in money market mutual funds and short-term interest-bearing securities, generally with maturities of 90 days or less. Due to the short-term nature of our investments, the fair value of our cash and equivalents at February 1, 2014, approximated carrying value.

We have market risk exposure arising from changes in interest rates on our Senior Secured Credit Facilities. The interest rates on our Senior Secured Credit Facilities will reprice periodically, which will impact our earnings and cash flow. The interest rates on our Senior Notes, PIK Notes, and 2020 Senior Subordinated Notes are fixed. Based on our overall interest rate exposure to variable rate debt outstanding as of February 1, 2014, a 1% increase or decrease in interest rates would increase or decrease Income before income taxes by approximately $16 million. A 1% increase or decrease in interest rates would decrease or increase the fair value of our long-term fixed rate debt by approximately $7 million. A change in interest rates would not materially affect the fair value of our variable rate debt as the debt reprices periodically.

Note 14.  Segments and geographic information

We consider our Michaels-U.S., Michaels-Canada, Aaron Brothers and ScrapHD to be our operating segments for purposes of determining reportable segments based on the criteria of ASC 280, Segment Reporting. We determined that our Michaels—U.S., Michaels—Canada, and Aaron Brothers operating segments have similar economic characteristics and meet the aggregation criteria set forth in ASC 280. Therefore, we combine those operating segments into one reporting segment. The ScrapHD operating segment, which has been discontinued, is immaterial to the financial statements as a whole.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1.

Our sales and assets by country are as follows:

	Fiscal year
(In millions)	2013	2012	2011

Net Sales:
United States	$4,132	$3,989	$3,825
Canada	438	419	385

Consolidated Total	$4,570	$4,408	$4,210

Total Assets:
United States	$1,688	$1,446	$1,744
Canada	123	109	94

Consolidated Total	$1,811	$1,555	$1,838

We present assets based on their physical, geographic location. Certain assets located in the U.S. are also used to support our Canadian operations, but we do not allocate these assets to Canada.

Our Consolidated Net sales by major product categories are as follows:

	Fiscal year
(In millions)	2013	2012	2011

General crafts	$2,371	$2,220	$2,108
Home décor and seasonal	898	890	837
Framing	862	836	804
Scrapbooking	439	462	461

	$4,570	$4,408	$4,210

Our chief operating decision makers evaluate historical operating performance and plan and forecast future periods' operating performance based on earnings before interest, income taxes, depreciation, amortization and refinancing costs and losses on early extinguishments of debt ("EBITDA (excluding refinancing costs and losses on early extinguishments of debt)"). We believe EBITDA (excluding refinancing costs and losses on early extinguishments of debt) represents the financial measure that most closely reflects the operating effectiveness of factors over which management has control. As such, an element of base incentive compensation targets for certain management personnel is based on EBITDA (excluding refinancing costs and losses on early extinguishments of debt). A reconciliation of EBITDA (excluding refinancing costs and losses on early extinguishments of debt) to Net income is presented below.

	Fiscal year
(In millions)	2013	2012	2011

Net income	$243	$200	$157
Interest expense	215	245	254
Refinancing costs and losses on early extinguishments of debt	14	33	18
Provision for income taxes	136	115	100
Depreciation and amortization	106	97	101

EBITDA (excluding refinancing costs and losses on early extinguishments of debt)	$714	$690	$630

Note 15.  Related party transactions

We pay annual management fees to Bain Capital Partners, LLC ("Bain Capital") and The Blackstone Group L.P. ("The Blackstone Group") in the amount of $12 million and an annual management fee to Highfields Capital Management LP in the amount of $1 million. We recognized $14 million of expense in fiscal 2013 and $13 million of expense in both fiscal 2012 and fiscal 2011 related to annual management fees and reimbursement of out-of-pocket expenses.

Investment funds advised by Bain Capital own a majority equity position in Unisource, an external vendor we utilized to print our circular advertisements. During the first quarter of fiscal 2011, we stopped utilizing this vendor for these services. Payments associated with this vendor during fiscal 2011 were $6 million and are included in Selling, general, and administrative expense in the Consolidated Statements of Comprehensive Income.

Investment funds advised by Bain Capital own a minority position in LogicSource, an external vendor we utilize for print procurement services. Payments associated with this vendor during each of fiscal 2013, fiscal 2012 and fiscal 2011 were $5 million. These expenses are included in Selling, general, and administrative expense in the Consolidated Statements of Comprehensive Income.

The Blackstone Group owns a majority equity position in RGIS, an external vendor we utilize to count our store inventory. Payments associated with this vendor during each of fiscal 2013, fiscal 2012 and fiscal 2011 were $6 million, and are included in Selling, general, and administrative expense in the Consolidated Statements of Comprehensive Income.

The Blackstone Group owns a majority equity position in Vistar, an external vendor we utilize for all of the candy-type items in our stores. Payments associated with this vendor during fiscal 2013, fiscal 2012 and fiscal 2011 were $24 million, $24 million and $20 million, respectively, and are recognized in cost of sales as the sales are incurred.

The Blackstone Group owns a majority equity position in Hilton Hotels, an external vendor we utilize for hospitality services. Payments associated with this vendor during fiscal 2013 were minimal and $1 million during each of fiscal 2012 and 2011, and are included in Selling, general, and administrative expense in the Consolidated Statements of Comprehensive Income.

The Blackstone Group owns a majority equity position in Brixmor Properties Group, a vendor we utilize to lease certain properties. Payments associated with this vendor during fiscal 2013, fiscal 2012 and fiscal 2011 were $4 million, $5 million and $3 million, respectively. These expenses are included in Cost of sales and occupancy expense in the Consolidated Statements of Comprehensive Income.

Our current directors (other than Jill A. Greenthal, John J. Mahoney, James A. Quella and Carl S. Rubin) are affiliates of Bain Capital or The Blackstone Group. As such, some or all of such directors may have an indirect material interest in payments with respect to debt securities of the Company that have been purchased by affiliates of Bain Capital and The Blackstone Group. As of February 1, 2014, affiliates of The Blackstone Group held $31 million of our Restated Term Loan Credit Facility.

Note 16.  Condensed consolidated financial information of Michaels Stores, Inc.

All obligations of MSI under the Senior Notes, 2020 Senior Subordinated Notes, Restated Term Loan Credit Facility, and Restated Revolving Credit Facility are guaranteed by each of MSI's subsidiaries other than Aaron Brothers Card Services, LLC, Artistree of Canada, ULC, Michaels Stores of Puerto Rico, LLC and certain foreign and domestic subsidiary holding companies. In addition, all obligations of MSI under the Restated Term Loan Credit Facility and Restated Revolving Credit Facility are guaranteed by Holdings. As of February 1, 2014, the financial statements of Aaron Brothers Card Services, LLC, Artistree of Canada, ULC, Michaels Stores of Puerto Rico, LLC and certain foreign and domestic subsidiary holding companies were immaterial. Each subsidiary guarantor is 100% owned, directly or indirectly, by MSI and all guarantees are joint and several and full and unconditional.

The Indenture for the Senior Notes contains covenants limiting, among other things, Michaels Stores, Inc.'s ability and the ability of Michaels Stores, Inc.'s restricted subsidiaries to:

•
incur additional debt

•
pay dividends or distributions on Michaels Stores, Inc.'s capital stock or repurchase Michaels Stores, Inc.'s capital stock, subject to certain exceptions, including dividends, distributions and repurchases up to an amount in excess of (i) $75 million plus (ii) a basket that builds based on 50% of MSI's Consolidated Net Income (as defined in the Senior Indenture) and certain other amounts, in each case, to the extent such payment capacity is not applied as otherwise permitted under the Senior Indenture and subject to certain conditions.

The following condensed consolidated financial information represents the financial information of MSI and its wholly-owned subsidiaries. The information is presented in accordance with the requirements of Rule 12-04 under the SEC's Regulation S-X. In addition, disclosure requirements of Rule 12-04 of Regulation S-X regarding material contingencies and long-term obligations are included in Note 5. Debt, Note 7. Income taxes, Note 8. Share-based compensation and Note 12. Commitments and contingencies.

Michaels Stores, Inc.
Supplemental condensed consolidated statement of
comprehensive income

	Fiscal year
(In millions)	2013	2012	2011

Net sales	$4,570	$4,408	$4,210
Cost of sales and occupancy expense	2,748	2,643	2,532

Gross profit	1,822	1,765	1,678
Selling, general, and administrative expense	1,169	1,132	1,090
Share-based compensation	23	15	33
Impairment of intangible assets	—	8	—
Related party expenses	14	13	13
Store pre-opening costs	5	5	4

Operating income	611	592	538
Interest expense	183	245	254
Refinancing costs and losses on early extinguishments of debt	14	33	18
Other (income) and expense, net	2	(1)	9

Income before income taxes	412	315	257
Provision for income taxes	148	115	100

Net income	$264	$200	$157

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(6)	—	(1)

Comprehensive income	$258	$200	$156

Michaels Stores, Inc.
Supplemental condensed consolidated balance sheet

	Fiscal year
(In millions)	2013	2012

ASSETS
Current assets:
Cash and equivalents	$234	$56
Merchandise inventories	901	862
Prepaid expense and other	95	86
Receivable from parent	2	—
Deferred income taxes	39	37
Income tax receivables	2	3

Total current assets	1,273	1,044

Property and equipment, net	358	338
Goodwill, net	94	94
Debt Issuance costs (net of amortization)	37	46
Deferred income taxes	28	30
Long-term receivable from Parent	8	—
Other assets	3	3

Total assets	$1,801	$1,555

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$368	$263
Accrued liabilities and other	377	367
Share-based compensation liability	—	35
Current portion of long-term debt	16	150
Dividend payable to Holdings	30	—
Deferred income taxes	1	4
Income taxes payable	42	37

Total current liabilities	834	856

Long-term debt	2,878	2,891
Share-based compensation	—	27
Other long-term liabilities	90	85
Total stockholders' deficit	(2,001)	(2,304)

Total liabilities and stockholders' deficit	$1,801	$1,555

Michaels Stores, Inc.

Supplemental condensed consolidated statements of cash flows

	Fiscal year
(In millions)	2013	2012	2011

Operating activities:
Net cash provided by operating activities	$468	$299	$409

Investing activities:
Cash paid for property and equipment	(112)	(124)	(109)

Net cash used in investing activities	(112)	(124)	(109)

Financing activities:
Net repayments of long-term debt	(156)	(457)	(227)
Other financing activities	(22)	(33)	(21)

Net cash used in financing activities	(178)	(490)	(248)
Increase (decrease) in cash and equivalents	178	(315)	52
Beginning cash and equivalents	56	371	319

Ending cash and equivalents	$234	$56	$371

Note 17.  Subsequent events

On June 6, 2014, our Board of Directors approved a common stock split in the ratio of 1.476 to 1.00. All share and related option information presented in these financial statements and accompanying footnotes has been retroactively adjusted to reflect the increased number of shares resulting from this action.

On June 5, 2014, MSI and its subsidiaries that are guarantors under the indenture governing the 2020 Senior Subordinated Notes entered into the Purchase Agreement relating to the sale of $250,000,000 aggregate principal amount of Additional 2020 Senior Subordinated Notes. We expect the offering of the Additional 2020 Senior Subordinated Notes to close on June 16, 2014, subject to satisfaction of customary closing conditions. We intend to use the net proceeds of the offering of the Additional 2020 Senior Subordinated Notes to redeem a portion of the outstanding 2018 Senior Notes, to pay the applicable make-whole premium and accrued and unpaid interest thereon to, but not including, the applicable redemption date and to pay related fees and expenses.

Note 18.  Pro forma net income per common share (unaudited)

In connection with the closing of the Company's initial public offering, we intend to use the net proceeds, after deducting estimated offering expenses and underwriting discount, to redeem a portion of the PIK Notes, to pay the applicable redemption premium of 1% of the principal amount of the PIK Notes redeemed and related fees and expenses. The PIK Notes, which were issued on July 29, 2013, funded in part a cash dividend and equity-related award to equity and equity-award holders.

Pro forma basic and diluted net income per share attributable to common shareholders has been computed to give effect to the consummation of the offering and the stock split of the existing common shares prior to the closing of the offering and the effect to the number of shares whose proceeds are to be used to repay the debt. The following table sets forth the computation of the Company's unaudited pro forma basic and diluted net income per share for the fiscal year ended February 1, 2014:

	Fiscal year 2013
(in millions, except per share data)	Basic	Diluted

Numerator:
Income available to common stockholders	$242	$242
Pro forma adjustment to net income to reflect tax-effected interest impact	15	15

Pro forma net income	$257	$257

Denominator:
Denominator for earnings per common share—weighted-average shares	174.8	178.7
Pro forma adjustment to reflect the offering	27.8	27.8

Weighted average shares of common stock outstanding used in computing the pro forma net income per share	202.6	206.5

Pro forma net income per share	$1.27	$1.25

The Michaels Companies, Inc.
Unaudited supplemental quarterly financial data

(In millions)	First quarter	Second quarter	Third quarter	Fourth quarter

Fiscal 2013:
Net sales	$993	$904	$1,118	$1,555
Cost of sales and occupancy expense	584	567	665	932
Gross profit	409	337	453	623
Selling, general, and administrative expense	272	254	309	335
Share-based compensation	3	8	4	8
Operating income	128	71	135	276
Refinancing costs and losses on early extinguishments of debt(1)	7	—	—	7
Net income	46	17	47	133
Earnings per share:
Basic	$0.26	$0.09	$0.28	$0.76
Diluted	$0.26	$0.08	$0.27	$0.74
Weighted average shares—basic	174.8	174.8	174.8	174.8
Weighted average shares—diluted	178.7	178.5	178.6	178.8

	First quarter	Second quarter	Third quarter	Fourth quarter

Fiscal 2012:
Net sales	$978	$892	$1,014	$1,524
Cost of sales and occupancy expense	567	557	612	907
Gross profit	411	335	402	617
Selling, general, and administrative expense	259	251	277	345
Share-based compensation	4	3	2	6
Operating income	144	76	117	255
Refinancing costs and losses on early extinguishments of debt(2)	—	—	3	30
Net income	51	9	35	105
Earnings per share:
Basic	$0.29	$0.05	$0.20	$0.60
Diluted	$0.29	$0.05	$0.20	$0.59
Weighted average shares—basic	174.6	174.7	174.8	174.8
Weighted average shares—diluted	178.0	178.4	178.1	178.4

We report on the basis of a 52-week or 53-week fiscal year, which ends on the Saturday closest to January 31. Our interim periods each contain 13 weeks, with the first quarter ending on a Saturday 13 weeks after the end of our previous fiscal year. For fiscal years that contain 53 weeks, including fiscal 2012, our fourth quarter contains 14 weeks.

(1)    The refinancing costs and losses on early extinguishments of debt relate to the early extinguishment of $137 million of our 2016 Senior Subordinated Notes and the subsequent refinancing of the remaining outstanding balance of approximately $256 million of the 2016 Senior Subordinated Notes.

(2)    The refinancing costs and losses on early extinguishments of debt relate to our senior secured term loan facility and a partial prepayment of our senior secured term loan, the redemption of our remaining outstanding Subordinated Discount Notes and our asset-based revolving credit facility.

The Michaels Companies, Inc.
Consolidated balance sheets

(in millions, except share data) (unaudited)	May 3, 2014	February 1, 2014	May 4, 2013

ASSETS
Current assets:
Cash and equivalents	$115	$239	$55
Merchandise inventories	930	901	843
Prepaid expenses and other	95	95	85
Deferred income taxes	37	39	37
Income tax receivables	8	2	8

Total current assets	1,185	1,276	1,028

Property and equipment, at cost	1,628	1,600	1,527
Less accumulated depreciation and amortization	(1,266)	(1,242)	(1,186)

Property and equipment, net	362	358	341

Goodwill	94	94	94
Debt issuance costs, net of accumulated amortization of $58, $56, and $52, respectively	50	52	42
Deferred income taxes	22	28	28
Other assets	3	3	2

Total non-current assets	169	177	166

Total assets	$1,716	$1,811	$1,535

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$313	$368	$232
Accrued liabilities and other	331	409	300
Share-based compensation liability	—	—	36
Current portion of long-term debt	16	16	198
Dividend payable	2	2	—
Deferred income taxes	—	1	4
Income taxes payable	30	30	27

Total current liabilities	692	826	797

Long-term debt	3,673	3,678	2,887
Deferred income taxes	1	2	2
Share-based compensation liability	—	—	28
Other long-term liabilities	84	87	79

Total long-term liabilities	3,758	3,767	2,996

Total liabilities	4,450	4,593	3,793

Commitments and contingencies
Stockholders' deficit:
Common Stock, $0.06775 par value, 350,000,000.0 shares authorized; 175,326,060.7 shares issued and outstanding at May 3, 2014; 175,024,037.2 shares issued and outstanding at February 1, 2014; and 174,783,593.8 shares issued and outstanding at May 4, 2013	12	12	12
Additional paid-in capital	100	94	38
Accumulated deficit	(2,845)	(2,888)	(2,313)
Accumulated other comprehensive (loss) income	(1)	—	5

Total stockholders' deficit	(2,734)	(2,782)	(2,258)

Total liabilities and stockholders' deficit	$1,716	$1,811	$1,535

See accompanying notes to consolidated financial statements.

The Michaels Companies, Inc.
Consolidated statements of comprehensive income

	Quarter ended
(in millions)(unaudited)	May 3, 2014	May 4, 2013

Net sales	$1,052	$993
Cost of sales and occupancy expense	623	584

Gross profit	429	409
Selling, general, and administrative expense	282	272
Share-based compensation	4	3
Related party expenses	3	4
Store pre-opening costs	1	2

Operating income	139	128
Interest expense	57	47
Refinancing costs and losses on early extinguishment of debt	—	7

Income before income taxes	82	74
Provision for income taxes	37	28

Net income	45	46

Other comprehensive (loss), net of tax:
Foreign currency translation adjustment and other	(1)	(1)

Comprehensive income	$44	$45
Earnings per share:
Basic	$0.26	$0.26
Diluted	$0.25	$0.26
Pro forma basic net income per share	$0.26
Pro forma diluted net income per share	$0.26
Weighted average shares—basic	175.1	174.8
Weighted average shares—diluted	178.9	178.7

See accompanying notes to consolidated financial statements.

The Michaels Companies, Inc.
Consolidated statements of cash flows

	Quarter ended
(in millions)(unaudited)	May 3, 2014	May 4, 2013

Operating activities:
Net income	$45	$46
Adjustments:
Depreciation and amortization	27	25
Share-based compensation	4	4
Debt issuance costs amortization	3	2
Refinancing costs expensed and losses on early extinguishment of debt	—	7
Changes in assets and liabilities:
Merchandise inventories	(28)	20
Prepaid expenses and other	—	1
Deferred income taxes	5	—
Accounts payable	(45)	(14)
Accrued interest	(31)	(30)
Accrued liabilities and other	(46)	(41)
Income taxes	(5)	(14)
Other long-term liabilities	(3)	(4)

Net cash (used in) provided by operating activities	(74)	2

Investing activities:
Additions to property and equipment	(31)	(22)

Net cash used in investing activities	(31)	(22)

Financing activities:
Redemption of senior subordinated notes due 2016	—	(142)
Borrowings on asset-based revolving credit facility	—	306
Repayments on asset-based revolving credit facility	—	(125)
Repayments on senior secured term loan facility	(4)	—
Repurchase of common stock	(8)	—
Proceeds from stock options exercised	5	—
Payment of capital leases	—	(1)
Change in cash overdraft	(12)	(19)

Net cash (used in) provided by financing activities	(19)	19

Net decrease in cash and equivalents	(124)	(1)
Cash and equivalents at beginning of period	239	56

Cash and equivalents at end of period	$115	$55

Supplemental Cash Flow Information:
Cash paid for interest	$86	$75

Cash paid for income taxes	$36	$44

See accompanying notes to consolidated financial statements.

The Michaels Companies, Inc.
Notes to consolidated financial statements
For the quarter ended May 3, 2014
(Unaudited)

Note 1.  Summary of significant accounting policies

Basis of presentation

The consolidated financial statements include the accounts of The Michaels Companies, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. All expressions of the "Company", "us," "we," "our," and all similar expressions are references to The Michaels Companies, Inc. and our consolidated, wholly-owned subsidiaries, unless otherwise expressly stated or the context otherwise requires. Disclosures for the Michaels Stores, Inc. ("MSI") have been included to meet the disclosure requirements of Rule 12-04 of Regulation S-X as further discussed in Note 10.

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. Therefore, these financial statements should be read in conjunction with our Consolidated Financial Statements for the fiscal year ended February 1, 2014, included elsewhere in this filing.

The balance sheet at February 1, 2014, has been derived from the audited financial statements at that date, but does not include all of the information and notes required by GAAP for complete financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals and other items) considered necessary for a fair presentation have been included.

Because of the seasonal nature of our business, the results of operations for the quarter ended May 3, 2014 are not indicative of the results to be expected for the entire year.

We report on the basis of a 52- or 53-week fiscal year, which ends on the Saturday closest to January 31. All references herein to "fiscal 2014" relate to the 52 weeks ending January 31, 2015 and all references to "fiscal 2013" relate to the 52 weeks ended February 1, 2014. In addition, all references herein to "the first quarter of fiscal 2014" relate to the 13 weeks ended May 3, 2014, and all references to "the first quarter of fiscal 2013" relate to the 13 weeks ended May 4, 2013.

In July 2013, the Company's corporate structure was reorganized into a holding company structure. The Michaels Companies, Inc. ("Parent"), Michaels FinCo Holdings, LLC ("FinCo Holdings"), Michaels FinCo, Inc. ("FinCo Inc.") and Michaels Funding, Inc. ("Holdings") and Michaels Stores MergerCo, Inc. ("MergerCo") were formed in connection with the Reorganization and MergerCo was merged with and into MSI with MSI being the surviving corporation.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers ("ASU 2014-09")." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)," and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period and is to be applied retrospectively, with early application not permitted. We are evaluating the new standard, but do not, at this time, anticipate a material impact to the financial statements once implemented.

Note 2.  Earnings per share

The Company utilizes Accounting Standards Codification ("ASC") ASC 260,—Earnings Per Share. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to common stockholders by the weighted average shares outstanding plus dilutive potential shares from the exercise of stock options and restricted shares. Common equivalent shares are excluded from the computation if their effect is anti-dilutive. No shares were anti-dilutive during the periods presented.

The following table sets forth the calculation of basic and diluted earnings per share for the quarters ended May 3, 2014 and May 4, 2013 as follows:

	Quarter Ended
(in millions, except per share data)	May 3, 2014	May 4, 2013

Numerator:
Net income	$45	$46

Income available to common stockholders	$45	$46

Denominator:
Denominator for basic earnings per common share—weighted-average shares	175.1	174.8
Effect of dilutive securities:
Employee stock options	3.7	3.9
Restricted shares	0.1	—

Denominator for dilutive earnings per common share	178.9	178.7

Basic earnings per common share	$0.26	$0.26
Diluted earnings per common share	$0.25	$0.26

Note 3.  Debt

Our outstanding debt is detailed in the table below. We were in compliance with the terms and conditions of all debt agreements for all periods presented.

		The Michaels Companies, Inc.			Michaels Stores, Inc.
	Interest Rate	May 3, 2014	February 1, 2014	May 4, 2013	May 3, 2014	February 1, 2014	May 4, 2013

					(in millions)
		(in millions)
Senior secured term loan	Variable	$1,623	$1,628	$1,640	$1,623	$1,628	$1,640
Senior notes	7.750%	1,006	1,006	1,007	1,006	1,006	1,007
Senior subordinated notes	5.875%	260	260	—	260	260	—
Senior subordinated notes	11.375%	—	—	256	—	—	256
Asset-based revolving credit facility	Variable	—	—	182	—	—	182
PIK notes	7.50%/8.25%	800	800	—	—	—	—

Total debt		3,689	3,694	3,085	2,889	2,894	3,085
Less current portion		16	16	198	16	16	198

Long-term debt		$3,673	$3,678	$2,887	$2,873	$2,878	$2,887

Restated revolving credit facility

As of May 3, 2014, the borrowing base of our restated senior secured asset-based revolving credit facility ("Restated Revolving Credit Facility") was $650 million, of which we had no borrowings, $61 million of outstanding letters of credit and the unused borrowing capacity was $589 million.

Note 4.  Comprehensive loss

Accumulated other comprehensive loss, net of tax, is reflected in the Consolidated Balance Sheets as follows:

(in millions)	Foreign currency translation and other

Balance at February 1, 2014	$—
Foreign currency translation adjustment and other	(1)

Balance at May 3, 2014	$(1)

Note 5.  Fair value measurements

As defined in ASC 820, Fair Value Measurements and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level valuation hierarchy for fair value measurements. These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect less transparent active market data, as well as internal assumptions. These two types of inputs create the following fair value hierarchy:

•
Level 1—Quoted prices for identical instruments in active markets;

•
Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable; and

•
Level 3—Instruments with significant unobservable inputs.

The table below provides the carrying and fair values of our senior secured term loan facility ("Restated Term Loan Credit Facility"), our 7 3/4% Senior Notes that are due in 2018 ("2018 Senior Notes") and our 5 7/8% Senior Subordinated Notes that are due in 2020 ("2020 Senior Subordinated Notes", our 7.50%/8.25% PIK Toggle Notes that are due in 2018 ("PIK Notes"), and together, with our 2018 Senior Notes, "our notes") as of May 3, 2014. The fair value of our Restated Term Loan Credit Facility was determined based on quoted market prices of similar instruments which are considered Level 2 inputs within the fair value hierarchy. The fair value of our notes was determined based on recent trades which are considered Level 1 inputs within the fair value hierarchy.

(in millions)	Carrying Value	Fair Value

Senior secured term loan	$1,623	$1,626
Senior notes	1,006	1,060
Senior subordinated notes	260	263
PIK notes	800	820

Note 6.  Income taxes

The effective tax rate was 45.1% for the first quarter of fiscal 2014. The effective rate was 37.8% for the first quarter of fiscal 2013. The current rate is higher than the prior year due to certain discrete items required to be recognized as a result of a change in tax status of our Canadian subsidiary. On February 2, 2014, the Company changed the corporate structure of our Canadian operations from a branch of Michaels Stores, Inc. (MSI) for U.S. tax purposes to a branch of a controlled foreign corporation, an indirect foreign subsidiary of MSI. As a result of the change in tax status, the net deferred tax assets related to U.S. temporary differences for the branch were written off. In addition, the Company recognized as discrete events, a tax gain on the contribution of certain assets to the new entity as part of the transaction, as well as previously unrecognized currency losses. The effects of the write-off, the gain on the contribution, and the currency losses were discrete charges to the income tax provision of $6 million, $1 million, and ($1) million respectively, during the first quarter. We currently estimate our effective tax rate for fiscal 2014 to be 38.9%.

Note 7.  Commitments and contingencies

We are involved in ongoing legal and regulatory proceedings. Other than those described in the following paragraphs, there were no material changes to our disclosures of commitments and contingencies from our Consolidated Financial Statements for the fiscal year ended February 1, 2014.

Employee claims

Rea claim

On September 15, 2011, MSI was served with a lawsuit filed in the California Superior Court in and for the County of Orange ("Superior Court") by four former store managers as a class action proceeding on behalf of themselves and certain former and current store managers employed by MSI in California. The lawsuit alleges that MSI improperly classified store managers as exempt employees and as such failed to pay all wages, overtime, waiting time penalties and failed to provide accurate wage statements. The lawsuit also alleges that the foregoing conduct was in breach of various laws, including California's unfair competition law. On December 3, 2013, the Superior Court entered an Order certifying a class of approximately 200 members. The Company subsequently successfully removed the case to the United States District Court for the Central District of California and on May 8, 2014, the class was de-certified. We believe we have meritorious defenses and intend to defend the lawsuits vigorously. We do not believe the resolution of the lawsuits will have a material effect on our Consolidated Financial Statements.

Consumer class action claims

Data security incident

Five putative class actions were filed relating to our recent Data Breach. The plaintiffs generally allege that the Company failed to secure and safeguard customers' private information including credit and debit card information and as such, breached an implied contract, violated the Illinois Consumer Fraud Act (and other states' similar laws) and are seeking damages including declaratory relief, actual damages, punitive damages, statutory damages, attorneys' fees, litigation costs, remedial action, pre and post judgment interest, and other relief as available. The cases are as follows: Christina Moyer v. Michaels Stores, Inc. was filed on January 27, 2014; Michael and Jessica Gouwens v. Michaels Stores, Inc., was filed on January 29, 2014; Nancy Maize and Jessica Gordon v. Michaels Stores, Inc., was filed on February 21, 2014; and Daniel Ripes v. Michaels Stores, Inc. was filed on March 14, 2014. All four of these cases were filed in the United States District Court-Northern District of Illinois, Eastern Division. A case, Mary Jane Whalen v. Michaels Stores, Inc., was filed in the United States District Court for the Eastern District of New York on March 18, 2014, but was voluntarily dismissed by the plaintiff on April 11, 2014, without prejudice to her right to re-file a complaint. On April 16, 2014, an order was entered consolidating the current actions. We believe we have meritorious defenses and intend to defend the lawsuits vigorously.

In addition, payment card companies and associations may require us to reimburse them for unauthorized card charges and costs to replace cards and may also impose fines or penalties in connection with the Data Breach, and enforcement authorities may also impose fines or other remedies against us. We have also incurred other costs associated with the Data Breach, including legal fees, investigative fees, costs of communications with customers and credit monitoring services provided to our customers. In addition, state and federal agencies, including the State Attorneys General and the Federal Trade Commission may investigate events related to the Data Breach, including how it occurred, its consequences and our responses. Although we intend to cooperate in these investigations, we may be subject to fines or other obligations, which may have an adverse effect on how we operate our business and our results of operations.

While a loss from these matters is reasonably possible, we cannot reasonably estimate a range of possible losses because our investigation into the matter is ongoing, the proceedings remain in the early stages, alleged damages have not been specified, there is uncertainty as to the likelihood of a class or classes being certified or the ultimate size of any class if certified, and there are significant factual and legal issues to be resolved.

General

In addition to the litigation discussed above, we are now, and may be in the future, involved in various other lawsuits, claims and proceedings incident to the ordinary course of business. The results of litigation are inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in diversion of significant resources.

ASC 450, Contingencies, ("ASC 450") governs the disclosure and recognition of loss contingencies, including potential losses from litigation and regulatory matters. It imposes different requirements for the recognition and disclosure of loss contingencies based on the likelihood of occurrence of the contingent future event or events. It distinguishes among degrees of likelihood using the following three terms: "probable", meaning that "the future event or events are likely to occur"; "remote", meaning that "the chance of the future event or events occurring is slight"; and "reasonably possible", meaning that "the chance of the future event or events occurring is more than remote but less than likely". In accordance with ASC 450, the Company accrues for a loss contingency when we conclude that the likelihood of a loss is probable and the amount of the loss can be reasonably estimated. When the loss cannot be reasonably estimated we estimate the range of amounts, and if no amount in the range constitutes a better estimate than any other amount, we accrue for the amount at the low end of the range. We adjust our accruals from time to time as we receive additional information, but the loss we incur may be significantly greater than or less than the amount we have accrued. We disclose loss contingencies if there is at least a reasonable possibility that a material loss has been incurred. No accrual or disclosure is required for losses that are remote.

For some of the matters disclosed above, as well as other matters previously disclosed in the Company's filings with the Securities and Exchange Commission ("SEC"), the Company is currently able to estimate a reasonably possible loss or range of loss in excess of amounts accrued (if any). For some of the matters included within this estimation, an accrual has been made because a loss is believed to be both probable and reasonably estimable, but an exposure to loss exists in excess of the amount accrued; in these cases, the estimate reflects the reasonably possible range of loss in excess of the accrued amount. For other matters included within this estimation, no accrual has been made because a loss, although estimable, is believed to be reasonably possible, but not probable; in these cases the estimate reflects the reasonably possible loss or range of loss within the ranges identified. For the various ranges identified, the aggregate of these estimated amounts is approximately $9 million, which is also inclusive of amounts accrued by the Company.

For other matters disclosed above or as previously disclosed in the Company's filings with the SEC, the Company is not currently able to estimate the reasonably possible loss or range of loss, and has indicated such. Many of these matters remain in preliminary stages (even in some cases where a substantial period of time has passed since the commencement of the matter), with few or no substantive legal decisions by the court defining the scope of the claims, the class (if any), or the potentially available damages, and fact discovery is still in progress or has not yet begun. For all these reasons, the Company cannot at this time estimate the reasonably possible loss or range of loss, if any, for these matters.

It is the opinion of the Company's management, based on current knowledge and after taking into account its current legal accruals, the eventual outcome of all matters described in this Note would not be likely to have a material impact on the consolidated financial condition of the Company. Nonetheless, given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could, from time to time, have a material effect on the Company's consolidated results of operations or cash flows in particular quarterly or annual periods.

Note 8.  Segments and geographic information

We consider our Michaels—U.S., Michaels—Canada and Aaron Brothers to be our operating segments for purposes of determining reportable segments based on the criteria of ASC 280, Segment Reporting ("ASC 280"). We determined that our Michaels—U.S., Michaels—Canada and Aaron Brothers operating segments have similar economic characteristics and meet the aggregation criteria set forth in ASC 280. Therefore, we combine those operating segments into one reporting segment.

Our sales and assets by country are as follows:

	Quarter ended
(in millions)	May 3, 2014	May 4, 2013

Net Sales:
United States	$952	$899
Canada	100	94

Consolidated Total	$1,052	$993

(in millions)	May 3, 2014	February 1, 2014	May 4, 2013

Total Assets:
United States	$1,600	$1,688	$1,421
Canada	116	123	114

Consolidated Total	$1,716	$1,811	$1,535

Our chief operating decision makers evaluate historical operating performance, plan and forecast future periods' operating performance based on operating income and earnings before interest, income taxes, depreciation, amortization, and refinancing costs and losses on early extinguishment of debt ("EBITDA (excluding refinancing costs and losses on early extinguishment of debt)"). We believe these metrics more closely reflect the operating effectiveness of factors over which management has control. A reconciliation of Net income to EBITDA (excluding refinancing costs and losses on early extinguishment of debt) is presented below.

	Quarter ended
(in millions)	May 3, 2014	May 4, 2013

Net income	$45	$46
Interest expense	57	47
Provision for income taxes	37	28
Refinancing costs and losses on early extinguishment of debt	—	7
Depreciation and amortization	27	25

EBITDA (excluding refinancing costs and losses on early extinguishment of debt)	$166	$153

Note 9.  Related party transactions

We pay annual management fees to Bain Capital Partners, LLC ("Bain Capital") and The Blackstone Group L.P. ("The Blackstone Group" and, together with Bain Capital, the "Sponsors") and Highfields Capital Management LP in the amount of $12 million and $1 million, respectively. We recognized $3 million and $4 million of expense related to annual management fees during the first quarters of fiscal 2014 and fiscal 2013, respectively. These expenses are included in Related party expenses on the Consolidated Statements of Comprehensive Income.

Bain Capital owns a majority equity position in LogicSource, an external vendor we utilize for print procurement services. Payments associated with this vendor during each of the first quarters of fiscal 2014 and fiscal 2013 were $1 million each. These expenses are included in Selling, general, and administrative expense on the Consolidated Statements of Comprehensive Income.

The Blackstone Group owns a majority equity position in Brixmor Properties Group, a vendor we utilize to lease certain properties. Payments associated with this vendor during each of the first quarters of fiscal 2014 and fiscal 2013 were $1 million. These expenses are included in Cost of sales and occupancy expense in the Consolidated Statements of Comprehensive Income.

The Blackstone Group owns a majority equity position in RGIS, an external vendor we utilize to count our store inventory. Payments associated with this vendor during the first quarters of fiscal 2014 and fiscal 2013 were $2 million and $1 million, respectively. These expenses are included in Selling, general, and administrative expense on the Consolidated Statements of Comprehensive Income.

The Blackstone Group owns a majority equity position in Vistar, an external vendor we utilize for all of the candy-type items in our stores. Payments associated with this vendor during the first quarters of fiscal 2014 and fiscal 2013 were $7 million and $6 million, respectively. These expenses are recognized in cost of sales as the sales are recorded.

Our current directors (other than Jill A. Greenthal, John J. Mahoney, James A. Quella, and Carl S. Rubin) are affiliates of Bain Capital or The Blackstone Group. As such, some or all of such directors may have an indirect material interest in payments with respect to debt securities of the Company that have been purchased by affiliates of Bain Capital and The Blackstone Group. As of May 3, 2014, affiliates of The Blackstone Group held approximately $38 million of our senior secured term loan.

Note 10.  Condensed consolidated financial information of MSI

All obligations of MSI under the Senior Notes, 2020 Senior Subordinated Notes, Restated Term Loan Credit Facility, and Restated Revolving Credit Facility are guaranteed by each of MSI's subsidiaries other than Aaron Brothers Card Services, LLC, Artistree of Canada, ULC, Michaels Stores of Puerto Rico, LLC and certain foreign and domestic subsidiary holding companies. In addition, all obligations of MSI under the Restated Term Loan Credit Facility and Restated Revolving Credit Facility are guaranteed by Holdings. As of May 3, 2014, the financial statements of Aaron Brothers Card Services, LLC, Artistree of Canada, ULC, Michaels Stores of Puerto Rico, LLC and certain foreign and domestic subsidiary holding companies were immaterial. Each subsidiary guarantor is 100% owned, directly or indirectly, by MSI and all guarantees are joint and several and full and unconditional.

The Indenture for the Senior Notes contains covenants limiting, among other things, MSI's ability and the ability of MSI's restricted subsidiaries to:

•
incur additional debt

•
pay dividends or distributions on MSI's capital stock or repurchase MSI's capital stock, subject to certain exceptions, including dividends, distributions and repurchases up to an amount in excess of (i) $75 million plus (ii) a basket that builds based on 50% of MSI's Consolidated Net Income (as defined in the Senior Indenture) and certain other amounts, in each case, to the extent such payment capacity is not applied as otherwise permitted under the Senior Indenture and subject to certain conditions.

The following condensed consolidated financial information represents the financial information of MSI and its wholly-owned subsidiaries. The information is presented in accordance with the requirements of Rule 12-04 under the SEC's Regulation S-X. In addition, disclosure requirements of Rule 12-04 of Regulation S-X regarding material contingencies and long-term obligations are included in Note 3. Debt, Note 6. Income taxes, and Note 7. Commitments and contingencies.

Michaels Stores, Inc.

Condensed consolidated balance sheets

(in millions)	May 3, 2014	Feb 1, 2014	May 4, 2013

ASSETS
Current assets:
Cash and equivalents	$112	$234	$55
Merchandise inventories	930	901	843
Prepaid expenses and other	95	95	85
Receivable from Parent	—	2	—
Deferred income taxes	37	39	37
Income tax receivables	8	2	8

Total current assets	1,182	1,273	1,028

Property and equipment, net	362	358	341
Goodwill	94	94	94
Debt issuance costs, Net	36	37	42
Deferred income taxes	22	28	28
Long-term receivable from Parent	5	8	—
Other assets	3	3	2

Total assets	$1,704	$1,801	$1,535

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$313	$368	$232
Accrued liabilities and other	315	377	300
Share-based compensation liability	—	—	36
Current portion of long-term debt	16	16	198
Dividend payable to Holdings	—	30	—
Deferred income taxes	—	1	4
Income taxes payable	47	42	27

Total current liabilities	691	834	797

Long-term debt	2,873	2,878	2,887
Deferred income taxes	1	2	2
Share-based compensation liability	—	—	28
Other long-term liabilities	84	88	79
Total stockholders' deficit	(1,945)	(2,001)	(2,258)

Total liabilities and stockholders' deficit	$1,704	$1,801	$1,535

Michaels Stores, Inc.

Condensed consolidated statements of comprehensive income

	Quarter Ended
(in millions)	May 3, 2014	May 4, 2013

Net sales	$1,052	$993
Cost of sales and occupancy expense	623	584

Gross profit	429	409
Selling, general, and administrative expense	282	272
Share-based compensation	4	3
Related party expenses	3	4
Store pre-opening costs	1	2

Operating income	139	128
Interest expense	41	47
Refinancing costs and losses on early extinguishment of debt	—	7

Income before income taxes	98	74
Provision for income taxes	42	28

Net income	$56	$46

Other comprehensive (loss), net of tax:
Foreign currency translation adjustment and other	(1)	(1)

Comprehensive income	$55	$45

 Michaels Stores, Inc.

Condensed consolidated statements of cash flows

	Quarter Ended
(in millions)	May 3, 2014	May 4, 2013

Operating activities:
Net cash (used in) provided by operating activities	$(42)	$2

Investing activities:
Cash paid for property and equipment	(31)	(22)

Net cash used in investing activities	(31)	(22)

Financing activities:
Net repayments of long-term debt	(4)	39
Intercompany dividends	(30)	—
Other financing activities	(15)	(20)

Net cash (used in) provided by financing activities	(49)	19

Decrease in cash and equivalents	(122)	(1)
Beginning cash and equivalents	234	56

Ending cash and equivalents	$112	$55

Note 11.  Subsequent events

On June 6, 2014, our Board of Directors approved a common stock split in the ratio of 1.476 to 1.00. All share and related option information presented in these financial statements and accompanying footnotes has been retroactively adjusted to reflect the increased number of shares resulting from this action.

On June 5, 2014, MSI and its subsidiaries that are guarantors under the indenture governing the 2020 Senior Subordinated Notes entered into the Purchase Agreement relating to the sale of $250,000,000 aggregate principal amount of Additional 2020 Senior Subordinated Notes. We expect the offering of the Additional 2020 Senior Subordinated Notes to close on June 16, 2014, subject to satisfaction of customary closing conditions. We intend to use the net proceeds of the offering of the Additional 2020 Senior Subordinated Notes to redeem a portion of the outstanding 2018 Senior Notes, to pay the applicable make-whole premium and accrued and unpaid interest thereon to, but not including, the applicable redemption date and to pay related fees and expenses.

Note 12.  Pro forma net income per common share (unaudited)

In connection with the closing of the Company's initial public offering, we intend to use the net proceeds, after deducting estimated offering expenses and underwriting discount, to redeem a portion of the PIK Notes, to pay the applicable redemption premium of 1% of the principal amount of the PIK Notes redeemed and related fees and expenses. The PIK Notes, which were issued on July 29, 2013, funded in part a cash dividend and equity-related award to equity and equity-award holders.

Pro forma basic and diluted net income per share attributable to common stockholders has been computed to give effect to the consummation of the offering and the stock split of the existing common shares prior to the closing of the offering and the effect to the number of shares whose proceeds are to be used to repay the debt. The following table sets forth the computation of the Company's unaudited pro forma basic and diluted net income per share for the quarter ended May 3, 2014:

(in millions, except per share data)	Basic	Diluted

Numerator:
Income available to common stockholders	$45	$45
Pro forma adjustment to Net income to reflect tax-effected interest impact	7	7

Pro forma net income	$52	$52

Denominator:
Denominator for earnings per common share—weighted-average shares	175.1	178.9
Pro forma adjustment to reflect the offering	27.8	27.8

Weighted average shares of common stock outstanding used in computing the pro forma net income per share	202.9	206.7

Pro forma net income per share	$0.26	$0.26

27,777,778 shares

The Michaels Companies, Inc.

Common stock

J.P. Morgan	Goldman, Sachs & Co.

Barclays	Deutsche Bank Securities

BofA Merrill Lynch	Credit Suisse	Morgan Stanley	Wells Fargo Securities

Guggenheim Securities
Macquarie Capital
Nomura
Piper Jaffray
Raymond James
Stephens Inc.
SunTrust Robinson Humphrey

Ramirez & Co., Inc.	Telsey Advisory Group	The Williams Capital Group, L.P.

Through and including                             , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II
Information not required in prospectus

Item 13.    Other expenses of issuance and distribution

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority ("FINRA") filing fee.

SEC registration fee	$78,175
FINRA filing fee	75,000
The NASDAQ Global Select Market listing fee	125,000
Blue sky fees and expenses	15,000
Printing and engraving expenses	340,000
Accounting fees and expenses	1,300,000
Legal fees and expenses	2,850,000
Transfer agent and registrar fees	4,000
Miscellaneous fees and expenses	1,700,000

TOTAL	$6,487,175

Item 14.   Indemnification of directors and officers.

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

"(a)  A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b)   A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper."

As permitted by the Delaware General Corporation Law, we have included in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated bylaws contain a provision indemnifying our directors and officers to the fullest extent permitted under applicable law for all liability and loss suffered by them in connection with performance of their duties as directors and officers of the Company, subject to certain exceptions, and provide that we may advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

We intend to enter into indemnification agreements with our directors and officers. These agreements will provide broader indemnity rights than those provided under the Delaware General Corporation Law and our amended and restated certificate of incorporation and our amended and restated bylaws. The indemnification agreements are not intended to deny or otherwise limit third party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

We maintain directors' and officers' liability insurance for the benefit of our directors and officers.

Item 15.    Recent Sales of Unregistered Securities.

Equity securities

Set forth below is information regarding securities issued by us within the past three years after giving effect to a 1.476-for-one stock split effected on June 6, 2014. Also included is the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed. There were no underwritten offerings employed in connection with any of the transactions set forth in this Item 15.

On May 30, 2011, a former employee exercised 81,067.8 options for aggregate consideration of $823,860, which shares were resold to the Company on a same-day sale basis.

On June 3, 2011, a former employee exercised 27,931.8 options for aggregate consideration of $141,930, which shares were resold to the Company on a cash settlement basis.

On October 18, 2011, a former employee exercised 60,631.1 options for aggregate consideration of $502,628, which shares were resold to the Company on a same-day sale basis.

On March 22, 2012, a former employee exercised 76,623.6 options for aggregate consideration of $843,271, which shares were resold to the Company on a same-day sale basis.

On March 22, 2012, a former employee exercised 23,128.9 options for aggregate consideration of $352,575, which shares were resold to the Company on a same-day sale basis and 39,890.4 on a cash settlement basis for aggregate consideration of $320,220, which resulted in the issuance of 39,890.4 shares of Common Stock to this individual.

On June 19, 2012, a former employee exercised 89,978.4 options for aggregate consideration of $972,705, which shares were resold to the Company on a same-day sale basis.

On September 28, 2012, a former employee exercised 33,515.5 options for aggregate consideration of $393,361, which shares were resold to the Company on a same-day sale basis.

On September 28, 2012, two former employees each exercised 50,277.0 options for aggregate consideration of $556,925, which shares were resold to the Company on a same-day sale basis.

On October 18, 2012, a former employee exercised 134,076.9 options for aggregate consideration of $1,485,197, which shares were resold to the Company on a same-day sale basis.

On October 22, 2012, a former employee exercised 121,808.4 options for aggregate consideration of $1,291,898, which shares were resold to the Company on a same-day sale basis.

On October 26, 2012, a former employee exercised 13,591.0 options for aggregate consideration of $166,128, which shares were resold to the Company on a same-day sale basis.

On October 26, 2012, a former employee exercised 2,214.0 options on a cash settlement basis, which resulted in the issuance of 2,214.0 shares of Common Stock to this individual, for aggregate consideration of $22,830.

On June 27, 2013, three former employees exercised 75,417.7, 83,910.6, and 83,518.0 options for aggregate consideration of $2,579,087, which shares were resold to the Company on a same-day sale basis.

On July 10, 2013, a former employee exercised 2,213,997.0 options for aggregate consideration of $22,499,963, which shares were resold to the Company on a same-day sale basis.

On July 31, 2013, a former employee exercised 575,203.1 options for aggregate consideration of $4,337,240, which shares were resold to the Company on a same-day sale basis.

On October 3, 2013, a former employee exercised 141,719.6 options for aggregate consideration of $1,062,511, which shares were resold to the Company on a same-day sale basis.

On October 17, 2013, a former employee exercised 104,804.9 options for aggregate consideration of $781,297, which shares were resold to the Company on a same-day sale basis.

On October 31, 2013, a former employee exercised 8,757.1 options for aggregate consideration of $110,413, which shares were resold to the Company on a same-day sale basis.

On January 13, 2014, four former employees exercised 567,091.0, 121,492.5, 9,189.6 and 8,757.1 options for aggregate consideration of $5,382,829 and 387,535.6, 76,047.9, 7,785.9 and 7,639.8 of these shares were resold to the Company on a same-day sale basis to pay for minimum tax withholdings and the exercises.

On January 23, 2014, a former employee exercised 8,377.8 options for aggregate consideration of $68,604 and 5,887.8 of these shares were resold to the Company on a same-day sale basis to pay for minimum tax withholdings and the exercise.

On January 31, 2014, a former employee exercised 4,175.6 options for aggregate consideration of $33,297 and 2,805.9 of these shares were resold to the Company on a same-day sale basis to pay for minimum tax withholdings and the exercise.

On February 20, 2014, a former employee exercised 144,701.1 options for aggregate consideration of $1,094,113 and 92,397.6 of these shares were resold to the Company on a same-day sale basis to pay for minimum tax withholdings and the exercise.

On April 3, 2014, two former employees exercised 142,912.2 and 103,612.2 options for aggregate consideration of $1,843,742 and 90,114.2 and 63,296.8 of these shares were resold to the Company on a same-day sale basis to pay for minimum tax withholdings and the exercises.

On May 1, 2014, a former employee exercised 339,328.0 options for aggregate consideration of $2,644,236 and 229,916.5 of these shares were resold to the Company on a same-day sale basis to pay for minimum tax withholdings and the exercise.

On February 11, 2014, 5,483.3 shares of restricted stock awards vested for a current employee and 1,790.4 of these shares were resold to the Company on a same-day sale basis to pay for minimum tax withholdings.

On March 18, 2014, 66,856.9 shares of restricted stock awards vested for a current employee and 18,938.6 of these shares were resold to the Company on a same-day sale basis to pay for minimum tax withholdings.

On April 16, 2014, 3,456.8 shares of restricted stock awards vested for a current employee.

During the three years ended February 1, 2014, we issued options to purchase an aggregate of 4,121,567.6 shares of Common Stock under the Equity Incentive Plan.

During the three years ended February 1, 2014, we issued restricted stock awards totaling an aggregate of 791,162.6 shares of Common Stock under the Equity Incentive Plan.

Between February 2, 2014 and April 30, 2014, we issued options to purchase an aggregate of 21,918.6 shares of Common Stock under the Equity Incentive Plan.

Between February 2, 2014 and April 30, 2014, we issued restricted stock awards totaling an aggregate 4,383.7 of shares of Common Stock under the Equity Incentive Plan.

The foregoing share numbers do not reflect any adjustments made in connection with the Reorganization.

On July 23, 2013, in connection with the Reorganization, each share of MSI's common stock was converted into the right to receive one share of the Company's Common Stock, subject to the same vesting conditions, if any, as applied to the share so converted, and each such share of MSI's common stock was cancelled and retired and ceased to exist. Approximately 174.8 million shares of MSI's common stock were converted into the Company's Common Stock.

The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rule 701 promulgated thereunder. The securities were issued directly by the registrant and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

Debt securities

On September 27, 2012, MSI, our wholly-owned indirect subsidiary, issued $200 million aggregate principal amount of 7 3/4% Senior Notes that mature on November 1, 2018 (the "Additional 2018 Senior Notes") at a purchase price of 106.25% of face value, resulting in approximately $209 million of net proceeds before expenses. The proceeds were used to repay a portion of the indebtedness outstanding under MSI's B-1 Term Loans under its Senior Secured Term Loan Facility and to pay related fees and expenses. The initial purchasers for the Additional 2018 Senior Notes were Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC. The aggregate amount of the initial purchasers' premium paid on the Additional 2018 Senior Notes was approximately $9 million.

On July 29, 2013, FinCo Holdings and FinCo Inc., our wholly-owned direct and indirect subsidiaries, respectively, issued $800 million aggregate principal amount of Holdco Notes at a purchase price of 100.00% of face value, resulting in approximately $788 million of net proceeds before expenses. The proceeds were used to fund a cash dividend to our equity and equity-award holders and to pay related fees and expenses. The initial purchasers for the Holdco Notes were J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC. The aggregate amount of the initial purchasers' discount on the Holdco Notes was approximately $12 million.

On December 19, 2013, MSI, our wholly-owned indirect subsidiary, issued $260 million aggregate principal amount of 2020 Senior Subordinated Notes, at a purchase price of 100.00% of face value, resulting in approximately $256 million of net proceeds before expenses. Concurrently with the completion of that offering, MSI issued a redemption notice to the holders of its outstanding 2016 Senior Subordinated Notes, deposited the redemption proceeds in trust with the trustee under the 2016 Senior Subordinated Notes Indenture and instructed the trustee under the 2016 Senior Subordinated Notes to discharge its obligations under the 2016 Senior Subordinated Notes Indenture. The initial purchasers for the 2020 Senior Subordinated Notes were Deutsche Bank Securities Inc., Barclays Capital, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., J.P. Morgan Securities LLC, Credit Suisse (USA) LLC, Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC, Guggenheim Securities, LLC and Macquarie Capital (USA) Inc. The aggregate amount of the initial purchasers' discount on the 2020 Senior Subordinated Notes was approximately $4 million.

On June 16, 2014, MSI, our wholly-owned indirect subsidiary, issued $250 million aggregate principal amount of Additional 2020 Senior Subordinated Notes, at a purchase price of 102.00% of face value, resulting in approximately $252 million of expected net proceeds before expenses. Following the completion of that issuance, MSI issued a redemption notice to the holders of its outstanding 2018 Senior Notes, pursuant to which a portion of the 2018 Senior Notes will be redeemed on July 17, 2014 as set forth in such notice of redemption. MSI will also pay the applicable redemption premium and accrued and unpaid interest to, but not including, the applicable redemption date on the 2018 Senior Notes. The initial purchasers for the Additional 2020 Senior Subordinated Notes were Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Barclay Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC, Guggenheim Securities, LLC and Macquarie Capital (USA) Inc. The aggregate amount of the initial purchasers' discount on the 2020 Senior Subordinated Notes was approximately $3 million.

The Additional 2018 Senior Notes, the Holdco Notes and 2020 Senior Subordinated Notes were offered and sold to the initial purchasers in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act and were offered and resold by the initial purchasers to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. investors outside the United States in compliance with Regulation S of the Securities Act.

All securities described in this Item 15 are deemed restricted securities for purposes of the Securities Act. The instruments representing such issued securities included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.    Exhibits and Financial Statement Schedules.

(a)    Exhibits

Reference is made to the Exhibit List filed as a part of this registration statement beginning on page E-1. Each of such exhibits is incorporated by reference herein.

(b)   Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the financial statement or notes thereto.

Schedules other than that listed above have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements or the notes thereto.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes:

(1)    That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)   The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)    To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(6)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas on the 19th day of June, 2014.

The Michaels Companies, Inc.
By:	/s/ CARL S. RUBIN
Name:	Carl S. Rubin
Title:	Chief Executive Officer

Power of attorney

The undersigned, Nadim El Gabbani, a director of The Michaels Companies, Inc. hereby appoints each of Carl S. Rubin, Charles M. Sonsteby and Michael J. Veitenheimer, as his attorney-in-fact, with full power of substitution for, and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CARL S. RUBIN Carl S. Rubin	Director and Chief Executive Officer (Principal Executive Officer)	June 19, 2014
/s/ CHARLES M. SONSTEBY Charles M. Sonsteby	Chief Administrative Officer and Chief Financial Officer (Principal Financial Officer)	June 19, 2014
/s/ MICHAEL J. VEITENHEIMER Michael J. Veitenheimer	Senior Vice President—General Counsel and Secretary	June 19, 2014
/s/ JENNIFER N. ROBINSON Jennifer N. Robinson	Vice President—Chief Accounting Officer and Controller (Principal Accounting Officer)	June 19, 2014

Signature	Title	Date

/s/ * Joshua Bekenstein	Director	June 19, 2014
/s/ * Todd M. Cook	Director	June 19, 2014
/s/ NADIM EL GABBANI Nadim El Gabbani	Director	June 19, 2014
/s/ * Jill A. Greenthal	Director	June 19, 2014
/s/ * Lewis S. Klessel	Director	June 19, 2014
/s/ * Matthew S. Levin	Director	June 19, 2014
/s/ * John J. Mahoney	Director	June 19, 2014
/s/ * James A. Quella	Director	June 19, 2014
/s/ * Peter F. Wallace	Director	June 19, 2014

*By:	/s/ CHARLES M. SONSTEBY
Name:	Charles M. Sonsteby
Title:	Attorney-in-Fact

Exhibit list

Exhibit no.	Description

1.1**	Form of Underwriting Agreement
2.1***
Agreement and Plan of Merger, dated as of July 22, 2013, by and among Michaels Stores, Inc., The Michaels Companies, Inc., Michaels FinCo Holdings, LLC, Michaels Funding, Inc., and Michaels Stores MergerCo. Inc. (incorporated by reference to Exhibit 2.1 to Form 10-Q filed by Michaels Stores, Inc. on August 30, 2013, SEC File No. 001-09338)
3.1***	Amended and Restated Certificate of Incorporation of The Michaels Companies, Inc.
3.2***	Second Amended and Restated Certificate of Incorporation of The Michaels Companies, Inc.
3.3***	Amended and Restated Bylaws of The Michaels Companies, Inc.
3.4***	Form of Amended and Restated Bylaws of The Michaels Companies, Inc.
4.1***	Form of Specimen Common Stock Certificate of The Michaels Companies, Inc.
4.2***	Form of Amended and Restated Registration Rights Agreement
4.3***	Form of Investor Agreement
4.4***
Indenture, dated as of October 31, 2006, among Michaels Stores, Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 10-Q filed by Michaels Stores, Inc. on December 7, 2006, SEC File No. 001-09338)
4.5***
Supplemental Indenture, dated as of October 20, 2010, by and among Michaels Stores, Inc. and Law Debenture Trust Company of New York, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed by Michaels Stores, Inc. on October 26, 2010, SEC File No. 001-09338)
4.6***
Indenture, dated as of October 21, 2010, by and among Michaels Stores, Inc., the guarantors named therein and Law Debenture Trust Company of New York, as trustee (incorporated by reference to Exhibit 4.2 to Form 8-K filed by Michaels Stores, Inc. on October 26, 2010, SEC File No. 001-09338)
4.7***
Supplemental Indenture, dated as of September 27, 2012, by and among Michaels Stores, Inc., the guarantors named therein and Law Debenture Trust Company of New York, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed by Michaels Stores, Inc. on October 2, 2012, SEC File No. 001-09338)
4.8***
Registration Rights Agreement, dated as of October 31, 2006, among Michaels Stores, Inc. and certain stockholders thereof (incorporated by reference to Exhibit 4.7 to Form 10-Q filed by Michaels Stores, Inc. on December 7, 2006, SEC File No. 001-09338)
4.9***
Registration Rights Agreement, dated as of September 27, 2012, by and among Michaels Stores, Inc., the guarantors named therein and the Initial Purchasers named therein (incorporated by reference to Exhibit 4.2 to Form 8-K filed by Michaels Stores, Inc. on October 2, 2012, SEC File No. 001-09338)
4.10***
Indenture, dated as of December 19, 2013, by and among Michaels Stores, Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed by Michaels Stores, Inc. on December 19, 2013, SEC File No. 001-09338)

Exhibit no.	Description

4.11***	Supplemental Indenture, dated as of June 16, 2014, by and among Michaels Stores, Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee.
4.12***	Indenture, dated as of July 29, 2013, among Michaels FinCo Holdings, LLC, Michaels FinCo, Inc. and Law Debenture Trust Company of New York, as trustee.
5.1***	Opinion of Ropes & Gray LLP
10.1†***	Amended and Restated 2014 Omnibus Long-Term Incentive Plan
10.2†***	Form of Stock Option Agreement under the 2014 Omnibus Long-Term Incentive Plan
10.3†***	Form of Restricted Stock Award Agreement under the 2014 Omnibus Long-Term Incentive Plan
10.4†***	Form of Restricted Stock Award Agreement for Independent Directors under the 2014 Omnibus Long-Term Incentive Plan
10.5†***	Michaels Stores, Inc. 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Michaels Stores, Inc. on February 21, 2007, SEC File No. 001-09338)
10.6†***
Form of Stock Option Agreement under the Michaels Stores, Inc. 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K filed by Michaels Stores, Inc. on February 21, 2007, SEC File No. 001-09338)
10.7†***
Amended form of Stock Option Agreement under Michaels Stores, Inc. 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by Michaels Stores, Inc. on September 4, 2009, SEC File No. 001-09338)
10.8†***
Form of Restricted Stock Award Agreement under the Michaels Stores, Inc. 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Form 10-Q filed by Michaels Stores, Inc. on June 6, 2008, SEC File No. 001-09338)
10.9†***	The Michaels Companies, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by Michaels Stores, Inc. on August 30, 2013, SEC File No. 001-09338)
10.10†***
Form of Stock Option Agreement under The Michaels Companies, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q filed by Michaels Stores, Inc. on August 30, 2013, SEC File No. 001-09338)
10.11†***
Form of Restricted Stock Award Agreement under The Michaels Companies, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Form 10-Q filed by Michaels Stores, Inc. on August 30, 2013, SEC File No. 001-09338)
10.12†***
Form of Restricted Stock Award Agreement for Independent Directors under The Michaels Companies, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by Michaels Stores, Inc. on December 10, 2013, SEC File No. 001-09338)
10.13†***	Form of Fiscal Year 2014 Bonus Plan for Executive Officers (previously filed as exhibit 10.1 to form 8-K filed by Michaels Stores, Inc. on March 31, 2014, SEC File No. 001-09338).
10.14†***	The Michaels Companies, Inc. Annual Incentive Plan
10.15†***
Employment Agreement, dated February 13, 2013, between Michaels Stores, Inc. and Carl S. Rubin (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by Michaels Stores, Inc. on May 24, 2013, SEC File No. 001-09338)
10.16†***
Restricted Stock Award Agreements, dated March 18, 2013, between Michaels Stores, Inc. and Carl S. Rubin (incorporated by reference to Exhibit 10.2 to Form 10-Q filed by Michaels Stores, Inc. on May 24, 2013, SEC File No. 001-09338)

Exhibit no.	Description

10.17†***	Stock Option Agreement, dated March 18, 2013, between Michaels Stores, Inc. and Carl S. Rubin (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by Michaels Stores, Inc. on May 24, 2013, SEC File No. 001-09338)
10.18†***
Employment Agreement, dated March 6, 2009, between Michaels Stores, Inc. and John B. Menzer (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by Michaels Stores, Inc. on June 5, 2009, SEC File No. 001-09338)
10.19†***
Amendment to Employment Agreement, dated June 2, 2009, between Michaels Stores, Inc. and John B. Menzer (incorporated by reference to Exhibit 10.2 to Form 10-Q filed by Michaels Stores, Inc. on June 5, 2009, SEC File No. 001-09338)
10.20†***
Letter Agreement, dated September 15, 2010, between Michaels Stores, Inc. and Charles M. Sonsteby (incorporated by reference to Exhibit 99.2 to Form 8-K filed by Michaels Stores, Inc. on September 17, 2010, SEC File No. 001-09338)
10.21†***
Restricted Stock Award Agreement, dated June 2, 2009, between Michaels Stores, Inc. and John B. Menzer (incorporated by reference to Exhibit 10.3 to Form 10-Q filed by Michaels Stores, Inc. on June 5, 2009, SEC File No. 001-09338)
10.22†***
Stock Option Agreement, dated June 2, 2009, between Michaels Stores, Inc. and John B. Menzer (incorporated by reference to Exhibit 10.4 to Form 10-Q filed by Michaels Stores, Inc. on June 5, 2009, SEC File No. 001-09338)
10.23***
Amended and Restated Stockholders Agreement, dated as of February 16, 2007, among Michaels Stores, Inc. and certain stockholders thereof (incorporated by reference to Exhibit 10.23 to Form 10-K filed by Michaels Stores, Inc. on May 3, 2007, SEC File No. 001-09338)
10.24***
Management Agreement, dated as of October 31, 2006, among Michaels Stores, Inc., Bain Capital Partners, LLC and Blackstone Management Partners V LLC (incorporated by reference to Exhibit 10.2 to Form 10-Q filed by Michaels Stores, Inc. on December 7, 2006, SEC File No. 001-09338)
10.25***
Management Agreement, dated as of October 31, 2006, between Michaels Stores, Inc. and Highfields Capital Management LP (incorporated by reference to Exhibit 10.3 to Form 10-Q filed by Michaels Stores, Inc. on December 7, 2006, SEC File No. 001-09338)
10.26†***	Michaels Stores, Inc. Amended Officer Severance Pay Plan (incorporated by reference to Exhibit 10.17 to Form 10-K filed by Michaels Stores, Inc. on April 2, 2009, SEC File No. 001-09338)
10.27†***	Amendment to Michaels Stores, Inc. Amended Officer Severance Pay Plan (incorporated by reference to Exhibit 10.15 to Form 10-K filed by Michaels Stores, Inc. on March 15, 2013, SEC File No. 001-09338)
10.28†***	Michaels Stores, Inc. Amended Officer Severance Pay Plan
10.29***	Form of Director & Officer Indemnification Agreement

Exhibit no.	Description

10.30***	Amended and Restated Credit Agreement, dated as of February 18, 2010, among Michaels Stores, Inc., as lead borrower for the borrowers party thereto, the facility guarantors named therein, Bank of America, N.A., as administrative agent and collateral agent, the lenders party thereto (collectively, the "Lenders"), Wells Fargo Retail Finance, LLC, as syndication agent, Deutsche Bank Securities Inc., JPMorgan Chase Bank, N.A. and Credit Suisse, as co-documentation agents, General Electric Capital Corporation, UBS Securities LLC and RBS Business Capital, as senior managing agents, Banc of America Securities LLC, Wells Fargo Retail Finance, LLC and Deutsche Bank Securities Inc., as joint lead arrangers, and Banc of America Securities LLC, Wells Fargo Retail Finance, LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Credit Suisse, as joint book runners (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Michaels Stores, Inc. on February 19, 2010, SEC File No. 001-09338)
10.31***
Exhibits and Schedules to Amended and Restated Credit Agreement, dated as of February 18, 2010, among Michaels Stores, Inc., as lead borrower for the borrowers party thereto, the facility guarantors named therein, Bank of America, N.A., as administrative agent and collateral agent, the lenders party thereto (collectively, the "Lenders"), Wells Fargo Retail Finance, LLC, as syndication agent, Deutsche Bank Securities Inc., JPMorgan Chase Bank, N.A. and Credit Suisse, as co-documentation agents, General Electric Capital Corporation, UBS Securities LLC and RBS Business Capital, as senior managing agents, Banc of America Securities LLC, Wells Fargo Retail Finance, LLC and Deutsche Bank Securities Inc., as joint lead arrangers, and Banc of America Securities LLC, Wells Fargo Retail Finance, LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Credit Suisse, as joint book runners (incorporated by reference to Exhibit 10.2 to Form 8-K filed by Michaels Stores, Inc. on May 28, 2010, SEC File No. 001-09338)
10.32***
Second Amended and Restated Credit Agreement, dated as of September 17, 2012, among Michaels Stores, Inc., the other borrowers from time to time party thereto, the facility guarantors from time to time party thereto, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent and collateral agent, and the other agents named therein (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Michaels Stores, Inc. on September 18, 2012, SEC File No. 001-09338)
10.33***
Exhibits and Schedules to Second Amended and Restated Credit Agreement, dated as of September 17, 2012, among Michaels Stores, Inc., the other borrowers from time to time party thereto, the facility guarantors from time to time party thereto, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent and collateral agent, and the other agents named therein (incorporated by reference to Exhibit 10.21 to Form 10-K filed by Michaels Stores, Inc. on March 15, 2013, SEC File No. 001-09338)
10.34***
First Amendment to Second Amended and Restated Credit Agreement, dated June 6, 2014, to the Second Amended and Restated Credit Agreement, dated September 17, 2012, among Michaels Stores, Inc., the other borrowers named therein, the facility guarantors named therein, the lenders named therein, Wells Fargo Bank, National Association, as administrative agent, collateral agent, lender, swingline lender and issuing bank (incorporated by reference to Exhibit 10.2 to Form 8-K filed by Michaels Stores, Inc. on June 11, 2014, SEC File No. 001-09338)

Exhibit no.	Description

10.35***	Credit Agreement, dated as of October 31, 2006, among Michaels Stores, Inc., Deutsche Bank AG New York Branch, as administrative agent, the other lenders named therein, JPMorgan Chase Bank, N.A., as syndication agent, and Bank of America, N.A. and Credit Suisse, as co-documentation agents, and Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC as co-lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.5 to Form 10-Q filed by Michaels Stores, Inc. on December 7, 2006, SEC File No. 001-09338)
10.36***
First Amendment to Credit Agreement, dated as of January 19, 2007, to the Credit Agreement, dated as of October 31, 2006, among Michaels Stores, Inc., Deutsche Bank AG New York Branch, as administrative agent, the other lenders named therein, JPMorgan Chase Bank, N.A., as syndication agent, and Bank of America, N.A. and Credit Suisse, as co-documentation agents, and Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC as co-lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Michaels Stores, Inc. on January 25, 2007, SEC File No. 001-09338)
10.37***
Second Amendment to Credit Agreement, dated as of May 10, 2007, to the Credit Agreement, dated as of October 31, 2006, among Michaels Stores, Inc., Deutsche Bank AG New York Branch, as administrative agent, the other lenders named therein, JPMorgan Chase Bank, N.A., as syndication agent, and Bank of America, N.A. and Credit Suisse, as co-documentation agents, and Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC as co-lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Michaels Stores, Inc. on May 11, 2007, SEC File No. 001-09338)
10.38***
Third Amendment to Credit Agreement, dated as of August 20, 2009, to the Credit Agreement, dated as of October 31, 2006, among Michaels Stores, Inc., Deutsche Bank AG New York Branch, as administrative agent, the other lenders named therein, JPMorgan Chase Bank, N.A., as syndication agent, and Bank of America, N.A. and Credit Suisse, as co-documentation agents, and Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC as co-lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.3 to Form 10-Q filed by Michaels Stores, Inc. on September 4, 2009, SEC File No. 001-09338)
10.39***
Fourth Amendment to Credit Agreement, dated as of November 5, 2009, to the Credit Agreement, dated as of October 31, 2006, among Michaels Stores, Inc., Deutsche Bank AG New York Branch, as administrative agent, the other lenders named therein, JPMorgan Chase Bank, N.A., as syndication agent, and Bank of America, N.A. and Credit Suisse, as co-documentation agents, and Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC as co-lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Michaels Stores, Inc. on November 5, 2009, SEC File No. 001-09338)
10.40***
Fifth Amendment to Credit Agreement, dated as of December 15, 2011, to the Credit Agreement, dated as of October 31, 2006, among Michaels Stores, Inc., Deutsche Bank AG New York Branch, as administrative agent, the other lenders named therein, JPMorgan Chase Bank, N.A., as syndication agent, and Bank of America, N.A. and Credit Suisse, as co-documentation agents, and Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC as co-lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Michaels Stores, Inc. on December 16, 2011, SEC File No. 001-09338)

Exhibit no.	Description

10.41***	Amended and Restated Credit Agreement, dated as of January 28, 2013, among Michaels Stores, Inc., Deutsche Bank AG New York Branch, as administrative agent, and Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc. and Wells Fargo Securities, LLC, as co-documentation agents, and Deutsche Bank Securities Inc., Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc. and Wells Fargo Securities, LLC, as co-lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Michaels Stores, Inc. on February 1, 2013, SEC File No. 001-09338)
10.42***
Exhibits and Schedules to Amended and Restated Credit Agreement, dated as of January 28, 2013, among Michaels Stores, Inc., Deutsche Bank AG New York Branch, as administrative agent, and Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc. and Wells Fargo Securities, LLC, as co-documentation agents, and Deutsche Bank Securities Inc., Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc. and Wells Fargo Securities, LLC, as co-lead arrangers and joint bookrunners (incorporated by reference to filed as Exhibit 10.29 to Form 10-K filed by Michaels Stores, Inc. on March 15, 2013, SEC File No. 001-09338)
10.43***
First Amendment to Amended and Restated Credit Agreement, dated June 10, 2014, to the Amended and Restated Credit Agreement, dated January 28, 2013, among Michaels Stores, Inc., Deutsche Bank AG New York Branch, as administrative agent, and the guarantors named therein (incorporated by reference to Exhibit 10.3 to Form 8-K filed by Michaels Stores, Inc. on June 11, 2014, SEC File No. 001-09338)
10.44***
Master Services Agreement, dated as of January 16, 2009, by and between Michaels Stores, Inc. and Tata America International Corporation (incorporated by reference to Exhibit 10.29 to Form 10-K filed by Michaels Stores, Inc. on April 2, 2009, SEC File No. 001-09338)
10.45***	Michaels Stores, Inc. Employees 401(k) Plan, effective March 1, 2009 (incorporated by reference to Exhibit 10.30 to Form 10-K filed by Michaels Stores, Inc. on April 2, 2009, SEC File No. 001-09338)
10.46***
Purchase Agreement, dated October 7, 2010, by and among Michaels Stores, Inc., the Guarantors named therein and the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Michaels Stores, Inc. on October 14, 2010, SEC File No. 001-09338)
10.47***
Purchase Agreement, dated September 20, 2012, by and among Michaels Stores, Inc., the Guarantors named therein and the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Michaels Stores, Inc. on September 25, 2012, SEC File No. 001-09338)
10.48***
Purchase Agreement, dated December 16, 2013, by and among Michaels Stores, Inc., the guarantors named therein and the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Michaels Stores, Inc. on December 19, 2013, SEC File No. 001-09338)
10.49†***	Separation Agreement and Release, dated November 15, 2013, between Michaels Stores, Inc. and Weizhong "Wilson" Zhu

Exhibit no.	Description

10.50***	Purchase Agreement, dated June 5, 2014, by and among Michaels Stores, Inc., the Guarantors named therein and the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Michaels Stores, Inc. on June 11, 2014, SEC File No. 001-09338)
21.1***	Subsidiaries of The Michaels Companies, Inc.
23.1*	Consent of Ernst & Young LLP
23.2***	Consent of Ropes & Gray LLP (included in the opinion filed as Exhibit 5.1)
24.1*	Powers of Attorney (included on signature page)

*      Filed herewith.

**     To be filed by amendment.

***   Previously filed, including items incorporated by reference.

†      Indicates management contracts or compensatory plans or arrangements in which our executive officers or directors participate.